Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 05/25/16	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

SEC
Mail Processing
Section
MAY 27 2016
Washington DC
412

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, 5th Floor, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee: Barbara J. Comly, General Counsel, Miami International Securities Exchange, LLC (609-897-7300)



16019029

6. Provide the name and address of counsel for the applicant:
Barbara J. Comly, General Counsel
Miami International Securities Exchange, LLC
7 Roszel Road, 5th Floor
Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 9/10/07 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act, 6 Del. C. 18-1d et seq.

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Miami International Securities Exchange, LLC

Date: May 25, 2016

By: Barbara J. Comly
Barbara J. Comly, General Counsel

Subscribed and sworn before me this 25th day of May, 2016.

Jane Sciarra
Jane Sciarra
Notary Public of the State of New Jersey
My Commission Expires October 27, 2019

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
("MIAX OPTIONS")

Form 1 Amendment No. 33
Triennial Filing

May 25, 2016

EXHIBIT A	A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.
EXHIBIT B	A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.
EXHIBIT C	Information relating to each subsidiary or affiliate of the applicant, and of any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange.
EXHIBIT J	A list of the officers, governors, members of all standing committees, or persons performing similar functions for the applicant.

Exhibit A

EXHIBIT A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

The following materials are submitted by Miami International Securities Exchange, LLC ("MIAX Options" or the "Exchange") in response to this Exhibit A:

1. The Amended and Restated Certificate of Formation of Miami International Securities Exchange, LLC dated June 17, 2011 is attached.

2. The First Amended and Restated Limited Liability Company Agreement of Miami International Securities Exchange, LLC dated May 20, 2011 is attached.

3. The Second Amended and Restated Limited Liability Agreement of Miami International Securities Exchange, LLC dated December 1, 2012 is attached.

4. The Amended and Restated By-Laws of Miami International Securities Exchange, LLC dated May 20, 2016 are attached.

1

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:35 PM 06/17/2011
FILED 12:35 PM 06/17/2011
SRV 110734849 - 4420452 FILE

STATE OF DELAWARE
AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of amending and restating the original Certificate of Formation, filed under Miami International Stock Exchange. LLC on September 10, 2007, as amended by the Certificate of Amendment, filed on April 21, 2010 under file number: 4420452.

FIRST: The name of the limited liability company is **Miami International Securities, Exchange LLC**.

SECOND: The address of its registered office in the State of Delaware is 3422 Old Capitol Trail, Suite 700, Wilmington, DE 19808-6192, County of New Castle. The name of its registered agent at such address is **Delaware Business Incorporations, Inc.**

THIRD: The members agree to be bound by the signed limited liability company agreements except as they may be contradicted by the Limited Liability Company Act of the State of Delaware.

FOURTH: The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has executed this Amended and Restated Certificate of Formation on this date of June 17, 2011.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

By: 
Thomas P. Gallagher
Chairman

2

FIRST AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
of
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "Member") of Miami International Securities Exchange, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), hereby declares the following to be the First Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the Operating Agreement dated February 1, 2008 of the Company (the "Original Operating Agreement").

Section 1. **Formation**. The Company has been formed as a limited liability company under the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name**. The name of the limited liability company shall be "Miami International Securities Exchange, LLC", or such other name as the Member may from time to time hereafter designate.

Section 3. **Definitions**. Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

Section 4. **Purpose**. The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

Section 5. **Offices**. The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o Delaware Business Incorporators, Inc. 3422 Old Capitol Trail, Suite 700, Wilmington, Delaware 19808-6192. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be Delaware Business Incorporators, Inc. 3422 Old Capitol Trail, Suite 700, Wilmington, Delaware 19808-6192. The Member may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

Section 6. **Member**. Miami International Holdings, Inc. is the sole member of the Company (the "Member") holding 100% of the membership interests of the Company. The name and business or residence address of the Member is 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540.

Section 7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

Section 8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

Section 9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than twenty-one (21) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

Section 10. **Officers**. The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

Section 11. **Advisory Board.** The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

Section 13. **Transfers of Member Interest.** The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

Section 14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

Section 15. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

Section 16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

Section 17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

Section 18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

Section 19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

Section 21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

Section 22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the

Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 23. **Authorized Person**. Delaware Business Incorporators, Inc. is hereby designated as an "authorized person" within the meaning of the Act, and has executed, delivered and filed the Certificate with the Secretary of State of the State of Delaware. Upon the filing of the Certificate with the Secretary of State of Delaware, Delaware Business Incorporators, Inc.'s powers as an "authorized person" ceased.

Section 24. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

Section 25. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of May 20, 2011.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: 

Thomas P. Gallagher
Chairman

3

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
(a Delaware limited liability company)

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of Miami International Securities Exchange, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Second Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") of the Company which amends and restates in its entirety the First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 of the Company (the "Operating Agreement"). Capitalized terms not otherwise defined herein shall have the meanings set forth on Schedule A to this LLC Agreement.

Section 1. **Formation of the Company**. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name**. The name of the Company is "Miami International Securities Exchange, LLC".

Section 3. **Principal Place of Business.** The location of the principal place of business of the Company shall be 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540, or such other place as determined by the Board of Directors from time to time.

Section 4. **Registered Office; Registered Agent**. The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be 3422 Old Capitol Trail, Suite 700, Wilmington, DE 19808-6192, County of New Castle or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be Delaware Business Incorporators, Inc., or such other registered agent as the Board of Directors may designate from time to time.

Section 5. **Term.** The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

Section 6. **LLC Member.** The mailing address of the LLC Member is set forth on Schedule B attached hereto. The LLC Member was admitted to the Company as an LLC Member of the Company upon its execution of a counterpart signature page to the Operating Agreement at which time it acquired 100% of the limited liability company interests of the Company.

Section 7. **Purpose of the Company**. The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of

1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 8. **Powers**. The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9. **Management.**

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this LLC Agreement and the By-Laws. A Director need not be an LLC Member or an Exchange Member. The Directors as of the date of this LLC Agreement are set forth on Schedule C attached hereto.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) By-Laws. The Company, the LLC Member and the Board of Directors hereby adopt the By-Laws of the Company in the form attached hereto as Exhibit A, as the same may be amended from time to time in accordance with the terms therein and in this LLC Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this LLC Agreement and of the By-Laws. In case of any conflict between the provisions of this LLC Agreement and any provisions of the By-Laws, the provisions of this LLC Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this LLC Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this LLC Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this LLC Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 10. **Officers.**

(a) Officers of the Company. Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer, Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this LLC Agreement, the By-Laws or otherwise vested in them by action of the Board not inconsistent with this LLC Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. Advisory Board. The LLC Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 13. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 14. Additional Contributions. The LLC Member is not required to make any additional capital contribution to the Company. However, the LLC Member may make additional capital contributions to the Company at any time upon the consent of such LLC Member. To the extent that the LLC Member makes an additional capital contribution to the Company, the LLC Member shall revise the books and records of the Company. The provisions of this LLC Agreement, including this Section 14, are intended to benefit the LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this LLC Agreement), and the LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this LLC Agreement.

Section 15. **Allocation of Profits and Losses.** The Company's profits and losses shall be allocated to the LLC Member.

Section 16. **Distributions.** Distributions shall be made to the LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds.

Section 17. **Books and Records.**

(a) The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

(b) All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 18. **Reports.** The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants to prepare and transmit to the LLC Member as promptly as possible any such tax information as may be reasonably necessary to enable the LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 19. **Other Business.** Unless otherwise restricted by law, the LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the LLC Member may engage in or possess an interest in other business ventures (unconnected with the

Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this LLC Agreement.

Section 20. Exculpation and Indemnification.

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 20 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 20.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 20 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 21. Assignments. The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"); provided, however, such assignment will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 22. Dissolution.

(a) The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the LLC Member or the occurrence of any other event that terminates the continued membership of the LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

(b) Notwithstanding any other provision of this LLC Agreement, the Bankruptcy of the LLC Member shall not cause the LLC Member to cease to be an LLC Member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the LLC Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this LLC Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the LLC Act.

Section 23. Benefits of LLC Agreement - No Third-Party Rights. None of the provisions of this LLC Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the LLC Member. Nothing in this LLC Agreement shall be deemed to create any right in any Person (other than Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members) not a party hereto, and this LLC Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members).

Section 24. **Severability of Provisions.** Each provision of this LLC Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this LLC Agreement which are valid, enforceable and legal.

Section 25. **Entire LLC Agreement.** This LLC Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 26. **Binding Agreement.** Notwithstanding any other provision of this LLC Agreement, the LLC Member agrees that this LLC Agreement constitutes a legal, valid and binding agreement of the LLC Member and is enforceable against the LLC Member, in accordance with its terms.

Section 27. **Governing Law.** This LLC Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 28. **Amendments.**

(a) This LLC Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

(b) Before any amendment to, or repeal of, any provision of this LLC Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this LLC Agreement shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Section 29. **Notices.** Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 3, (ii) in the case of the LLC Member, to the LLC Member at its address as listed on Schedule B attached hereto and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Second Amended and Restated Limited Liability Company Agreement as of the 1st day of December, 2012.

MEMBER:

MIAMI INTERNATIONAL HOLDINGS, INC.

By: /s/ Thomas P. Gallagher
Thomas P. Gallagher
Chairman

SCHEDULE A

Definitions

A. Definitions

When used in this LLC Agreement, the following terms not otherwise defined herein have the following meanings:

An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the LLC Act.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9(c).

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on September 10, 2007 as amended or amended and restated from time to time.

"Commission" means the Securities and Exchange Commission.

"Company" means Miami International Securities Exchange, LLC, a Delaware limited liability company.

"Covered Persons" has the meaning set forth in Section 20.

"Directors" means the Persons elected or appointed to the Board of Directors from time to time in accordance with this LLC Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member.

"LLC Act" has the meaning set forth in the preamble to this LLC Agreement.

"LLC Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"LLC Interest" has the meaning set forth in Section 21.

"LLC Member" means Miami International Holdings, Inc., as the sole member of the Company.

"Officer" means an officer of the Company described in Section 10.

"Operating Agreement" has the meaning set forth in the preamble to this LLC Agreement.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

B. Rules of Construction

Definitions in this LLC Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this LLC Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this LLC Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this LLC Agreement.

SCHEDULE B

LLC Member

Name	**Mailing Address**	**Limited Liability Company Interest**
Miami International Holdings, Inc.	7 Roszel Road Princeton, NJ 08540	100%

SCHEDULE C

Directors as of December 1, 2012

	Name	Classification
1.	Thomas P. Gallagher	Industry
2.	Michael P. Ameen	Non-Industry
3.	Lindsay L. Burbage	Non-Industry/Independent
4.	Leslie Florio	Non-Industry/Independent
5.	Lawrence E. Jaffe	Non-Industry/Independent
6.	John E. McCormac	Non-Industry/Independent
7.	William J. O'Brien IV	Non-Industry
8.	Robert D. Prunetti	Non-Industry/Independent
9.	Cynthia Schwarzkopf	Non-Industry/Independent
10.	J. Gray Teekell	Non-Industry

EXHIBIT A

BY-LAWS OF MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Attached

4

AMENDED AND RESTATED
BY-LAWS
OF
MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
(a Delaware limited liability company)

These Amended and Restated By-Laws have been established as the By-Laws of Miami International Securities Exchange, LLC, a Delaware limited liability company (the "Company"), pursuant to the Second Amended and Restated Limited Liability Company Agreement of the Company, dated as of December 1, 2012 (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on September 10, 2007 as amended or amended and restated from time to time.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means Miami International Securities Exchange, LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k) "Effective Date" means the date of effectiveness of these Amended and Restated By-Laws.

(l) "ERP Agreement" means the agreement pursuant to which Units were issued.

(m) "ERP Director" means an Industry Director who has been nominated by an ERP Member and appointed to the Board of Directors.

(n) "ERP Member" means an Exchange Member who acquired Units pursuant to an ERP Agreement sufficient to acquire an ERP Director or an Observer position.

(o) "Exchange" means the national securities exchange operated by the Company.

(p) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(q) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(r) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(s) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(t) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(u) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(v) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(w) "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(x) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(y) "Measurement Period" means the time period over which Units are vested.

(z) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(aa) "Member Representative Director" means a Director who has been elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(bb) "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(cc) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(dd) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(ee) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(ff) "Observer" has the meaning set forth in Article II, Section 2.2 of these By-Laws.

(gg) "Performance Criteria" means the trades on MIAX in an amount equal to a percentage of the average daily volume of contracts traded on all options exchanges for all option classes listed on MIAX as reported to The Options Clearing Corporation for a specified Measurement Period in an amount such that the ERP Member earns Units during such specified Measurement Period.

(hh) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(ii) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(jj) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(kk) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(ll) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(mm) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(nn) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

(oo) "Unit" means a combination of securities or types of securities packaged together as one.

ARTICLE II
Board of Directors

Section 2.1 Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper.

A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2 Composition of the Board and Observer Rights

(a) The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors (including the ERP Directors) and Member Representative Directors elected pursuant to Article II, or Section 2.4; and

(ii) The number of Member Representative Directors (which shall not include the ERP Directors) shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

(e) Any ERP Member (either by itself or with its affiliates) that is not otherwise represented on the Board may have the right to nominate one (1) ERP Director or appoint an Observer to the Board of Directors. If at any time such ERP Member is otherwise able to nominate an ERP Director hereunder but is unable to fill such position as a result of such ERP Member already having a representative on the Board, such ERP Member will have the right to nominate such Director in accordance with this Article II, Section 2.2(e) upon the resignation or removal of such Director already serving on the Board. The ERP Member's right to nominate a Director or appoint an Observer pursuant to this Section 2.2(e) shall be perpetual, subject to the provisions of Section 2.3 below. The nominee shall be appointed at the first annual meeting of the Company following the Effective Date.

(f) If an ERP Director position needs to be added pursuant to Article II, Section 2.2(e), such ERP Director shall be nominated by the applicable ERP Member and elected by the LLC Member and additional Director positions shall be added and filled at the same time as the election of the new ERP Director, as required to comply with the requirements set forth in Article II, Section 2.2(a) and (b).

(g) As per Section 2.2(e), a person may be invited to attend meetings of the Board in a nonvoting observer capacity as follows ("Observers"):

(i) Any ERP Member that is not otherwise represented on the Board shall have the right to appoint one individual as an Observer. If the ERP Member is otherwise able to nominate an ERP Director, an Observer appointment would be in lieu of such ERP Director nomination.

(ii) The ERP Member's right to appoint an Observer pursuant to this Section 2.2(g) shall be perpetual, subject to the provisions of Section 2.3 below. An Observer may not be subject to a statutory disqualification.

(iii) The Company shall invite the Observers to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its Directors at the same time and in the same manner as provided to such Directors; provided, however, that such representative shall agree to hold in confidence and trust and to act in a fiduciary manner with respect to all information so provided; and provided further, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets or a conflict of interest.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) other than the ERP Directors shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer or the ERP Directors shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added. The Board term of the ERP Directors shall expire as set forth in Article II, Section 2.3 (c), (d) and (e) below.

(c) In the event that an ERP Member (either by itself or with its affiliates) who has the right to nominate an ERP Director and which fails to meet its Performance Criteria for three consecutive Measurement Periods such that it only meets the required performance criteria of an ERP Member that may appoint an Observer, the individual designated by the non-performing ERP Member shall immediately cease to be an ERP Director of the Company and such ERP Member shall cease to have the right to nominate an ERP Director. Such non-performing ERP Member shall continue to maintain Observer rights as set forth in Article II, Section 2.2(g), subject to the provisions of Section 2.3(e) below. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may renominate an ERP Director for election at the immediately following annual meeting of the Company.

(d) In the event that an ERP Member (either by itself or with its affiliates) who has the right to appoint an Observer and which fails to meet its Performance Criteria for three consecutive Measurement Periods, the individual designated by the non-performing ERP Member shall immediately cease to be an Observer and such non-performing ERP Member shall cease to have the right to appoint an Observer. Notwithstanding the foregoing, in the event that the non-performing ERP Member satisfies the Performance Criteria for a subsequent Measurement Period, then such ERP Member may reappoint an Observer.

(e) An individual ERP Director or Observer position shall be immediately terminated following the transfer of common stock or warrants of the LLC Member acquired pursuant to the ERP Agreement by an ERP Member which, after giving effect to such transfer, results in such ERP Member holding less than 20% of the aggregate number of shares of common stock of the LLC Member issued or issuable pursuant to the Units acquired pursuant to the ERP Agreement collectively.

Section 2.4 Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4. For Director positions requiring persons who qualify as ERP Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the applicable ERP Members having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative

Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5 [Reserved]

Section 2.6 Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7 Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8 Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

(c) If an ERP Director position becomes vacant for a reason other than failure by an ERP Member to meet its Performance Criteria as set forth in Article II, Section 2.3(c), then the LLC Member shall follow the procedures set forth in this Section 2.8(c). In such an event, the Nominating Committee shall recommend an individual to the LLC Member to be elected to fill such vacancy that has been nominated by the applicable ERP Member having the right to nominate such person pursuant to Article II, Section 2.2 of these By-Laws. The LLC Member shall elect, pursuant to this Section 2.8(c), only individuals recommended by the Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director or ERP Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16 Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17 Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18 Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19 Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20 Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1 Annual Meeting; Election of Directors and Other Matters

The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

Section 3.2 Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3 Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4 Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1 Designation of Committees

(a) **Committees of the Board**. The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b) **Committees of the Exchange.** The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2 Board Committees - Appointment and Removal; Vacancies; Term

(a) Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3 Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4 Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5 Specified Board Committees

(a) **Compensation Committee**. The Chairman, with the approval of the Board, shall appoint a Compensation Committee consisting of Non-Industry Directors. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance and recommending compensation and personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board's Compensation Committee for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6 Quality of Markets Committee.

The Chairman, with the approval of the Board, shall appoint a Quality of Markets Committee. The Quality of Markets Committee shall provide advice and guidance to the Board on issues relating to the fairness, integrity, efficiency and competitiveness of the information, order handling and execution mechanisms of the Exchange from the perspective of investors, both individual and institutional, retail firms, market making firms, Exchange listed companies and other market participants. The Quality of Markets Committee shall include broad representation of participants in the Exchange, including investors, market makers, integrated retail firms and order entry firms. The Quality of Markets Committee shall include a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Quality of Markets Committee. The number of Non-Industry members of the Quality of Markets Committee shall equal or exceed the sum of the number of Industry members and Member Representative members.

Section 4.7 Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the MIAX Rules.

ARTICLE V
Nominating Committees

Section 5.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted. Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1 General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2 Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3 Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4 Compensation

The Compensation of the Chairman, the Vice Chairman and the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 6.5 Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11 Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12 Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13 Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14 Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3 Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4 Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5 Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6 Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7 Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

Section 7.8 Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1 By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2 Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3 Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4 Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

ARTICLE IX
Exchange Authorities

Section 9.1 Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2 Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3 Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4 Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, Observers, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, Observers, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, Observers, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5 Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6 Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7 Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: May 20, 2016

Exhibit B

EXHIBIT B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Response:

The Rules of the Exchange dated as of May 20, 2016, are attached.

Miami International Securities Exchange, LLC

Rules

As of May 20, 2016

Table of Contents

Page

CHAPTER I. DEFINITIONS

Rule 100. Definitions

ABBO or Away Best Bid or Offer
The term "**ABBO**" or "**Away Best Bid or Offer**" means the best bid(s) or offer(s) disseminated by other Eligible Exchanges (defined in Rule 1400(f)) and calculated by the Exchange based on market information received by the Exchange from OPRA.

Affiliate or affiliated with
The term "**affiliate**" of or person "**affiliated with**" another person means a person who, directly, or indirectly, controls, is controlled by, or is under common control with, such other person.

Aggregate Exercise Price
The term "**aggregate exercise price**" means the exercise price of an option contract multiplied by the number of units of the underlying security covered by the option contract.

American-Style Option
The term "**American-style option**" means an option contract that, subject to the provisions of Rule 700 (relating to the cutoff time for exercise instructions) and to the Rules of the Clearing Corporation, can be exercised on any business day prior to its expiration date and on its expiration date.

Associated Person or Person Associated with a Member
The term "**associated person**" or "**person associated with a Member**" means any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member.

Bid
The term "**bid**" means a limit order or quote to buy one or more option contracts.

Board
The term "**Board**" means the Board of Directors of Miami International Securities Exchange, LLC.

Book
The term "**Book**" means the electronic book of buy and sell orders and quotes maintained by the System.

By-Laws
The term "**By-Laws**" means the By-Laws of Miami International Securities Exchange, LLC, as the same may be amended from time to time.

Call
The term "**call**" means an option contract under which the holder of the option has the right, in accordance with the terms of the option, to purchase from the Clearing Corporation the number of units of the underlying security covered by the option contract.

Class of Options or Option Class
The terms "**class of options**" **or** "**option class**" mean all option contracts covering the same underlying security.

Clearing Corporation
The term "**Clearing Corporation**" means The Options Clearing Corporation.

Clearing Member
The term "**Clearing Member**" means a Member that has been admitted to membership in the Clearing Corporation pursuant to the provisions of the rules of the Clearing Corporation.

Closing Purchase Transaction
The term "**closing purchase transaction**" means an Exchange Transaction which will reduce or eliminate a short position in an option contract.

Closing Writing Transaction
The term "**closing writing transaction**" means an Exchange Transaction which will reduce or eliminate a long position in an option contract.

Control
The term "control" means the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

Covered
The term "**covered**" in respect of a short position in a call option contract means that the writer's obligation is secured by a "specific deposit" or an "escrow deposit" meeting the conditions of Rule 610(f) or 610(h), respectively, of the Rules of the Clearing Corporation, or the writer holds in the same account as the short position, on a share-for-share basis, a long position either in the underlying security or in an option contract of the same class of options where the exercise price of the option contract in such long position is equal to or less than the exercise price of the option contract in such short position. The term "covered" in respect of a short position in a put option contract means that the writer holds in the same account as the short position, on a share-for-share basis, a long position in an option contract of the same type and class of options where the exercise price of the option contract in such long position is equal to or greater than the exercise price of the option contract in such short position.

Directed Order
A "**Directed Order**" is an order entered into the System by an Electronic Exchange Member with a designation for a Lead Market Maker (referred to as a "Directed Lead Market Maker"). Only Priority Customer Orders will be eligible to be entered into the System as a Directed Order by an Electronic Exchange Member

Discretion
The term "**discretion**" means the authority of a broker or dealer to determine for a customer the type of option, the class or series of options, the number of contracts, or whether options are to be bought or sold.

Electronic Exchange Member
The term "**Electronic Exchange Member**" means the holder of a Trading Permit who is not a Market Maker. Electronic Exchange Members are deemed "members" under the Exchange Act.

European-Style Option
The term "**European-style option**" means an option contract that, subject to the provisions of Rule 700 (relating to the cutoff time for exercise instructions) and to the Rules of the Clearing Corporation, can be exercised only on its expiration date.

Exchange
The term "**Exchange**" means the national securities exchange known as Miami International Securities Exchange or MIAX.

Exchange Act
The term "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.

Exchange Transaction
The term "**Exchange Transaction**" means a transaction involving a security that is effected on the Exchange.

Exercise Price
The term "**exercise price**" means the specified price per unit at which the underlying security may be purchased or sold upon the exercise of an option contract.

Federal Reserve Board
The term "**Federal Reserve Board**" means the Board of Governors of the Federal Reserve System.

Foreign Broker-Dealer
The term "foreign broker-dealer" means any person or entity that is registered, authorized or licensed by a foreign governmental agency or foreign regulatory organization (or is required to be so registered, authorized or licensed) to perform the function of a broker or dealer in securities, or both. For the purposes of this definition, the terms "broker" and "dealer" have the same meaning as provided in Section 3(a)(4) and 3(a)(5) of the Exchange Act, except that a "broker" or "dealer" may be a bank.

He, Him or His
The terms "**he**," "**him**" or "**his**" shall be deemed to refer to persons of female as well as male gender, and to include organizations, as well as individuals, when the context so requires.

Help Desk
The term "Help Desk" means the Exchange's control room consisting of Exchange staff authorized to make certain trading determinations on behalf of the Exchange. The Help Desk shall report to and be supervised by a senior executive officer of the Exchange.

Individual Option
The term "**individual option**" means an option contract that is either a put or a call, covering a specific underlying security and having a specific exercise price and expiration date.

Lead Market Maker
The term "**Lead Market Maker**" means a Member registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of these Rules with respect to Lead Market Makers. When a Lead Market Maker is appointed to act in the capacity of a Primary Lead Market Maker, the additional rights and responsibilities of a Primary Lead Market Maker specified in Chapter VI of these Rules will apply.

Long Position
The term "**long position**" means a person's interest as the holder of one or more units of trading of a given option contract.

Market Makers
The term "**Market Makers**" refers to "Lead Market Makers", "Primary Lead Market Makers" and "Registered Market Makers" collectively.

MBBO
The term "**MBBO**" means the best bid or offer on the Exchange.

Member
The term "**Member**" means an individual or organization approved to exercise the trading rights associated with a Trading Permit. Members are deemed "members" under the Exchange Act.

Membership
The term "**Membership**" refers to the trading privileges held by a Member.

MIAX
The term "**MIAX**" means the Miami International Securities Exchange, LLC.

NBBO
The term "**NBBO**" means the national best bid or offer as calculated by the Exchange based on market information received by the Exchange from OPRA.

Non-Customer
The term "**Non-Customer**" means a person or entity that is a broker or dealer in securities.

Non-Customer Order
The term "**Non-Customer Order**" means an order for the account of a Non-Customer.

Offer
The term "**offer**" means a limit order or quote to sell one or more option contracts.

Opening Purchase Transaction
The term "**opening purchase transaction**" means an Exchange Transaction which will create or increase a long position in an option contract.

Opening Writing Transaction
The term "**opening writing transaction**" means an Exchange Transaction which will create or increase a short position in an option contract.

OPRA
The term "**OPRA**" means the Options Price Reporting Authority, LLC.

Option Contract
The term "**option contract**" means a put or a call issued, or subject to issuance, by the Clearing Corporation pursuant to the Rules of the Clearing Corporation.

Options Principal
The term "**Options Principal**" means a person engaged in the management and supervision of the Member's business pertaining to option contracts that has responsibility for the overall oversight of the Member's options related activities on the Exchange.

Order
The term "**order**" means a firm commitment to buy or sell option contracts.

Outstanding
The term "**outstanding**" in respect of an option contract means an option contract which has been issued by the Clearing Corporation and has neither been the subject of a closing writing transaction nor has reached its expiration date.

Primary Lead Market Maker
The term "**Primary Lead Market Maker**" means a Lead Market Maker appointed by the Exchange to act as the Primary Lead Market Maker for the purpose of making markets in securities traded on the Exchange. The Primary Lead Market Maker is vested with the rights and responsibilities specified in Chapter VI of these Rules with respect to Primary Lead Market Makers.

Primary Market
The term "**primary market**" means the principal market in which an underlying security is traded.

Principal Shareholder
The term "**principal shareholder**" means any person beneficially owning, directly or indirectly, equity securities representing 5% of the voting power in elections of directors, or 5% of the net worth, or a 5% participation in the net profits, of a corporation.

Priority Customer
The term "**Priority Customer**" means a person or entity that (i) is not a broker or dealer in securities, and (ii) does not place more than 390 orders in listed options per day on average during a calendar month for its own beneficial accounts(s).

Priority Customer Order
The term "**Priority Customer Order**" means an order for the account of a Priority Customer.

Priority Quote
The term "**priority quote**" has the meaning set forth in Rule 517(b)(1)(i).

Professional Interest
The term "**Professional Interest**" means (i) an order that is for the account of a person or entity that is not a Priority Customer, or (ii) an order or non-priority quote for the account of a Market Maker.

Public Customer
The term "**Public Customer**" means a person that is not a broker or dealer in securities.

Public Customer Order
The term "**Public Customer Order**" means an order for the account of a Public Customer.

Put
The term "**put**" means an option contract under which the holder of the option has the right, in accordance with the terms and provisions of the option, to sell to the Clearing Corporation the number of units of the underlying security covered by the option contract.

Quarterly Options Series
The term "**Quarterly Options Series**" is a series in an options class that is approved for listing and trading on the Exchange in which the series is opened for trading on any business day and that expires at the close of business on the last business day of a calendar quarter.

Quote or Quotation
The term "**quote**" or "**quotation**" means a bid or offer entered by a Market Maker that is firm and may update the Market Maker's previous quote, if any. The Rules of the Exchange provide for the use of different types of quotes, including Standard quotes and eQuotes, as more fully described in Rule 517. A Market Maker may, at times, choose to have multiple types of quotes active in an individual option.

Registered Market Maker
The term "**Registered Market Maker**" means a Member registered with the Exchange for the purpose of making markets in securities traded on the Exchange, who is not a Lead Market Maker and is vested with the rights and responsibilities specified in Chapter VI of these Rules with respect to Registered Market Makers.

Responsible Person
The term "Responsible Person" shall mean an individual designated by an organization that is the holder of a Trading Permit to represent the organization with respect to that Trading Permit in all matters relating to the Exchange. The Responsible Person must be a United States-based officer, director or management-level employee

of the Trading Permit holder, who is responsible for the direct supervision and control of Associated Persons of that Trading Permit holder.

Rules
The term "**Rules**" means the Rules of the Exchange as the same may be in effect from time to time.

Rules of the Clearing Corporation
The term "**Rules of the Clearing Corporation**" means the Certificate of Incorporation, the By-laws and the Rules of the Clearing Corporation, and all written interpretations thereof, as the same may be in effect from time to time.

SEC or Commission
The term "**SEC**" or "**Commission**" means the United States Securities and Exchange Commission.

Series of Options
The term "**series of options**" means all option contracts of the same class having the same exercise price and expiration date.

Short Position
The term "**short position**" means a person's interest as the writer of one or more units of trading of a given option contract.

Short Term Option Series
The term "**Short Term Option Series**" is a series in an option class that is approved for listing and trading on the Exchange in which the series is opened for trading on any Friday that is a business day and that expires on the next Friday that is a business day. If a Friday is not a business day, the series may be opened (or shall expire) on the first business day immediately prior to that Friday.

SRO
The term "**SRO**" means a self-regulatory organization as defined in Section 3(a) (26) of the Exchange Act.

System
The term "**System**" means the automated trading system used by the Exchange for the trading of securities.

Trading Permit
The term "**Trading Permit**" means a permit issued by the Exchange that confers the ability to transact on the Exchange.

Type of Option
The term "**type of option**" means the classification of an option contract as either a put or a call.

Uncovered
The term "**uncovered**" in respect of a short position in an option contract means that the short position is not covered.

Underlying Security
The term "**underlying security**" in respect of an option contract means the security which the Clearing Corporation shall be obligated to sell (in the case of a call option contract) or purchase (in the case of a put option contract) upon the valid exercise of the option contract.

Voluntary Professional
The term "**Voluntary Professional**" means any Public Customer that elects, in writing, to be treated in the same manner as a broker or dealer in securities for purposes of Rule 514, as well as the Exchange's schedule of fees.

[Adopted: December 3, 2012; amended May 1, 2013 (SR-MIAX-2013-20)]

The following Rule will become operative on July 1, 2016

Rule 100. Definitions

ABBO or Away Best Bid or Offer

*The term "**ABBO**" or "**Away Best Bid or Offer**" means the best bid(s) or offer(s) disseminated by other Eligible Exchanges (defined in Rule 1400(f)) and calculated by the Exchange based on market information received by the Exchange from OPRA.*

Affiliate or affiliated with

*The term "**affiliate**" of or person "**affiliated with**" another person means a person who, directly, or indirectly, controls, is controlled by, or is under common control with, such other person.*

Aggregate Exercise Price

*The term "**aggregate exercise price**" means the exercise price of an option contract multiplied by the number of units of the underlying security covered by the option contract.*

American-Style Option

*The term "**American-style option**" means an option contract that, subject to the provisions of Rule 700 (relating to the cutoff time for exercise instructions) and to the Rules of the Clearing Corporation, can be exercised on any business day prior to its expiration date and on its expiration date.*

Associated Person or Person Associated with a Member

*The term "**associated person**" or "**person associated with a Member**" means any partner, officer, director, or branch manager of a Member (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member, or any employee of a Member.*

Bid

*The term "**bid**" means a limit order or quote to buy one or more option contracts.*

Board

*The term "**Board**" means the Board of Directors of Miami International Securities Exchange, LLC.*

Book

*The term "**Book**" means the electronic book of buy and sell orders and quotes maintained by the System.*

By-Laws

*The term "**By-Laws**" means the By-Laws of Miami International Securities Exchange, LLC, as the same may be amended from time to time.*

Call

*The term "**call**" means an option contract under which the holder of the option has the right, in accordance with the terms of the option, to purchase from the Clearing Corporation the number of units of the underlying security covered by the option contract.*

Class of Options or Option Class

*The terms "**class of options**" or "**option class**" mean all option contracts covering the same underlying security.*

Clearing Corporation

*The term "**Clearing Corporation**" means The Options Clearing Corporation.*

Clearing Member
*The term "**Clearing Member**" means a Member that has been admitted to membership in the Clearing Corporation pursuant to the provisions of the rules of the Clearing Corporation.*

Closing Purchase Transaction
*The term "**closing purchase transaction**" means an Exchange Transaction which will reduce or eliminate a short position in an option contract.*

Closing Writing Transaction
*The term "**closing writing transaction**" means an Exchange Transaction which will reduce or eliminate a long position in an option contract.*

Control
The term "control" means the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than 20% of the voting power in the election of directors of a corporation, or more than 25% of the voting power in the election of directors of any other corporation which directly or through one or more affiliates owns beneficially more than 25% of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

Covered
*The term "**covered**" in respect of a short position in a call option contract means that the writer's obligation is secured by a "specific deposit" or an "escrow deposit" meeting the conditions of Rule 610(f) or 610(h), respectively, of the Rules of the Clearing Corporation, or the writer holds in the same account as the short position, on a share-for-share basis, a long position either in the underlying security or in an option contract of the same class of options where the exercise price of the option contract in such long position is equal to or less than the exercise price of the option contract in such short position. The term "covered" in respect of a short position in a put option contract means that the writer holds in the same account as the short position, on a share-for-share basis, a long position in an option contract of the same type and class of options where the exercise price of the option contract in such long position is equal to or greater than the exercise price of the option contract in such short position.*

Directed Order
*A "**Directed Order**" is an order entered into the System by an Electronic Exchange Member with a designation for a Lead Market Maker (referred to as a "Directed Lead Market Maker"). Only Priority Customer Orders will be eligible to be entered into the System as a Directed Order by an Electronic Exchange Member*

Discretion
*The term "**discretion**" means the authority of a broker or dealer to determine for a customer the type of option, the class or series of options, the number of contracts, or whether options are to be bought or sold.*

Electronic Exchange Member
*The term "**Electronic Exchange Member**" means the holder of a Trading Permit who is not a Market Maker. Electronic Exchange Members are deemed "members" under the Exchange Act.*

European-Style Option
*The term "**European-style option**" means an option contract that, subject to the provisions of Rule 700 (relating to the cutoff time for exercise instructions) and to the Rules of the Clearing Corporation, can be exercised only on its expiration date.*

Exchange
*The term "**Exchange**" means the national securities exchange known as Miami International Securities Exchange or MIAX.*

Exchange Act
*The term "**Exchange Act**" means the Securities Exchange Act of 1934, as amended.*

Exchange Transaction
*The term "**Exchange Transaction**" means a transaction involving a security that is effected on the Exchange.*

Exercise Price
*The term "**exercise price**" means the specified price per unit at which the underlying security may be purchased or sold upon the exercise of an option contract.*

Federal Reserve Board
*The term "**Federal Reserve Board**" means the Board of Governors of the Federal Reserve System.*

Foreign Broker-Dealer
The term "foreign broker-dealer" means any person or entity that is registered, authorized or licensed by a foreign governmental agency or foreign regulatory organization (or is required to be so registered, authorized or licensed) to perform the function of a broker or dealer in securities, or both. For the purposes of this definition, the terms "broker" and "dealer" have the same meaning as provided in Section 3(a)(4) and 3(a)(5) of the Exchange Act, except that a "broker" or "dealer" may be a bank.

He, Him or His
*The terms "**he,**" "**him**" or "**his**" shall be deemed to refer to persons of female as well as male gender, and to include organizations, as well as individuals, when the context so requires.*

Help Desk
The term "Help Desk" means the Exchange's control room consisting of Exchange staff authorized to make certain trading determinations on behalf of the Exchange. The Help Desk shall report to and be supervised by a senior executive officer of the Exchange.

Individual Option
*The term "**individual option**" means an option contract that is either a put or a call, covering a specific underlying security and having a specific exercise price and expiration date.*

Lead Market Maker
*The term "**Lead Market Maker**" means a Member registered with the Exchange for the purpose of making markets in securities traded on the Exchange and that is vested with the rights and responsibilities specified in Chapter VI of these Rules with respect to Lead Market Makers. When a Lead Market Maker is appointed to act in the capacity of a Primary Lead Market Maker, the additional rights and responsibilities of a Primary Lead Market Maker specified in Chapter VI of these Rules will apply.*

Long Position
*The term "**long position**" means a person's interest as the holder of one or more units of trading of a given option contract.*

Market Makers
*The term "**Market Makers**" refers to "Lead Market Makers", "Primary Lead Market Makers" and "Registered Market Makers" collectively.*

MBBO
*The term "**MBBO**" means the best bid or offer on the Exchange.*

Member
*The term "**Member**" means an individual or organization approved to exercise the trading rights associated with a Trading Permit. Members are deemed "members" under the Exchange Act.*

Membership
*The term "**Membership**" refers to the trading privileges held by a Member.*

MIAX
*The term "**MIAX**" means the Miami International Securities Exchange, LLC.*

NBBO
*The term "**NBBO**" means the national best bid or offer as calculated by the Exchange based on market information received by the Exchange from OPRA.*

Non-Customer
*The term "**Non-Customer**" means a person or entity that is a broker or dealer in securities.*

Non-Customer Order
*The term "**Non-Customer Order**" means an order for the account of a Non-Customer.*

Offer
*The term "**offer**" means a limit order or quote to sell one or more option contracts.*

Opening Purchase Transaction
*The term "**opening purchase transaction**" means an Exchange Transaction which will create or increase a long position in an option contract.*

Opening Writing Transaction
*The term "**opening writing transaction**" means an Exchange Transaction which will create or increase a short position in an option contract.*

OPRA
*The term "**OPRA**" means the Options Price Reporting Authority, LLC.*

Option Contract
*The term "**option contract**" means a put or a call issued, or subject to issuance, by the Clearing Corporation pursuant to the Rules of the Clearing Corporation.*

Options Principal
*The term "**Options Principal**" means a person engaged in the management and supervision of the Member's business pertaining to option contracts that has responsibility for the overall oversight of the Member's options related activities on the Exchange.*

Order
*The term "**order**" means a firm commitment to buy or sell option contracts.*

Outstanding
*The term "**outstanding**" in respect of an option contract means an option contract which has been issued by the Clearing Corporation and has neither been the subject of a closing writing transaction nor has reached its expiration date.*

Primary Lead Market Maker
*The term "**Primary Lead Market Maker**" means a Lead Market Maker appointed by the Exchange to act as the Primary Lead Market Maker for the purpose of making markets in securities traded on the Exchange. The Primary Lead Market Maker is vested with the rights and responsibilities specified in Chapter VI of these Rules with respect to Primary Lead Market Makers.*

Primary Market
*The term "**primary market**" means the principal market in which an underlying security is traded.*

Principal Shareholder
*The term "**principal shareholder**" means any person beneficially owning, directly or indirectly, equity securities representing 5% of the voting power in elections of directors, or 5% of the net worth, or a 5% participation in the net profits, of a corporation.*

Priority Customer
*The term "**Priority Customer**" means a person or entity that (i) is not a broker or dealer in securities, and (ii) does not place more than 390 orders in listed options per day on average during a calendar month for its own beneficial account(s). The number of orders shall be counted in accordance with the following Interpretation and Policy .01 hereto.*

Interpretations and Policies:

.01 For purposes of counting the number of orders in listed options per day on average during a calendar month for its own beneficial account(s) for designation as Priority Customer, or Professional Interest, under Rule 100:

(a) Except as noted below, each order of any type, regardless of the options exchange on which the order is entered or to which the order is routed, shall be counted as one (1) order toward the number of orders, except that Flexible Exchange Option (FLEX) orders shall not be counted.

(b) Complex orders comprised of eight (8) options legs or fewer shall be counted as a single order. For complex orders comprised of nine (9) options legs or more, each leg shall count as its own separate order. Stock orders shall not be counted toward the number of legs.

(c) A "parent" order placed for the beneficial account(s) of a person or entity not a broker or dealer that is broken into multiple subordinate "child" orders on the same side (buy/sell) and series as the parent order, by a broker or dealer or an algorithm housed at a broker or dealer or licensed from a broker dealer but housed with the customer, shall be counted as one (1) order, even if the orders are routed away. A "parent" order (including a strategy order) that is broken into multiple subordinate "child" orders on both sides (buy/sell) of a series and/or multiple series shall be counted as multiple orders, with each child order counted as a new and separate order per side and series.

(d) (1) An order that cancels and replaces a prior order shall be counted as a second order, or multiple new orders in the case of a complex order comprised of nine (9) options legs or more, including "single-strike algorithms." A series of cancel and replace orders in an individual strike, which track the MBBO or NBBO, shall be counted as separate new orders. A cancel message is not an order.

(2) Except as noted in paragraph (d)(3) below, an order that cancels and replaces a subordinate "child" order on the same side and series as the "parent" order shall not be counted as a new order.

(3) An order that cancels and replaces a subordinate "child" order and results in multiple sides/series shall be counted as a new order per side and series. An order that cancels and replaces a subordinate "child" order pegged to the MBBO or NBBO, shall be counted as a new order each time a cancel/replace is used to follow the MBBO or NBBO.

Priority Customer Order
*The term "**Priority Customer Order**" means an order for the account of a Priority Customer.*

Priority Quote
*The term "**priority quote**" has the meaning set forth in Rule 517(b)(1)(i).*

Professional Interest
*The term "**Professional Interest**" means (i) an order that is for the account of a person or entity that is not a Priority Customer, or (ii) an order or non-priority quote for the account of a Market Maker.*

Public Customer
*The term "**Public Customer**" means a person that is not a broker or dealer in securities.*

Public Customer Order
*The term "**Public Customer Order**" means an order for the account of a Public Customer.*

Put
*The term "**put**" means an option contract under which the holder of the option has the right, in accordance with the terms and provisions of the option, to sell to the Clearing Corporation the number of units of the underlying security covered by the option contract.*

Quarterly Options Series
*The term "**Quarterly Options Series**" is a series in an options class that is approved for listing and trading on the Exchange in which the series is opened for trading on any business day and that expires at the close of business on the last business day of a calendar quarter.*

Quote or Quotation
*The term "**quote**" or "**quotation**" means a bid or offer entered by a Market Maker that is firm and may update the Market Maker's previous quote, if any. The Rules of the Exchange provide for the use of different types of quotes, including Standard quotes and eQuotes, as more fully described in Rule 517. A Market Maker may, at times, choose to have multiple types of quotes active in an individual option.*

Registered Market Maker
*The term "**Registered Market Maker**" means a Member registered with the Exchange for the purpose of making markets in securities traded on the Exchange, who is not a Lead Market Maker and is vested with the rights and responsibilities specified in Chapter VI of these Rules with respect to Registered Market Makers.*

Responsible Person
The term "Responsible Person" shall mean an individual designated by an organization that is the holder of a Trading Permit to represent the organization with respect to that Trading Permit in all matters relating to the Exchange. The Responsible Person must be a United States-based officer, director or management-level employee of the Trading Permit holder, who is responsible for the direct supervision and control of Associated Persons of that Trading Permit holder.

Rules
*The term "**Rules**" means the Rules of the Exchange as the same may be in effect from time to time.*

Rules of the Clearing Corporation
*The term "**Rules of the Clearing Corporation**" means the Certificate of Incorporation, the By-laws and the Rules of the Clearing Corporation, and all written interpretations thereof, as the same may be in effect from time to time.*

SEC or Commission
*The term "SEC" or "**Commission**" means the United States Securities and Exchange Commission.*

Series of Options
*The term "**series of options**" means all option contracts of the same class having the same exercise price and expiration date.*

Short Position
*The term "**short position**" means a person's interest as the writer of one or more units of trading of a given option contract.*

Short Term Option Series
*The term "**Short Term Option Series**" is a series in an option class that is approved for listing and trading on the Exchange in which the series is opened for trading on any Friday that is a business day and that expires on the next Friday that is a business day. If a Friday is not a business day, the series may be opened (or shall expire) on the first business day immediately prior to that Friday.*

SRO
*The term "**SRO**" means a self-regulatory organization as defined in Section 3(a) (26) of the Exchange Act.*

System
*The term "**System**" means the automated trading system used by the Exchange for the trading of securities.*

Trading Permit
*The term "**Trading Permit**" means a permit issued by the Exchange that confers the ability to transact on the Exchange.*

Type of Option
*The term "**type of option**" means the classification of an option contract as either a put or a call.*

Uncovered
*The term "**uncovered**" in respect of a short position in an option contract means that the short position is not covered.*

Underlying Security
*The term "**underlying security**" in respect of an option contract means the security which the Clearing Corporation shall be obligated to sell (in the case of a call option contract) or purchase (in the case of a put option contract) upon the valid exercise of the option contract.*

Voluntary Professional
*The term "**Voluntary Professional**" means any Public Customer that elects, in writing, to be treated in the same manner as a broker or dealer in securities for purposes of Rule 514, as well as the Exchange's schedule of fees.*

[Adopted: December 3, 2012; amended May 1, 2013 (SR-MIAX-2013-20); amended May 6, 2016 (SR-MIAX-2016-11)]

CHAPTER II. ACCESS

Rule 200. Trading Permits

(a) **Issuance**. The Exchange shall issue Trading Permits that confer the ability to transact on the Exchange. There is no limit on the number of Trading Permits that may be issued by the Exchange; however the Exchange shall have the authority to limit or decrease the number of Trading Permits it has determined to issue. The Exchange shall announce in advance any limitation or decrease it plans to impose pursuant to this Rule. In the event the Exchange imposes a limitation or decrease pursuant to this Rule, the Exchange, in doing so, may not eliminate the ability of an existing Member to trade on the Exchange unless the Exchange is permitted to do so pursuant to a rule filing submitted to the Commission under Section 19(b) of the Exchange Act. In addition, in no event shall the Exchange act in a manner under this subparagraph that does not comply with the provisions of Section 6(c)(4) of the Exchange Act.

(b) **Qualification Requirements**. A Member must be registered as a broker-dealer pursuant to Section 15 of the Exchange Act. If a Member intends to transact business with the public, it must obtain approval to transact business with the public pursuant to Rule 1300 or be approved to transact business with the public by another national securities exchange as set forth in Rule 1300.

(c) **Application Process**. All persons or entities seeking to hold a Trading Permit ("Applicant") must submit an application to the Exchange in accordance with such procedures as shall be established by the Exchange via Regulatory Circular including submission deadlines and payment of any applicable application fees. In addition, the following shall apply:

(1) Each Applicant shall promptly update the application materials submitted to the Exchange if any of the information provided in these materials becomes inaccurate or incomplete after the date of submission of the application to the Exchange and prior to any approval of the application.

(2) The Exchange shall investigate each Applicant applying to be a Member (with the exception of any Applicant that was a Member within 9 months prior to the date of receipt of that Applicant's application by the Exchange, and any Applicant that was investigated by the Exchange within 9 months prior to the date of receipt of that Applicant's application by the Exchange). The Exchange may investigate any Applicant that is not required to be investigated pursuant to this paragraph. In connection with an investigation conducted pursuant to this paragraph, the Exchange may (i) conduct a fingerprint based criminal records check of the Applicant and its Responsible Person; or (ii) utilize the results of a fingerprint based criminal records check of the Applicant and its Responsible Person conducted by the Exchange or another self-regulatory organization within the prior year.

(3) The Exchange may approve an application submitted pursuant to this Rule only if any investigation pursuant to paragraph (2) above has been completed, and any applicable orientation and/or exam requirements established by the Exchange have been satisfied.

(4) Each Applicant that submits an application pursuant to paragraph (c) of this Rule shall submit to the Exchange any additional information requested by the Exchange in connection with the Exchange's review of the application and may be required to appear before the Exchange for an in-person interview or interviews.

(5) Upon completion of the application process, the Exchange shall determine whether to approve or disapprove the application, unless there is just cause for delay. One such just cause for delay is when an Applicant is the subject of an inquiry, investigation, or proceeding conducted by a self-regulatory organization or governmental authority that involves the Applicant's fitness to be a Member. In such an instance, the Exchange need not act on any application submitted by that Applicant until the matter has been resolved.

(6) Written notice of the action regarding an application to become a Member, specifying in the case of disapproval of an application the grounds thereof, shall be provided to the Applicant.

(7) Every Applicant must have and maintain membership in another registered options exchange (that is not registered solely under Section 6(g) of the Exchange Act). If such other registered options exchange has not been designated by the Commission, pursuant to Rule 17d-1 under the Exchange Act, to examine Members for compliance with financial responsibility rules, then such Applicant must have and maintain a membership in FINRA.

(d) **Rights of Member**. No rights shall be conferred upon a Member except those set forth in the By-Laws or Rules as amended from time to time. A Trading Permit shall not convey any ownership interest in the Exchange. Trading Permits may not be leased and are not transferable except in the event of a change in control or corporate reorganization involving a Member. In such a case, Member status may be transferred to a qualified affiliate or successor upon written notice to the Exchange.

(e) **Fees and Charges for Trading Permits**. Trading Permits shall be subject to such fees and charges as are established by the Exchange from time to time pursuant to Rule 1202 and Rule 1203 and the Exchange Fee Schedule. An organization holding a Trading Permit in its name shall be responsible for paying all fees and charges for that Trading Permit. An individual holding a Trading Permit in his or her name shall be responsible for paying all fees and charges for that Trading Permit.

(f) **Exchange Jurisdiction over Trading Members**. Every Member shall be subject to the regulatory jurisdiction of the Exchange under the Exchange Act and the Rules, including without limitation the Exchange's disciplinary jurisdiction under Chapter X of the Rules.

[Adopted: December 3, 2012; amended June 9, 2014 (SR-MIAX-2014-27)]

Rule 201. Denial of and Conditions to Being a Member

(a) The Exchange shall deny Membership where an Applicant (as defined in Rule 200(c)) has failed a required Membership test.

(b) The Exchange may deny (or may condition) Membership or may prevent a person from becoming associated (or may condition an association) with a Member for the same reasons that the Commission may deny or revoke a broker-dealer registration and for those reasons required or allowed under the Exchange Act.

(c) The Exchange also may deny (or may condition) Membership or may prevent a person from becoming associated (or may condition an association) with a Member when the Applicant:

(1) is a broker-dealer and (i) has a net worth (excluding personal assets) below $25,000 if the applicant is an individual, (ii) has a net worth (excluding personal assets) below $50,000 if the applicant is an organization, (iii) has financial difficulties involving an amount that is more than 5% of the applicant's net worth, or (iv) has a pattern of failure to pay just debts;

(2) is unable satisfactorily to demonstrate a capacity to adhere to all applicable Exchange, Commission, Clearing Corporation, and Federal Reserve Board policies, rules, and regulations, including those concerning record-keeping, reporting, finance, and trading procedures; or

(3) for such other cause as the Exchange reasonably may decide.

(d) The Exchange may determine not to permit a Member or a person associated with a Member to continue in Membership or association with a Member or may condition such continuance as a Member if the Member:

(1) fails to meet any of the qualification requirements for Membership or association after the Membership or association has been approved;

(2) fails to meet any condition placed by the Exchange on such Membership or association; or

(3) violates any agreement with the Exchange.

(e) Any decision made by the Exchange pursuant to paragraphs (a), (b) or (c) this Rule must be consistent with both the provisions of this Rule and the provisions of the Exchange Act.

(f) Any Applicant who has been denied Membership or association with a Member or granted only conditional Membership or association pursuant to paragraph (a), (b) or (c) of this Rule, and any Member or person associated with a Member who is not permitted to continue in Membership or association or whose continuance in Membership or association is conditioned pursuant to paragraph (d) of this Rule, may appeal the Exchange's decision under Chapter XI (Hearings, Review and Arbitration). No determination of the Exchange to discontinue or condition a person's Membership or association with a Member pursuant to paragraph (d) of this Rule shall take effect until the review procedures under Chapter XI (Hearings, Review and Arbitration) have been exhausted or the time for review has expired.

(g) Without prior Commission approval, the Exchange or any entity with which it is affiliated shall not directly or indirectly through one or more intermediaries acquire or maintain an ownership interest in an Exchange Member. In addition, without prior Commission approval, no Member shall be or become affiliated with (1) the Exchange; or (2) any affiliate of the Exchange. Nothing herein shall prohibit a Member from acquiring or holding an equity interest in (i) Miami International Holdings, Inc. that is permitted by the Certificate of Incorporation of Miami International Holdings, Inc. or (ii) Miami International Securities Exchange, LLC that is permitted by the Amended and Restated Limited Liability Company Agreement of Miami International Securities Exchange, LLC.

(h) Nothing in this Rule shall prohibit any Member from being or becoming an affiliate of the Exchange, or any facility of the Exchange, or an affiliate of any affiliate of the Exchange or any facility of the Exchange solely by reason of any officer, director or partner of such Member being or becoming a Director or Advisory Board member of Miami International Holdings, Inc. or Miami International Securities Exchange, LLC.

[Adopted: December 3, 2012]

Rule 202. Persons Associated with Member

(a) Persons associated with Members shall be bound by the Bylaws and Rules of the Exchange and of the Clearing Corporation. The Exchange may bar a person from becoming or continuing to be associated with a Member if such person does not agree in writing, in a manner and form prescribed by the Exchange, to furnish the Exchange with information with respect to such person's relationship and dealings with the Member, and information reasonably related to such person's other securities business, as may be required by the Exchange, and to permit the examination of its books and records by the Exchange to verify the accuracy of any information so supplied.

(b) Each associated person of a Member that is required to be disclosed on Exchange Act Form BD as a direct owner or executive officer is required to submit to the Exchange pursuant to Rule 200 an application for approval to become associated with the Member in that capacity. No person may become associated with a Member in the capacity of a direct owner or executive that is required to be disclosed on Form BD unless and until the Exchange approves the association.

(c) A claim of any associated person required to be approved by the Exchange pursuant to paragraph (b) of this Rule against the Member with which that person is associated shall be subordinate in right of payment to customers and other Members.

[Adopted: December 3, 2012]

Rule 203. Qualification and Registration of Members and Associated Persons

(a) **Registration of Members and Associated Persons Engaged in the Securities Business.** Members that are individuals and associated persons of Members engaged or to be engaged in the securities business of a Member shall be registered with the Exchange in the category of registration appropriate to the function to be performed in a form and manner prescribed by the Exchange. Before the registration can become effective, the individual Member or individual associated person shall submit the appropriate application for registration, pass a qualification examination appropriate to the category of registration in a form and manner prescribed by the Exchange and submit any required registration and examination fees. A Member shall not maintain a registration with the Exchange for any person: (1) who is no longer active in the Member's securities business; (2) who is no longer functioning in the registered capacity; or (3) where the sole purpose is to avoid an examination requirement. A Member shall not make application for the registration of any person where there is no intent to employ that person in the Member's securities business. A Member may, however, maintain or make application for the registration of an individual who performs legal, compliance, internal audit, back-office operations, or similar responsibilities for the Member, or a person who performs administrative support functions for registered personnel, or a person engaged in the securities business of a foreign securities affiliate or subsidiary of the Member.

(b) **Persons Exempt from Registration.** The following individual Members and individual associated persons of Members are exempt from the registration requirements set forth in paragraph (a):

(1) individual associated persons whose functions are solely and exclusively clerical or ministerial;

(2) individual Members and individual associated persons who are not actively engaged in the securities business;

(3) individual associated persons whose functions are related solely and exclusively to the Member's need for nominal corporate officers or for capital participation; or

(4) Individual associated persons whose functions are related solely and exclusively to:

(i) transactions in commodities;

(ii) transactions in security futures; and/or

(iii) effecting transactions on the floor of another national securities exchange and who are registered as floor members with such exchange.

(c) **Securities Trader Principal.**

(1) Members that are individuals and associated persons of Members included within the definition of Options Principal in Rule 100 and who will have supervisory responsibility over the securities trading activities described in Rule 203(d) shall become qualified and registered as a Securities Trader Principal. To qualify for registration as a Securities Trader Principal, such person shall become qualified and registered as a Securities Trader under Rule 1302(e) and pass the General Securities Principal qualification examination (Series 24). A person who is qualified and registered as a Securities Trader Principal under this subparagraph (1) may only have supervisory responsibility over the activities specified in Rule 203(d), unless such person is separately qualified and registered in another appropriate principal registration category, such as the General Securities Principal registration category.

(2) A person who is registered as a General Securities Principal shall not be qualified to supervise the trading activities described in 203(d), unless such person has also become qualified and registered as a Securities Trader under Rule 1302(e) and become registered as a Securities Trader Principal.

(d) **Securities Trader.**

(1) Members that are individuals and associated persons of Members must register with the Exchange as a Securities Trader if, with respect to transactions in equity, preferred or convertible debt securities, or foreign currency options on the Exchange, such person is engaged in proprietary trading, the execution of transactions on an agency basis, or the direct supervision of such activities, other than any person associated with a Member whose trading activities are conducted principally on behalf of an investment company that is registered with the Commission pursuant to the Investment Company Act of 1940 and that controls, is controlled by or is under common control, with the Member.

(2) Before registration as a Securities Trader as defined in subparagraph (1) hereof may become effective, an applicant must become qualified as a Securities Trader under Rule 1302(e).

(3) A person registered as a Securities Trader shall not be qualified to function in any other registration category, unless he or she is also qualified and registered in such other registration category.

(e) **Financial/Operations Principal.** Each Member subject to Exchange Act Rule 15c3-1 shall designate a Financial/Operations Principal. The duties of a Financial/Operations Principal shall include taking appropriate actions to assure that the Member complies with applicable financial and operational requirements under the Rules and the Exchange Act, including but not limited to those requirements relating to the submission of financial reports and the maintenance of books and records. Each Financial/Operations Principal is required to have successfully completed the Financial and Operations Principal Examination (Series 27). Each Financial/Operations Principal designated by a Member shall be registered in that capacity with the Exchange in a form and manner prescribed by the Exchange. A Financial/Operations Principal of a Member may be a full-time employee, a part-time employee or independent contractor of the Member.

(f) **Chief Compliance Officer.** Each Member and Member organization that is a registered broker-dealer shall designate a Chief Compliance Officer on Schedule A of Form BD. An individual designated as a Chief Compliance Officer is required to register with the Exchange and pass the appropriate heightened qualification examination(s) as prescribed by the Exchange. A person who has been designated as a Chief Compliance Officer on Schedule A of Form BD for at least two years immediately prior to January 1, 2002, and who has not been subject within the last ten years to;

(1) any statutory disqualification as defined in Section 3(a)(39) of the Exchange Act;

(2) a suspension;

(3) the imposition of a fine of $5,000 or more for a violation of any provision of any securities law or regulation or any agreement with, rule or standard of conduct of any securities governmental agency, or securities self-regulatory organization; or

(4) the imposition of a fine of $5,000 or more by any such regulatory or self-regulatory organization in connection with a disciplinary proceeding;

shall be required to register in this heightened category of registration as prescribed by the Exchange, but shall be exempt from the requirement to pass the heightened qualification examination as prescribed by the Exchange.

(g) **Registration Required Under Chapter XIII.** Individual associated persons of a Member Organization that conducts a public customer business must also comply with the registration requirements set forth in Chapter XIII. These additional registration categories include: (1) Registered Options Principal; and (2) Registered Representative.

(h) **Requirement for Examination on Lapse of Registration.** Any person whose registration has been revoked by the Exchange as a disciplinary sanction or whose most recent registration has been terminated for two or more years immediately preceding the date of receipt by the Exchange of a new application shall be required to pass a qualification examination appropriate to the category of registration as prescribed by the Exchange.

Interpretations and Policies:

.01 Each individual required to be registered under this Rule shall electronically file a Uniform Application for Securities Industry Registration ("Form U-4") through the Central Registration Depository system operated by FINRA ("Web CRD")

.02 Each individual required to be registered under this Rule shall, electronically submit to Web CRD any required amendments to Form U-4.

.03 Any Member or Member organization that discharges or terminates the employment or retention of an individual required to be registered under this Rule shall comply with the termination filing requirements set forth in Rules 1303(a) and 1303(b).

.04 Each individual required to be registered under this Rule is required to satisfy the continuing education requirements set forth in Rule 1304 as applicable and any other continuing education requirements as prescribed by the Exchange.

.05 The Exchange may, in exceptional cases and where good cause is shown, waive the applicable qualification examination and accept other standards as evidence of an applicant's qualifications for registration. Advanced age or physical infirmity will not individually of themselves constitute sufficient grounds to waive a qualification examination. Experience in fields ancillary to the securities business may constitute sufficient grounds to waive a qualification examination.

.06 For purposes of paragraph (a)(1) above, the Exchange shall consider an individual Member or an individual associated person to be engaged in the securities business of a Member or Member organization if:

(a) the individual Member or individual associated person engages in one or more of the following activities in the capacity of a Member or on behalf of the associated Member or Member organization:

(1) proprietary trading;

(2) market-making;

(3) effecting transactions on behalf of a broker-dealer;

(4) supervision or monitoring of proprietary trading, market making, or brokerage activities;

(5) supervision or training of those engaged in proprietary trading, market making or brokerage activities with respect to those activities; or

(b) the individual Member or individual associated Member engages in the management of one or more of the activities enumerated in subparagraphs (1) through (5) above as an officer, partner or a director.

.07 Each Member and Member organization must register with the Exchange in a heightened capacity each individual acting in any of the following capacities:

(a) officer;

(b) partner;

(c) director;

(d) supervisor of proprietary trading, market making or brokerage activities; and/or

(e) supervisor of those engaged in proprietary trading, market making or brokerage activities with respect to those activities.

Each Member or Member organization must register with the Exchange at least two individuals acting in one or more of the capacities described in (a) through (e) above. The Exchange may waive this requirement if a Member or Member organization demonstrates conclusively that only one individual acting in one or more of the heightened capacities described in (a) through (e) above should be required to register. A Member or Member organization that conducts proprietary trading only and has 25 or fewer registered persons may be required to have one officer or partner who is registered in this capacity.

.08 For purposes of these Interpretation and Policies to Rule 203, a Member or Member organization shall be considered to conduct only proprietary trading if the Member or Member organization has the following characteristics:

(a) The Member or Member organization is not required by Section 15(b)(8) of the Exchange Act to become a FINRA member but is a member of another registered securities exchange not registered solely under Section 6(g) of the Exchange Act;

(b) All funds used or proposed to be used by the Member or Member organization are the Member's or Member organization's own capital, traded through the Member's or Member organization's own accounts;

(c) The Member or Member organization does not, and will not, have customers; and

(d) All persons registered on behalf of the Member or Member organization acting in the capacity of a trader must be owners of, employees of, or contractors of the Member or Member organization.

[Adopted: December 3, 2012; amended December 8, 2015 (SR-MIAX-2015-71)]

Rule 204. Members and Persons Associated with a Member Who Are or Become Subject to a Statutory Disqualification

(a) The Exchange may determine in accordance with the provisions of this Rule not to allow a Member or associated person of a Member to continue being a Member or associated with a Member, or to condition such continuance as a Member or associated person, if the Member or associated person is or becomes subject to a statutory disqualification under the Exchange Act.

(b) If a Member or associated person of a Member who is or becomes subject to a statutory disqualification under the Exchange Act wants to continue being a Member or associated with a Member, the Member or associated person must, within 30 days of becoming subject to a statutory disqualification, submit an application to the Exchange, in a form and manner prescribed by the Exchange, seeking to continue being a Member or associated with a Member notwithstanding the statutory disqualification. The application shall be accompanied by copies of all documents that are contained in the record of the underlying proceeding that triggered the statutory disqualification. Failure to timely file such an application is a factor that may be taken into consideration by the Exchange in making determinations pursuant to paragraph (c) of this Rule.

(c) Following the receipt of an application submitted pursuant to paragraph (b) of this Rule, or in the event the Exchange becomes aware that a Member or associated person of a Member is subject to a statutory disqualification and has failed to submit an application pursuant to paragraph (b) of this Rule within the required time period, the Exchange shall appoint a panel to conduct a hearing concerning the matter pursuant to the procedure set forth in Chapter XI (Hearings, Review and Arbitration).

(d) Subject to Chapter IX (Summary Suspension) of the Rules, any applicant whose application to become a Member is denied or conditioned, or any person whose association with a Member is denied or conditioned pursuant to paragraph (a), (b) or (c) of Rule 201, and any Member or person associated with a Member who is not permitted pursuant to this Rule to continue as a Member or to be associated with a Member or which continuance as a Member or association is conditioned, may appeal the Exchange's decision under Chapter XI (Hearings, Review and Arbitration) of the Rules.

(e) No determination to discontinue or condition a person as a Member or associated person pursuant to this Rule shall take effect until the review procedures under paragraph (d) of this Rule have been exhausted or the time for review has expired.

Interpretations and Policies:

.01 The Exchange may waive the provisions of this Rule when a proceeding is pending before another self-regulatory organization to determine whether to permit a Member or an associated person of a Member to continue being a Member or associated with the Member notwithstanding a statutory disqualification. In the event the Exchange determines to waive the provisions of this Rule with respect to a Member or associated person, the Exchange shall determine whether it will concur in any Exchange Act Rule 19h-1 filing made by another self-regulatory organization with respect to the Member or associated person.

.02 If a Member or an associated person of a Member is or becomes subject to a statutory disqualification under the Exchange Act, the Member shall immediately provide written notice to the Exchange of the name of the Member or associated person, the associated person's capacity with the Member, and the nature of the statutory disqualification.

.03 In those instances where Exchange Act Rule 19h-1(a)(2) does not require the Exchange to make a notice filing with the Commission to permit an associated person to continue in association with a Member, and where the Exchange intends to grant the associated person's application for continued association, the Exchange may waive the hearing provisions of paragraph (c) above with respect to that associated person.
[Adopted: December 3, 2012]

Rule 205. Dissolution and Liquidation of Members

Every Member shall promptly provide written notice to the Exchange of any adoption of a plan of liquidation or dissolution of the Member and of any actual liquidation or dissolution of the Member. Upon receipt of such a notice, the Member may be suspended in accordance with Chapter IX (Summary Suspension) of the Rules.

[Adopted: December 3, 2012]

Rule 206. Obligations of Terminating Members

Each terminating Member shall promptly (a) make any outstanding filings required under Exchange Rules, and (b) pay any outstanding fees, assessments, charges, fines, or other amounts due to the Exchange, the Commission, or the Securities Investor Protection Corporation. If a Member fails to make all such filings, or to pay all such dues, fees and charges, the Exchange may, notwithstanding the other applicable provisions of this Chapter, delay the effectiveness of the termination until such failures have been remedied.

[Adopted: December 3, 2012]

Rule 207. Responsible Person

Each Member must designate an individual as the Responsible Person (as defined in Rule 100) for the Member. The Responsible Person must be affiliated with the Member.

[Adopted: December 3, 2012]

Rule 208. MIAX Billing System

Every Member must designate a Clearing Member for the payment of the Member's Exchange invoices and vendor invoices for Exchange-related services assessed by the Exchange by means of the Exchange's MIAX Billing System ("MBS"). The designated Clearing Member shall pay to the Exchange on a timely basis the full amount of each monthly Exchange invoice. Such payments shall be drafted by the Exchange against the designated Clearing Member's account at the Clearing Corporation.

[Adopted: December 3, 2012; amended June 9, 2014 (SR-MIAX-2014-27)]

Rule 209. Letter of Guarantee

Each Member shall provide a letter of guarantee for the Member's trading activities on the Exchange from a Clearing Member in a form and manner prescribed by the Exchange.

[Adopted: December 3, 2012]

Rule 210. Sponsored Access to the Exchange

(a) **General.** This Rule governs electronic access for the entry and execution of orders by Sponsored Users with authorized access to the System and the applicable requirements that Sponsored Users and Sponsoring Members are required to satisfy in order to engage in a Sponsoring Member/Sponsored User relationship. For purposes of this Rule, a "Sponsored User" is a person or entity that has entered into a sponsorship arrangement with a Sponsoring Member for purposes of receiving access to the System.

(b) **Sponsored User.** A Sponsored User may obtain and maintain authorized access to the System, only if such access is authorized in advance by one or more Sponsoring Members as follows:

(1) Sponsored Users must enter into a sponsorship arrangement with a "Sponsoring Member," which is defined as a Member that agrees to sponsor the Sponsored User's access to the System. The sponsorship arrangement consists of three separate components:

(i) The Sponsored User must enter into and maintain a customer agreement(s) with its Sponsoring Member(s), establishing a proper relationship(s) and account(s) through which the Sponsored User will be permitted to trade on the System.

(ii) For a Sponsored User to obtain and maintain authorized access to the System, the Sponsored User and its Sponsoring Member must enter into a written agreement that incorporates the following sponsorship provisions:

(A) The Sponsored User and its Sponsoring Member must have entered into and maintained a Sponsored User Agreement with the Exchange.

(B) The Sponsoring Member acknowledges and agrees that:

1. all orders entered by its Sponsored User, any person acting on behalf of such Sponsored User (e.g., employees or agents of the Sponsored User), or any person acting in the name of such

Sponsored User (e.g., customers of the Sponsored User) and any executions occurring as a result of such orders are binding in all respects on the Sponsoring Member; and

2. the Sponsoring Member is responsible for any and all actions taken by such Sponsored User and any person acting on behalf of or in the name of such Sponsored User.

(C) The Sponsoring Member agrees that it will be bound by and comply with the Exchange's By-Laws, Rules and procedures, as well as any other equivalent documents pertaining to the System (collectively, the "Exchange Rules"), and the Sponsored User agrees that it will be bound by and comply with the Exchange Rules as if the Sponsored User were a Member.

(D) Both the Sponsoring Member and the Sponsored User will agree to comply with all applicable federal securities laws, rules and regulations in connection with the Sponsoring Member/Sponsored User relationship.

(E) The Sponsored User agrees that it will maintain, keep current and provide to the Sponsoring Member a list of persons who have been granted access to the System on behalf of the Sponsored User ("Authorized Traders").

(F) The Sponsored User agrees that it will familiarize its Authorized Traders with all of the Sponsored User's obligations under this Rule and will assure that they receive appropriate training prior to any use of or access to the System.

(G) The Sponsored User agrees that it will not permit anyone other than Authorized Traders to use or obtain access to the System.

(H) The Sponsored User agrees that it will take reasonable security precautions to prevent unauthorized use of or access to the System, including unauthorized entry of information into the System, or the information and data made available therein. The Sponsored User understands and agrees that it is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of the Sponsored User and any person acting on behalf of or in the name of such Sponsored User, and for the trading and other consequences thereof.

(I) The Sponsored User acknowledges its responsibility for establishing adequate procedures and controls that permit it to effectively monitor use of and access to the System by any person acting on behalf of or in the name of Sponsored User for compliance with the terms of these sponsorship provisions.

(J) The Sponsored User agrees that it will pay when due all amounts, if any, payable to the Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored User's use of or access to the System. Such amounts include, but are not limited to, applicable Exchange and regulatory fees.

(iii) The Sponsored User and Sponsoring Member must provide the Exchange with a Sponsored User Agreement acknowledging and agreeing to the requirements of this Rule, including an acknowledgement by the Sponsoring Member of its responsibility for the orders, executions and actions of its Sponsored User. To the extent the Sponsoring Member is not a clearing firm, the Sponsoring Member's clearing firm, which must be a Member, must provide the Exchange with a Letter of Authorization, which specifically accepts responsibility for the clearance of the Sponsored User's transactions. Upon approval by the Clearing Corporation, if applicable, and filing with the Exchange, an existing Letter of Authorization may be amended to include the Sponsoring Member/Sponsored User relationship. Sponsored User Agreements and Letters of Authorization filed with the Exchange will remain in effect until a written notice of revocation has been filed with the Exchange. If such a written notice of revocation has not been filed with the Exchange at least one hour prior to the opening of trading on the particular business day, such revocation shall not become effective until the close of trading on such day. A revocation shall in no way relieve the Sponsoring Member or, if applicable, the Sponsored Member's clearing firm of responsibility for transactions guaranteed prior to the effective date of the revocation.

(c) **Sponsoring Member.**

(1) Each Sponsoring Member must have an effective process for vetting and approving persons who may obtain access to the System on behalf of its Sponsored Users (*i.e.*, Authorized Traders);

(2) Each Sponsoring Member must maintain an up-to-date list of Authorized Traders and must provide that list to the Exchange upon request; and

(3) Each Sponsoring Member must have reasonable procedures to ensure that Sponsored User and all of its Sponsored Users' Authorized Traders: (i) maintain the physical security of the Exchange and the System, which includes, but is not limited to, the equipment for accessing the facilities of the Exchange and the System, to prevent the unauthorized use or access to the Exchange or the System, including the unauthorized entry of information into the Exchange or the System, or the information and data made available therein; and (ii) otherwise comply with the Exchange Rules and all applicable federal securities laws, rules and regulations.

(d) If the Exchange determines that a Sponsored User or an Authorized Trader has caused a Sponsoring Member to violate the Exchange Rules or Exchange Act Rule 15c3-5, the Exchange may direct the Sponsoring Member to suspend or withdraw the Sponsored User's status as a Sponsored User or the person's status as an Authorized Trader and, if so directed, the Sponsoring Member must suspend or withdraw such status.

[Adopted: December 3, 2012]

CHAPTER III. BUSINESS CONDUCT

Rule 300. Adherence to Law

No Member shall engage in conduct in violation of the Exchange Act, the By-Laws or the Rules of the Exchange, or the Rules of the Clearing Corporation insofar as they relate to the reporting or clearance of any Exchange Transaction, or any written interpretation thereof. Every Member shall so supervise persons associated with the Member as to assure compliance therewith.

[Adopted: December 3, 2012]

Rule 301. Just and Equitable Principles of Trade

No Member shall engage in acts or practices inconsistent with just and equitable principles of trade. Persons associated with Members shall have the same duties and obligations as Members under the Rules of this Chapter.

Interpretations and Policies:

.01 It will be a violation of Rule 301 for a Member to have a relationship with a third party regarding the disclosure of agency orders. Specifically, a Member may not disclose to a third party information regarding agency orders represented by the Member prior to entering such orders into the System to allow such third party to attempt to execute against the Member's agency orders. A Member's disclosing information regarding agency orders prior to the execution of such orders on the Exchange would provide an inappropriate informational advantage to the third party in violation of Rule 301. For purposes of this paragraph .01, a third party includes any other person or entity, including affiliates of the Member. Nothing in this paragraph is intended to prohibit a Member from soliciting interest to execute against an order it represents as agent (a "solicited order"), the execution of which is governed by Rule 520(c) and Interpretations and Policies .02 to Rule 520.

.02 It may be considered conduct inconsistent with just and equitable principles of trade for any person associated with a Member who has knowledge of all material terms and conditions of:

(i) an order and a solicited order,
(ii) an order being facilitated, or
(iii) orders being crossed;

the execution of which are imminent, to enter, based on such knowledge, an order to buy or sell an option for the same underlying security as any option that is the subject of the order, or an order to buy or sell the security underlying such class, or an order to buy or sell any related instrument until (A) the terms of the order and any changes in the terms of the order of which the person associated with the Member has knowledge are disclosed to the trading crowd, or (B) the trade can no longer reasonably be considered imminent in view of the passage of time since the order was received. The terms of an order are "disclosed" to the trading crowd on the Exchange when the order is entered into the System.

.03 It shall be considered conduct inconsistent with just and equitable principles of trade and a violation of Rule 301 for a Member to split an order into multiple smaller orders for any purpose other than seeking the best execution of the entire order.

[Adopted: December 3, 2012; amended January 20, 2016 (SR-MIAX-2016-02)]

Rule 302. Rumors

No Member shall circulate, in any manner, rumors of a character which might affect market conditions in any security; provided, however, that this Rule shall not prohibit discussion of unsubstantiated information, so long as its source and unverified nature are disclosed.

[Adopted: December 3, 2012]

Rule 303. Prevention of the Misuse of Material Nonpublic Information

Each Member must establish, maintain and enforce written procedures reasonably designed, taking into consideration the nature of such Member's business, to prevent the misuse of material, non-public information by such Member or persons associated with such Member. Members for whom the Exchange is the Designated Examining Authority ("DEA") that are required to file SEC form X-17A-5 with the Exchange on an annual or more frequent basis must file contemporaneously with the submission for the calendar year end ITSFEA compliance acknowledgements stating that the procedures mandated by this Rule have been established, enforced and maintained. Any Member or associated person of a Member who becomes aware of a possible misuse of material, non-public information must notify the Exchange's Regulatory Department.

Interpretations and Policies:

.01 For purposes of this Rule, conduct constituting the misuse of material, non-public information includes, but is not limited to, the following:

(a) Trading in any securities issued by a corporation, or in any related securities or related options or other derivative securities, while in possession of material, non-public information concerning that issuer; or

(b) Trading in a security or related options or other derivative securities, while in possession of material non-public information concerning imminent transactions in the security or related securities; or

(c) Disclosing to another person or entity any material, non-public information involving a corporation whose shares are publicly traded or an imminent transaction in an underlying security or related securities for the purpose of facilitating the possible misuse of such material, non-public information.

.02 This Rule provides that, at a minimum, each Member establish, maintain, and enforce the following policies and procedures:

(a) All associated persons of the Member must be advised in writing of the prohibition against the misuse of material, non-public information; and

(b) All associated persons of the Member must sign attestations affirming their awareness of, and agreement to abide by the aforementioned prohibitions. These signed attestations must be maintained for at least three years, the first two years in an easily accessible place; and

(c) Each Member must receive and retain copies of trade confirmations and monthly account statements for each account in which an associated person: has a direct or indirect financial interest or makes investment decisions. The activity in such brokerage accounts should be reviewed at least quarterly by the Member for the purpose of detecting the possible misuse of material, non-public information; and

(d) All associated persons must disclose to the Member whether they, or any person in whose account they have a direct or indirect financial interest, or make investment decisions, are an officer, director or 10% shareholder in a company whose shares are publicly traded. Any transaction in the stock (or option thereon) of such company shall be reviewed to determine whether the transaction may have involved a misuse of material non-public information.

Maintenance of the foregoing policies and procedures will not, in all cases, satisfy the requirements and intent of this Rule; the adequacy of each Member's policies and procedures will depend upon the nature of such Member's business.

[Adopted: December 3, 2012; amended June 2, 2014 (SR-MIAX-2014-16)

Rule 304. Disciplinary Action by Other Organizations

Every Member shall promptly notify the Exchange in writing of any disciplinary action, including the basis therefor, taken by any national securities exchange or registered securities association, clearing corporation, commodity futures market or government regulatory body against the Member or its associated persons, and shall similarly notify the Exchange of any disciplinary action taken by the Member itself against any of its associated persons involving suspension, termination, the withholding of commissions or imposition of fines in excess of $2,500, or any other significant limitation on activities.

[Adopted: December 3, 2012]

Rule 305. Other Restrictions on Members

Whenever the Exchange shall find that a Member has failed to perform on his or its contracts or is insolvent or is in such financial or operational condition or is otherwise conducting business in such a manner that it cannot safely conduct business with customers or creditors or the Exchange, the Exchange may summarily suspend the Member in accordance with Chapter IX (Summary Suspension) or may impose such conditions and restrictions upon the Member as the Exchange considers reasonably necessary for the protection of the Exchange and the customers of such Member.

[Adopted: December 3, 2012]

Rule 306. Significant Business Transactions

(a) Except as provided in paragraph (c) below, a Member that clears Market Maker trades is required to notify the Exchange in writing fifteen (15) days prior to any of the following proposed significant business transactions ("SBT"):

(1) the combination, merger or consolidation between the Member and another person engaged in the business of effecting, executing, clearing or financing transactions in securities or futures products;

(2) the transfer from another person of Market Maker, broker dealer, or customer securities or futures accounts that are significant in size or number to the business of the Member;

(3) the assumption or guarantee by the Member of liabilities of another person engaged in the business of effecting, executing, clearing or financing transactions in securities or futures products, in connection with a direct or indirect acquisition of all or substantially all of the person's assets; or

(4) termination of the Member's clearing business or any material part thereof.

(b) Notification of any of the following SBTs shall be made in writing to the Exchange, not later than five (5) business days from the date on which the SBT becomes effective:

(1) the sale by the Clearing Member of a significant part of its assets to another person;

(2) a change in the identity of any general partner or a change in the beneficial ownership of ten percent (10%) or more of any class of the outstanding stock of any corporate general partner;

(3) a change in the beneficial ownership of twenty percent (20%) or more of any class of the outstanding stock of the Member or the issuance of any capital stock of the Member; or

(4) the acquisition by the Clearing Member of assets of another person that would constitute a "business" that is "significant," as those terms are defined in Section 11-01 of Regulation S-X under the Exchange Act.

(c) A Clearing Member is required to notify the Exchange in writing thirty (30) days prior to a proposed SBT included in paragraph (a) of this Rule, and such SBT shall be subject to the prior approval of the Exchange, if the Member's Market Maker clearance activities exceed, or would exceed as a result of the proposed SBT, any of the following parameters:

(1) fifteen percent (15%) of cleared Exchange Market Maker contract volume for the most recent three (3) months;

(2) an average of fifteen percent (15%) of the number of Exchange Market Makers as of each month and for the most recent three (3) months; or

(3) twenty-five percent (25%) of Exchange Market Maker gross deductions (haircuts) defined by Rule 15c3-1(a)(6) or (c)(2)(x) under the Exchange Act carried by the Clearing Member in relation to the aggregate of such haircuts carried by all other Clearing Members for any month end within the most recent three (3) months.

(d) An SBT that comes within paragraph (c) of this Rule may be disapproved or conditioned within the thirty (30) day period if the Exchange determines that such SBT has the potential to threaten the financial or operational integrity of Market Maker transactions. In making this determination, the Exchange may consider, among other relevant matters, the following:

(1) The effect of the proposed SBT on the capital size and structure of the resulting Clearing Member(s), the potential for financial failure and the consequences of any such failure on the Exchange market as a whole, and the potential for increased or decreased operational efficiencies arising from the proposed transaction;

(2) The effect of the proposed SBT upon overall concentration of Market Makers, including a comparison of the following measures before and after the proposed transaction:

(i) proportion of Exchange Market Maker contract volume cleared;

(ii) proportion of Exchange Market Makers cleared; and

(iii) proportion of Market Maker gross deductions (haircuts) as defined by Rule 15c3-1(a)(6) or (c)(2)(x) under the Exchange Act carried by the Clearing Member(s) in relation to the aggregate of such deductions carried by other Members that clear Market Maker transactions;

and

(3) The regulatory history of the affected Members, specifically as it may indicate a tendency to financial or operational weakness.

(e) Transactions that come within paragraph (c) of this Rule shall be reviewed according to the following procedures:

(1) A Member must provide promptly, in writing, all information reasonably requested by the Exchange. Any information disclosed by Members pursuant to the requirements of this Rule shall be kept confidential by the Exchange until such information is otherwise publicly disclosed and shall be used only for purposes of reviewing the proposal;

(2) If the Exchange determines, prior to the expiration of the thirty (30) day period, that a proposed SBT may be approved without conditions, the Exchange shall promptly so advise the Member;

(3) All decisions to disapprove or condition a proposed SBT or to impose extraordinary requirements shall be in writing, shall include a statement setting forth the grounds for the decision, and the Member shall be promptly notified of any such decisions by the Exchange;

(4) Notwithstanding any other provisions of the Rules, the Member may appeal a decision to disapprove or condition a proposed SBT directly to the Board by filing an application for review with the Secretary of the Exchange within fifteen (15) days of the date of service of the decision. Appeal to the Board shall be the exclusive method of reviewing such a decision;

(5) An appeal to the Board of a decision to disapprove or condition a proposed SBT shall not operate as a stay of that decision during the pendency of the appeal; and

(6) The Exchange shall file notice with the SEC in accordance with the provisions of Section 19(d)(1) of the Exchange Act of all final decisions to disapprove or condition a proposed SBT.

(f) The Exchange may impose additional financial and/or operational requirements on a Member that clears Market Maker trades at any time when it determines that the Member's continuance in business without such requirements has the potential to threaten the financial or operational integrity of Market Maker transactions.

(g) The provisions of this Rule do not preclude summary Exchange action under Rule 305, under Chapter IX (Summary Suspension) or other Exchange action pursuant to the Rules.

(h) The Exchange, upon approval by the Chief Regulatory Officer, may exempt a Member from the requirements of this Rule, either generally or in respect of specific types of transactions, based on the limited proportion of Market Maker trades on the Exchange that are cleared by the Member or on the limited importance that the clearing of Market Maker trades bears to the total business of the Member.

[Adopted: December 3, 2012]

Rule 307. Position Limits

(a) Except in accordance with Rule 308 or with the prior permission of the President or his designee, to be confirmed in writing, no Member shall make, for any account in which it has an interest or for the account of any customer, an opening transaction on any exchange if the Member has reason to believe that as a result of such transaction the Member or its customer would, acting alone or in concert with others, directly or indirectly:

(1) control (as defined in paragraph (f) below) an aggregate position in an option contract traded on the Exchange in excess of 25,000 or 50,000 or 75,000 or 200,000 or 250,000 option contracts (whether long or short) of the put type and the call type on the same side of the market respecting the same underlying security, combining for purposes of this position limit long positions in put options with short positions in call options, and short positions in put options with long positions in call options, or such other number of option contracts as may be fixed from time to time by the Exchange as the position limit for one or more classes or series of options; or

(2) exceed the applicable position limit fixed from time to time by another exchange for an option contract not traded on the Exchange, when the Member is not a member of the other exchange on which the transaction was effected.

(b) Should a Member have reason to believe that a position in any account in which it has an interest or for the account of any customer is in excess of the applicable limit, such Member shall promptly take the action necessary to bring the position into compliance.

(c) Reasonable notice shall be given of each new position limit fixed by the Exchange.

(d) Limits shall be determined in the following manner:

(1) A 25,000 contract limit applies to those options having an underlying security that does not meet the requirements for a higher option contract limit.

(2) To be eligible for the 50,000 contract limit, either the most recent six (6) month trading volume of the underlying security must have totaled at least twenty (20) million shares, or the most recent six (6) month trading volume of the underlying security must have totaled at least fifteen (15) million shares and the underlying security must have at least forty (40) million shares currently outstanding.

(3) To be eligible for the 75,000 contract limit, either the most recent six (6) month trading volume of the underlying security must have totaled at least forty (40) million shares or the most recent six (6) month trading volume of the underlying security must have totaled at least thirty (30) million shares and the underlying security must have at least 120 million shares currently outstanding.

(4) To be eligible for the 200,000 contract limit, either the most recent six (6) month trading volume of the underlying security must have totaled at least eighty (80) million shares or the most recent six (6) month trading volume of the underlying security must have totaled at least sixty (60) million shares and the underlying security must have at least 240 million shares currently outstanding.

(5) To be eligible for the 250,000 contract limit, either the most recent six (6) month trading volume of the underlying security must have totaled at least 100 million shares or the most recent six (6) month trading volume of the underlying security must have totaled at least seventy-five (75) million shares and the underlying security must have at least 300 million shares currently outstanding.

(e) Every six (6) months, the Exchange will review the status of underlying securities to determine which limit should apply. A higher limit will be effective on the date set by the Exchange, while any change to a lower limit will take effect after the last expiration then trading, unless the requirement for the same or a higher limit is met at the time of the intervening six (6) month review. If, however, subsequent to a six (6) month review, an increase in volume and/or outstanding shares would make a stock eligible for a higher position limit prior to the next review, the Exchange in its discretion may immediately increase such position limit.

(f) Control exists under this Rule 307 when it is determined that an individual or entity makes investment decisions for an account or accounts, or materially influences directly or indirectly the actions of any person who makes investment decisions.

(1) Control will be presumed in the following circumstances, and will be presumed to continue until determined otherwise pursuant to paragraph (f)(2) below:

(i) among all parties to a joint account who have authority to act on behalf of the account.

(ii) among all general partners to a partnership account.

(iii) when an individual or entity holds an ownership interest of ten percent (10%) or more in an entity (ownership interest of less than ten percent (10%) will not preclude aggregation), or shares in ten percent (10%) or more of profits and losses of an account.

(iv) when accounts have common directors or management.

(v) where a person has the authority to execute transactions in an account.

(2) Control, presumed by one or more of the above findings or circumstances, can be rebutted by proving that the factor does not exist or by showing other factors which negate the presumption of control. The rebuttal proof must be submitted by affidavit and/or such other documentary evidence as may be appropriate in the circumstances. The Exchange will also consider the following factors in determining if aggregation of accounts is required:

(i) similar patterns of trading activity among separate entities.

(ii) the sharing of kindred business purposes and interests.

(iii) whether there is common supervision of the entities which extends beyond assuring adherence to each entity's investment objectives and/ or restrictions.

(3) Initial determinations under this paragraph (f) shall be made by the Regulatory Division. The initial determination may be reviewed by the President or his designee, based upon a report by the Regulatory Division. A Member or customer directly affected by such a determination may ask the President or his designee to reconsider, but may not request any other review or appeal except in the context of a disciplinary proceeding. The decision to grant non-aggregation under this paragraph (f) shall not be retroactive.

Interpretations and Policies:

.01 The position limits applicable to option contracts on the securities listed in the chart below are as follows:

Security Underlying Option	Position Limit
The DIAMONDS Trust (DIA)	300,000 contracts
The Standard and Poor's Depository Receipts® Trust (SPY)	No Limit*
The iShares® Russell 2000® Index Fund (IWM)	500,000 contracts
The iShares MSCI Emerging Markets Index Fund (EEM)	500,000 contracts
The PowerShares QQQQ Trust (QQQQ)	900,000 contracts

*Position Limits for options on Standard and Poor's Depository Receipts Trust (SPY) are the subject of a pilot program, which expires on July 12, 2016.

.02 Whenever the Exchange determines that a higher margin requirement is warranted in light of the risks associated with an under-hedged options position, the Exchange may impose additional margin upon the account maintaining such under-hedged position, pursuant to its authority under Rule 1503(b). The Clearing Member carrying the account will be subject to capital charges under SEC Rule 15c3-1 to the extent of any margin deficiency resulting from the higher margin requirements.

.03 For purposes of determining compliance with the position limits under this Rule 307, ten mini-option contracts (as permitted under Rule 404.08) shall equal one standard contract overlying 100 shares.

[Adopted: December 3, 2012; amended March 4, 2013 (SR-MIAX-2013-06); amended April 16, 2013 (SR-MIAX-2013-17); amended November 26, 2013 (SR-MIAX-2013-53); amended December 11, 2014 (SR-MIAX-2014-64); amended July 10, 2015 (SR-MIAX-2015-46)]

Rule 308. Exemptions from Position Limits

(a) **Equity Hedge Exemption**. The following qualified hedging transactions and positions described in paragraphs (1) through (5) and (7) below shall be exempt from established position limits as prescribed under Rule 307(d). Hedge transactions and positions established pursuant to paragraphs six (6) and eight (8) below are subject to a position limit equal to five (5) times the standard limit established under Rule 307(d). The equity hedge exemption is in addition to the standard limit and other exemptions available under Rules.

(1) Where each option contract is "hedged" or "covered" by 100 shares of the underlying security or securities convertible into such underlying security, or, in the case of an adjusted option contract, the same number of shares represented by the adjusted contract; (i) long call and short stock; (ii) short call and long stock; (iii) long put and long stock; (iv) short put and short stock.

(2) A long call position accompanied by a short put position, where the long call expires with the short put, and the strike price of the long call and short put is equal, and where each long call and short put position is hedged with 100 shares (or other adjusted number of shares) of the underlying security or securities convertible into such stock ("reverse conversion").

(3) A short call position accompanied by a long put position where the short call expires with the long put, and the strike price of the short call and long put is equal, and where each short call and long put position is hedged with 100 shares (or other adjusted number of shares) of the underlying security or securities convertible into such stock ("conversion").

(4) A short call position accompanied by a long put position, where the short call expires with the long put, and the strike price of the short call equals or exceeds the long put, and where each short call and long put position is hedged with 100 shares of the underlying security (or other adjusted number of shares). Neither side of the short call, long put position can be in-the-money at the time the position is established ("collar").

(5) A long call position accompanied by a short put position where the long call expires with the short put and the strike price of the long call equals or exceeds the short put and where each long call and short put position is hedged with 100 shares of the underlying security (or other adjusted number of shares). Neither side of the long call, short put position can be in-the-money at the time the position is established ("reverse collar").

(6) A long call position accompanied by a short put position with the same strike price and a short call position accompanied by a long put position with a different strike price ("box spread").

(7) An equity option position is delta neutral, subject to the following:

(i) The term "delta neutral" refers to an equity options position that is hedged, in accordance with a permitted pricing model as defined in paragraph (iii) below, by a position in the underlying security or one or more instruments relating to the underlying security, for the purpose of offsetting the risk that the value of the options position will change with incremental changes in the price of the security underlying the option position.

(ii) An equity options position of a Member or non-Member affiliate of a Member that is delta neutral shall be exempt from established position limits. An equity options position that is not delta neutral shall be subject to position limits in accordance with Rule 307 (subject to the availability of other position limit exemptions). Only the option contract equivalent of the net delta of such position shall be subject to the appropriate position limit. The "option contract equivalent of the net delta" is the net delta divided by the number of shares underlying the option contract. The term "net delta" means, at any time, the number of shares (either long or short) required to offset the risk that the value of an equity option position will change with incremental changes in the price of the security underlying the option position, as determined in accordance with a permitted pricing model.

(iii) A "permitted pricing model" means:

(A) A pricing model maintained and operated by the Options Clearing Corporation ("OCC Model");

(B) A pricing model maintained and used by a Member subject to consolidated supervision by the SEC pursuant to Appendix E of SEC Rule 15c3-1, or by an affiliate that is part of such Member's consolidated supervised holding company group, in accordance with its internal risk management control system and consistent with the requirements of Appendices E or G, as applicable, to SEC Rule 15c3-1 and

SEC Rule 15c3-4 under the Exchange Act, as amended from time to time, in connection with the calculation of risk-based deductions from capital or capital allowances for market risk thereunder, provided that the Member or affiliate of a Member relying on this exemption in connection with the use of such model is an entity that is part of such Member's consolidated supervised holding company group;

(C) A pricing model maintained and used by a financial holding company or a company treated as a financial holding company under the Bank Holding Company Act of 1956, or by an affiliate that is part of either such company's consolidated supervised holding company group, in accordance with its internal risk management control system and consistent with:

1. the requirements of the Board of Governors of the Federal Reserve System, as amended from time to time, in connection with the calculation of risk based adjustments to capital for market risk under capital requirements of the Board of Governors of the Federal Reserve System, provided that the Member or affiliate of a Member relying on this exemption in connection with the use of such model is an entity that is part of such company's consolidated supervised holding company group; or

2. the standards published by the Basel Committee on Banking Supervision, as amended from time to time and as implemented by such company's principal regulator, in connection with the calculation of risk-based deductions or adjustments to or allowances for the market risk capital requirements of such principal regulator applicable to such company – where "principal regulator" means a member of the Basel Committee on Banking Supervision that is the home country consolidated supervisor of such company – provided that the Member or affiliate of a Member relying on this exemption in connection with the use of such model is an entity that is part of such company's consolidated supervised holding company group.

(D) A pricing model maintained and used by an OTC derivatives dealer registered with the SEC pursuant to SEC Rule 15c3-1(a)(5) in accordance with its internal risk management control system and consistent with the requirements of Appendix F to SEC Rule 15c3-1 and SEC Rule 15c3-4 under the Exchange Act, as amended from time to time, in connection with the calculation of risk-based deductions from capital for market risk thereunder, provided that only such OTC derivatives dealer and no other affiliated entity (including a Member) may rely on this subparagraph (D); or

(E) A pricing model used by a national bank under the National Bank Act maintained and used in accordance with its internal risk management control system and consistent with the requirements of the Office of the Comptroller of the Currency, as amended from time to time, in connection with the calculation of risk-based adjustments to capital for market risk under capital requirements of the Office of the Comptroller of the Currency, provided that only such national bank and no other affiliated entity (including a Member) may rely on this subparagraph (E).

(iv) **Effect on Aggregation of Account Positions.**

(A) Members and non-Member affiliates who rely on this exemption must ensure that the permitted pricing model is applied to all positions in or relating to the security underlying the relevant option position that are owned or controlled by such Member or non-Member affiliate.

(B) Notwithstanding subparagraph (iv)(A), the net delta of an option position held by an entity entitled to rely on this exemption, or by a separate and distinct trading unit of such entity, may be calculated without regard to positions in or relating to the security underlying the option position held by an affiliated entity or by another trading unit within the same entity, provided that:

1. the entity demonstrates to the Exchange's satisfaction that no control relationship, as defined in Rule 307(f), exists between such affiliates or trading units; and

2. the entity has provided the Exchange written notice in advance that it intends to be considered separate and distinct from any affiliate or, as applicable, which trading units within the entity are to be considered separate and distinct from each other for purposes of this exemption.

(C) Notwithstanding subparagraph (iv)(A) or (iv)(B), a Member or non-Member affiliate who relies on this exemption shall designate, by prior written notice to the Exchange, each trading unit or entity whose option positions are required under Rules to be aggregated with the option positions of such Member or non-Member affiliate that is relying on this exemption for purposes of compliance with Exchange position limits or exercise limits. In any such case:

1. the permitted pricing model shall be applied, for purposes of calculating such Member's or affiliate's net delta, only to the positions in or relating to the security underlying any relevant option position owned and controlled by those entities and trading units who are relying on this exemption; and

2. the net delta of the positions owned or controlled by the entities and trading units who are relying on this exemption shall be aggregated with the nonexempt option positions of all other entities and trading units whose options positions are required under Rules to be aggregated with the option positions of such Member or affiliate.

(v) **Obligations of Members and Affiliates**.

(A) A Member that relies on this exemption for a proprietary equity options position:

1. must provide a written certification to the Exchange that it is using a permitted pricing model pursuant to subparagraph (iii) above; and

2. by such reliance authorizes any other person carrying for such Member an account including, or with whom such Member has entered into, a position in or relating to a security underlying the relevant option position to provide to the Exchange or the Clearing Corporation such information regarding such account or position as the Exchange or Clearing Corporation may request as part of the Exchange's confirmation or verification of the accuracy of any net delta calculation under this exemption.

(B) The equity option positions of a non-Member relying on this exemption must be carried by a Member with which it is affiliated.

(C) A Member carrying an account that includes an equity option position for a non-Member affiliate that intends to rely on this exemption must obtain from such non-Member:

1. a written certification to the Exchange that it is using a permitted pricing model pursuant to subparagraph (iii) above; and

2. a written statement confirming that such non-Member affiliate:

a. is relying on this exemption;

b. will use only a permitted pricing model for purposes of calculating the net delta of its option positions for purposes of this exemption;

c. will promptly notify the Member if it ceases to rely on this exemption;

d. authorizes the Member to provide to the Exchange or the Clearing Corporation such information regarding positions of the non-Member affiliate as the Exchange or Clearing Corporation may request as part of the Exchange's confirmation or verification of the accuracy of any net delta calculation under this exemption; and

e. if the non-Member affiliate is using the OCC Model, has duly executed and delivered to the Exchange such documents as the Exchange may require to be executed and delivered to the Exchange as a condition to reliance on this exemption.

(vi) **Reporting**. Each Member that holds or carries an account that relies on this exemption shall report, in accordance with Rule 310, all equity option positions (including those that are delta neutral) that are reportable thereunder. Each such Member on its own behalf or on behalf of a designated aggregation unit pursuant to Rule 308(a)(iv) shall also report, in accordance with Rule 310, for each such account that holds an equity option position subject to this exemption in excess of the levels specified in this Rule 308, the net delta and the option contract equivalent of the net delta of such position.

(vii) **Records**. Each Member relying on this exemption shall:

(A) retain, and undertake reasonable efforts to ensure that any non-Member affiliate of the Member relying on this exemption retains, a list of the options, securities and other instruments underlying each option position net delta calculation reported to the Exchange hereunder, and

(B) produce such information to the Exchange upon request.

(8) A listed option position hedged on a one-for-one basis with an over-the-counter ("OTC") option position on the same underlying security. The strike price of the listed option position and corresponding OTC option position must be within one strike of each other and no more than one expiration month apart.

(9) For those strategies described under (2), (3), (4), and (5) above, one component of the option strategy can be an OTC option contract guaranteed or endorsed by the firm maintaining the proprietary position or carrying the customer account.

(10) An OTC option contract is defined as an option contract that is not listed on a National Securities Exchange or cleared at the Options Clearing Corporation.

(b) **Market Maker Exemption**. The provisions set forth below apply only to Market Makers seeking an exemption to the standard position limits in all options traded on the Exchange for the purpose of assuring that there is sufficient depth and liquidity in the marketplace, and not to confer a right upon the Market Maker applying for an exemption.

(1) In light of the procedural safeguards, the purpose of this exemption process, and the prohibition against the granting of retroactive exemptions, decisions granting or denying exemptions are not subject to review under Chapter XI (Hearings, Review and Arbitration) of the Rules.

(2) An exemption may be granted for the purpose of maintaining a fair and orderly market in the options on a given underlying security.

(3) Generally, an exemption will be granted only to a Market Maker who has requested an exemption, who is appointed to the options class in which the exemption is requested pursuant to Rule 602, whose positions are near the current position limit and who is significant in terms of daily volume. The positions must generally be within ten percent (10%) of the limits contained in Rule 307 for equity options.

(4) If an exemption is granted, it will be effective at the time the decision is communicated, and retroactive exemptions will not be granted.

(5) The size and length of an exemption will be determined on a case by case basis; however, an exemption usually will be granted until the nearest expiration. The exemption may specify the extent to which the resulting position may be carried in options in one or more expiration cycles.

(6) Procedures for Market Makers nearing the limits due to general market conditions:

(A) A request for an exemption from the established position and exercise limits must be in writing and must state the specific reasons why an exemption should be granted.

(B) The request should be submitted to the Exchange no later than 1:00 p.m. for same-day review.

(C) Review of the request will be conducted informally, i.e., the Exchange may receive information in such manner as is most effective, in its discretion, to ascertain whether an exemption is necessary to maintain depth and liquidity in the market.

(D) The Exchange will communicate the exemption decision to the requesting Market Maker and his or its Clearing Member as soon as possible, generally on the day following review.

(7) Requests for instant exemptions may be made for extraordinary situations, such as when there is an order imbalance or a Market Maker is near the limits intraday. Following immediate review of the situation, the Exchange will decide whether an exemption is warranted.

(c) **Firm Facilitation Exemption**. To the extent that the following procedures and criteria are satisfied, a Member may receive and maintain for its proprietary account an exemption ("facilitation exemption") from the applicable standard position limit in non-multiply-listed options traded on the Exchange for the purpose of facilitating, pursuant to the provisions of Rule 520(b), (1) orders for its own Public Customer (one that will have the resulting position carried with the firm) or (2) orders received from or on behalf of a Public Customer for execution only against the Member firm's proprietary account.

(i) The Member must receive approval from the Exchange prior to executing facilitating trades.

(ii) The facilitation exemption shall be granted to the Member owning or controlling the account in which the exempt options positions are held. For purposes of this paragraph (c), control shall be determined in accordance with the provision of Rule 307(f).

(iii) Exchange approval may be given on the basis of verbal representations, in which event the Member shall, within a period of time to be designated by the Exchange, furnish the appropriate forms and documentation substantiating the basis for the exemption. The approval for the facilitation exemption will specify the maximum number of contracts that may be exempt under this paragraph (c). In no event may the aggregate exempted position under this paragraph (c) exceed twice the applicable standard limit.

(iv) The facilitation exemption is in addition to the standard limit and other exemptions available under these Rules. A Member so approved is hereinafter referred to as a "facilitation firm."

(v) The facilitation firm must provide all information required by the Exchange on approved forms and keep such information current. The facilitation firm shall promptly provide to the Exchange any information or documents requested concerning the exempted options positions and the positions hedging them.

(vi) The facilitation firm shall comply with the following provisions regarding the execution of its Public Customer Order and its own facilitating order:

(A) neither order may be contingent on a "fill-or-kill" instruction.

(B) the orders must be executed pursuant to Rule 520(b).

(vii) To remain qualified, a facilitation firm must, within five (5) business days after the execution of a facilitation exemption order, hedge all exempt options positions that have not previously been liquidated, and furnish the Exchange with documentation reflecting the resulting hedging positions.

(viii) The facilitation firm shall:

(A) liquidate and establish its Public Customer's and its own options and stock positions or their equivalent in an orderly fashion, and not in a manner calculated to cause unreasonable price fluctuations or unwarranted price changes; and not initiate or liquidate its Public Customer's or its own stock position or its equivalent with an equivalent index options position with a view toward taking advantage of any differential in price between a group of securities and an overlying stock index option.

(B) promptly notify the Exchange of any material change in the exempted options position or the hedge.

(C) not increase the exempted options position once it is closed unless approval is received again pursuant to a reapplication under this paragraph (c).

(ix) Violation of any of these provisions, absent reasonable justification or excuse, shall result in withdrawal of the facilitation exemption and may form the basis for subsequent denial of an application for a facilitation exemption hereunder.

[Adopted: December 3, 2012]

Rule 309. Exercise Limits

(a) Except with the prior permission of the President or his designee, to be confirmed in writing, no Member shall exercise, for any account in which it has an interest or for the account of any customer, a long position in any option contract where such Member or customer, acting alone or in concert with others, directly or indirectly, has or will have:

(1) exercised within any five (5) consecutive business days aggregate long positions in any class of options traded on the Exchange in excess of 25,000 or 50,000 or 75,000 or 200,000 or 250,000 option contracts or such other number of option contracts as may be fixed from time to time by the Exchange as the exercise limit for that class of options; or

(2) exceeded the applicable exercise limit fixed from time to time by another exchange for an options class not traded on the Exchange, when the Member is not a member of the other exchange which lists the options class.

(b) Reasonable notice shall be given of each new exercise limit fixed by the Exchange by posting notice thereof by the Exchange.

(c) Limits shall be determined in the manner described in Rule 307.

(d) For a Member that has been granted an exemption to position limits pursuant to Rule 308(a), the number of contracts which can be exercised over a five (5) business day period shall equal the Member's exempted position.

Interpretations and Policies:

.01 The exercise limits applicable to option contracts on the securities listed in the chart below are as follows:

Security Underlying Option	Exercise Limit
The DIAMONDS Trust (DIA)	300,000 contracts
The Standard and Poor's Depository Receipts® Trust (SPY)	No Limit*
The iShares® Russell 2000® Index Fund (IWM)	500,000 contracts
The iShares MSCI Emerging Markets Index Fund (EEM)	500,000 contracts
The PowerShares QQQQ Trust (QQQQ)	900,000 contracts

*Exercise Limits for options on Standard and Poor's Depository Receipts Trust (SPY) are the subject of a pilot program, which expires on July 12, 2016.

[Adopted: December 3, 2012; amended April 16, 2013 (SR-MIAX-2013-17); amended November 26, 2013 (SR-MIAX-2013-53); amended December 11, 2014 (SR-MIAX-2014-64); amended July 10, 2015 (SR-MIAX-2015-46)]

Rule 310. Reports Related to Position Limits

(a) Each Member shall file with the Exchange the name, address and social security or tax identification number of any customer, as well as any Member, any general or special partner of the Member, any officer or director of the Member or any participant, as such, in any joint, group or syndicate account with the Member or with any partner, officer or director thereof, who, on the previous business day held aggregate long or short positions of 200 or more option contracts of any single class of options traded on the Exchange. The report shall indicate for each such class of option contracts the number of option contracts comprising each such position and, in case of short positions, whether covered or uncovered.

(b) Electronic Exchange Members that maintain an end of day position in excess of 10,000 non-FLEX equity option contracts on the same side of the market on behalf of its own account or for the account of a customer, shall report whether such position is hedged and provide documentation as to how such position is hedged. This report is required at the time the subject account exceeds the 10,000 contract threshold and thereafter, for customer accounts, when the position increases by 2,500 contracts and for proprietary accounts when the position increases by 5,000 contracts.

(c) In addition to the reports required by paragraph (a) and (b) of this Rule, each Member shall report promptly to the Exchange any instance in which the Member has reason to believe that a person included in paragraph (a), acting alone or in concert with others, has exceeded or is attempting to exceed the position limits established pursuant to Rule 307.

Interpretations and Policies:

.01 For purposes of calculating the aggregate long or short position under paragraph (a) above, Members shall combine (i) long positions in put options with short positions in call options, and (ii) short positions in put options with long positions in call options.

[Adopted: December 3, 2012]

Rule 311. Liquidation Positions

(a) Whenever the Exchange shall find that a person or group of persons acting in concert holds or controls, or is obligated in respect of, an aggregate position (whether long or short) in all option contracts or one or more classes or series traded on the Exchange in excess of the applicable position limit established pursuant to Rule 307, it may order all Members carrying a position in option contracts of such classes or series for such person or persons to liquidate such positions as expeditiously as possible, consistent with the maintenance of a fair and orderly market.

(b) Whenever such an order is given, no Member shall accept any order to purchase, sell or exercise any option contract for the account of the person or persons named in the order, unless and until the Exchange expressly approves such person or persons for options transactions.

[Adopted: December 3, 2012]

Rule 312. Limit on Outstanding Uncovered Short Positions

(a) Whenever it is determined from the reports of uncovered short positions submitted pursuant to Rule 801 (Reports of Uncovered Short Positions), viewed in light of current market conditions in options and in underlying securities, that there are outstanding an excessive number of uncovered short positions in option contracts of a given class traded on the Exchange or that an excessively high percentage of outstanding short positions in option contracts of a given class traded on the Exchange are uncovered, the Board or a committee or Exchange official designated by the Board may determine to prohibit Members from any further opening writing transactions on any exchange in option contracts of that class unless the resulting short position will be covered, and it may prohibit the uncovering of any existing covered short positions in one or more series of options of that class, as it deems appropriate in the interest of maintaining a fair and orderly market in option contracts or in underlying securities.

(b) The Board or a committee or Exchange official designated by the Board may exempt transactions of Market Makers from restrictions imposed under this Rule. Such restrictions shall be rescinded upon a determination that they are no longer appropriate.

[Adopted: December 3, 2012]

Rule 313. Other Restrictions on Options Transactions and Exercises

(a) The Exchange may impose such restrictions on transactions or exercises in one or more series of options of any class traded on the Exchange as the Exchange in its judgment deems advisable in the interests of maintaining a fair and orderly market in option contracts or in underlying securities, or otherwise deems advisable in the public interest or for the protection of investors.

(1) During the effectiveness of such restrictions, no Member shall, for any account in which it has an interest or for the account of any customer, engage in any transaction or exercise in contravention of such restrictions.

(2) Notwithstanding the foregoing, during the ten (10) business days prior to the expiration date of a given series of options, no restriction on exercise under this Rule may be in effect with respect to that series of options.

(b) Whenever the issuer of a security underlying a call option traded on the Exchange is engaged or proposes to engage in a public underwritten distribution ("public distribution") of such underlying security or securities exchangeable for or convertible into such underlying security, the underwriters may request that the Exchange impose restrictions upon all opening writing transactions in such options at a "discount" where the resulting short position will be uncovered ("uncovered opening writing transactions").

(1) In addition to a request, the following conditions are necessary for the imposition of restrictions:

(i) less than a majority of the securities to be publicly distributed in such distribution are being sold by existing security holders;

(ii) the underwriters agree to notify the Exchange upon the termination of their stabilization activities; and

(iii) the underwriters initiate stabilization activities in such underlying security on a national securities exchange when the price of such security is either at a "minus" or "zero minus" tick.

(2) Upon receipt of such a request and determination that the conditions contained in paragraph (b)(1) are met, the Exchange shall impose the requested restrictions as promptly as possible but no earlier than fifteen (15) minutes after Members shall have been notified and shall terminate such restrictions upon request of the underwriters or when the Exchange otherwise discovers that stabilizing transactions by the underwriters has been terminated.

(3) For purposes of this paragraph (b), an uncovered opening writing transaction in a call option will be deemed to be effected at a "discount" when the premium in such transaction is either:

(i) in the case of a distribution of the underlying security not involving the issuance of rights and in the case of a distribution of securities exchangeable for or convertible into the underlying security, less than the amount by which the underwriters' stabilization bid for the underlying security exceeds the exercise price of such option; or

(ii) in the case of a distribution being offered pursuant to rights, less than the amount by which the underwriters' stabilization bid in the underlying security at the subscription price exceeds the exercise price of such option.

[Adopted: December 3, 2012]

Rule 314. Mandatory Systems Testing

(a) Each Member that the Exchange designates as required to participate in a system test must conduct or participate in the testing of its computer systems to ascertain the compatibility of such systems with the Exchange's Systems in the manner and frequency prescribed by the Exchange. The Exchange will designate Members as required to participate in a system test based on:

(1) the category of Membership (Lead Market Maker, Registered Market Maker and Electronic Exchange Member);

(2) the computer system(s) the Member uses; and

(3) the manner in which the Member connects to the Exchange. The Exchange will give Members reasonable notice of any mandatory systems test, which notice will specify the nature of the test and Members' obligations in participating in the test.

(b) Every Member required by the Exchange to conduct or participate in testing of computer systems shall provide to the Exchange such reports relating to the testing as the Exchange may prescribe. Members shall maintain adequate documentation of tests required by this Rule and results of such testing for examination by the Exchange.

(c) A Member or Member organization that is subject to this Rule and that fails to conduct or participate in the tests, fails to file the required reports, or fails to maintain the required documentation, may be subject to disciplinary action pursuant to the Exchange's Rules.

[Adopted: December 3, 2012]

Rule 315. Anti-Money Laundering Compliance Program

Each Member shall develop and implement a written anti-money laundering program reasonably designed to achieve and monitor the Member's compliance with the requirements of the Bank Secrecy Act (31 U.S.C. 5311, et seq.) and the implementing regulations promulgated thereunder by the Department of the Treasury. Each Member's anti-money laundering program must be approved, in writing, by a member of senior management. The anti-money laundering programs required by this Rule shall, at a minimum:

(a) Establish and implement policies and procedures that can be reasonably expected to detect and cause the reporting of transactions required under 31 U.S.C. 5318(g) and the implementing regulations thereunder;

(b) Establish and implement policies, procedures, and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and the implementing regulations thereunder;

(c) Provide for annual (on a calendar year basis) independent testing for compliance to be conducted by the Member's personnel or by a qualified outside party, unless the Member does not execute transactions for customers or otherwise hold customer accounts or act as an introducing broker with respect to customer accounts (e.g., engages solely in proprietary trading or conducts business only with other broker-dealers), in which case such "independent testing" is required every two years (on a calendar-year basis);

(d) Designate and identify to the Exchange (by name, title, mailing address, e-mail address, telephone number, and facsimile number) an individual or individuals responsible for implementing and monitoring the day-to-day operations and internal controls of the program (such individual or individuals must be an associated person of the Member) and provide prompt notification to the Exchange regarding any change in such designation(s); and

(e) Provide ongoing training for appropriate personnel.

Interpretations and Policies:

.01 **Independent Testing Requirements**

(a) All members should undertake more frequent testing than required if circumstances warrant.

(b) Independent testing, pursuant to Rule 315(c), must be conducted by a designated person with a working knowledge of applicable requirements under the Bank Secrecy Act and its implementing regulations.

(c) Independent testing may not be conducted by:

(1) a person who performs the functions being tested,

(2) the designated anti-money laundering compliance person, or

(3) a person who reports to a person described in either subparagraphs (1) or (2) above.

.02 **Review of Anti-Money Laundering Compliance Person Information**

Each member must identify, review, and, if necessary, update the information regarding its anti-money laundering compliance person designated pursuant to Rule 315(d) in the manner prescribed by NASD Rule 1160.

[Adopted: December 3, 2012; amended June 2, 2014 (SR-MIAX-2014-16)]

Rule 316. Sharing of Offices and Wire Connections

No Member, without the prior written consent of the Exchange, shall establish or maintain wire connections or office sharing arrangements with other Members or with non-member broker-dealers.

[Adopted: December 3, 2012]

Rule 317. False Statements

No Member, person associated with a Member or applicant to become a Member shall make any false statements or misrepresentations in any application, report or other communication to the Exchange, and no Member or person associated with a Member shall make any false statement or misrepresentation to the Clearing Corporation with respect to the reporting or clearance of any Exchange Transaction or adjust any position at the Clearing Corporation in any class of options traded on the Exchange except for the purpose of correcting a bona fide error in recording or transferring the position to another account.

[Adopted: December 3, 2012]

Rule 318. Manipulation

(a) No Member shall effect or induce the purchase, sale or exercise of any security for the purpose of creating or inducing a false, misleading, or artificial appearance of activity in such security or in the underlying security, or for the purpose of unduly or improperly influencing the market price of such security or of the underlying security or for the purpose of making a price which does not reflect the true state of the market in such security or in the underlying security.

(b) No Member or any other person or organization subject to the jurisdiction of the Exchange shall directly or indirectly participate in or have any interest in the profit of a manipulative operation or knowingly manage or finance a manipulative operation. For the purposes of this paragraph but without limitation:

(1) any pool, syndicate or joint account, whether in corporate form or otherwise, organized or used intentionally for the purposes of unfairly influencing the market price of any security by means of options or otherwise and for the purpose of making a profit thereby, shall be deemed to be a manipulative operation.

(2) the soliciting of subscriptions to any such pool, syndicate or joint account shall be deemed to be managing a manipulative operation.

(3) the carrying on margin of either a "long" or a "short" position in securities for, or the advancing of credit through loans of money or of securities to, any such pool syndicate or joint account shall be deemed to be financing a manipulative operation.

[Adopted: December 3, 2012]

Rule 319. Forwarding of Proxy and Other Issuer-Related Materials;

(a) A Member when so requested by an issuer and upon being furnished with: (1) sufficient copies of proxy material, annual reports, information statements or other material required by law to be sent to security holders periodically, and (2) satisfactory assurance that it will be reimbursed by such issuer for all out-of-pocket expenses, including reasonable clerical expenses, shall transmit promptly to each beneficial owner of securities (or the beneficial owner's designated investment adviser) of such issuer which are in its possession and control and registered in a name other than the name of the beneficial owner all such material furnished. In the event of a proxy solicitation, such material shall include a signed proxy indicating the number of shares held for such beneficial owner and bearing a symbol identifying the proxy with proxy records maintained by the Member, and a letter informing the beneficial owner (or the beneficial owner's designated investment adviser) of the time limit and necessity for completing the proxy form and forwarding it to the person soliciting proxies prior to the expiration of the time limit in order for the shares to be represented at the meeting. A Member shall furnish a copy of the symbols to the person soliciting the proxies and shall also retain a copy thereof pursuant to the provisions of Exchange Act Rule 17a-4. This paragraph shall not apply to beneficial owners residing outside of the United States of America though Members may voluntarily comply with the provisions hereof in respect of such persons if they so desire.

(b) No Member shall give a proxy to vote stock that is registered in its name, unless: (i) such Member is the beneficial owner of such stock; (ii) such proxy is given pursuant to the written instructions of the beneficial owner; or (iii) such proxy is given pursuant to the rules of any national securities exchange or association of which it is a member provided that the records of the Member clearly indicate the procedure it is following.

(c) Notwithstanding the foregoing, a Member that is not the beneficial owner of a security registered under Section 12 of the Exchange Act is prohibited from granting a proxy to vote the security in connection with a shareholder vote on the election of a member of the board of directors of an issuer (except for a vote with respect to uncontested election of a member of the board of directors of any investment company registered under the Investment Company Act of 1940), executive compensation, or any other significant matter, as determined by the Commission, by rule, unless the beneficial owner of the security has instructed the Member to vote the proxy in accordance with the voting instructions of the beneficial owner.

(d) Notwithstanding the foregoing, a Member may give a proxy to vote any stock registered in its name if such Member holds such stock as executor, administrator, guardian, trustee, or in a similar representative or fiduciary capacity with authority to vote. A Member that has in its possession or within its control stock registered in the name of another Member and that desires to transmit signed proxies pursuant to the provisions of paragraph (a) of this Rule, shall obtain the requisite number of signed proxies from such holder of record. Notwithstanding the foregoing: (1) any Member designated by a named Employee Retirement Income Security Act of 1974 (as amended) ("ERISA") Plan fiduciary as the investment manager of stock held as assets of the ERISA Plan may vote the proxies in accordance with the ERISA Plan fiduciary responsibilities if the ERISA Plan expressly grants discretion to the investment manager to manage, acquire, or dispose of any plan asset and has not expressly reserved the proxy voting right for the named ERISA Plan fiduciary; and (2) any designated investment adviser may vote such proxies.

Interpretations and Policies:

.01 For purposes of this Rule, the term "designated investment adviser" is a person registered under the Investment Advisers Act of 1940, or registered as an investment adviser under the laws of a state, who exercises investment discretion pursuant to an advisory contract for the beneficial owner and is designated in writing by the beneficial owner to receive proxy and related materials and vote the proxy, and to receive annual reports and other material sent to security holders.

(a) For purposes of this Rule, the term "state" shall have the meaning given to such term in Section 202(a)(19) of the Investment Advisers Act (as the same may be amended from time to time).

(b) The written designation must be signed by the beneficial owner; be addressed to the Member; and include the name of the designated investment adviser.

(c) Members that receive such a written designation from a beneficial owner must ensure that the designated investment adviser is registered with the SEC pursuant to the Investment Advisers Act, or with a state as an investment adviser under the laws of such state, and that the investment adviser is exercising investment discretion over the customer's account pursuant to an advisory contract to vote proxies and/or to receive proxy soliciting material, annual reports and other material. Members must keep records substantiating this information.

(d) Beneficial owners have an unqualified right at any time to rescind designation of the investment adviser to receive materials and to vote proxies. The rescission must be in writing and submitted to the Member.

[Adopted January 24, 2013 (SR-MIAX-2013-02); amended June 2, 2014, (SR-MIAX-2014-16)]

Rule 320. Trading Ahead of Research Reports

(a) No Member shall establish, increase, decrease or liquidate an inventory position in a security or a derivative of such security based on non-public advance knowledge of the content or timing of a research report in that security.

(b) Members must establish, maintain and enforce policies and procedures reasonably designed to restrict or limit the information flow between research department personnel, or other persons with knowledge of the content or timing of a research report, and trading department personnel, so as to prevent trading department personnel from utilizing non-public advance knowledge of the issuance or content of a research report for the benefit of the Member or any other person.

[Adopted June 2, 2014 (SR-MIAX-2014-16)]

Rule 321. Business Continuity and Disaster Recovery Plans Testing Requirements for Designated Members

(a) Pursuant to Regulation Systems Compliance and Integrity ("Regulation SCI"), 17 CFR 242.1000 et seq. and with respect to the Exchange's business continuity and disaster recovery plans, including its disaster recovery systems, the Exchange is required to establish standards for the designation of Members that the Exchange reasonably determines are, taken as a whole, the minimum necessary for the maintenance of fair and orderly markets in the event of the activation of such plans. The Exchange has established standards and will designate Members according to those standards as set forth below. All Members are permitted to connect to the Exchange's disaster recovery systems and to participate in testing of such systems.

(b) Certain Members are required to connect to the Exchange's disaster recovery systems and participate in functional and performance testing as announced by the Exchange, which shall occur at least once every 12 months. The following Members must participate in mandatory testing of the Exchange's disaster recovery systems: Members that have been determined by the Exchange to contribute a meaningful percentage of the Exchange's overall volume.

Interpretations and Policies:

.01 For purposes of identifying Members that contribute a meaningful percentage of the Exchange's overall volume ("meaningful percentage"), the Exchange will measure volume executed on the Exchange during a calendar quarter determined by the Exchange (the "measurement quarter") and published in a circular distributed to Members. The meaningful percentage will be determined by the Exchange and will be published in a circular distributed to Members. The meaningful percentage applicable in any measurement quarter will be published in advance of such measurement quarter and will not apply retroactively to any measurement quarter completed or in progress. The Exchange will also individually notify all Members that will be subject to paragraph (b) based on the meaningful percentage following the completion of the measurement quarter.

[Adopted October 21, 2015 (SR-MIAX-2015-61)]

CHAPTER IV. OPTION CONTRACTS TRADED ON THE EXCHANGE

Rule 400. Designation of Securities

The Exchange trades option contracts, each of which is designated by reference to the issuer of the underlying security, expiration month or expiration date, exercise price and type (put or call).

[Adopted: December 3, 2012]

Rule 401. Rights and Obligations of Holders and Writers

The rights and obligations of holders and writers shall be set forth in the Rules of the Clearing Corporation.

[Adopted: December 3, 2012]

Rule 402. Criteria for Underlying Securities

(a) Underlying securities with respect to which put or call option contracts are approved for listing and trading on the Exchange must meet the following criteria:

(1) the security must be registered and be an "NMS stock" as defined in Rule 600 of Regulation NMS under the Exchange Act.

(2) the security shall be characterized by a substantial number of outstanding shares that are widely held and actively traded.

(b) In addition, the Exchange shall from time to time establish guidelines to be considered in evaluating potential underlying securities for Exchange options transactions. There are many relevant factors which must be considered in arriving at such a determination, and the fact that a particular security may meet the guidelines established by the Exchange does not necessarily mean that it will be selected as an underlying security. Further, in exceptional circumstances an underlying security may be selected by the Exchange even though it does not meet all of the guidelines. The Exchange may also give consideration to maintaining diversity among various industries and issuers in selecting underlying securities. Notwithstanding the forgoing, however, absent exceptional circumstances, an underlying security will not be selected unless:

(1) There are a minimum of seven (7) million shares of the underlying security which are owned by persons other than those required to report their stock holdings under Section 16(a) of the Exchange Act.

(2) There are a minimum of 2,000 holders of the underlying security.

(3) The issuer is in compliance with any applicable requirements of the Exchange Act.

(4) Trading volume (in all markets in which the underlying security is traded) has been at least 2,400,000 shares in the preceding twelve (12) months.

(5) Either:

(i) If the underlying security is a "covered security" as defined under Section 18(b)(1)(A) of the Securities Act of 1933 (the "Securities Act"), the market price per share of the underlying security has been at least $3.00 for the previous five (5) consecutive business days preceding the date on which the Exchange submits a certificate to the Clearing Corporation for listing and trading, as measured by the closing price reported in the primary market in which the underlying security is traded; or

(ii) If the underlying security is not a "covered security," the market price per share of the underlying security has been at least $7.50 for the majority of business days during the three (3) calendar months preceding the date of selection, as measured by the lowest closing price reported in any market in which the underlying security traded on each of the subject days.

(6) Notwithstanding the requirements set forth in paragraphs (1), (2), (4) and (5) above, the Exchange may list and trade an option contract if:

(i) the underlying security meets the guidelines for continued approval in Rule 403.

(ii) options on such underlying security are traded on at least one other registered national securities exchange.

(c) **Securities of Restructured Companies.**

(1) **Definitions.** The following definitions shall apply to the provisions of this paragraph (c):

(i) "Restructuring Transaction" refers to a spin-off, reorganization, recapitalization, restructuring or similar corporate transaction.

(ii) "Restructure Security" refers to an equity security that a company issues, or anticipates issuing, as the result of a Restructuring Transaction of the company.

(iii) "Original Equity Security" refers to a company's equity security that is issued and outstanding prior to the effective date of a Restructuring Transaction of the company.

(iv) "Relevant Percentage" refers to either:

(A) twenty-five percent (25%), when the applicable measure determined with respect to the Original Equity Security or the business it represents includes the business represented by the Restructure Security; or

(B) thirty-three and one-third percent (33-1/3%), when the applicable measure determined with respect to the Original Equity Security or the business it represents excludes the business represented by the Restructure Security.

(2) **"Share" and "Number of Shareholder" Guidelines.** In determining whether a Restructure Security satisfies the share guideline set forth in Rule 402(b)(1) (the "Share Guideline") or the number of holders guideline set forth in Rule 402(b)(2) (the "Number of Shareholders Guideline"), the Exchange may rely upon the facts and circumstances that it expects to exist on the option's intended listing date, rather than on the date on which the Exchange selects for options trading the underlying Restructure Security.

(i) The Exchange may assume that:

(A) both the "Share" and "Number of Shareholders" Guidelines are satisfied if, on the option's intended listing date, the Exchange expects no fewer than forty (40) million shares of the Restructure Security to be issued and outstanding.

(B) either such Guideline is satisfied if, on the option's intended listing day, the Exchange expects the Restructure Security to be listed on an exchange or automatic quotation system that has, and is subject to, an initial listing requirement that is no less stringent than the Guideline in question.

(ii) The Exchange may not rely on any such assumption, however, if a reasonable Exchange investigation or that of another exchange demonstrates that either the Share Guideline or Number of Shareholders Guideline will not in fact be satisfied on an option's intended listing date.

(iii) In addition, in the case of a Restructuring Transaction in which the shares of a Restructure Security are issued or distributed to the holders of shares of an Original Equity Security, the Exchange may determine that either the Share Guideline or the Number of Shareholders Guideline is satisfied based upon the Exchange's knowledge of the outstanding shares or number of shareholders of the Original Equity Security.

(3) **"Trading Volume" Guideline**. In determining whether a Restructure Security that is issued or distributed to the holders of shares of an Original Equity Security (but not a Restructure Security that is issued pursuant to a public offering or rights distribution) satisfies the trading volume guideline set forth in Rule 402(b)(4) (the "Trading Volume Guideline"), the Exchange may consider the trading volume history of the Original Equity Security prior to the "ex-date" of the Restructuring Transaction if the Restructure Security satisfies the "Substantiality Test" set forth in subparagraph (c)(5) below.

(4) **"Market Price" Guideline**. In determining whether a Restructure Security satisfies the market price history guideline set forth in Rule 402(b)(5) (the "Market Price Guideline"), the Exchange may consider the market price history of the Original Equity Security prior to the "ex-date" of the Restructuring Transaction if:

(i) the Restructure Security satisfies the "Substantiality Test" set forth in subparagraph (c)(5) below.

(ii) in the case of the application of the Market Price Guideline to a Restructure Security that is distributed pursuant to a public offering or a rights distribution:

(A) the Restructure Security trades "regular way" on an exchange or automatic quotation system for at least the five (5) trading days immediately preceding the date of selection; and

(B) at the close of trading on each trading day on which the Restructure Security trades "regular way" prior to the date of selection, and the opening of trading on the date of selection, the market price of the Restructure Security was at least $7.50, or, if the Restructure Security is a "covered security," as defined in Rule 402(b)(5)(i), the market price of the Restructure Security was at least $3.00.

(5) **The "Substantiality Test"**. A Restructure Security satisfies the "Substantiality Test" if:

(i) the Restructure Security has an aggregate market value of at least $500 million; or

(ii) at least one of the following conditions is met:

(A) the aggregate market value of the Restructure Security equals or exceeds the Relevant Percentage of the aggregate market value of the Original Equity Security;

(B) the aggregate book value of the assets attributed to the business represented by the Restructure Security equals or exceeds both $50 million and the Relevant Percentage of the aggregate book value of the assets attributed to the business represented by the Original Equity Security; or

(C) the revenues attributed to the business represented by the Restructure Security equals or exceeds both $50 million and the Relevant Percentage of the revenues attributed to the business represented by the Original Equity Security.

(6) A Restructure Security's aggregate market value may be determined from "when issued" prices, if available.

(7) In calculating comparative aggregate market values for the purpose of assessing whether a Restructure Security qualifies to underlie an option, the Exchange shall use the Restructure Security's closing price on its primary market on the last business day prior to the selection date or the Restructure Security's opening price on its primary market on the selection date and shall use the corresponding closing or opening price of the related Original Equity Security.

(8) In calculating comparative asset values and revenues, the Exchange shall use (i) the issuer's latest annual financial statements or (ii) the issuer's most recently available interim financial statements (so long as such interim financial statements cover a period of not less than three months), whichever are more recent. Those financial statements may be audited or unaudited and may be pro forma.

(9) Except in the case of a Restructure Security that is distributed pursuant to a public offering or rights distribution, the Exchange may not rely upon the trading volume or market price history of an Original Equity Security as this paragraph (c) permits for any trading day unless it relies upon both of those measures for that trading day.

(10) Once the Exchange commences to rely upon a Restructure Security's trading volume and market price history for any trading day, the Exchange may not rely upon the trading volume and market price history of the security's related Original Equity Security for any trading day thereafter.

(11) **"When Issued" Trading Prohibited.** The Exchange shall not list for trading option contracts that overlie a Restructure Security that is not yet issued and outstanding, regardless of whether the Restructure Security is trading on a "when issued" basis or on another basis that is contingent upon the issuance or distribution of shares.

(d) In considering underlying securities, the Exchange shall ordinarily rely on information made publicly available by the issuer and/or the markets in which the security is traded.

(e) The word "security" shall be broadly interpreted to mean any equity security, as defined in Rule 3a11-1 under the Exchange Act, which is appropriate for options trading, and the word "shares" shall mean the unit of trading of such security.

(f) Securities deemed appropriate for options trading shall include nonconvertible preferred stock issues and American Depositary Receipts ("ADRs") if they meet the criteria and guidelines set forth in this Rule 402 and if, in the case of ADRs:

(1) the Exchange has in place an effective surveillance sharing agreement with the primary exchange in the home country where the security underlying the ADR is traded; or

(2) the combined trading volume of the ADR and other related ADRs and securities (as defined below) occurring in the U.S. ADR market or in markets with which the Exchange has in place an effective surveillance sharing agreement represents (on a share equivalent basis) at least fifty percent (50%) of the combined worldwide trading volume in the ADR, the security underlying the ADR, other classes of common stock related to the underlying security, and ADRs overlying such other stock (together "other related ADRs and securities") over the three month period preceding the date of selection of the ADR for options trading; or

(3) (i) the combined trading volume of the ADR and other related ADRs and securities occurring in the U.S. ADR market and in markets where the Exchange has in place an effective surveillance sharing agreement, represents (on a share equivalent basis) at least twenty percent (20%) of the combined worldwide trading volume in the ADR and in other related ADRs and securities over the three month period preceding the date of selection of the ADR for options trading, (ii) the average daily trading volume for the security in the U.S. markets over the three (3) months preceding the selection of the ADR for options trading is 100,000 or more shares, and (iii) the trading volume is at least 60,000 shares per day in U.S. markets on a majority of the trading days for the three (3) months preceding the date of selection of the ADR for options trading ("Daily Trading Volume Standard"); or

(4) the SEC otherwise authorizes the listing.

(g) Securities deemed appropriate for options trading shall include shares issued by registered closed-end management investment companies that invest in the securities of issuers based in one or more foreign countries ("International Funds") if they meet the criteria and guidelines set forth in this Rule 402 and either:

(1) the Exchange has a market information sharing agreement with the primary home exchange for each of the securities held by the fund, or

(2) the International Fund is classified as a diversified company as that term is defined by section 5(b) of the Investment Company Act of 1940, as amended, and the securities held by the fund are issued by issuers based in five or more countries.

(h) A "market information sharing agreement" for purposes of this Rule is an agreement that would permit the Exchange to obtain trading information relating to the securities held by the fund including the identity of the member of the foreign exchange executing a trade. International Fund shares not meeting criteria of paragraph (i) shall be deemed appropriate for options trading if the SEC specifically authorizes the listing.

(i) Securities deemed appropriate for options trading shall include shares or other securities ("Exchange-Traded Fund Shares") that are traded on a national securities exchange and are defined as an "NMS stock" under Rule 600 of Regulation NMS, and that:

(A) represent interests in registered investment companies (or series thereof) organized as open-end management investment companies, unit investment trusts or similar entities that hold portfolios of securities and/or financial instruments ("Funds"), including, but not limited to, stock index futures contracts, options on futures, options on securities and indices, equity caps, collars and floors, swap agreements, forward contracts, repurchase agreements and reverse repurchase agreements (the "Financial Instruments"), and money market instruments, including, but not limited to, U.S. government securities and repurchase agreements (the "Money Market Instruments") comprising or otherwise based on or representing investments in broad-based indexes or portfolios of securities and/or Financial Instruments and Money Market Instruments (or that hold securities in one or more other registered investment companies that themselves hold such portfolios of securities and/or Financial Instruments and Money Market Instruments); or

(B) represent interests in a trust or similar entity that holds a specified non-U.S. currency or currencies deposited with the trust which when aggregated in some specified minimum number may be surrendered to the trust or similar entity by the beneficial owner to receive the specified non-U.S. currency or currencies and pays the beneficial owner interest and other distributions on the deposited non-U.S. currency or currencies, if any, declared and paid by the trust ("Currency Trust Shares"); or

(C) represent commodity pool interests principally engaged, directly or indirectly, in holding and/or managing portfolios or baskets of securities, commodity futures contracts, options on commodity futures contracts, swaps, forward contracts and/or options on physical commodities and/or non-U.S. currency ("Commodity Pool ETFs"); or

(D) are issued by the SPDR® Gold Trust or the iShares COMEX Gold Trust or the iShares Silver Trust or the ETFS Silver Trust or the ETFS Gold Trust or the ETFS Palladium Trust or the ETFS Platinum Trust or the Sprott Physical Gold Trust; or

(E) represent an interest in a registered investment company ("Investment Company") organized as an open-end management company or similar entity, that invests in a portfolio of securities selected by the Investment Company's investment adviser consistent with the Investment Company's investment objectives and policies, which is issued in a specified aggregate minimum number in return for a deposit of a specified portfolio of securities and/or a cash amount with a value equal to the next determined net asset value ("NAV"), and when aggregated in the same specified minimum number, may be redeemed at a holder's request, which holder will be paid a specified portfolio of securities and/or cash with a value equal to the next determined NAV ("Managed Fund Share"); provided that all of the following conditions are met:

(1) the Exchange-Traded Fund Shares either:

(i) meet the criteria and guidelines set forth in paragraphs (a) and (b) above; or

(ii) the Exchange-Traded Fund Shares are available for creation or redemption each business day from or through the issuing trust, investment company, commodity pool or other entity in cash or in kind at a price related to net asset value, and the issuer is obligated to issue Exchange-Traded Fund Shares in a specified aggregate number even if some or all of the investment assets and/or cash required to be deposited have not been received by the issuer, subject to the condition that the person obligated to deposit the investment assets has undertaken to deliver them as soon as possible and such undertaking is secured by the delivery and maintenance of collateral consisting of cash or cash equivalents satisfactory to the issuer of the Exchange-Traded Fund Shares, all as described in the Exchange-Traded Fund Shares' prospectus; and

(iii) For Commodity Pool ETFs that engage in holding and/or managing portfolios or baskets commodity futures contracts, options on commodity futures contracts, swaps, forward contracts, options on physical commodities, options on non-U.S. currency and/or securities, the Exchange has entered into a comprehensive surveillance sharing agreement with the marketplace or marketplaces with last sale reporting that represent(s) the highest volume in such commodity futures contracts and/or options on commodity futures contracts on the specified commodities or non-U.S. currency, which are utilized by the national securities exchange where the underlying Commodity Pool ETFs are listed and traded.

(2) the Exchange-Traded Fund Shares meet the following criteria:

(i) are listed pursuant to generic listing standards for series of portfolio depositary receipts and index fund shares based on international or global indexes under which a comprehensive surveillance agreement is not required; or

(ii) (A) any non-U.S. component securities of an index or portfolio of securities on which the Exchange-Traded Fund Shares are based that are not subject to comprehensive surveillance agreements do not in the aggregate represent more than 50% of the weight of the index or portfolio;

(B) component securities of an index or portfolio of securities on which the Exchange-Traded Fund Shares are based for which the primary market is in any one country that is not subject to a comprehensive surveillance agreement do not represent 20% or more of the weight of the index;

(C) component securities of an index or portfolio of securities on which the Exchange-Traded Fund Shares are based for which the primary market is in any two countries that are not subject to comprehensive surveillance agreements do not represent 33% or more of the weight of the index; and

(D) For Currency Trust Shares, the Exchange has entered into an appropriate comprehensive surveillance sharing agreement with the marketplace or marketplaces with last sale reporting that represent(s) the highest volume in derivatives (options or futures) on the specified non-U.S. currency or currencies, which are utilized by the national securities exchange where the underlying Currency Trust Shares are listed and traded.

(j) Securities deemed appropriate for options trading shall include shares or other securities ("Trust Issued Receipts") that are principally traded on a national securities exchange or through the facilities of a national securities association and reported as a national market security, and that represent ownership of the specific deposited securities held by a trust, provided:

(1) the Trust Issued Receipts (i) meet the criteria and guidelines for underlying securities set forth in paragraph (b) to this Rule; or (ii) must be available for issuance or cancellation each business day from the Trust in exchange for the underlying deposited securities; and

(2) not more than 20% of the weight of the Trust Issued Receipt is represented by ADRs on securities for which the primary market is not subject to a comprehensive surveillance agreement.

(k) (1) Securities deemed appropriate for options trading shall include shares or other securities ("Equity Index-Linked Securities," "Commodity-Linked Securities," "Currency-Linked Securities," "Fixed Income Index-Linked Securities," "Futures-Linked Securities," and "Multifactor Index-Linked Securities," collectively known as "Index-Linked Securities") that are principally traded on a national securities exchange and an "NMS Stock" (as defined in Rule 600 of Regulation NMS under the Securities Exchange Act of 1934), and represent ownership of a security that provides for the payment at maturity, as described below:

(i) Equity Index-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of an underlying index or indexes of equity securities ("Equity Reference Asset");

(ii) Commodity-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of one or more physical commodities or commodity futures, options on commodities, or other commodity derivatives or Commodity-Based Trust Shares or a basket or index of any of the foregoing ("Commodity Reference Asset");

(iii) Currency-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of one or more currencies, or options on currencies or currency futures or other currency derivatives or Currency Trust Shares (as defined in Rule 402(h)), or a basket or index of any of the foregoing ("Currency Reference Asset");

(iv) Fixed Income Index-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of one or more notes, bonds, debentures or evidence of indebtedness that include, but are not limited to, U.S. Department of Treasury securities ("Treasury Securities"), government-sponsored entity securities ("GSE Securities"), municipal securities, trust preferred securities, supranational debt and debt of a foreign country or a subdivision thereof or a basket or index of any of the foregoing ("Fixed Income Reference Asset");

(v) Futures-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of an index of (A) futures on Treasury Securities, GSE Securities, supranational debt and debt of a foreign country or a subdivision thereof, or options or other derivatives on any of the foregoing; (B) interest rate futures or options or derivatives on the foregoing in this subparagraph (B); or (C) CBOE Volatility Index (VIX) Futures ("Futures Reference Asset"); and

(vi) Multifactor Index-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance or the leveraged (multiple or inverse) performance of any combination of two or more Equity Reference Assets, Commodity Reference Assets, Currency Reference Assets, Fixed Income Reference Assets, or Futures Reference Assets ("Multifactor Reference Asset");

(2) For purposes of this Rule 402(k), Equity Reference Assets, Commodity Reference Asset, Currency Reference Assets, Fixed Income Reference Assets, Futures Reference Assets together with Multifactor Reference Assets, collectively will be referred to as "Reference Assets."

(3) (i) The Index-Linked Securities must meet the criteria and guidelines for underlying securities set forth in Rule 402(b); or

(ii) the Index-Linked Securities must be redeemable at the option of the holder at least on a weekly basis through the issuer at a price related to the applicable underlying Reference Asset. In addition, the issuing company is obligated to issue or repurchase the securities in aggregation units for cash, or cash equivalents, satisfactory to the issuer of Index-Linked Securities which underlie the option as described in the Index-Linked Securities prospectus.

(4) The Exchange will implement surveillance procedures for options on Index-Linked Securities, including adequate comprehensive surveillance sharing agreements with markets trading in non-U.S. components, as applicable.

[Adopted: December 3, 2012; amended November 26, 2013 (SR-MIAX-2013-55); amended March 13, 2015 (SR-MIAX-2015-04)]

Rule 403. Withdrawal of Approval of Underlying Securities

(a) Whenever the Exchange determines that an underlying security previously approved for Exchange options transactions does not meet the then current requirements for continuance of such approval or for any other reason should no longer be approved, the Exchange will not open for trading any additional series of options of the class covering that underlying security and may prohibit any opening purchase transactions in series of options of that class previously opened (except that opening transactions by Market Makers executed to accommodate closing transactions of other market participants may be permitted) to the extent it deems such action necessary or appropriate; provided, however, that where exceptional circumstances have caused an underlying security not to comply with the Exchange's current approval maintenance requirements regarding number of publicly held shares, number of shareholders, trading volume or market price, the Exchange may, in the interest of maintaining a fair and orderly market or for the protection of investors, determine to continue to open additional series of option contracts of the class covering that underlying security. When all option contracts with respect to any underlying security that is no longer approved have expired, the Exchange may make application to the SEC to strike from trading and listing all such option contracts.

(b) Absent exceptional circumstances, an underlying security will not be deemed to meet the Exchange's requirements for continued approval whenever any of the following occur:

(1) There are fewer than 6,300,000 shares of the underlying security held by persons other than those who are required to report their security holdings under Section 16(a) of the Exchange Act.

(2) There are fewer than 1,600 holders of the underlying security.

(3) The trading volume (in all markets in which the underlying security is traded) has been less than 1,800,000 shares in the preceding twelve (12) months.

(4) The underlying security ceases to be an "NMS stock" as defined in Rule 600 of Regulation NMS under the Exchange Act.

(5) If an underlying security is approved for options listing and trading under the provisions of Rule 402(c), the trading volume of the Original Equity Security (as therein defined) prior to but not after the commencement of trading in the Restructure Security (as therein defined), including "when-issued" trading, may be taken into account in determining whether the trading volume requirement of subparagraph (3) is satisfied.

(c) In considering whether any of the events specified in paragraph (b) of this Rule have occurred with respect to an underlying security, the Exchange shall ordinarily rely on information made publicly available by the issuer and/or the markets in which such security is traded.

(d) If prior to the delisting of a class of option contracts covering an underlying security that has been found not to meet the Exchange's requirements for continued approval, the Exchange determines that the underlying security again meets the Exchange's requirements, the Exchange may open for trading additional series of options of that class and may lift any restriction on opening purchase transactions imposed by this Rule.

(e) Whenever the Exchange announces that approval of an underlying security has been withdrawn for any reason or that the Exchange has been informed that the issuer of an underlying security has ceased to be in compliance with SEC reporting requirements, each Member shall, prior to effecting any transaction in option contracts with respect to such underlying security for a customer, inform such customer of such fact and of the fact that the Exchange may prohibit further transactions in such option contracts to the extent it shall deem such action necessary and appropriate.

(f) If an ADR was initially deemed appropriate for options trading on the grounds that fifty percent (50%) or more of the worldwide trading volume (on a share equivalent basis) in the ADR and other related ADRs and securities takes place in U.S. markets or in markets with which the Exchange has in place an effective surveillance sharing agreement, or if an ADR was initially deemed appropriate for options trading based on the daily trading volume standard Rule 402(f)(3), the Exchange may not open for trading additional series of options on the ADR unless:

(1) The percentage of worldwide trading volume in the ADR and other related securities that takes place in the U.S. and in markets with which the Exchange has in place effective surveillance sharing agreements for any consecutive three (3) month period is either:

(i) at least thirty percent (30%) without regard to the average daily trading volume in the ADR, or

(ii) at least fifteen percent (15%) when the average U.S. daily trading volume in the ADR for the previous three (3) months is at least 70,000 shares;

(2) the Exchange then has in place an effective surveillance sharing agreement with the primary exchange in the home country where the security underlying the ADR is traded; or

(3) the SEC has otherwise authorized the listing.

(g) Exchange-Traded Fund Shares approved for options trading pursuant to Rule 402(i) will not be deemed to meet the requirements for continued approval, and the Exchange shall not open for trading any additional series of option contracts of the class covering such Exchange-Traded Fund Shares if the Exchange-Traded Fund Shares are delisted from trading as provided in subparagraph (b)(4) of this Rule or the Exchange-Traded Fund Shares are halted or suspended from trading on their primary market. In addition, the Exchange shall consider the suspension of opening transactions in any series of options of the class covering Exchange-Traded Fund Shares in any of the following circumstances:

(1) In the case of options covering Exchange-Traded Fund Shares approved pursuant to Rule 402(i)(E)(1)(i), in accordance with the terms of subparagraphs (b)(1), (2) and (3) of this Rule 403;

(2) In the case of options covering Exchange-Traded Fund Shares approved pursuant to Rule 402(i)(E)(1)(ii), following the initial twelve-month period beginning upon the commencement of trading in the Exchange-Traded Fund Shares on a national securities exchange and are defined as an "NMS stock" under Rule 600 of Regulation NMS, there were fewer than 50 record and/or beneficial holders of such Exchange-Traded Fund Shares for 30 or more consecutive trading days;

(3) the value of the index or portfolio of securities or non-U.S. currency, portfolio of commodities including commodity futures contracts, options on commodity futures contracts, swaps, forward contracts, options on physical commodities and/or Financial Instruments and Money Market Instruments, on which the Exchange-Traded Fund Shares are based is no longer calculated or available; or

(4) such other event occurs or condition exists that in the opinion of the Exchange makes further dealing in such options on the Exchange inadvisable.

(h) Absent exceptional circumstances, securities initially approved for options trading pursuant to paragraph (j) of Rule 402 (such securities are defined and referred to in that paragraph as "Trust Issued Receipts") shall not be deemed to meet the Exchange's requirements for continued approval, and the Exchange shall not open for trading any additional series of option contracts of the class covering such Trust Issued Receipts, whenever the Trust Issued Receipts are delisted and trading in the Receipts is suspended on a national securities exchange, or the Trust Issued Receipts are no longer traded as national market securities through the facilities of a national securities association. In addition, the Exchange shall consider the suspension of opening transactions in any series of options of the class covering Trust Issued Receipts in any of the following circumstances:

(1) in accordance with the terms of paragraph (b) this Rule 403 in the case of options covering Trust Issued Receipts when such options were approved pursuant to subparagraph (j)(1)(i) under Rule 402;

(2) upon annual review, the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Trust Issued Receipts for 30 or more consecutive trading days;

(3) the Trust has fewer than 50,000 receipts issued and outstanding;

(4) the market value of all receipts issued and outstanding is less than $1,000,000; or

(5) such other event shall occur or condition exist that in the opinion of the Exchange makes further dealing in such options on the Exchange inadvisable.

(i) For Holding Company Depositary Receipts (HOLDRs), the Exchange will not open additional series of options overlying HOLDRs (without prior SEC approval) if:

(1) the proportion of securities underlying standardized equity options to all securities held in a HOLDRs trust is less than 80% (as measured by their relative weightings in the HOLDRs trust); or

(2) less than 80% of the total number of securities held in a HOLDRs trust underlie standardized equity options.

Interpretations and Policies:

.01 If an option series is listed but restricted to closing transactions on another national securities exchange, the Exchange may list such series (even if such series would not otherwise be eligible for listing under the Exchange's rules), which shall also be restricted to closing transactions on the Exchange.

[Adopted: December 3, 2012; amended March 13, 2015 (SR-MIAX-2015-04)]

Rule 404. Series of Option Contracts Open for Trading

(a) After a particular class of options has been approved for listing and trading on the Exchange, the Exchange from time to time may open for trading series of options in that class. Only option contracts in series of options currently open for trading may be purchased or written on the Exchange. Prior to the opening of trading in a given series, the Exchange will fix the type of option, expiration month, year and exercise price of that series. Exercise-price setting parameters adopted as part of the Options Listing Procedures Plan ("OLPP") are set forth in Rule 404A. For Short Term Option Series, the Exchange will fix a specific expiration date and exercise price of that series, as provided in Interpretations and Policies .02. For Quarterly Options Series, the Exchange will fix a specific expiration date and exercise price of that series, as provided in Interpretations and Policies .03.

(b) Except as otherwise provided in this Rule 404 and Interpretations and Policies hereto, at the commencement of trading on the Exchange of a particular type of option of a class of options, the Exchange shall open a minimum of one expiration month and series for each class of options open for trading on the Exchange. The exercise price of each series will be fixed at a price per share, which is reasonably close to the price per share at which the underlying stock is traded in the primary market at about the time that class of options is first opened for trading on the Exchange.

(c) Additional series of options of the same class may be opened for trading on the Exchange when the Exchange deems it necessary to maintain an orderly market, to meet customer demand or when the market price of the underlying stock moves more than five strike prices from the initial exercise price or prices. The opening of a new series of options shall not affect the series of options of the same class previously opened.

(d) Except as otherwise provided in this Rule 404 and the Interpretations and Policies hereto, the interval between strike prices of series of options on individual stocks will be:

(1) $2.50 or greater where the strike price is $25.00 or less;

(2) $5.00 or greater where the strike price is greater than $25.00; and

(3) $10.00 or greater where the strike price is greater than $200.00.

(e) New series of options on an individual stock may be added until the beginning of the month in which the option contract will expire. Due to unusual market conditions, the Exchange, in its discretion, may add new series of options on an individual stock until the close of trading on the second business day prior to expiration.

(f) The Exchange may select up to 60 options classes on individual stocks for which the interval of strike prices will be $2.50 where the strike price is greater than $25 but less than $50 (the "$2.50 Strike Price Program"). On any option class that has been selected as part of this $2.50 Strike Price Program, $2.50 strike prices between $50 and $100 may be listed, provided that $2.50 strike prices between $50 and $100 are no more than $10 from the closing price of the underlying stock in its primary market on the preceding day. For example, if an options class has been selected as part of the $2.50 Strike Price Program, and the underlying stock closes at $48.50 in its primary market, the Exchange may list the $52.50 strike price and the $57.50 strike price on the next business day. If an underlying security closes at $54, the Exchange may list the $52.50 strike price, the $57.50 strike price and the $62.50 strike price on the next business day. The Exchange may also list $2.50 strike price series on any option classes that are selected by other securities exchanges that have a similar program under their respective rules.

(g) The interval between strike prices of series of options on Exchange-Traded Fund Shares approved for options trading pursuant to Rule 402(i) shall be fixed at a price per share which is reasonably close to the price per share at which the underlying security is traded in the primary market at or about the same time such series of options is first open for trading on the Exchange, or at such intervals as may have been established on another options exchange prior to the initiation of trading on the Exchange.

Interpretations and Policies:

.01 **$1 Strike Price Interval Program.**

(a) The interval between strike prices of series of options on individual stocks may be $1.00 or greater provided the strike price is $50.00 or less, but not less than $1. Except as provided in subparagraph (c) below, the listing of $1 strike price intervals shall be limited to options classes overlying no more than 150 individual stocks (the "$1 Strike Price Interval Program") as specifically designated by the Exchange. The Exchange may list $1 strike prices on any other options class if those classes are specifically designated by other securities exchanges that employ a $1 Strike Price Interval Program under their respective rules. If a class participates in the $1 Strike Price Interval Program, $2.50 strike price intervals are not permitted between $1 and $50 for non-LEAPs and LEAPs.

(b) **Eligibility for the $1 Strike Price Interval Program.** To be eligible for inclusion into the $1 Strike Price Interval Program, an underlying stock must close below $50 in its primary market on the previous trading day.

(c) **Strike Prices to be Added.** After a stock is added to the $1 Strike Price Interval Program, the Exchange may list $1 strike price intervals from $1 to $50 according to the following parameters:

(1) If the price of the underlying stock is equal to or less than $20, the Exchange may list series with an exercise price up to 100% above and 100% below the price of the underlying stock. However, the foregoing restriction shall not prohibit the listing of at least five (5) strike prices above and below the price of the underlying stock per expiration month in an option class. For example, if the price of the underlying stock is $2, the Exchange would be permitted to list the following series: $1, $2, $3, $4, $5, $6 and $7.

(2) If the price of the underlying stock is greater than $20, the Exchange may list series with an exercise price up to 50% above and 50% below the price of the underlying security up to $50.

(3) For the purpose of adding strikes under the $1 Strike Price Interval Program, the "price of the underlying stock" shall be measured in the same way as "the price of the underlying security" is as set forth in Rule 404A(b)(1).

(4) No additional series in $1 strike price intervals may be listed if the underlying stock closes at or above $50 in its primary market. Additional series in $1 strike price intervals may not be added until the underlying stock closes again below $50.

(d) **Long-Term Option Series ("LEAPS®")**

(1) The Exchange may list $1 strike prices up to $5 in LEAPS in up to 200 classes on individual stocks. The Exchange may not list strike prices with $1 intervals within $0.50 of an existing $2.50 strike price in the same series.

(2) For stocks in the $1 Strike Price Interval Program, the Exchange may list one $1 strike price interval between each standard $5 strike interval, with the $1 strike price interval being $2 above the standard strike for each interval above the price of the underlying stock, and $2 below the standard strike for each interval below the price of the underlying stock. For example, if the price of the underlying stock is $24.50, the Exchange may list the following standard strikes in $5 intervals: $15, $20, $25, $30 and $35. Between these standard $5 strikes, the Exchange may list the following $2 wings: $18, $27 and $32.

(3) In addition, the Exchange may list the $1 strike price interval which is $2 above the standard strike just below the underlying price at the time of listing. In the above example, since the standard strike just below the underlying price ($24.50) is $20, the Exchange may list a $22 strike. The Exchange may add additional long-term options series strikes as the price of the underlying stock moves, consistent with the Options Listing Procedures Plan. Additional long-term option strikes may not be listed within $1 of an existing strike until less than nine months to expiration.

(e) **$1 Strike Price Interval Program Delisting Policy.**

(1) For options classes selected to participate in the $1 Strike Price Interval Program, the Exchange will, on a monthly basis, review series that were originally listed under the $1 Strike Price Interval Program with strike prices that are more than $5 from the current value of an options class and delist those series with no open interest in both the put and the call series having a: (i) strike higher than the highest strike price with open interest in the put and/or call series for a given expiration month; and (ii) strike lower than the lowest strike price with open interest in the put and/or call series for a given expiration month.

(2) If the Exchange identifies series for delisting pursuant to this policy, the Exchange shall notify other options exchanges with similar delisting policies regarding eligible series for delisting, and shall work jointly with such other exchanges to develop a uniform list of series to be delisted so as to ensure uniform series delisting of multiply listed options classes.

(3) Notwithstanding the above delisting policy, Member requests to add strikes and/or maintain strikes in series of options classes traded pursuant to the $1 Strike Price Interval Program that are eligible for delisting may be granted.

(f) A stock shall remain in the $1 Strike Price Interval Program until otherwise designated by the Exchange.

.02 **Short Term Option Series Program.** After an option class has been approved for listing and trading on the Exchange, the Exchange may open for trading on any Thursday or Friday that is a business day ("Short Term Option Opening Date") series of options on that class that expire at the close of business on each of the next five Fridays that are business days and are not Fridays in which monthly options series or Quarterly Options Series expire ("Short Term Option Expiration Dates"). The Exchange may have no more than a total of five Short Term Option Expiration Dates. If the Exchange is not open for business on the respective Thursday or Friday, the Short Term Option Opening Date will be the first business day immediately prior to that respective Thursday or Friday. Similarly, if the Exchange is not open for business on the Friday of the following business week, the Short Term Option Expiration Date will be the first business day immediately prior to that Friday. Regarding Short Term Option Series:

(a) **Classes**. The Exchange may select up to fifty (50) currently listed option classes in which Short Term Option Series may be opened on any Short Term Option Opening Date. In addition to the 50 option class restriction, the Exchange may also list Short Term Option Series on any option classes that are selected by other securities exchanges that employ a similar Pilot Program under their respective rules. For each option class eligible for participation in the Short Term Option Series Pilot Program, the Exchange may open up to thirty (30) Short Term Option Series for each expiration date in that class.

(b) **Expiration**. No Short Term Option Series may expire in the same week in which monthly option series on the same class expires, or, in the case of Quarterly Options Series, on an expiration that coincides with an expiration of Quarterly Options Series.

(c) **Initial Series**. The Exchange may open up to 30 initial series for each option class that participates in the Short Term Option Series Program. The strike price of each Short Term Option Series will be fixed at a price per share, with approximately the same number of strike prices above and below the value of the underlying security at about the time that Short Term Option Series are initially opened for trading on the Exchange (e.g., if seven series are initially opened, there will be at least three strike prices above and three strike prices below the value of the underlying security). Any strike prices listed by the Exchange shall be reasonably close to the price of the underlying equity security and within the following parameters: (i) if the price of the underlying security is less than or equal to $20, strike prices shall be not more than one hundred percent (100%) above or below the price of the underlying security; and (ii) if the price of the underlying security is greater than $20, strike prices shall be not more than fifty percent (50%) above or below the price of the underlying security.

(d) **Additional Series**. If the Exchange opens less than thirty (30) Short Term Option Series for a Short Term Option Expiration Date, additional series may be opened for trading on the Exchange when the Exchange deems it necessary to maintain an orderly market, to meet customer demand or when the market price of the underlying security moves substantially from the exercise price or prices of the series already opened. Any additional strike prices listed by the Exchange shall be reasonably close to the price of the underlying equity security and within the following parameters: (i) if the price of the underlying security is less than or equal to $20, strike prices shall be not more than one hundred percent (100%) above or below the price of the underlying security; and (ii) if the price of the underlying security is greater than $20, strike prices shall be not more than fifty percent (50%) above or below the price of the underlying security. The Exchange may also open additional strike prices on Short Term Option Series that are more than 50% above or below the current price of the underlying security (if the price is greater than $20) provided that demonstrated customer interest exists for such series, as expressed by institutional, corporate or individual customers or their brokers. Market makers trading for their own account shall not be considered when determining customer interest under this provision. In the event that the underlying security has moved such that there are no series that are at least 10% above or below the current price of the underlying security, the Exchange will delist any series with no open interest in both the call and the put series having a: (i) strike higher than the highest strike price with open interest in the put and/or call series for a given expiration week; and (ii) strike lower than the lowest strike price with open interest in the put and/or the call series for a given expiration week. The opening of new Short Term Option Series shall not affect the series of options of the same class previously opened. Notwithstanding any other provisions in this Rule 404, Short Term Option Series may be added up to and including on the Short Term Option Expiration Date for that options series.

(e) **Strike Price Interval.** The strike price interval for Short Term Option Series may be $0.50 or greater for option classes that trade in $1 strike price intervals and are in the Short Term Option Series Program. If the class does not trade in $1 strike price intervals, the strike price interval for Short Term Option Series may be $0.50 or greater where the strike price is less than $100 and $1.00 or greater where the strike price is between $100 and $150, and $2.50 or greater for strike prices greater than $150. A non-Short Term Option series that is included in a class that has been selected to participate in the Short Term Option Series Program is referred to as a "Related non-Short Term Option." Notwithstanding any other provision regarding strike prices in this rule, Related non-Short Term Option series shall be opened during the month prior to expiration in the same manner as permitted in Rule 404, Interpretations and Policies .02, and in the same strike price intervals for the Short Term Option Series permitted in this Rule 404, Interpretations and Policies .02(e).

.03 **Quarterly Options Series Program.** The Exchange may list and trade options series that expire at the close of business on the last business day of a calendar quarter ("Quarterly Options Series"). The Exchange may list Quarterly Options Series for up to five (5) currently listed options classes that are options on exchange traded funds ("ETFs"). In addition, the Exchange may also list Quarterly Options Series on any options classes that are selected by other securities exchanges that employ a similar program under their respective rules.

(a) The Exchange may list series that expire at the end of the next consecutive four (4) calendar quarters, as well as the fourth quarter of the next calendar year.

(b) The Exchange will not list a Short Term Option Series on an options class whose expiration coincides with that of a Quarterly Options Series on that same options class.

(c) **Initial Series**. The strike price of each Quarterly Options Series will be fixed at a price per share, with at least two strike prices above and two strike prices below the approximate value of the underlying security at about the time that a Quarterly Options Series is opened for trading on the Exchange. The Exchange shall list strike prices for a Quarterly Options Series that are within $5 from the closing price of the underlying on the preceding day.

(d) **Additional Series**. Additional Quarterly Options Series of the same class may be opened for trading on the Exchange when the Exchange deems it necessary to maintain an orderly market, to meet customer demand or when the market price of the underlying security moves substantially from the initial exercise price or prices. To the extent that any additional strike prices are listed by the Exchange, such additional strike prices shall be within thirty percent (30%) above or below the closing price of the underlying ETF or Exchange-Traded Fund Shares as defined in Rule 402(i)) on the preceding day. The Exchange may also open additional strike prices of Quarterly Options Series in ETF options that are more than 30% above or below the current price of the underlying ETF provided that demonstrated customer interest exists for such series, as expressed by institutional, corporate or individual customers or their brokers. Market Makers trading for their own account shall not be considered when determining customer interest under this provision. The opening of new Quarterly Options Series shall not affect the series of options of the same class previously opened.

(e) The interval between strike prices on Quarterly Options Series shall be the same as the interval for strike prices for series in that same options class that expire in accordance with the normal monthly expiration cycle.

(f) **Delisting Policy**. With respect to Quarterly Options Series in ETF options added pursuant to the above paragraphs, the Exchange will, on a monthly basis, review series that are outside a range of five (5) strikes above and five (5) strikes below the current price of the underlying ETF, and delist series with no open interest in both the put and the call series having a: (1) strike higher than the highest strike price with open interest in the put and/or call series for a given expiration month; and (2) strike lower than the lowest strike price with open interest in the put and/or call series for a given expiration month.

(g) Notwithstanding the above referenced delisting policy, customer requests to add strikes and/or maintain strikes in Quarterly Options Series in ETF options in series eligible for delisting shall be granted.

(h) In connection with the above referenced delisting policy, if the Exchange identifies series for delisting, the Exchange shall notify other options exchanges with similar delisting policies regarding eligible series for delisting, and shall work with such other exchanges to develop a uniform list of series to be delisted, so as to ensure uniform series delisting of multiply listed Quarterly Options Series in ETF options.

.04 **$0.50 Strike Program.** The interval of strike prices of series of options on individual stocks may be $0.50 or greater beginning at $0.50 where the strike price is $5.50 or less, but only for options classes whose underlying security closed at or below $5.00 in its primary market on the previous trading day and which have national average daily volume that equals or exceeds 1,000 contracts per day as determined by The Options Clearing Corporation during the preceding three calendar months. The listing of $0.50 strike prices shall be limited to options classes overlying no more than 20 individual stocks (the "$0.50 Strike Program") as specifically designated by the Exchange. The Exchange may list $0.50 strike prices on any other option classes if those classes are specifically designated by other securities exchanges that employ a similar $0.50 Strike Program under their respective rules. A stock shall remain in the $0.50 Strike Program until otherwise designated by the Exchange.

.05 Notwithstanding Interpretations and Policies .01 above, the interval between strike prices of series of options on Indexed-Linked Securities, as defined in Rule 402(k)(1), will be $1 or greater when the strike price is $200 or less and $5 or greater when the strike price is greater than $200.

.06 Notwithstanding Interpretations and Policies .01 above, the interval between strike prices of series of options on Trust Issued Receipts, including Holding Company Depository Receipts (HOLDRs), will be $1 or greater where the strike price is $200 or less and $5 or greater where the strike price is greater than $200.

.07 **$0.50 and $1.00 Strike Price Intervals for Options Used to Calculate Volatility Indexes.** Notwithstanding the requirements set forth in Rule 404(f) and Interpretations and Policies .01, .05 and .06 above, the Exchange may open for trading series at $0.50 or greater strike price intervals where the strike price is less than $75, and $1.00 or greater strike price intervals where the strike price is between $75 and $150 for options that are used to calculate a volatility index.

.08 **Mini Option Contracts.**

(a) After an option class on a stock, exchange-traded fund (ETF) share, Trust Issued Receipt (TIR), and other Equity Index-Linked Security with a 100 share deliverable has been approved for listing and trading on the Exchange, series of option contracts with a 10 share deliverable on that stock, ETF share, TIR, and other Equity Index-Linked Security may be listed for all expirations opened for trading on the Exchange. Mini-option contracts may currently be listed on SPDR S&P 500 (SPY), Apple, Inc. (AAPL), SPDR Gold Trust (GLD), Alphabet, Inc. (GOOGL) and Amazon.com Inc. (AMZN).

(b) Strike prices for mini-options shall be set at the same level as for standard options. For example, a call series strike price to deliver 10 shares of stock at $125 per share has a total deliverable value of $1250, and the strike price will be set at 125.

(c) No additional series of mini-options may be added if the underlying security is trading at $90 or less. The underlying security must trade above $90 for five consecutive days prior to listing mini-option contracts in an additional expiration month.

(d) The minimum price variation for bids and offers for mini-options shall be the same as permitted for standard options on the same security. For example, if a security participates in the Penny Pilot Program, mini-options on the same underlying security may be quoted in the same minimum increments, e.g., $0.01 for all quotations in series that are quoted at less than $3 per contract and $0.05 for all quotations in series that are quoted at $3 per contract or greater, $0.01 for all SPY option series, and mini-options do not separately need to qualify for the Penny Pilot Program.

.09 Notwithstanding any other provision regarding strike prices in this rule, Related non-Short Term Option series shall be opened during the month prior to expiration in the same manner as permitted in Rule 404, Interpretations and Policies .02, and in the same strike price intervals for the Short Term Option Series permitted in this Rule 404, Interpretations and Policies .02(e).

.10 Notwithstanding any other provision regarding the interval of strike prices of series of options on Exchange-Traded Fund Shares in this rule, the interval of strike prices on SPDR S&P 500 ETF ("SPY") and the SPDR Dow Jones Industrial Average ETF ("DIA") options will be $1 or greater.

[Adopted: December 3, 2012; amended March 4, 2013 (SR-MIAX-2013-06); amended March 15, 2013 (SR-MIAX-2013-10); amended May 20, 2013 (SR-MIAX-2013-22); amended May 20, 2013 (SR-MIAX-2013-23); amended June 12, 2013 (SR-MIAX-2013-30); amended December 23, 2013 (SR-MIAX-2013-60; amended December 23, 2013 (SR-MIAX-2013-61); amended January 13, 2014 (SR-MIAX-2014-01); amended April 16, 2014 (SR-MIAX-2014-15); amended August 15, 2014 (SR-MIAX-2014-44); amended September 18, 2014 (SR-MIAX-2014-49); amended February 9, 2015 (SR-MIAX-2015-10); amended October 15, 2015 (SR-MIAX-2015-59)]

Rule 404A. Select Provisions of Options Listing Procedures Plan

(a) The provisions set forth in this Rule 404A were adopted by the Exchange as a quote mitigation strategy and are codified in the Options Listing Procedures Plan ("OLPP"). A complete copy of the current OLPP may be accessed at: http://www.optionsclearing.com/components/docs/clearing/services/options_listing_procedures_plan.pdf.

(b) The exercise price of each options series listed by the Exchange shall be fixed at a price per share which is reasonably close to the price of the underlying equity security, Exchange Traded Fund ("ETF" and referred to as Exchange Traded Fund Shares in Rule 402(i)) or Trust Issued Receipt ("TIR") at or about the time the Exchange determines to list such series. Additionally,

(1) Except as provided in subparagraphs (2) through (4) below, if the price of the underlying security is less than or equal to $20, the Exchange shall not list new options series with an exercise price more than 100% above or below the price of the underlying security. However, the foregoing restriction shall not prohibit the listing of at least three exercise prices per expiration month in an options class. Except as provided in Interpretation and Policy .02(d) to Rule 404, if the price of the underlying security is greater than $20, the Exchange shall not list new options series with an exercise price more than 50% above or below the price of the underlying security. The price of the underlying security is measured by:

(i) for intra-day add-on series and next-day series additions, the daily high and low of all prices reported by all national securities exchanges;

(ii) for new expiration months, the daily high and low of all prices reported by all national securities exchanges on the day the Exchange determines its preliminary notification of new series; and

(iii) for options series to be added as a result of pre-market trading, the most recent share price reported by all national securities exchanges between 8:45 a.m. and 9:30 a.m. Eastern Time.

(2) The series exercise price range limitations contained in subparagraph (i) above do not apply with regard to:

(i) the listing of $1 strike prices in options classes participating in the $1 Strike Program. Instead, the Exchange shall be permitted to list $1 strike prices to the fullest extent as permitted under its rules for the $1 Strike Program; or

(ii) the listing of series of Flexible Exchange Options.

(3) The Exchange may designate up to five options classes to which the series exercise price range may be up to 100% above and below the price of the underlying security (which underlying security price shall be determined in accordance with subparagraph (i) above). Such designations shall be made on an annual basis and shall not be removed during the calendar year unless the options class is delisted by the Exchange, in which case the Exchange may designate another options class to replace the delisted class. If a designated options class is delisted by the Exchange but continues to trade on at least one options exchange, the options class shall be subject to the limitations on listing new series set forth in subparagraph (i) above unless designated by another exchange.

(4) If the Exchange that has designated five options classes pursuant to subparagraph (3) above requests that one or more additional options classes be excepted from the limitations on listing new series set forth in subparagraph (1) above, the additional options class(es) shall be so designated upon the unanimous consent of all exchanges that trade the options class(es). Additionally, pursuant to the Exchange's request, the percentage range for the listing of new series may be increased to more than 100% above and below the price of the underlying security for an options class, by the unanimous consent of all exchanges that trade the designated options class. Exceptions for an additional class or for an increase of the exercise price range shall apply to all standard expiration months existing at the time of the vote, plus the next standard expiration month to be added, and also to any non-standard expirations that occur prior to the next standard monthly expiration.

(5) The provisions of this subparagraph (b) shall not permit the listing of series that are otherwise prohibited by the rules of the Exchange or the OLPP. To the extent the rules of the Exchange permit the listing of new series that are otherwise prohibited by the provisions of the OLPP, the provisions of the OLPP shall govern.

(6) The Exchange may list an options series that is listed by another options exchange, provided that at the time such series was listed it was not prohibited under the provisions of the OLPP or the rules of the exchange that initially listed the series.

[Adopted: December 3, 2012; amended December 23, 2013 (SR-MIAX-2013-61)]

Rule 405. Adjustments

Option contracts shall be subject to adjustments in accordance with the Rules of the Clearing Corporation. When adjustments have been made, the Exchange will announce that fact, and such changes will be effective for all subsequent transactions in that series at the time specified in the announcement.

[Adopted: December 3, 2012]

Rule 406. Long-Term Option Contracts

(a) Notwithstanding conflicting language in Rule 404, the Exchange may list long-term option contracts that expire from twelve (12) to thirty-nine (39) months from the time they are listed. There may be up to six (6) additional expiration months. Strike price interval (Rule 404), bid/ask differential (Rule 603(b)(4)) and continuous quoting (Rule 604(e)(2) and (3)) rules shall not apply to such options series until the time to expiration is less than nine (9) months.

(b) After a new long-term option contract series is listed, such series will be opened for trading either when there is buying or selling interest, or forty (40) minutes prior to the close, whichever occurs first. No quotations will be posted for such options series until they are opened for trading.

[Adopted: December 3, 2012; amended March 8, 2013 (SR-MIAX-2013-08)]

CHAPTER V. DOING BUSINESS ON THE EXCHANGE

Rule 500. Access to and Conduct on the Exchange

(a) **Access to Exchange.** Unless otherwise provided in the Rules, no one but a Member or a person associated with a Member shall effect any Exchange Transactions. The Exchange may share any Member-designated risk settings in the MIAX trading system with the Clearing Member that clears Exchange Transactions on behalf of the Member.

(b) **Exchange Conduct.** Members and persons employed by or associated with any Member, while using the facilities of the Exchange, shall not engage in conduct (1) inconsistent with the maintenance of a fair and orderly market; (2) apt to impair public confidence in the operations of the Exchange; or (3) inconsistent with the ordinary and efficient conduct of business. Activities that may violate the provisions of this paragraph (b) include, but are not limited to, the following:

(i) failure of a Market Maker to provide quotations in accordance with Rule 604.

(ii) failure of a Market Maker to bid or offer within the ranges specified by Rule 603(b)(4).

(iii) failure of a Member to supervise a person employed by or associated with such Member adequately to ensure that person's compliance with this paragraph (b).

(iv) failure to abide by a determination of the Exchange.

(v) refusal to provide information requested by the Exchange.

(vi) failure to abide by the provisions of Rule 520.

[Adopted: December 3, 2012; amended April 7, 2015 (SR-MIAX-2015-29)]

Rule 501. Days and Hours of Business

The hours during which option transactions may be made on the Exchange shall be from 9:30 a.m. Eastern Time to 4:00 p.m. Eastern Time except for option contracts on Exchange Traded Fund Shares, as defined in Rule 402(j), and Index-Linked Securities, as defined in Rule 402(k)(1), which may remain open for trading beyond 4:00 p.m. but in no case later than 4:15 p.m. Eastern Time, as designated by the Exchange.

Interpretations and Policies:

.01 The Board of Directors has resolved that, except under unusual conditions as may be determined by the Board or its designee, hours during which transactions in options on individual stocks may be made on the Exchange shall correspond to the normal hours for business set forth in the rules of the primary exchange listing the stocks underlying Exchange options.

.02 The Board of Directors has determined that the Exchange will not be open for business on New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day or Christmas Day. The Board has also determined that, in most circumstances when a holiday observed by the Exchange falls on a Saturday, the Exchange will not be open for business on the preceding Friday, and that when a holiday observed by the Exchange falls on a Sunday, the Exchange will not be open for business on the following Monday.

[Adopted: December 3, 2012]

Rule 502. Message Packets

Each Trading Permit shall entitle the holder to a maximum number of orders and quotes per second as determined by the Exchange. Only Market Makers may submit quotes to the System. Members seeking to exceed that number of messages per second may purchase additional message packets at prices set forth in the Exchange's Fee Schedule.

[Adopted: December 3, 2012]

Rule 503. Openings on the Exchange

(a) For a period of time before the scheduled opening in the underlying security the Exchange will accept orders and quotes in equity options during the "Pre-Opening Phase".

(b) The procedure described in this Rule will be used to reopen an option class after a trading halt.

(c) In connection with an opening, a limit order to buy which is at a higher price than the price at which the option is to be opened and a limit order to sell which is at a lower price than the price at which the option is to be opened, shall be treated as market orders.

(d) For purposes of this Rule, "market for the underlying security" shall be either the primary listing market, the primary volume market (defined as the market with the most liquidity in that underlying security for the previous two calendar months), or the first market to open the underlying security, as determined by the Exchange on an class-by-class basis and announced to the Members through a Regulatory Circular.

(e) **Starting the Opening Process**

(1) The opening process cannot occur prior to 9:30 a.m. Eastern Time and can only begin following the dissemination of a quote or trade in the market for the underlying security. Following the dissemination of a quote or trade in the market for the underlying security, the System will pause for a period of time no longer than one half second to allow the market place to absorb this information. The length of the pause will be disseminated to members through a Regulatory Circular. After the conclusion of the pause the opening process will begin when either:

(i) the Primary Lead Market Maker's valid width quote has been submitted;

(ii) the valid width quotes of at least two Market Makers, where at least one is a Lead Market Maker, have been submitted; or

(iii) for multiply listed option classes, at least one Eligible Exchange (as defined in Rule 1400(f)) has disseminated a quote in the individual option in accordance with Rule 1402(a), there is a valid width NBBO available and the valid width quote of at least one Lead Market Maker has been submitted.

(2) For purposes of this rule a valid width NBBO is one where the bid and offer of the NBBO differ by no more than differences outlined in Exchange Rule 603(b)(4)(i).

(3) Also, for purposes of this rule, valid width quote is one where the bid and offer, comprised of a Market Maker's Standard quotes and Day eQuotes, differ by no more than the differences outlined in Exchange Rule 603(b)(4)(i).

(4) If after two minutes following the dissemination of a quote or trade in the market for the underlying security none of the provisions set forth in (e)(1) above have occurred, then the opening process can begin when one Market Maker has submitted its valid width quote.

(5) The Primary Lead Market Maker assigned in a particular equity option class must enter valid width quotes not later than one minute following the dissemination of a quote or trade by the market for the underlying security.

(6) A Registered Market Maker that submits a quote pursuant to this Rule 503 in any series when a Lead Market Maker's or Primary Lead Market Maker's quote has not been submitted shall be required to submit continuous, two-sided quotes in such series until such time as a Lead Market Maker submits his/her quote, after which the Registered Market Maker that submitted such quote shall be obligated to submit quotations pursuant to Rule 604(e)(3).

(f) **Opening Process**

(1) If there are no quotes or orders that lock or cross each other, the System will open by disseminating the Exchange's best bid and offer among quotes and orders that exist in the System at that time. In such a circumstance, non-routable orders then in the System that cross the ABBO will be cancelled and are not included in the Managed Interest Process, as described in Rule 515(c)(1)(ii)(B).

(2) If there are quotes or orders that lock or cross each other, the System will open by following the Opening Process detailed below.

(i) **Expanded Quote Range**. The System will calculate an Expanded Quote Range ("EQR"). The EQR will be recalculated any time a Route Timer or Imbalance Timer expires if material conditions of the market (imbalance size, ABBO price or size, liquidity price or size, etc.) have changed during the timer. Once calculated, the EQR will represent the limits of the range in which transactions may occur during the opening process.

(A) If one or more away markets have disseminated valid width quotes in the affected series, the System will calculate an EQR for a particular series as follows:

1. Except as provided in subparagraph (2) below, to determine the minimum value for the EQR, an amount, as defined in a table to be determined by the Exchange, will be subtracted from the highest valid width quote bid among valid width quotes on the Exchange and on the away market(s). To determine the maximum value for the EQR, an amount, as defined in a table to be determined by the Exchange, will be added to the lowest valid width quote offer among valid width quotes on the Exchange and on the away market(s).

2. If one or more away markets have disseminated quotes that are not crossed and together comprise a valid width market, and there are valid width quotes on the Exchange that cross each other or that cross away market quotes, then:

a. the minimum value for the EQR will be the highest away market quote bid, and

b. the maximum value for the EQR will be the lowest away market quote offer.

(B) If no away markets have disseminated valid width quotes in the affected series, the System will calculate an Expanded Quote Range ("EQR") for a particular series as follows:

1. Except as provided in subparagraph (3) below, to determine the minimum value for the EQR, an amount, as defined in a table to be determined by the Exchange, will be subtracted from the highest valid width quote bid among valid width quotes on the Exchange; and

2. Except as provided in subparagraph (3) below, to determine the maximum value for the EQR, an amount, as defined in a table to be determined by the Exchange, will be added to the lowest valid width quote offer among valid width quotes on the Exchange.

3. If there are quotes on the Exchange that cross each other, and there is no away market in the affected series, then

a. the minimum value for the EQR will be the lowest valid width quote bid among valid width quotes on the Exchange.

b. the maximum value for the EQR will be the highest valid width quote offer among valid width quotes on the Exchange.

(ii) When two or more prices for an affected series would satisfy the Opening Process as detailed below and the maximum quantity criterion would satisfy all interest at that level, the System uses the highest and lowest of those prices to determine the mid-point for the opening price. If such midpoint is not expressed as a permitted minimum trading increment, it will be rounded up to determine the opening price. In a situation where a limit order to buy (sell) crosses more than one offer (bid), the System will treat the limit order to buy (sell) like a market order up to and including its limit price for purposes of opening price selection.

(iii) In situations where there is matched interest that does not represent an imbalance and there is no valid width NBBO, the System will calculate a "quality opening market range" (as defined in a table to be determined by the Exchange and published in a Regulatory Circular) in such option series. If the matched interest would trade at a price outside of the quality opening market range, the imbalance process will be used.

(iv) If there are quotes or orders that lock or cross, the System will use the EQR to determine the highest and lowest price of the opening price range. To calculate the opening price, the System will take into consideration all valid Exchange quotes and all valid orders, together with other exchanges' markets for the series and identify the price at which the maximum number of contracts can trade. If that price is within the EQR and leaves no imbalance, the Exchange will open at that price, executing marketable trading interest, as long as the opening price includes only Exchange interest. In series where the highest quote bid is either zero or the lowest Minimum Trading Increment and market order sell interest has a quantity greater than all of the buy interest, the System will treat the market order(s) like a limit order(s) to sell at the lowest Minimum Trading Increment and the Opening Process will be satisfied with an opening price at the lowest Minimum Increment with any remaining balance of the sell order(s) being placed on the Book in time priority and made available for execution following the Opening Process.

(A) If the calculated opening price included interest other than solely Exchange interest, the System will broadcast a System Imbalance Message (which includes the symbol, side of the market, quantity of matched contracts, the imbalance quantity, "must fill" quantity (i.e., the number of contracts that must be filled in order for that option to open on the Exchange at the indicated price), quantity of routable contracts, and price of the affected series) to Exchange Members and initiate a "Route Timer," not to exceed one second. If no new interest is received during the Route Timer, the System will route to other markets disseminating prices better than the Exchange's opening price, execute marketable interest at the opening price on the Exchange, and route to other markets disseminating prices equal to the Exchange opening price if necessary.

(1.) Orders that are routed and executed may receive executions at multiple prices.

(2.) Any order that is routed pursuant to this Rule will be marked as an Intermarket Sweep Order ("ISO"), as defined in Rule 1400(h), with a limit price equal to the Exchange's opening price.

(B) If interest is received during the Route Timer, the System will recalculate the opening price taking such new interest into account. Then, if there is no imbalance, the System will execute marketable interest at the opening price on the Exchange and route the remainder to other markets.

(C) A different opening price will not require the System to repeat the entire process.

(v) **Imbalance.** An "imbalance" occurs when there is insufficient liquidity to satisfy all trading interest due an execution at a certain price.

(vi) If there is sufficient size on the Exchange and on away markets on the opposite side of the market from the imbalance to execute all opening marketable interest at a price that is within the established EQR and the Away Best Bid or Offer ("ABBO") without leaving an imbalance, the System will open the affected series for trading at that price by executing opening marketable interest on the System, as long as the System does not trade at a price inferior to the ABBO. If it would trade at a price inferior to the ABBO, the System will initiate a "Route Timer," not to exceed one second. If no new interest is received during the Route Timer, the System will then route to other markets disseminating prices better than Exchange's opening price, execute marketable interest at the opening price on the Exchange, and route to other markets disseminating prices equal to the Exchange opening price if necessary. If there is still an imbalance after the route timer expires, the System will begin the imbalance process as described below.

(vii) **Imbalance Process.** If all opening marketable size cannot be completely executed at or within the EQR without trading at a price inferior to the ABBO, or cannot trade at or within the quality opening market range in the absence of a valid width NBBO, the System will automatically institute the following imbalance process:

(A) First, the System will broadcast a System Imbalance Message (which includes the symbol, side of the market, quantity of matched contracts, the imbalance quantity, "must fill" quantity, quantity of routable contracts, and price of the affected series) to subscribers of the Exchange's data feeds, and begin an "Imbalance Timer," not to exceed three seconds. The Imbalance Timer will be for the same number of seconds for all option classes traded on the Exchange. Market Makers may enter Opening Only ("OPG") eQuotes, Auction or Cancel ("AOC") eQuotes, Standard quotes, Opening Orders ("OPG Orders"), AOC Orders and limit orders during the Imbalance Timer. Other Exchange Members may enter OPG Orders, AOC Orders and other order types (except those order types not valid during the opening process as described in Rule 516) during the Imbalance Timer.

(B) If at the conclusion of the Timer, quotes and orders submitted during the Imbalance Timer, or other changes to the ABBO, would not allow the entire imbalance amount to trade at the Exchange at or within the EQR without trading at a price inferior to the ABBO, the System will:

1. send a new System Imbalance Message to Exchange Members; and

2. initiate a Route Timer for routable Public Customer orders not to exceed one second. If during the Route Timer, interest is received by the System which would allow all interest to trade on the System (i.e., there is no longer an imbalance) at the opening price without trading at a price inferior to other markets, the System will trade and the Route Timer will end. The System will monitor quotes received during the Route Timer period and make ongoing corresponding changes to the permitted EQR to reflect them.

3. If the Route Timer expires, the End of Route Timer Process will ensue. Under the End of Route Timer Process, the System will determine:

a. If the total number of contracts displayed at better prices than the Exchange's potential opening price on away markets ("better priced away contracts") would satisfy the number of marketable contracts available on the Exchange. If so, the System will route all marketable contracts on the Exchange to such better priced away markets, and determine an opening MIAX best bid or offer (MBBO) that reflects the interest remaining on the Exchange. The System will price any contracts routed away to other markets at the better away market price.

b. If the total number of better priced away contracts would not satisfy the number of marketable contracts the Exchange has, the System will determine how many contracts it has available at the Exchange opening price. If the total number of better priced away contracts plus the number of contracts available at the Exchange opening price would satisfy the number of marketable contracts on the Exchange, the System will contemporaneously route a number of contracts that will satisfy interest at other markets at prices better than the Exchange opening price, and trade available contracts on the Exchange at the Exchange opening price.

c. If the total number of better priced away contracts plus the number of contracts available at the Exchange opening price would not satisfy the number of marketable contracts the Exchange has, the System will determine how many contracts are available at other markets at the Exchange opening price. If the total number of better priced away contracts plus the number of contracts available at the Exchange opening price plus the contracts available at other markets at the Exchange opening price would satisfy the number of marketable contracts the Exchange has, the System will contemporaneously route a number of contracts that will satisfy interest at other markets at prices better than the Exchange opening price, trade available contracts on the Exchange at the Exchange opening price, and route a number of contracts that will satisfy interest at other markets at prices equal to the Exchange opening price.

d. If the total number of better priced away contracts plus the number of contracts available at the Exchange opening price plus the contracts available at other markets at the Exchange opening price would not satisfy the number of marketable contracts the Exchange has, the System will repeat the Imbalance Process.

4. The System may repeat the Imbalance Process up to three times (as established by the Exchange).

5. If after that number of times the System still cannot route and/or trade the entire imbalance amount, the System will open as many contracts as possible by routing to other markets with prices better than the Exchange opening price for their disseminated size, trade available contracts on the Exchange at the opening price and route to other markets at prices equal to the Exchange opening price for their disseminated size. In this situation, the System will price any contracts routed to other markets at the away market price. If there is an opening transaction, any unexecuted contracts from the imbalance not traded or routed will be cancelled back to the entering Member if the price for those contracts crosses the opening price, unless the Member that submitted the original order has instructed the Exchange in writing to re-enter the remaining size, in which case the remaining size will be automatically submitted as a new order. However, in a series where the EQR has been calculated to be zero on the bid side and market order sell interest has a quantity greater than all of the buy interest, the System will treat the market order(s) like a limit order(s) to sell at the lowest Minimum Trading Increment and the Opening Process will be satisfied with an opening price at the lowest Minimum Increment with any remaining balance of the sell order(s) being placed on the Book in time priority and made available for execution following the Opening Process.

6. The System will execute orders at the opening that have contingencies and non-routable orders, such as a "Do Not Route" or "DNR" Orders to the extent possible. DNR orders together with other non-routable orders will be handled after the opening in accordance with Rule 515.

(C) **Permitted Responses to Imbalance Message.** Market Makers may submit Standard quotes, OPG and AOC eQuotes, OPG and AOC Orders and limit orders in response to an imbalance message. All other Exchange Members may submit OPG and AOC Orders and other types of orders (except those order types not valid during the opening process as described in Rule 516) in response to an imbalance message. OPG and AOC eQuotes and OPG and AOC Orders may be entered at any price with a minimum trading increment applicable to the affected series, on either side of the market, at single or multiple price level(s), and may be cancelled and reentered. A single Exchange Member may enter multiple OPG and AOC eQuotes and OPG and AOC Orders, with each eQuote or Order at a different price level. The System will aggregate the size of all quotes and orders (i.e., for each Market Maker) at a particular price level for trade allocation purposes. Unexecuted OPG or AOC eQuotes and OPG or AOC Orders will be cancelled once the affected series is open.

(viii) The System will give priority to market orders first in type, then in time priority (including limit orders that are treated as market orders except for limit orders in series with a bid of $0.00 and an offer less than $0.05, which will not be treated as market orders), then to resting limit orders at the opening price.

(ix) Inbound orders and quotes will not be included in the calculation of the opening price for a brief period established by the System while the System is in the process of completing the opening trade. This brief period will not exceed .25 of one second. After such brief period, inbound orders and quotes received during the period will be entered into the System in order of their arrival.

(x) If at any point during the opening process the ABBO becomes crossed (e.g., the bid is greater than the offer), the opening process will be terminated and the Exchange will not open the affected series. A new opening process for the affected series will commence at the time the ABBO is no longer crossed.

(g) The Help Desk may delay the standard manner of the opening procedure when necessary in the interests of maintaining a fair and orderly market.

[Adopted: December 3, 2012; amended February 11, 2013 (SR-MIAX-2013-04); amended March 8, 2013 (SR-MIAX-2013-08); amended September 19, 2013 (SR-MIAX-2013-45); amended May 13, 2014 (SR-MIAX-2014-18); amended September 21, 2015 (SR-MIAX-2015-57); amended January 20, 2016 (SR-MIAX-2016-03)]

Rule 504. Trading Halts

(a) **Halts**.

(1) The System may halt trading in the case of an option on a security, when trading in the underlying security has been halted or suspended in the primary market; and

(2) The Help Desk may halt trading in any security in the interests of a fair and orderly market for a period not in excess of two consecutive business days. The Help Desk, in consultation with a designated senior executive officer of the Exchange, may halt trading in any security in the interests of a fair and orderly market for a period exceeding two consecutive business days. Any trading halt that lasts more than two consecutive business days shall be reviewed by the President or his/her designee, who shall be authorized to determine whether, in the interests of a fair and orderly market, to terminate or modify any such trading halt that is then still in effect. Among the factors that may be considered in making the foregoing determinations are whether:

(i) in the case of an option on a security, trading in the underlying security has been halted or suspended in the primary market;

(ii) in the case of an option on a security, the opening of such underlying security has been delayed because of unusual circumstances;

(iii) the extent to which the rotation has been completed or other factors regarding the status of the rotation; or

(iv) other unusual conditions or circumstances are present.

(3) The Exchange shall disseminate through its trading facilities and over OPRA a symbol in respect of a security halted in accordance with (1) or (2) above indicating that trading has been halted. A record of the time and duration of the halt shall be made available to vendors.

(b) **Resumptions.** Trading in a security that has been the subject of a halt under paragraph (a) above may be resumed upon a determination by the Help Desk that the interests of a fair and orderly market are best served by a resumption of trading. Among the factors to be considered in making this determination are whether the conditions which led to the halt are no longer present.

(c) **Trading Pauses.** Trading on the Exchange in any option contract shall be halted whenever trading in the underlying security has been paused by the primary listing market. Trading in such options contracts may be resumed upon a determination by the Exchange that the conditions that led to the pause are no longer present and that the interests of a fair and orderly market are best served by a resumption of trading, which in no circumstances will be before the Exchange has received notification that the underlying security has resumed trading on at least one exchange.

(d) **Post-Halt Notification.** After the Exchange has determined to end a trading system halt, the System will broadcast to subscribers of the Exchange's data feeds a Post-Halt Notification.

(1) Regarding a halt pursuant to section (a) above, the Post-Halt Notification will be broadcast twenty seconds before trading will begin or resume.

(2) Regarding a halt initiated by the System due to a regulatory halt, trading pause or market-wide trading halt, a Post-Halt Notification will be broadcast between five and twenty seconds before trading will begin or resume. The Exchange will announce the duration of the Post-Halt Notification period through a Regulatory Circular.

The Post-Halt Notification will state the time at which trading in the option class or classes is expected to resume providing subscribers of the Exchange's data feeds with a brief notice period (twenty seconds for halts pursuant to section (a) above; between five and twenty seconds for a regulatory halt, trading pause or market-wide trading halt) to prepare for the beginning or resumption of trading after a trading system halt has ended.

Interpretations and Policies:

.01 No Member or person associated with a Member shall effect a trade on the Exchange in any option class in which trading has been suspended or halted under the provisions of this Rule and its Interpretation and Policies during the time in which the suspension or halt remains in effect.

.02 Generally, in the case of an option on a security, trading will be halted when a regulatory halt in the underlying security has occurred in the primary listing market for that security.

.03 The Exchange shall halt trading in all securities whenever a market-wide trading halt commonly known as a circuit breaker is initiated on the New York Stock Exchange in response to extraordinary market conditions.

.04 Trades on the Exchange will be nullified when: (i) the trade occurred during a trading halt in the affected option on the Exchange; or (ii) respecting equity options (including options overlying ETFs), the trade occurred during a trading halt on the primary market for the underlying security

[Adopted: December 3, 2012; amended November 1, 2013 (SR-MIAX-2013-51); amended May 7, 2015, (SR-MIAX-2015-35)]

Rule 505. Member Electronic Connectivity

The Exchange may limit the number of messages sent by Members accessing the Exchange electronically in order to protect the integrity of the System. In addition, the Exchange may impose restrictions on the use of a computer connected through an API if it believes such restrictions are necessary to ensure the proper performance of the System. Any such restrictions shall be objectively determined and submitted to the Commission for approval pursuant to a rule change filing under Section 19(b) of the Exchange Act.

[Adopted: December 3, 2012]

Rule 506. Collection and Dissemination of Quotations

(a) Each Market Maker shall communicate to the Exchange its bids and offers in accordance with the requirements of Rule 602 of Regulation NMS under the Exchange Act and the Rules.

(b) The Exchange will disseminate to quotation vendors the highest bid and the lowest offer, and the aggregate quotation size associated therewith that is available to Public Customer Orders, in accordance with the requirements of Rule 602 of Regulation NMS under the Exchange Act.

(1) The Exchange shall disseminate an updated bid and offer price, together with the size associated with such bid and offer when:

(i) the Exchange's disseminated bid or offer price increases or decreases;

(ii) the size associated with the Exchange's disseminated bid or offer decreases; or

(iii) the size associated with the Exchange's bid (offer) increases by an amount greater than or equal to a percentage of the size associated with the previously disseminated bid (offer). Such percentage, which shall never exceed 20%, shall be determined on a class-by-class basis by the Exchange and announced to the Membership through a Regulatory Circular.

(2) Executions will decrease the size associated with the Exchange's disseminated bid or offer by the amount of the execution.

(c) **Notification of Public Customer and Priority Customer Interest on the Book.**

(i) The Exchange will make available to subscribers to its data feeds and to all market participants through OPRA an indication that there is Public Customer interest included in the MBBOs disseminated by the Exchange.

(ii) The Exchange will make available to subscribers to its Top of Market (ToM) data feed the quantity of Priority Customer contracts included in the MBBO disseminated by the Exchange.

(d) **Unusual Market Conditions.**

(1) An Exchange official designated by the Board shall have the power to determine that the level of trading activities or the existence of unusual market conditions is such that the Exchange is incapable of collecting, processing, and making available to quotation vendors the data for the option in a manner that accurately reflects the current state of the market on the Exchange. Upon making such a determination, the Exchange shall designate the market in such option to be "fast," and shall halt trading in the class or classes so affected.

(2) The Exchange will monitor the activity or conditions that caused a fast market to be declared, and a designated Exchange official shall review the condition of such market at least every thirty (30) minutes. Regular trading procedures shall be resumed by the Exchange when a designated Exchange official determines that the conditions supporting a fast market declaration no longer exist.

[Adopted: December 3, 2012; amended April 24, 2013 (SR-MIAX-2013-18)]

Rule 507. Must Give Up Clearing Member

For each transaction in which it participates, a Member must immediately give up the name of the Clearing Member through whom the transaction will be cleared. If there is a subsequent change in identity of the Clearing Member through whom a transaction will be cleared, the Member must, as promptly as possible, report such change to the Exchange.

Interpretations and Policies:

.01 Nothing herein shall be deemed to preclude the clearance of Exchange Transactions by a non-Member pursuant to the Bylaws of the Clearing Corporation so long as a Clearing Member is also designated as having responsibility under these Rules for the clearance and comparison of such transactions.

[Adopted: December 3, 2012]

Rule 508. Unit of Trading

The unit of trading in each series of options traded on the Exchange shall be the unit of trading established for that series by the Clearing Corporation pursuant to the Rules of the Clearing Corporation and the agreements of the Exchange with the Clearing Corporation.

[Adopted: December 3, 2012]

Rule 509. Meaning of Premium Bids and Offers

(a) **General**. Except as provided in paragraph (b), bids and offers shall be expressed in terms of dollars per unit of the underlying security. (e.g., a bid of "7" shall represent a bid of $700 for an option contract having a unit of trading consisting of 100 shares of an underlying security, or a bid of $770 for an option contract having a unit of trading consisting of 110 shares of an underlying security.)

(b) **Special Cases.** Bids and offers for an option contract for which an adjusted unit of trading has been established in accordance with Rule 405 shall be expressed in terms of dollars per .01 part of the total securities and/or other property constituting such adjusted unit of trading. (e.g., an offer of "6" shall represent an offer of $600 on an option contract having a unit of trading consisting of 100 shares of an underlying security plus 10 rights.)

(c) **Mini-options**. Bids and offers for an option contract overlying 10 shares shall be expressed in terms of dollars per 1/10th part of the total value of the contract. An offer of ".50" shall represent an offer of $5.00 for an option contract having a unit of trading consisting of 10 shares.

[Adopted: December 3, 2012; amended March 4, 2013 (SR-MIAX-2013-06)]

Rule 510. Minimum Price Variations and Minimum Trading Increments

(a) **Minimum Price Variations.** The Board may establish Minimum Price Variations ("MPV") for options traded on the Exchange. Until such time as the Board makes a change in the variations, the following principles shall apply:

(1) If the option contract is trading at less than $3.00 per option, $.05.

(2) If the option contract is trading at $3.00 per option or higher, $.10.

(b) **Minimum Trading Increments.** Minimum Trading Increments for dealings in option contracts other than the Minimum Price Variations specified in paragraph (a) may be fixed by the Exchange from time to time for option contracts of a particular series or class pursuant to Rules 516(b)(3) and 604(b)(1).

Interpretations and Policies:

.01 Notwithstanding any other provision of this Rule 510, the Exchange will operate a pilot program, scheduled to expire on June 30, 2016, to permit options classes to be quoted and traded in increments as low as $.01. The Exchange will specify which options trade in such pilot, and in what increments, in Listings Alerts distributed to Members and posted on the Exchange's website. The Exchange may replace any pilot classes that have been delisted with the next most actively traded multiply listed options classes that are not yet included in the pilot program, based on trading activity in the previous six months. The replacement classes may be added to the penny pilot on the second trading day following July 1, 2015 and January 1, 2016.

.02 The minimum price variation for bids and offers for mini-options shall be determined in accordance with Interpretation and Policy .08(d) to Rule 404.

[Adopted December 3, 2012; amended December 21, 2012 (SR-MIAX-2012-04); amended March 15, 2013 (SR-MIAX-2013-10); amended June 12, 2013 (SR-MIAX-2013-28) amended November 26, 2013 (SR-MIAX-2013-54; amended May 19, 2014 (SR-MIAX-2014-21); amended November 25, 2014 (SR-MIAX-2014-61), amended June 18, 2015(SR-MIAX-2015-40)]

Rule 511. Acceptance of Quotes and Orders

All bids or offers made and accepted on the Exchange in accordance with the Rules shall constitute binding contracts, subject to applicable requirements of the Rules and the Rules of the Clearing Corporation.

[Adopted: December 3, 2012]

Rule 512. [Reserved]

Rule 513. Submission of Orders and Clearance of Transactions

(a) **Order Identification.** When entering orders on the Exchange, each Member shall submit trade information in such form as may be prescribed by the Exchange in order to allow the Exchange to properly prioritize and match orders and quotations pursuant to Rule 514 and report resulting transactions to the Clearing Corporation.

(b) All transactions made on the Exchange shall be submitted for clearance to the Clearing Corporation, and all such transactions shall be subject to the Rules of the Clearing Corporation. Every Clearing Member shall be responsible for the clearance of the Exchange Transactions of such Clearing Member and of each Member who gives up such Clearing Member's name pursuant to a letter of authorization, letter of guarantee or other authorization given by such Clearing Member to such Member, which authorization must be submitted to the Exchange.

(c) On each business day at or prior to such time as may be prescribed by the Clearing Corporation, the Exchange shall furnish the Clearing Corporation a report of each Clearing Member's matched trades.

[Adopted: December 3, 2012]

Rule 514. Priority of Quotes and Orders

(a) **Definitions.** As provided in Rule 100, a "bid" is a quotation or limit order to buy option contracts and an "offer" is a quotation or limit order to sell option contracts. "Quote", "Quotation" and "eQuote" are defined and described in Rules 100 and 517, and may only be entered on the Exchange by Market Makers in the options classes to which they are appointed under Rule 602. The System may designate Market Maker quotes as either priority quotes or non-priority quotes in accordance with the provisions in Rule 517(b). Limit orders may be entered by Market Makers in certain circumstances as provided in the Rules and by Electronic Exchange Members (either as agent or as principal). "Priority Customer Orders" are defined in Rule 100. "Professional Interest" is defined in Rule 100 and includes, among others things, limit orders for the account of Electronic Exchange Members and Market Makers. A "Directed Order" is defined in Rule 100.

(b) **Priority on the Exchange.** The highest bid and lowest offer shall have priority on the Exchange.

(c) **Trade Allocation.** The Exchange will determine to apply for each class of options one of the rules of trade allocation as described in paragraphs (1) and (2) below. The Exchange will specify which trade allocation rules will govern which classes of options, and specify any time the Exchange changes the trade allocation rule of an options class.

(1) **Price-Time Allocation**. Under this method, resting quotes and orders on the Book are prioritized according to price and time. If there are two or more quotes or orders at the best price then the trade is allocated among those quotes or orders in the order in which they were received by the System.

(2) **Pro-Rata Allocation.** Under this method, resting quotes and orders on the Book are prioritized according to price. If there are two or more quotes or orders at the best price then the contracts are allocated proportionally according to size (in a pro-rata fashion). If the executed quantity cannot be evenly allocated, the remaining contracts will be distributed one at a time based upon price-size-time priority.

(d) **Additional Priority Overlays Applicable to the Pro-Rata Allocation Method.** In connection with the allocation methodology set forth in Rule 514(c)(2), the Exchange may determine to apply, on a class-by-class basis, one or more of the following designated market participant overlay priorities in a sequence determined by the Exchange. The Exchange will issue a Regulatory Circular periodically which will specify which classes of options are subject to these additional priorities.

(1) **Priority Customer Orders**. When this priority overlay (the "Priority Customer Overlay") is in effect, the highest bid and lowest offer shall have priority except that Priority Customer Orders shall have priority over Professional Interest and all Market Maker interest at the same price. If there are two or more Priority Customer Orders for the same options series at the same price, priority shall be afforded to such Priority Customer Orders in the sequence in which they are received by the System.

(2) **Market Turner.** Market Turner means a market participant that was the first to enter an order or quote at a better price than the previous best disseminated Exchange price and such order or quote is continuously in the market until the order or quote trades. There may be a Market Turner for each price at which a particular order trades. When this priority overlay is in effect, the Market Turner has priority at the highest bid or lowest offer that he established. The Market Turner priority at a given price remains with the order or quote once it is earned. For example, if the market moves in the same direction as the direction in which the order from the Market Turner moved the market, and then the market moves back to the Market Turner's original price, the Market Turner retains priority at the original price. Market Turner priority cannot be established until after the opening transaction and/or the conclusion of the opening process and, once established, shall remain in effect until the conclusion of the trading session. The Market Turner overlay will never be in effect in conjunction with other priority overlays.

The Exchange may determine, on a class-by-class basis, to reduce the Market Turner priority to a percentage of each inbound order that is executable against the Market Turner. In such cases, the Market Turner may participate in the balance of an order after the Market Turner priority has been applied. To the extent the Market Turner order or quote is not fully exhausted; it shall retain Market Turner priority for subsequent inbound orders until the conclusion of the trading session.

(3) **Primary Lead Market Maker**. The Exchange may determine to grant Primary Lead Market Makers participation entitlements pursuant to the provisions of Rule 514(g). As indicated in Rule 514(g), the Primary Lead Market Maker participation entitlement may only be in effect when the Priority Customer Overlay is also in effect.

(4) **Directed Lead Market Maker**. The Exchange may determine to grant Directed Lead Market Makers participation entitlements pursuant to the provisions of Rule 514(h). As indicated in Rule 514(h), the Directed Lead Market Maker participation entitlement may only be in effect when the Priority Customer Overlay is also in effect.

(e) **Precedence of Market Maker Quotes and Orders for the Pro-Rata Allocation Method.** After executions resulting from Priority Overlays set forth in paragraph (d) above, when the pro-rata allocation method applies:

(1) If there is other interest at the NBBO, after all Priority Customer Orders (if any) at that price have been filled, executions at that price will be first allocated to other remaining Market Maker priority quotes, which have not received a participation entitlement, and have precedence over Professional Interest.

(2) If after all Market Maker priority quotes have been filled in accordance with (1) above and there remains interest at the NBBO, executions will be allocated to all Professional Interest at that price. Professional Interest is defined in Rule 100 and includes among other interest, Market Maker non-priority quotes (as described in Rule 517(b)(1)(ii)) and Market Maker orders in both assigned and non-assigned classes.

(f) **Quotes Interacting with Quotes**.

(1) **Locked Markets**. In the event that a Market Maker's quotes interact with the disseminated quote(s) of other Market Makers, resulting in a "locked" quote (e.g., $1.00 bid - 1.00 offer), a trade will occur immediately.

(i) If the quote locks or crosses the NBBO, the System will post the quote internally as if it locks the NBBO, but will display the incoming quote one Minimum Price Variation away from the NBBO. The incoming quote will remain available for execution up to its original bid or down to its original offer provided that the execution price does not violate the NBBO.

(ii) If a Market Maker submits a quote or order that locks or crosses its own quote or order on the other side of the market, the earlier of the two entries will be cancelled and the incoming quote or order will be available to trade with quotes or orders from other market participants.

(2) **Inverted Quotes**. The System will not disseminate an internally crossed market (i.e., the MIAX best bid is higher than the MIAX best offer). If a Market Maker submits a quote ("incoming quote") that would invert an existing quote ("existing quote") and (i) MIAX is at the NBBO, the System will execute the incoming quote against the existing quote or order at the existing quote or order limit price and update the market following the transaction; or (ii) if MIAX's quote is inferior to the NBBO, the System will post the quote internally as if it locks the NBBO, but will display the incoming quote one Minimum Price Variation away from the NBBO. The incoming quote will remain available for execution up to its original bid or down to its original offer provided that the execution price does not violate the NBBO.

(g) **Primary Lead Market Maker Participation Entitlements.** A Primary Lead Market Maker will be assigned by the Exchange in each option class in accordance with Rule 602. The Primary Lead Market Maker participation entitlements shall not be in effect unless the Priority Customer Overlay is in effect and the participation entitlements shall only apply to any remaining balance after Priority Customer orders have been satisfied. The Primary Lead Market Maker participation entitlements are as follows:

(1) For each incoming order, if the Primary Lead Market Maker has a priority quote at the NBBO, its participation entitlement is equal to the greater of (i) the proportion of the total size at the best price represented by the size of its quote, or (ii) sixty percent (60%) of the contracts to be allocated if there is only one (1) other Market Maker quotation at the NBBO and forty percent (40%) if there are two (2) or more other Market Maker quotes at the NBBO. For purposes of allocation, all Market Maker priority interest at a certain price level shall be aggregated and all Market Maker non-priority interest (including quotes and orders) at a certain price level shall be aggregated.

(2) Small size orders will be allocated in full to the Primary Lead Market Maker if the Primary Lead Market Maker has a priority quote at the NBBO. The Exchange will review this provision quarterly and will maintain the small order size at a level that will not allow small size orders executed by the Primary Lead Market Maker to account for more than 40% of the volume executed on the Exchange. Small size orders are defined as five (5) or fewer contracts.

(h) **Directed Lead Market Maker Participation Entitlements.** An Electronic Exchange Member may designate a Lead Market Maker ("Directed Lead Market Maker") on orders it enters into the System ("Directed Orders"). The Directed Lead Market Maker must have an appointment in the relevant option class at the time of receipt of the

Directed Order to be eligible to receive the Directed Lead Market Maker participation entitlement. Only Priority Customer Orders will be eligible to be directed by an Electronic Exchange Member. The Directed Lead Market Maker participation entitlement shall not be in effect unless the Priority Customer Overlay is in effect and the participation entitlement shall only apply to any remaining balance after Priority Customer orders have been satisfied. The Directed Lead Market Maker participation entitlements are as follows:

(1) For each incoming order, if the Directed Lead Market Maker has a priority quote at the national best bid or offer ("NBBO"), its participation entitlement is equal to the greater of (i) the proportion of the total size at the best price represented by the size of its quote, or (ii) sixty percent (60%) of the contracts to be allocated if there is only one (1) other Market Maker quotation at the NBBO and forty percent (40%) if there are two (2) or more other Market Maker quotes at the NBBO, or (iii) one (1) contract. For purposes of allocation, all Market Maker priority interest at a certain price level shall be aggregated and all Market Maker non-priority interest (including quotes and orders) at a certain price level shall be aggregated.

(i) **Conditions of Participation Entitlements.** In allocating the participation entitlements set forth in Rule 514(g) to the Primary Lead Market Maker and Rule 514(h) to the Directed Lead Market Maker the following shall apply:

(1) In a class of options where both the Primary Lead Market Maker and the Directed Lead Market Maker participation entitlements are in effect and an Electronic Exchange Member has directed an order to a Lead Market Maker:

(i) if the Directed Lead Market Maker's priority quote is at the NBBO, the Directed Lead Market Maker's participation entitlement will supersede the Primary Lead Market Maker's participation entitlements for an order directed to a Lead Market Maker other than the Lead Market Maker who is the Primary Lead Market Maker, in which case the Primary Lead Market Maker's participation entitlements will supersede;

(ii) if the Directed Lead Market Maker's priority quote is not at the NBBO, the Primary Lead Market Maker's participation entitlement will apply to that order, provided the Primary Lead Market Maker's priority quote is at the NBBO: and

(iii) if neither the Directed Lead Market Maker's nor the Primary Lead Market Maker's priority quote is at the NBBO then executed contracts will be allocated in accordance with the pro-rata allocation methodology as described in paragraphs (c) and (e) above without regard to any participation entitlement.

(2) If an incoming order has not been directed to a Lead Market Maker by an Electronic Exchange Member, then the Primary Lead Market Maker's participation entitlement will apply to that order, provided the Primary Lead Market Maker's priority quote is at the NBBO.

(3) The participation entitlements shall not be in effect unless the Priority Customer Overlay is also in effect and the participation entitlements shall only apply to any remaining balance after Priority Customer orders have been satisfied.

(4) Neither the Primary Lead Market Maker nor the Directed Lead Market Maker may be allocated a total quantity greater than the quantity they are quoting at the execution price. If the Primary Lead Market Maker's or the Directed Lead Market Maker's allocation of an order pursuant to its participation entitlement is greater than its pro-rata share of priority quotes at the best price at the time that the participation entitlement is granted, neither the Primary Lead Market Maker nor the Directed Market Lead Maker shall receive any further allocation of that order.

(5) In establishing the counterparties to a particular trade, the participation entitlements must first be counted against the Primary Lead Market Maker's highest priority bids and offers or the Directed Lead Market Maker's highest priority bids or offers.

(6) These participation entitlements only apply to the allocation of executions among competing Market Maker priority quotes existing on the Book at the time the order is received by the Exchange. No market participant

is allocated any portion of an execution unless it has an existing interest at the execution price. Moreover, no market participant can execute a greater number of contracts than is associated with its interest at a given price. Accordingly, the Primary Lead Market Maker and the Directed Lead Market Maker participation entitlements contained in this Rule are not guarantees.

[Adopted: December 3, 2012; amended May 1, 2013 (SR-MIAX-2013-20); amended July 19, 2013 (SR-MIAX-2013-21)]

Rule 515. Execution of Orders and Quotes

(a) **General.** Incoming orders and quotes and orders reevaluated pursuant to Rule 515 that are executable against orders and quotes in the System will be executed by the System in accordance with the following provisions, provided such orders and quotes will not be executed at prices inferior to the NBBO (as defined in Rules 100 and 1400(j)). Orders and quotes that could not be executed because the executions would be at prices inferior to the NBBO will be handled in accordance with the managed interest process for orders described in paragraph (c) below or in accordance with process for handling Market Maker orders and quotes described in paragraph (d) below.

(b) **Order or Quote Locks or Crosses the NBBO and the MBBO is at the NBBO.** If the MBBO is at the NBBO, upon receipt of an order or quote which locks or crosses the NBBO, the System will immediately execute the new incoming order or quote against the MBBO at or better than the MBBO price for a size which is the lesser of (1) the new incoming order or quote; or (2) the MBBO size.

(c) **Non-Market Maker Orders That Could Not Be Executed or Could Not Be Executed in Full at the Original NBBO Upon Receipt.** An incoming non-Market Maker order that could not be executed or could not be executed in full at the original NBBO upon receipt will be handled in accordance with the following provisions. In addition, non-Market Maker orders that are reevaluated by the System for execution pursuant to an order's price protection instructions that could not be executed or could not be executed in full at the NBBO at the time of reevaluation will be handled in accordance with the following provisions. The following paragraphs will apply to orders both (i) upon receipt by the System, and (ii) upon reevaluation by the System for execution and according to the price protections designated on the order. The term "initiating order" will be used in the following paragraphs to refer to (i) the incoming order that could not be executed, (ii) the order reevaluated by the System for execution that could not be executed, or (iii) the remaining contracts of the incoming order or reevaluated order that could not be executed in full. The term "original NBBO" will be used in the following paragraphs to refer to the NBBO that existed at time of receipt of the initiating order or the NBBO at time of reevaluation of an order pursuant to Rule 515.

(1) **Price Protection on Non-Market Maker Orders**. The System will apply the following system of price protection to all non-Market Maker orders. Price protection prevents an order from being executed beyond the price designated in the order's price protection instructions (the "price protection limit"). The price protection instructions will be expressed in units of MPV away from the NBBO at the time of the order's receipt, or the MBBO if the ABBO is crossing the MBBO. Market participants may designate or disable price protection instructions on an order by order basis. The default price protection will be one MPV away from the NBBO at the time of receipt, or the MBBO if the ABBO is crossing the MBBO. When triggered, price protection will cancel an order or the remaining contracts of an order. The System will not execute such orders at prices inferior to the current NBBO. Price protection will not apply to Intermarket Sweep Orders ("ISO"); Immediate or Cancel orders ("IOC") orders will be handled in accordance with paragraph (e) below, FOK orders will be handled in accordance with paragraph (f) below and ISOs will be handled in accordance with paragraph (g) below. The System will handle Market Maker quotes and orders in accordance with paragraph (d) below.

(i) **Orders Eligible For Routing**. The System will seek to trade the initiating order to the extent possible at MIAX and route to the ABBO until the first of: (A) the order is fully executed; (B) the order has traded or routed to and including its price protection limit, at which any remaining contracts will be canceled; or (C) the order has traded or routed to and including its limit price, at which the System will display and book the initiating order at its limit price and will reevaluate the order for execution pursuant to Rule 515. The System will not execute such orders at prices inferior to the current NBBO. The System will handle any routing of the order in accordance with the order routing provisions set forth in Rule 529.

(ii) **Managed Interest Process for Non-Routable Orders.**

(A) If the initiating order is non-routable (for example, the Public Customer order was marked "Do Not Route") the order will never be routed outside of the Exchange regardless of prices displayed by away markets. A non-routable initiating order may execute on the Exchange at a price equal to or better than, but not inferior to, the ABBO. The System will not execute such orders at prices inferior to the current NBBO. The System will seek to trade the initiating order until the first of: (A) the order is fully executed; (B) the order has traded to and including its price protection limit at which any remaining contracts are canceled; or (C) the order has traded to and including its limit price at which the System will attempt to display and book the initiating order at its limit price and will reevaluate the order for execution pursuant to Rule 515. If the limit price locks or crosses the current opposite side NBBO, the System will display the order one MPV away from the current opposite side NBBO, and book the order at a price that will lock the current opposite side NBBO. Should the NBBO price change to an inferior price level, the order's Book price will continuously re-price to lock the new NBBO and the managed order's displayed price will continuously re-price one MPV away from the new NBBO until (i) the order has traded to and including its limit price, (ii) the order has traded to and including its price protection limit at which any remaining contracts are cancelled, (iii) the order is fully executed or (iv) the order is cancelled. If the Exchange receives a new order or quote on the opposite side of the market from the managed order that can be executed, the System will immediately execute the remaining contracts from the initiating order to the extent possible at the order's current Book price, provided that the execution price does not violate the current NBBO. If unexecuted contracts remain from the initiating order, the order's size will be revised and the MBBO disseminated to reflect the order's remaining contracts.

(B) When the System opens without an opening transaction, and instead opens by disseminating the Exchange's best bid and offer among quotes and orders that exist in the System at that time as described in Rule 503(f)(1), non-routable orders then in the System that cross the ABBO will be cancelled and are not included in the Managed Interest Process.

(2) **Liquidity Refresh Pause for Exhausted Market Maker Quotes.** The System will pause the market for a time period not to exceed one second to allow additional orders or quotes refreshing the liquidity at the MBBO to be received ("liquidity refresh pause") when at the time of receipt or reevaluation of the initiating order by the System: (A) either the initiating order is a limit order whose limit price crosses the NBBO or the initiating order is a market order, and the limit order or market order could only be partially executed; (B) a Market Maker quote was all or part of the MBBO when the MBBO is alone at the NBBO; and (C) and the Market Maker quote was exhausted.

At the start of the liquidity refresh pause, the System will broadcast a liquidity refresh message to subscribers of the Exchange's data feeds, providing a description of the option and the size and side of the order and the exhausted MBBO price. In addition, during the liquidity refresh pause the System will display the remainder of the initiating order at the exhausted MBBO price, and on the opposite side of the market, the Exchange's next bid (or offer) as non-firm (or in the absence thereof, a price of zero with a size of zero). If the NBBO was crossed when the initiating order was received, the System will continue to process the initiating order in accordance with paragraph (c) of this Rule and will not pause the market or broadcast a liquidity refresh message.

(i) **During the Liquidity Refresh Pause**. During the liquidity refresh pause the following provisions will apply:

(A) All market participants can respond to the liquidity refresh message broadcast during the liquidity refresh pause;

(B) If the Exchange receives a new order or quote on the opposite side of the market from the initiating order's remaining contracts, which locks or crosses the original NBBO, the System will immediately execute the remaining contracts from the initiating order to the extent possible at the original NBBO price provided it does not trade at a price inferior to the current NBBO. If unexecuted contracts remain from the initiating order, the MBBO will be revised and disseminated to reflect the initiating order's displayed price and remaining size;

(C) If the Exchange receives a new order or quote on the same side of the market as the initiating order's remaining contracts, which locks or crosses the original NBBO, the liquidity refresh pause will be terminated early. The initiating order and any new order(s) or quote(s) on the same side of the market received during the liquidity refresh pause will be processed in the order in which they were received. Thus, the initiating order will be executed first and any additional order(s) or quote(s) will be executed in order of receipt;

(D) If all of the remaining contracts in the initiating order and any new order(s) or quote(s) on the same side of the market received during the liquidity refresh pause are traded or cancelled during the liquidity refresh pause, the liquidity refresh pause will be terminated early and normal trading will resume;

(E) If the Exchange receives an Immediate or Cancel ("IOC") or a Fill or Kill ("FOK") order on the same side of the market as the initiating order's remaining contracts, the System will immediately cancel the IOC and FOK orders unless the IOC or FOK order on the same side of the market as the initiating order locks or crosses the opposite side NBBO, in which case the liquidity refresh pause will be terminated early. If the liquidity refresh pause was terminated due to the receipt of an IOC or FOK, the initiating order and any new order(s) or quote(s) on the same side of the market received during the liquidity refresh pause and the IOC or FOK will be processed in the order in which they were received, with the initiating order being processed first and the IOC or FOK being processed last;

(F) If the Exchange receives an Auction or Cancel ("AOC") order on the same side of the market as the initiating order's remaining contracts, the System will immediately reject the AOC order;

(G) If the Exchange receives an ISO on the same side of the market as the initiating order's remaining contracts, the liquidity refresh pause will be terminated early. If the liquidity refresh pause was terminated due to the receipt of an ISO, the initiating order and any new order(s) or quote(s) on the same side of the market received during the liquidity refresh pause and the ISO will be processed in the order in which they were received, with the initiating order being processed first and the ISO being processed last;

(H) If the NBBO becomes crossed during the pause, the pause will terminate immediately and the provisions following the end of the liquidity refresh pause will apply; and

(I) If the ABBO on the same side of the market as the initiating order crosses the original NBBO price, the liquidity refresh pause will be terminated early and normal trading will resume.

(ii) **End of the Liquidity Refresh Pause**. At the end of the timer, the initiating order and any same side joiners received during the timer will trade against opposite side interest in the order in which they were received at multiple price points up to the current NBBO. If at the end of the liquidity refresh pause all orders and quotes were not completely filled or cancelled, the System will reevaluate the order for execution pursuant to Rule 515 until exhausted.

(d) **Handling of Market Maker Orders and Quotes.** If a Market Maker order or quote could not be executed or could not be executed in full upon receipt, the System will continue to execute the Market Maker's order or quote at multiple prices until (i) the Market Maker's quote has been exhausted or its order has been completely filled; (ii) the executions have reached the Market Maker's limit price; or (iii) further executions will trade at a price inferior to the ABBO, whichever occurs first. For a Market Maker order or quote that locks or crosses the ABBO, the System will manage such order or quote in accordance with the following. Once the System can no longer execute the Market Maker's order or quote, the System will display the order or quote one MPV away from the current opposite side NBBO and book the order or quote at a price that will internally lock the current opposite side NBBO. Should the NBBO price change to an inferior price level, the Market Maker order or quote's Book price will continuously re-price to lock the new NBBO and the Market Maker order or quote's displayed price will continuously re-price one MPV away from the new NBBO, until the Market Maker order or quote reaches its original limit price, is fully executed or cancelled. If the Exchange receives a new order or quote on the opposite side of the market from the Market Maker order or quote that can be executed, the System will immediately execute the remaining contracts from the Market Maker order or quote to the extent possible at the Market Maker order or quote's current Book bid or offer price, provided that the execution price does not violate the current NBBO. If unexecuted contracts remain from the Market Maker's order or quote, the order or quote size will be revised and the MBBO disseminated to reflect the order or quote's remaining contracts.

(e) **Handling of Immediate-or-Cancel ("IOC") Orders.** As defined in Rule 516(c), an IOC order is a limit order that is to be executed in whole or in part upon receipt, with any portion not so executed cancelled. Market participants may designate price protection instructions on an order by order basis for IOC orders in the manner described in paragraph (c)(1) above. If an IOC order is executable against orders and quotes in the System and MIAX is the only exchange at the NBBO when an IOC order is received by the System, the System will execute the IOC order at the NBBO price or better and if the IOC order could not be executed in full the System may also execute the IOC order's remaining contracts at multiple prices not to exceed the IOC order's limit price or the order's price protection limit, provided the execution does not trade at a price inferior to the current ABBO. If other exchanges in addition to MIAX are also at the NBBO when the IOC order is received, the System will execute the IOC order at the NBBO price and cancel any remaining unexecuted contracts from the IOC order. If the MBBO is not at the NBBO at the time the IOC order is received or the IOC order is not executable against any orders or quotes in the System, the IOC order will be immediately cancelled. Contracts remaining from an IOC order will not be eligible for automatic resubmission as a new order for Members who have instructed the Exchange in writing to re-enter remaining contracts.

(f) **Handling of Fill-or-Kill ("FOK") Orders.** As defined in Rule 516(b)(2), an FOK order is a limit order that is to be executed in its entirety at a single price upon receipt and if not so executed cancelled. Market participants may designate price protection instructions on an order by order basis for FOK orders in the manner described in paragraph (c)(1) above. If an FOK order is fully executable against orders and quotes in the System and MIAX is at the NBBO when an FOK order is received or reevaluated after the termination of a liquidity refresh pause by the System, the System will execute the FOK order at the NBBO price or better and if the FOK order could not be executed in full at a single price, the FOK order is cancelled. If the MBBO is not at the NBBO at the time the FOK order is received or reevaluated after the termination of a liquidity refresh pause or the FOK order is not fully executable against any orders or quotes in the System, the FOK order will be immediately cancelled. An FOK order will not be eligible for automatic resubmission as a new order for Members who have instructed the Exchange in writing to re-enter remaining contracts.

(g) **Handling of Intermarket Sweep Orders and Intermarket Sweep eQuote ("ISOs").** As defined in Rule 516(f) and Rule 517(a)(2)(vi), ISOs are immediately executable in the System and are not eligible for routing to another exchange. As noted above, ISOs will not be handled in accordance with the price protection processes set forth in paragraph (c). The System will execute an ISO at multiple prices until (i) the ISO has been exhausted or its order has been completely filled; or (ii) the executions have reached the ISO's limit order price, whichever occurs first. Unexecuted contracts remaining from an ISO order will be immediately cancelled and are not eligible for automatic resubmission as a new order for Members who have instructed the Exchange in writing to re-enter remaining contracts.

(h) **Crossing Orders.**

(1) Customer Cross Orders, as defined in Rule 516(i), are automatically executed upon entry provided that the execution (i) is at or between the best bid and offer on the Exchange; (ii) is not at the same price as a Priority Customer Order on the Exchange's Book; and (iii) will not trade at a price inferior to the NBBO. If trading interest exists on the MIAX Book that is subject to the liquidity refresh pause or managed interest process pursuant to Rule 515(c), or a route timer pursuant to Rule 529 when the Exchange receives a Customer Cross Order, the System will

reject the Customer Cross Order. If trading interest exists that is subject to a PRIME Auction or PRIME Solicitation Auction pursuant to Rule 515A when the Exchange receives a Customer Cross Order, the System will reject the Customer Cross Order.

(A) Customer Cross Orders will be automatically canceled if they cannot be executed.

(B) Customer Cross Orders may only be entered in the minimum trading increments applicable to the options class under Rule 510.

(C) Rule 520; Interpretations and Policies .01 applies to the entry and execution of Customer Cross Orders.

(2) Qualified Contingent Cross Orders, as defined in Rule 516(j), are automatically executed upon entry provided that the execution (i) is not at the same price as a Priority Customer Order on the Exchange's Book; and (ii) is at or between the NBBO. If trading interest exists on the MIAX Book that is subject to the liquidity refresh pause or managed interest process pursuant to Rule 515(c), or a route timer pursuant to Rule 529 when the Exchange receives a Qualified Contingent Cross Order, the System will reject the Qualified Contingent Cross Order. If trading interest exists that is subject to a PRIME Auction or PRIME Solicitation Auction pursuant to Rule 515A when the Exchange receives a Qualified Contingent Cross Order, the System will reject the Qualified Contingent Cross Order.

(A) Qualified Contingent Cross Orders will be automatically canceled if they cannot be executed.

(B) Qualified Contingent Cross Orders may only be entered in the minimum trading increments applicable to the options class under Rule 510.

Interpretations and Policies:

.01 A Member may submit written instructions to the Exchange designating orders the Member submits as eligible for automatic resubmission when the order or any remaining part of the order has been automatically cancelled by the System. The resubmitted order will be automatically submitted as a new order. This automatic resubmission functionality of the System will not apply to Immediate or Cancel, Fill or Kill or Intermarket Sweep Orders.

.02 In the course of the Managed Interest Process for Non-Routable Orders as provided in subparagraph (c)(1)(ii), if managed interest becomes tradable at multiple price points on MIAX due to the ABBO transitioning from a crossed state to an uncrossed state, the midpoint of the MBBO, rounded up to the nearest MPV if necessary, will be used for the initial trade price. If locking or crossing interest remains, the next trade occurs at the Book price of the interest with lesser size. Trades will continue to occur until (a) all locking or crossing interest has been satisfied, (b) the ABBO is reached at which the interest will be managed according to subparagraph (c)(1)(ii), (c) the order's limit price with any remaining contracts being booked, or (d) the order's price protection limit at which any remaining contracts being canceled.

.03 The System will cap individual responses received during a liquidity refresh pause timer on the opposite side from an the initiating order to the size of the initiating order and any same side joiners received during the liquidity refresh pause timer for purposes of pro-rata allocation against the initiating order and any same side joining interest received during the liquidity refresh pause.

[Adopted: December 3, 2012; amended April 17, 2014 (SR-MIAX-2014-08); amended May 20, 2014 (SR-MIAX-2014-17); amended August 4, 2014 (SR-MIAX-2014-28); amended June 11, 2015 (SR-MIAX-2015-19); amended January 20, 2016 (SR-MIAX-2016-03)]

Rule 515A. MIAX Price Improvement Mechanism ("PRIME") and PRIME Solicitation Mechanism

(a) **Price Improvement Mechanism ("PRIME").** PRIME is a process by which a Member may electronically submit for execution ("Auction") an order it represents as agent ("Agency Order") against principal interest, and/or an Agency Order against solicited interest.

(1) **Auction Eligibility Requirements.** A Member (the "Initiating Member") may initiate an Auction provided all of the following are met:

(i) the Agency Order is in a class designated as eligible for PRIME as determined by the Exchange and within the designated Auction order eligibility size parameters as such size parameters are determined by the Exchange; and

(ii) the Initiating Member must stop the entire Agency Order as principal or with a solicited order at the better of the NBBO or the Agency Order's limit price (if the order is a limit order).

(2) **Auction Process.** Only one Auction may be ongoing at any given time in an option and Auctions in the same option may not queue or overlap in any manner. The Auction may not be cancelled and shall proceed as follows:

(i) **Auction Period and Request for Responses (RFRs).**

(A) To initiate the Auction, the Initiating Member must mark the Agency Order for Auction processing, and specify (i) a single price at which it seeks to cross the Agency Order (with principal interest and/or a solicited order) (a "single-price submission"), including whether the Initiating Member elects to have last priority in allocation, or (ii) that it is willing to automatically match ("auto-match") as principal the price and size of all Auction responses up to an optional designated limit price in which case the Agency Order will be stopped at the better of the NBBO, or the Agency Order's limit price. For both single price submissions and auto-match, if the MBBO on the same side of the market as the Agency Order represents a limit order on the Book, the stop price must be at least $0.01 increment better than the booked order's limit price. Once the Initiating Member has submitted an Agency Order for processing pursuant to this subparagraph, such submission may not be modified or cancelled. For both a single price submission and auto-match, the stopped price specified by the Initiating Member on the Agency Order shall be the "initiating price" for the Auction.

(B) When the Exchange receives a properly designated Agency Order for auction processing, a Request for Responses ("RFR") detailing the option, side, size, and initiating price will be sent to all subscribers of the Exchange's data feeds.

(C) The RFR will last for 500 milliseconds.

(D) Members may submit responses to the RFR (specifying prices and sizes). RFR responses shall be an Auction or Cancel ("AOC") order or an AOC eQuote. Such responses cannot cross the disseminated MBBO on the opposite side of the market from the response.

(E) RFR responses shall not be visible to other Auction participants, and shall not be disseminated to OPRA.

(F) The minimum price increment for RFR responses and for the Initiating Member's submission shall be $0.01 increment, regardless if the class trades in another increment.

(G) An RFR response with a size greater than the size of the Agency Order will be capped at the size of the Agency Order.

(H) RFR responses may be cancelled.

(ii) **Conclusion of Auction.** The Auction shall conclude at the sooner of (A) through (G) below with the Agency Order executing pursuant to paragraph (iii) below.

(A) The end of the RFR period;

(B) Upon receipt by the System of an unrelated order (in the same option as the Agency Order) on the opposite side of the market from the RFR responses, that is marketable against either the NBBO, the initiating price, or the RFR responses;

(C) Upon receipt by the System of an unrelated order (in the same option as the Agency Order) on the same side of the market as the RFR responses, that is marketable against the NBBO.

(D) Upon receipt by the System of an unrelated limit order (in the same option as the Agency Order) on the opposite side of the market from the Agency Order that improves any RFR response;

(E) Any time an RFR response matches the NBBO on the opposite side of the market from the RFR responses;

(F) Any time there is a quote lock in the subject option on the Exchange pursuant to Rule 1402; or

(G) Any time there is a trading halt in the option on the Exchange.

(iii) **Order Allocation**. At the conclusion of the Auction, the Agency Order will be allocated at the best price(s) pursuant to the matching algorithm in effect for the class subject to the following:

(A) Such best prices include non-Auction quotes and orders.

(B) Priority Customer orders resting on the Book before, or that are received during, the Response Time Interval and Priority Customer RFR responses shall, collectively have first priority to trade against the Agency Order. The allocation of an Agency Order against the Priority Customer orders resting in the Book, Priority Customer orders received during the Response Time Interval, and Priority Customer RFR responses shall be in the sequence in which they are received by the System.

(C) Market Maker priority quotes and RFR responses from Market Makers with priority quotes will collectively have second priority. The allocation of Agency Orders against these contra sided quotes and RFR responses shall be on a size pro rata basis as defined in Rule 514(c)(2).

(D) Professional Interest orders resting in the Book, Professional Interest orders placed in the Book during the Response Time Interval, Professional Interest quotes, and Professional Interest RFR responses will collectively have third priority. The allocation of Agency Orders against these contra sided orders and RFR Responses shall be on a size pro rata basis as defined in Rule 514(c)(2).

(E) No participation entitlement shall apply to orders executed pursuant to this Rule.

(F) If an unrelated market or marketable limit order on the opposite side of the market as the Agency Order was received during the Auction and ended the Auction, such unrelated order shall trade against the Agency Order at the midpoint of the best RFR response (or in the absence of a RFR response, the initiating price) and the NBBO on the other side of the market from the RFR responses (rounded towards the disseminated quote when necessary).

(G) If an unrelated non-marketable limit order on the opposite side of the market as the Agency Order was received during the Auction and ended the Auction, such unrelated order shall trade against the Agency Order at the midpoint of the best RFR response and the unrelated order's limit price (rounded towards the unrelated order's limit price when necessary).

(H) Notwithstanding (a)(2)(iii)(C), (D) above, if the best price equals the Initiating Member's single-price submission, the Initiating Member's single-price submission shall be allocated the greater of one contract or a certain percentage of the order, which percentage will be determined by the Exchange and may not be larger than 40%. However, if only one Member's response matches the Initiating Member's single price submission then the Initiating Member may be allocated up to 50% of the Agency Order. Thereafter, contracts shall be allocated among remaining quotes, orders and auction responses (i.e. interests other than the Initiating Member) at the single price submission price in accordance with the matching algorithm in effect for the affected class as described in sub-paragraph (a)(2)(iii) above. If all Member responses are filled (i.e., no other interest remains at the single-price submission price), any remaining contracts will be allocated to the Initiating Member at the single-price submission price.

(I) Notwithstanding (a)(2)(iii)(C), (D) above, if the Initiating Member selected the auto-match option of the Auction, the Initiating Member shall be allocated its full size of RFR responses at each price point up to the designated limit price or until a price point is reached where the balance of the Agency Order can be fully executed (the "final auto-match price point"). At the final auto-match price point, the Initiating Member shall be allocated the greater of one contract or a certain percentage of the remainder of the Agency Order, which percentage will be determined by the Exchange and may not be larger than 40%. However, if only one Member's response matches the Initiating Member's submission at the final auto-match price point, then the Initiating Member may be allocated up to 50% of the remainder of the Agency Order at the final auto-match price point. Thereafter, contracts shall be allocated among remaining quotes, orders and auction responses (i.e., interest other than the Initiating Member) at the final auto-match price point in accordance with the matching algorithm in effect for the affected class as described in sub-paragraph (a)(2)(iii) above. If all Member responses are filled (i.e., no other interest remains), any remaining contracts will be allocated to the Initiating Member at the designated limit price described in sub-paragraph (a)(2)(i)(A) above.

(J) Notwithstanding (a)(2)(iii)(C), (D) above, if the Auction does not result in price improvement over the Exchange's disseminated price at the time the Auction began, resting unchanged quotes or orders that were disseminated at the best price before the Auction began shall have priority after any Priority Customer order priority and the Initiating Member's priority (40%) have been satisfied. Any unexecuted balance on the Agency Order shall be allocated to RFR responses provided that those RFR responses will be capped to the size of the original order and that the Initiating Member may not participate on any such balance unless the Agency Order would otherwise go unfilled.

(K) If the final Auction price locks a Priority Customer order on the Book on the same side of the market as the Agency Order, then, unless there is sufficient size in the Auction responses to execute both the Agency Order and the booked Priority Customer order (in which case they will both execute at the final Auction price), the Agency Order will execute against the RFR responses at $0.01 increment worse than the final Auction price (towards the opposite side of the Agency Order) against the Auction participants that submitted the final Auction price and any balance shall trade against the Priority Customer order in the Book at such order's limit price.

(L) If the Initiating Member elected to have last priority in allocation when submitting an Agency Order to initiate an Auction against a single-price submission, the Initiating Member will be allocated only the amount of contracts remaining, if any, after the Agency Order is allocated to all other responses at the single price specified by the Initiating Member.

(M) If an unexecuted balance remains on the Auction responses after the Agency Order has been executed and such balance could trade against any unrelated order(s) that caused the Auction to conclude, then the RFR balance will trade against the unrelated order(s) on a size pro rata basis as defined in Rule 514(c)(2).

(b) **PRIME Solicitation Mechanism**. A Member that represents agency orders may electronically execute orders it represents as agent ("Agency Order") against solicited orders provided it submits both the Agency Order and solicited orders for electronic execution into the PRIME Solicitation Mechanism ("Solicitation Auction") pursuant to this Rule.

(1) **Solicitation Auction Eligibility Requirements**. A Member (the "Initiating Member") may initiate a Solicitation Auction provided all of the following are met:

(i) The Agency Order is in a class designated as eligible for Solicitation Auctions as determined by the Exchange and within the designated Solicitation Auction order eligibility size parameters as such size parameters are determined by the Exchange (however, the eligible order size may not be less than 500 standard option contracts or 5,000 mini-option contracts);

(ii) Each order entered into the Solicitation Auction shall be designated as all-or-none; and

(iii) The minimum price increment for an Initiating Member's single price submission shall be $0.01 increment.

(2) **Solicitation Auction Process**. The Solicitation Auction shall proceed as follows:

(i) **Solicitation Auction Period and Requests for Responses (RFRs).**

(A) To initiate the Solicitation Auction, the Initiating Member must mark the Agency Order for Solicitation Auction processing, and specify a single price at which it seeks to cross the Agency Order with a solicited order which shall be the "initiating price" for the Solicitation Auction.

(B) When the Exchange receives a properly designated Agency Order for Solicitation Auction processing, a RFR message indicating the option, side, size, and initiating price will be sent to all subscribers of the Exchange's data feeds.

(C) Members may submit responses to the RFR (specifying prices and sizes) during the response period (which shall be 500 milliseconds). RFR responses shall be an Auction or Cancel ("AOC") order or an AOC eQuote.

(D) RFR responses shall not be visible to other Solicitation Auction participants, and shall not be disseminated to OPRA.

(E) The minimum price increment for responses shall be the same as provided in subparagraph (b)(1)(iii) above.

(F) A response with a size greater than the size of the Agency Order will be capped at the size of the Agency Order.

(G) RFR responses may be cancelled.

(ii) **Solicitation Auction Conclusion**. The Solicitation Auction shall conclude at the sooner of:

(A) The end of the RFR period;

(B) Upon receipt by the System of an unrelated order (in the same option as the Agency Order) on the opposite side of the market from the RFR responses, that is marketable against either the NBBO, the initiating price, or the RFR responses;

(C) Upon receipt by the System of an unrelated order (in the same option as the Agency Order) on the same side of the market as the RFR responses, that is marketable against the NBBO.

(D) Upon receipt by the System of an unrelated limit order (in the same option as the Agency Order on the opposite side of the market as the Agency Order that improves any RFR response;

(E) Any time an RFR response matches the NBBO on the opposite side of the market from the RFR responses;

(F) Any time there is a quote lock on the Exchange pursuant to Rule 1402; or

(G) Any time there is a trading halt in the option on the Exchange.

(iii) **Order Allocation**. At the conclusion of the Solicitation Auction, the Agency Order will be automatically executed in full and allocated subject to the following provisions, or cancelled. The Agency Order will be executed against the solicited order at the proposed execution price, provided that:

(A) The execution price must be equal to or better than the NBBO. If the execution would take place outside the NBBO, the Agency Order and solicited order will be cancelled;

(B) There are no Priority Customer orders resting in the Book on the opposite side of the Agency Order at the proposed execution price.

1) If there are Priority Customer orders and there is sufficient size (considering all resting orders, quotes and responses) to execute the Agency Order, the Agency Order will be executed against these interests and the solicited order will be cancelled. The Agency Order will be allocated at the best price(s) pursuant to the matching algorithm in effect for the class.

2) If there are Priority Customer orders and there is not sufficient size (considering all resting orders, quotes and responses), both the Agency Order and the solicited order will be cancelled; and

(C) There is insufficient size to execute the Agency Order at an improved price(s).

1) If there is sufficient size (considering all resting orders, quotes and responses) to execute the Agency Order at an improved price(s) that is equal or better than the NBBO, the Agency Order will execute at the improved price(s) and the solicited order will be cancelled. The Agency Order will be allocated at the best price(s) pursuant to the matching algorithm in effect for the class.

Interpretations and Policies:

.01 It shall be considered conduct inconsistent with just and equitable principles of trade, in accordance with Rule 301, for any Member to enter orders, quotes, Agency Orders, or other responses for the purpose of disrupting or manipulating the Auction. Such conduct includes, but is not limited to, engaging in a pattern or practice of submitting unrelated orders that cause an Auction to conclude before the end of the RFR period and engaging in a pattern of conduct where the Member submitting the Agency Order into the PRIME breaks up the Agency Order into separate orders for two (2) or fewer contracts for the purpose of gaining a higher allocation percentage than the Member would have otherwise received in accordance with the allocation procedures contained in paragraph (a)(2)(iii) or (b)(2)(iii) above.

.02 The Auction and the Solicitation Auction may only be used to execute bona fide crossing transactions. Using the Auction and the Solicitation Auction for any other means, including but not limited to, market or price manipulation, shall be considered conduct inconsistent with just and equitable principles of trade in accordance with Rule 301.

.03 For executions pursuant to paragraph (b) above, prior to entering Agency Orders into the PRIME on behalf of customers, Initiating Members must deliver to the customer a written notification informing the customer that his order may be executed using the PRIME. The written notification must disclose the terms and conditions contained in this Rule 515A and be in a form approved by the Exchange.

.04 Members may enter contra orders that are solicited. The PRIME provides a facility for Members that locate liquidity for their customer orders. Members may not use the Solicitation Auction to circumvent Rule 520 limiting principal transactions. This may include, but is not limited to, Members entering contra orders that are solicited from (a) affiliated broker-dealers, or (b) broker-dealers with which the Member has an arrangement that allows the Member to realize similar economic benefits from the solicited transaction as it would achieve by executing the customer order in whole or in part as principal. Additionally, solicited contra orders entered by Members to trade against Agency Orders may not be for the account of a MIAX Market Maker assigned to the options class.

.05 Any determinations made by the Exchange pursuant to this Rule such as eligible classes and order size parameters shall be communicated in a Regulatory Circular.

.06 If trading interest exists on the MIAX Book that is subject to the managed interest process pursuant to Rule 515(c) or a route timer pursuant to Rule 529 for the option on the opposite of side of the market as the Agency Order and when the MBBO is equal to the NBBO, the Agency Order will be automatically executed against the managed interest or route timer interest if the execution would be at a price equal to or better than the initiating price of the Agency Order. If the Agency Order is not fully executed after the managed interest or route timer interest is fully exhausted and is no longer at a price equal to the initiating price of the Agency Order, the Auction will be initiated for the balance of the order as provided in this rule. With respect to any portion of an Agency Order that is automatically executed against managed interest or route timer interest pursuant to this paragraph .06, the exposure requirements contained in Rule 520(b) and (c) will not be satisfied just because the member utilized the PRIME.

.07 If trading interest exists on the MIAX Book that is subject to the managed interest process pursuant to Rule 515(c) or a route timer pursuant to Rule 529 for the option on the same side of the market as the Agency Order, the Agency Order will be rejected by the System prior to initiating an Auction or a Solicitation Auction. If trading interest exists on the MIAX Book that is subject to the liquidity refresh pause pursuant to Rule 515(c) for the option on the same side or opposite side of the market as the Agency Order, the Agency Order will be rejected by the System prior to initiating an Auction or a Solicitation Auction.

.08 The minimum size requirement for PRIME Auctions to start at the NBBO is subject to a Pilot Program ending July 18, 2016. The Exchange will submit certain data, as required by the Commission, to provide supporting evidence that, among other things, there is meaningful competition for all size orders within the PRIME, that there is significant price improvement for all orders executed through the PRIME, and that there is an active and liquid market functioning on the Exchange outside of the PRIME. Any raw data which is submitted to the Commission will be provided on a confidential basis.

.09 If the market is locked or crossed as defined in Rule 1402 for the option, the Agency Order will be rejected by the System prior to initiating an Auction or a Solicitation Auction.

[Adopted April 23, 2014 (SR-MIAX-2014-09); amended June 5, 2014 (SR-MIAX-2014-23); amended October 31, 2014 (SR-MIAX-2014-56); amended May 13, 2015 (SR-MIAX-2015-36); amended July 16, 2015 (SR-MIAX-2015-48)]

Rule 516. Order Types Defined

It should be noted that some of the order types defined below are valid only during certain portions of the trading day (e.g., Opening Orders) or during certain events (e.g., Auction or Cancel Orders). If a Member submits an order type during a time period when the order type is not valid, the System will reject the order. It should also be noted that not all of the order types listed and described in this rule will be initially available for use on the Exchange.

The Exchange will issue a Regulatory Circular listing which order types, among the order types set forth below, are available. Additional Regulatory Circulars will be issued as additional order types, among those order types set forth below, become available for use on the Exchange. Regulatory Circulars will also be issued when an order type that had been in usage on the Exchange will no longer be available for use.

(a) **Market Order.** A market order is an order to buy or sell a stated number of option contracts at the best price available at the time of execution.

(b) **Limit Orders**. A limit order is an order to buy or sell a stated number of option contracts at a specified price or better.

(1) **Marketable Limit Orders.** A marketable limit order is a limit order to buy (sell) at or above (below) the best offer (bid) on the Exchange.

(2) **Fill-or-Kill Orders.** A fill-or-kill order is a limit order that is to be executed in its entirety at a single price as soon as it is received and, if not so executed is cancelled. A fill-or-kill order is not valid during the opening rotation process described in Rule 503.

(3) **Non-displayed Penny Orders.** A non-displayed penny order is a limit order that specifies a one-cent price increment in an option contract that has a Minimum Price Variation pursuant to Rule 510 that is larger than one-cent. Non-displayed penny orders shall be available for execution at the stated limit price, but shall only be displayed to market participants and the public at the Minimum Price Variation for the option class. The displayed price of a non-displayed penny order will be the closest Minimum Price Variation that does not violate the limit price. The Exchange shall designate which qualifying option classes shall be eligible for non-displayed penny orders through the issuance of a Regulatory Circular. A limit order received by the Exchange with a limit price in a one cent increment will be rejected by the Exchange if the option contract is in a class that has an MPV pursuant to Rule 510 larger than one cent and has not been designated by the Exchange as being eligible for non-displayed penny orders. Notwithstanding the foregoing, limit orders that specify a one cent increment in an option contract eligible for a Minimum Price Variation pursuant to Rule 510, Interpretations and Policies .01 (i.e., the penny pilot program) will be displayed at its limit price in accordance with that program or if the limit price would lock or cross the NBBO, be handled in accordance with the managed interest process described in Rule 515(c)(1)(ii). There are no "non-displayed" penny orders in an option contract that has a one-cent Minimum Price Variation pursuant to Rule 510, Interpretations and Policies .01 (i.e., the penny pilot program).

(4) **Auction or Cancel Orders.** An Auction-or-Cancel or "AOC" order is a limit order used to provide liquidity during a specific Exchange process (such as the Opening Imbalance process described in Rule 503) with a time in force that corresponds with that event. AOC orders are not displayed to any market participant, are not included in the MBBO and therefore are not eligible for trading outside of the event, may not be routed, and may not trade at a price inferior to the away markets.

(c) **Immediate-or-Cancel Orders.** An immediate-or-cancel order is an order that is to be executed in whole or in part upon receipt. Any portion not so executed is cancelled. An immediate-or-cancel order is not valid during the opening rotation process described in Rule 503.

(d) **WAIT Orders.** "WAIT" shall mean for orders so designated, that upon entry into the System, the order is held for one second without processing for potential display and/or execution. After one second, the order is processed for potential display and/or execution in accordance with all order entry instructions as determined by the entering party.

(e) **Attributable Order**. An Attributable Order is a market or limit order which displays the user firm ID for purposes of trading on the Exchange. Use of Attributable Orders is voluntary. Attributable Orders entered into the Exchange System will be available for execution but may not display the user firm ID for all Exchange processes. The Exchange will issue a Regulatory Circular specifying the Exchange processes and the class(es) of securities for which the Attributable Order type shall be available.

(f) **Intermarket Sweep Order.** An Intermarket Sweep Order or "ISO", as defined in Rule 1400(h), is a limit order that is designated by a Member as an ISO in the manner prescribed by the Exchange, and is executed within the System by Members without respect to Protected Quotations of other Eligible Exchanges as defined in Rule 1400(p) and (f). ISOs are immediately executable within the System and shall not be eligible for routing. ISOs that are not designated as immediate or cancel will be cancelled by the System if not executed upon receipt. Simultaneously with the routing of an ISO to the System, one or more additional limit orders, as necessary, are routed by the entering Member to execute against the full displayed size of any Protected Bid or Protected Offer (as defined in Rule 1400(o)) in the case of a limit order to sell or buy with a price that is superior to the limit price of the limit order identified as an ISO. These additional routed orders must be identified as ISOs. An ISO is not valid during the opening rotation process described in Rule 503.

(g) **Do Not Route Order.** A Do Not Route or "DNR" order is an order that will never be routed outside of the Exchange regardless of the prices displayed by away markets. A DNR order may execute on the Exchange at a price equal to or better than, but not inferior to, the best away market price but, if that best away market remains, the DNR order will be handled in accordance with the managed interest process described in Rule 515(c)(1)(ii).

(h) **Opening Order**. An Opening or "OPG" Order is an order that is valid only for the opening process.

(i) **Customer Cross Order.** A Customer Cross Order is comprised of a Priority Customer Order to buy and a Priority Customer Order to sell at the same price and for the same quantity. A Customer Cross Order is not valid during the opening rotation process described in Rule 503.

(j) **Qualified Contingent Cross Order**. A Qualified Contingent Cross Order is comprised of an originating order to buy or sell at least 1,000 contracts, or 10,000 mini-option contracts, that is identified as being part of a qualified contingent trade, as that term is defined in Interpretations and Policies .01 below, coupled with a contra-side order or orders totaling an equal number of contracts. A Qualified Contingent Cross Order is not valid during the opening rotation process described in Rule 503.

(k) **Day Limit Order.** A Day Limit Order is an order to buy or sell which, if not executed, expires at the end of trading in the security on the day on which it was entered.

(l) **Good 'Til Cancelled Order.** A Good 'til Cancelled or "GTC" Order is an order to buy or sell which remains in effect until it is either executed, cancelled or the underlying option expires.

Interpretations and Policies:

.01 A "qualified contingent trade" is a transaction consisting of two or more component orders, executed as agent or principal, where:

(a) At least one component is an NMS Stock, as defined in Rule 600 of Regulation NMS under the Exchange Act;

(b) all components are effected with a product or price contingency that either has been agreed to by all the respective counterparties or arranged for by a broker-dealer as principal or agent;

(c) the execution of one component is contingent upon the execution of all other components at or near the same time;

(d) the specific relationship between the component orders (e.g., the spread between the prices of the component orders) is determined by the time the contingent order is placed;

(e) the component orders bear a derivative relationship to one another, represent different classes of shares of the same issuer, or involve the securities of participants in mergers or with intentions to merge that have been announced or cancelled; and

(f) the transaction is fully hedged (without regard to any prior existing position) as a result of other components of the contingent trade.

[Adopted: December 3, 2012; amended June 4, 2013 (SR-MIAX-2013-27); amended April 17, 2014 (SR-MIAX-2014-08); amended May 21, 2014 (SR-MIAX-2014-22)]

Rule 517. Quote Types Defined

Market Makers may communicate to the Exchange bids and offers using one or more of the following quote types. All of the bids and offers in the quote types described below shall be firm in accordance with the Market Maker's obligations under Exchange Rules and Rule 602 of Regulation NMS. However, bids and offers in certain of the eQuote types, as identified in paragraph (d) below, will not be disseminated by the Exchange to quotation vendors in accordance with Rule 602 of Regulation NMS given their limited time in force contingencies. Some of the quote types defined below are valid only during certain portions of the trading day (e.g., Opening Only eQuotes) or during certain events (e.g., Auction or Cancel eQuotes). If a Member submits a quote type during a time period when the quote type is not valid, the System will reject the quote. Not all of the quote types listed and described in this rule will be initially available for use on the Exchange. The Exchange will issue a Regulatory Circular listing which quote types, among those quote types set forth below, are available. Additional Regulatory Circulars will be issued as additional quote types, among those quote types set forth below, become available for use on the Exchange. Regulatory Circulars will also be issued when a quote type that had been in usage on the Exchange will no longer be available for use.

(a) **Quote Types:**

(1) **Standard Quote.** A Standard quote is a quote submitted by a Market Maker that cancels and replaces the Market Maker's previous Standard quote, if any; and

(2) **eQuote.** An eQuote is a quote with a specific time in force that does not automatically cancel and replace a previous Standard quote or eQuote. An eQuote can be cancelled by the Market Maker at any time, or can be replaced by another eQuote that contains specific instructions to cancel an existing eQuote.

(i) **Day eQuote.** A Day eQuote is a quote submitted by a Market Maker that does not automatically cancel or replace the Market Maker's previous Standard quote or eQuote. Day eQuotes will expire at the close of trading each trading day. The Exchange reserves the right to limit the number of Day eQuotes that a single Market Maker may place on the same side of an individual option. The same limit will apply to all types of Market Makers. If the Exchange determines to establish a limit, it will be no more ten Day eQuotes on the same side of an individual option. The Exchange will publish the limit through the issuance of a Regulatory Circular.

(ii) **Auction or Cancel eQuote ("AOC").** An Auction or Cancel or "AOC" eQuote is a quote submitted by a Market Maker to provide liquidity in a specific Exchange process (such as the Opening Imbalance Process described in Rule 503) with a time in force that corresponds with the duration of that event and will automatically expire at the end of that event. AOC eQuotes are not displayed to any market participant, are not included in the MBBO and therefore are not eligible for trading outside of the event. An AOC eQuote does not automatically cancel or replace the Market Maker's previous Standard quote or eQuote.

(iii) **Opening Only eQuote ("OPG").** An opening only or "OPG" eQuote is a quote that can be submitted by a Market Maker only during the Opening as set forth in Rule 503. An OPG eQuote does not automatically cancel or replace the Market Maker's previous Standard quote or eQuote. OPG eQuotes will automatically expire at the end of the Opening Process.

(iv) **Immediate or Cancel eQuote.** An immediate or cancel or "IOC" eQuote is an eQuote submitted by a Market Maker that must be matched with another quote or order for an execution in whole or in part upon receipt into the System. Any portion of the IOC eQuote not executed will be immediately canceled. An IOC eQuote does not automatically cancel or replace the Market Maker's previous Standard quote or eQuote. An IOC eQuote is not valid during the opening rotation process described in Rule 503.

(v) **Fill or Kill eQuote.** A fill or kill or "FOK" eQuote is an eQuote submitted by a Market Maker that must be matched with another quote or order for an execution in its entirety at a single price upon receipt into the System or will be immediately cancelled. An FOK eQuote does not automatically cancel or replace the Market Maker's previous Standard quote or eQuote. An FOK eQuote is not valid during the opening rotation process described in Rule 503.

(vi) **Intermarket Sweep eQuote.** A Market Maker may submit an intermarket sweep eQuote to the Exchange only if it has simultaneously routed one or more Intermarket Sweep Orders to execute against the full displayed size of any Protected Bid (as defined in Rule 1400(o)), in the case of an intermarket sweep offer to sell, or Protected Offer (as defined in Rule 1400(o)), in the case of an intermarket sweep bid to buy, an option with a price that is superior to the intermarket sweep eQuote. Intermarket sweep eQuotes that are not designated as immediate or cancel will be cancelled by the System if not executed upon receipt. Intermarket sweep eQuotes do not automatically cancel or replace the Market Maker's previous Standard quote or eQuote. An intermarket sweep eQuote is not valid during the opening rotation process described in Rule 503.

(b) **Quote Priority**

(1) For trade allocation purposes, quotes will be considered either priority quotes (i.e., trade allocation will be in accordance with Rule 514(e), which provides priority quotes with precedence over all Professional Interest) or non-priority quotes (i.e., trade allocation will be in accordance with Rule 514(e), which also provides non-priority quotes are considered together with all other Professional Interest) based upon a Market Maker's quote width at certain times as described below.

(i) **Priority Quotes.** To be considered a priority quote, at the time of execution, each of the following standards must be met:

(A) the bid/ask differential of a Market Maker's two-sided quote pair must be valid width (no wider than the bid/ask differentials outlined in Rule 603(b)(4))

(B) the initial size of both of the Market Maker's bid and the offer must be in compliance with the requirements of Rule 604(b)(2);

(C) the bid/ask differential of a Market Maker's two-sided quote pair must meet the priority quote width requirements defined below in subparagraph (ii) for each option; and

(D) either of the following are true:

1. At the time a locking or crossing quote or order enters the System, the Market Maker's two-sided quote pair must be valid width for that option and must have been resting on the Book; or

2. Immediately prior to the time the Market Maker enters a new quote that locks or crosses the MBBO, the Market Maker must have had a valid width quote already existing (i.e., exclusive of the Market Maker's new marketable quote or update) among his two-sided quotes for that option.

(ii) **Priority Quote Width Standard.** The priority quote width standard will be established by the Exchange and filed with the Commission in accordance with Section 19 of the Exchange Act and Rule 19b-4 thereunder. The priority quote width standard established by the Exchange can have bid/ask differentials as narrow as one MPV, as wide but never wider than the than the bid/ask differentials outlined in Rule 603(b)(4), or somewhere in between. Notwithstanding the foregoing, until such time as the Exchange has submitted and received approval of a rule change establishing narrower bid/ask differentials, the priority quote width standard will be the bid/ask differentials outlined in Rule 603(b)(4).

(iii) **Non-Priority Quotes.** Any time a Market Maker's quotes fail to meet the valid width criteria as outlined in Rule 517(b)(1)(i) and (ii) above, quotations for that Market Maker shall be considered non-priority and trading interest resulting from that quotation shall be allocated with other Professional Interest.

(2) For purposes of determining a valid width market, only a Market Maker's highest quote bid and lowest quote offer from its Standard quotes and Day eQuotes will be considered.

(c) The bids and offers of Standard quotes and Day eQuotes shall be disseminated by the Exchange if, in accordance with Rule 602 of Regulation NMS, they represent the MBBO.

(d) Bids and offers in the following limited time in force eQuote types will not be disseminated by the Exchange in accordance with Rule 602 of Regulation NMS. In addition, executions resulting from the following eQuote types will not be used by the Exchange's Aggregate Risk Manager to determine whether the Market Maker has exceeded the Allowable Exchange Percentage as more fully described in Rule 612:

(1) Auction or Cancel eQuote;

(2) Opening Only eQuote;

(3) Immediate or Cancel eQuote;

(4) Fill or Kill eQuote; and

(5) Immediate or Cancel Intermarket Sweep eQuote.

[Adopted: December 3, 2012]

Rule 518. [Reserved]

Rule 519. MIAX Order Monitor

(a) **Order Price Protections**. In order to avoid the occurrence of potential obvious or catastrophic errors on the Exchange, the System will take the following steps in accordance with the MIAX Order Monitor, which will prevent certain orders from executing or being placed on the Book at prices outside pre-set standard limits. Beginning after the Opening Process is complete, the MIAX Order Monitor will be operational each trading day until the close of trading. The MIAX Order Monitor will not be operational during a trading halt.

(1) **Market Orders to Sell.**

(i) If the Exchange upon initial receipt or reevaluation evaluates a market order to sell an option when the national best bid is zero and the Exchange's disseminated offer is equal to or less than $0.10, the System will convert the market order to sell to a limit order to sell with a limit price of one Minimum Trading Increment. In this case, such sell orders will automatically be placed on the Book in time priority and will be displayed at the appropriate Minimum Price Variation.

(ii) If the Exchange upon initial receipt or reevaluation evaluates a market order to sell an option when the national best bid is zero and the national best offer is greater than $0.10, the System will cancel the market order to sell.

(2) **Market Orders to Buy or Sell.**

(i) If the differential between the bid and the offer of the NBBO is equal to or greater than $5.00, market orders to buy or sell will be rejected by the System upon receipt.

(ii) Notwithstanding the foregoing, certain options classes may be designated by the Exchange as Extended Market Width classes and as such will be exempt from subparagraph (a)(2)(i) above. A list of Extended Market Width classes will be made available to Members through the issuance of a Regulatory Circular.

(3) **Limit Orders to Buy Or Sell.**

(i) The System will reject an incoming limit order that crosses the contra-side NBBO by at least 50% or $2.50, whichever is less. (i) The following examples illustrate those situations where lower priced limit orders are rejected because they cross the NBBO by at least 50%: (A) if the NBBO on the offer side is $4.00, an order to buy options for $6.00 or more will be rejected; and (B) if the NBBO on the bid side is $4.00, an order to sell options for $2.00 or less will be rejected. (ii) Additionally, the following are examples of those situations where higher priced limit orders are rejected because they cross the NBBO by $2.50 or more: (A) if the NBBO on the offer side is $12.00, an order to buy options for $14.50 or more will be rejected; and (B) if the NBBO on the bid side is $12.00, an order to sell options for $9.50 or less will be rejected.

(ii) Notwithstanding the foregoing, with respect to limit orders to sell, the MIAX Order Monitor will not be activated under this paragraph (a)(3), when the NBBO on the bid side is equal to or less than $0.25. Thus, the System will accept all limit orders to sell regardless of price during this time.

(b) **Order Size Protections.** The System will prevent certain orders from executing or being placed on the Book if the size of the order exceeds the order size protection designated by the Member. If the maximum size of orders is not designated by the Member, the Exchange will set a maximum size of orders on behalf of the Member by default. Members may designate or disable the order size protection on a firm wide basis. The default maximum size of orders will be determined by the Exchange and announced to Members through a Regulatory Circular.

(c) **Open Order Protection.** The System will reject any orders that exceed the maximum number of open orders held in the System on behalf of a particular Member, as designated by the Member. Members may designate or disable the open order protection on a firm wide basis. If the maximum number of open orders is not designated by the Member, the Exchange will set a maximum number of open orders on behalf of the Member by default. The default maximum number of open orders will be determined by the Exchange and announced to Members through a Regulatory Circular.

(d) **Open Contract Protection.** The System will reject any orders that exceed the maximum number of open contracts represented by orders held in the System on behalf of a particular Member, as designated by the Member. Members may designate or disable the open contract protection on a firm wide basis. If the maximum number of open contracts is not designated by the Member, the Exchange will set a maximum number of open contracts on behalf of the Member by default. The default maximum number of open contracts will be determined by the Exchange and announced to Members through a Regulatory Circular.

Interpretations and Policies:

.01 For purposes of this rule, in singly listed series the MBBO shall be deemed to be the NBBO.

.02 The order price protections of the MIAX Order Monitor pursuant to section (a) will not apply to incoming orders marked as Intermarket Sweep Orders (ISO).

[Adopted: December 3, 2012; amended May 17, 2014 (SR-MIAX-2014-17); amended May 22, 2014 (SR-MIAX-2014-20); amended November 13, 2015 (SR-MIAX-2015-64)]

Rule 519A. Risk Protection Monitor

(a) The MIAX System will maintain a counting program ("counting program") for each participating Member that will count the number of orders entered and the number of contracts traded via an order entered by a Member on the Exchange within a specified time period that has been established by the Member (the "specified time period"). The maximum duration of the specified time period will be established by the Exchange and announced via a Regulatory Circular. Members may establish an Allowable Order Rate and/or an Allowable Contract Execution Rate. When a Member's order is entered or when an execution of a Member's order occurs, the System will look back over the specified time period to determine whether the order entered or the execution that occurred triggers the Risk Protection Monitor. Members may establish whether the Risk Protection Monitor, when triggered, will (i) prevent the System from receiving any new orders in all series in all classes from the Member; or (ii) prevent the System from receiving any new orders in all series in all classes from the Member and cancel all existing Day orders in all series in all classes from the Member; or (iii) send a notification that the Risk Protection Monitor has been triggered without any further preventative or cancellation action by the System.

(b) The System will trigger the Risk Protection Monitor when the counting program has determined either (i) that a Member has entered during the specified time period a number of orders exceeding their Allowable Order Rate, or (ii) that a Member has executed during the specified time period a number of contracts exceeding their Allowable Contract Execution Rate. Once engaged, the Risk Protection Monitor will then automatically either prevent the System from receiving any new orders in all series in all classes from the Member, and cancel all existing Day orders in all series in all classes from the Member (if designated by the Member's instructions), or send a notification without any further preventative or cancellation action by the System. When engaged, the Risk Protection Monitor will still allow the Member to interact with existing orders entered prior to exceeding the Allowable Order Rate or the Allowable Contract Execution Rate, including sending cancel order messages and receiving trade executions from those orders. The Risk Protection Monitor shall remain engaged until the Member communicates with the Help Desk to enable the acceptance of new orders.

Interpretations and Policies:

.01 Member Grouping.

(a) Members may elect to group with other Members to enable the Risk Protection Monitor to apply collectively to the group. The Members in the group must designate a group owner. Members may elect to group provided that either: (i) there is at least 75% common ownership between the firms as reflected on each firm's Form BD, Schedule A; or (ii) there is written authorization signed by all Members in the group and the group owner maintains exclusive control of all orders sent to the Exchange from each MPID within the group.

(b) A Member may elect to group with the Member's clearing firm. A clearing firm may also elect to group several Members to enable the Risk Protection Monitor to apply collectively to the group with the clearing firm designated as the group owner, provided that the clearing firm serves as the clearing firm for all the MPIDs of the group and there is written authorization signed by the clearing firm and each Member of the group. A clearing firm that has grouped several Members may only receive warning messages pursuant to Interpretation and Policy .03 of this Rule, unless one Member of the group maintains exclusive control of all orders sent to the Exchange from each MPID within the group.

(c) The Risk Protection Monitor for groups will operate in the same manner as described in paragraphs (a) and (b) of Rule 519A, except that: (i) the counting program will count the number of orders entered and the number of contracts traded resulting from an order entered by all MPIDs in the group collectively; (ii) the System will trigger the Risk Protection Monitor when the group collectively exceeds either the Allowable Order Rate or Allowable Contract Execution Rate for the group; (iii) once engaged, the Risk Protection Monitor will then either automatically prevent the System from receiving any new orders in all series in all classes from each MPID in the group, and, if designated by the group owner's instructions, cancel all existing Day orders in all series in all classes from the group, or send a notification without any further preventative or cancellation action by the System; and (iv) only the designated group owner may request through the Help Desk to enable the acceptance of new orders for all the Members of the group.

.02 PRIME Orders, PRIME Solicitation Orders and GTC Orders do not participate in the Risk Protection Monitor. However, the System does include such PRIME Orders, PRIME Solicitation Orders and GTC Orders in the counting program for purposes of this Rule. PRIME Orders, PRIME Solicitation Orders and Customer-to-Customer Orders will each be counted as two orders for the purpose of calculating the Allowable Order Rate. Once engaged, the Risk Protection Monitor will not cancel any existing PRIME Orders, PRIME Solicitation Orders, AOC orders, OPG orders, or GTC orders. PRIME Orders, PRIME Solicitation Orders and GTC Orders will remain in the System available for trading when the Risk Protection Monitor is engaged.

.03 Members may elect to receive warning notifications indicating that a specific percentage of an Allowable Order Rate or an Allowable Contract Execution Rate has been met.

.04 At the request of a Member or in order to maintain a fair and orderly market, the Help Desk may pause and restart the specified time period used by the counting program or clear and reset any calculated Allowable Order Rate or Allowable Contract Execution Rate.

[Adopted March 13, 2015 (SR-MIAX-2015-03)]

Rule 520. Limitations on Orders

(a) **Limit Orders**.

(1) The Exchange shall designate classes in which Electronic Exchange Members may enter into the System, as principal or as agent, buy and sell limit orders in the same option series, for the account or accounts of the same or related beneficial owners.

(2) In all other classes, Electronic Exchange Members shall not enter into the System, as principal or agent, limit orders in the same options series, for the account or accounts of the same or related beneficial owners, in such a manner that the Electronic Exchange Member or the beneficial owner(s) effectively is operating as a market maker by holding itself out as willing to buy and sell such option contract on a regular or continuous basis. In determining whether an Electronic Exchange Member or beneficial owner effectively is operating as a market maker, the Exchange will consider, among other things: the simultaneous or near-simultaneous entry of limit orders to buy and sell the same option contract; the multiple acquisition and liquidation of positions in the same options series during the same day; and the entry of multiple limit orders at different prices in the same options series.

(b) **Principal Transactions**. Electronic Exchange Members may not execute as principal orders they represent as agent unless (i) agency orders are first exposed on the Exchange for at least one (1) second, (ii) the Electronic Exchange Member has been bidding or offering on the Exchange for at least one (1) second prior to receiving an agency order that is executable against such bid or offer, or (iii) the Electronic Exchange Member utilizes the MIAX PRIME pursuant to Rule 515A.

(c) **Solicitation Orders**. Electronic Exchange Members may not execute orders they represent as agent on the Exchange against orders solicited from Members and non-member broker-dealers to transact with such orders unless the unsolicited order is first exposed on the Exchange for at least one (1) second, or the Electronic Exchange Member utilizes the MIAX PRIME or the PRIME Solicitation Mechanism pursuant to Rule 515A.

(d) **Orders for the Account of Another Member**. Electronic Exchange Members shall not cause the entry of orders for the account of a MIAX Market Maker that is exempt from the provisions of Regulation T of the Board of Governors of the Federal Reserve System pursuant to Section 7 of the Exchange Act unless such orders are identified as orders for the account of a MIAX Market Maker in the manner prescribed by the Exchange.

Interpretations and Policies:

.01 Rule 520(b) prevents an Electronic Exchange Member from executing agency orders to increase its economic gain from trading against the order without first giving other trading interest on the Exchange an opportunity to either trade with the agency order or to trade at the execution price when the Member was already bidding or offering on the Book. However, the Exchange recognizes that it may be possible for an Electronic Exchange Member to establish a relationship with a customer or other person (including affiliates) to deny agency orders the opportunity to interact on the Exchange and to realize similar economic benefits as it would achieve by executing agency orders as principal. It will be a violation of Rule 520(b) for an Electronic Exchange Member to be a party to any arrangement designed to circumvent Rule 520(b) by providing an opportunity for a customer or other person (including affiliates) to regularly execute against agency orders handled by the Electronic Exchange Member immediately upon their entry into the System.

.02 It will be a violation of Rule 520(c) for an Electronic Exchange Member to cause the execution of an order it represents as agent on the Exchange by orders it solicited from Members and non-member broker-dealers to transact with such orders, whether such solicited orders are entered into the System directly by the Electronic Exchange Member or by the solicited party (either directly or through another Member), if the Member fails to expose orders on the Exchange as required by Rule 520(c).

.03 The requirements of paragraphs (b) and (c) above apply to non-displayed penny orders entered on the Exchange. For the purposes of these paragraphs, agency orders priced in penny increments are deemed "exposed" and Member proprietary orders priced in penny increments are deemed bids or offers.

.04 For purposes of paragraphs (b) and (c) above, orders subject to the Managed Interest Process described in Rule 515(c)(1)(ii) and Market Maker orders and quotes displayed at a price other than their limit price or quote price as described in Rule 515(d) are not deemed "exposed" on the Exchange.

[Adopted: December 3, 2012; amended April 17, 2014 (SR-MIAX-2014-08); amended April 24, 2014 (SR-MIAX-2014-09)]

Rule 521. Nullification and Adjustment of Options Transactions Including Obvious Errors

The Exchange may nullify a transaction or adjust the execution price of a transaction in accordance with this Rule. However, the determination as to whether a trade was executed at an erroneous price may be made by mutual agreement of the affected parties to a particular transaction. A trade may be nullified or adjusted on the terms that all parties to a particular transaction agree, provided, however, that such agreement to nullify or adjust must be conveyed to the Exchange in a manner prescribed by the Exchange prior to 8:30 a.m. Eastern Time on the first trading day following the execution. It is considered conduct inconsistent with just and equitable principles of trade for any Member to use the mutual adjustment process to circumvent any applicable Exchange rule, the Act or any of the rules and regulations thereunder.

(a) **Definitions.**

(1) **Customer.** For purposes of this Rule, the term "Customer" means a Priority Customer as defined in Rule 100.

(2) **Erroneous Sell/Buy Transaction.** For purposes of this Rule, an "erroneous sell transaction" is one in which the price received by the person selling the option is erroneously low, and an "erroneous buy transaction" is one in which the price paid by the person purchasing the option is erroneously high.

(3) **Official.** For purposes of this Rule, an "Official" is an Officer of the Exchange or such other employee designee of the Exchange that is trained in the application of this Rule.

(4) **Size Adjustment Modifier.** For purposes of this Rule, the Size Adjustment Modifier will be applied to individual transactions as follows:

Number of Contracts per Execution	Adjustment – TP Plus/Minus
1-50	N/A
51-250	2 times adjustment amount
251-1000	2.5 times adjustment amount
1001 or more	3 times adjustment amount

(b) **Theoretical Price.** Upon receipt of an obvious or catastrophic error notification (as described below) and prior to any review of a transaction execution price, the "Theoretical Price" for the option must be determined. For purposes of this Rule, if the applicable option series is traded on at least one other options exchange, then the Theoretical Price of an option series is the last NBB just prior to the trade in question with respect to an erroneous sell transaction or the last NBO just prior to the trade in question with respect to an erroneous buy transaction unless one of the exceptions in sub-paragraphs (b)(1) through (3) below exists. For purposes of this provision, when a single order received by the Exchange is executed at multiple price levels, the last NBB and last NBO just prior to the trade in question would be the last NBB and last NBO just prior to the Exchange's receipt of the order.

(1) **Transactions at the Open.** For a transaction occurring as part of the Opening Process (as described in Rule 503) the Exchange will determine the Theoretical Price if there is no NBB or NBO for the affected series just prior to the erroneous transaction or if the bid/ask differential of the NBB and NBO just prior to the erroneous transaction is equal to or greater than the Minimum Amount set forth in the chart contained in sub-paragraph (b)(3) below. If the bid/ask differential is less than the Minimum Amount, the Theoretical Price is the NBB or NBO just prior to the erroneous transaction.

(2) **No Valid Quotes.** The Exchange will determine the Theoretical Price if there are no quotes or no valid quotes for comparison purposes. Quotes that are not valid are all quotes in the applicable option series published at a time where the last NBB is higher than the last NBO in such series (a "crossed market"), quotes published by the Exchange that were submitted by either party to the transaction in question, and quotes published by another options exchange against which the Exchange has declared self-help.

(3) **Wide Quotes.** The Exchange will determine the Theoretical Price if the bid/ask differential of the NBB and NBO for the affected series just prior to the erroneous transaction was equal to or greater than the Minimum Amount set forth below and there was a bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction. If there was no bid/ask differential less than the Minimum Amount during the 10 seconds prior to the transaction then the Theoretical Price of an option series is the last NBB or NBO just prior to the transaction in question, as set forth in paragraph (b) above.

Bid Price at Time of Trade	Minimum Amount
Below $2.00	$0.75
$2.00 to $5.00	$1.25
Above $5.00 to $10.00	$1.50
Above $10.00 to $20.00	$2.50
Above $20.00 to $50.00	$3.00
Above $50.00 to $100.00	$4.50
Above $100.00	$6.00

(c) **Obvious Errors.**

(1) **Definition.** For purposes of this Rule, an Obvious Error will be deemed to have occurred when the Exchange receives a properly submitted obvious or catastrophic error notification (as defined below) where the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:

Theoretical Price	**Minimum Amount**
Below $2.00	$0.25
$2.00 to $5.00	$0.40
Above $5.00 to $10.00	$0.50
Above $10.00 to $20.00	$0.80
Above $20.00 to $50.00	$1.00
Above $50.00 to $100.00	$1.50
Above $100.00	$2.00

(2) **Time Deadline.** A party that believes that it participated in a transaction that was the result of an Obvious Error must submit a notification to MIAX Regulatory Control ("MRC") (an "obvious error notification") in the manner specified from time to time by the Exchange in a circular distributed to Members. The obvious error notification must be received by MRC within the timeframes specified below:

(A) **Customer Orders**. For an execution of a Customer order, an obvious error notification must be received by MRC within thirty (30) minutes of the execution, subject to sub-paragraph (C) below; and

(B) **"Non-Customer" Orders**. For an execution of any order other than a Customer order, an obvious error notification must be received by MRC within fifteen (15) minutes of the execution, subject to sub-paragraph (C) below.

(C) **Linkage Trades**. Any other options exchange will have a total of forty-five (45) minutes for Customer orders and thirty (30) minutes for non-Customer orders, measured from the time of execution on the Exchange, to submit an obvious error notification to MRC for review of transactions routed to the Exchange from that options exchange and executed on the Exchange pursuant to the Options Order Protection and Locked/Crossed Market Plan ("Linkage Trades"). This includes obvious error notifications on behalf of another options exchange submitted by a third-party routing broker if such third-party broker identifies the affected transactions as Linkage Trades. In order to facilitate timely reviews of Linkage Trades the Exchange will accept obvious error notifications from either the other options exchange or, if applicable, the third-party routing broker that routed the affected order(s). The additional fifteen (15) minutes provided with respect to Linkage Trades shall only apply to the extent the options exchange that originally received and routed the order to the Exchange itself received a timely obvious error notification from the entering participant (i.e., within 30 minutes if a Customer order or 15 minutes if a non-Customer order).

(3) **Official Acting on Own Motion.** An Official may review a transaction believed to be erroneous on his/her own motion in the interest of maintaining a fair and orderly market and for the protection of investors. A transaction reviewed pursuant to this paragraph may be nullified or adjusted only if it is determined by the Official that the transaction is erroneous in accordance with the provisions of this Rule, provided that the time deadlines of sub-paragraph (c)(2) above shall not apply. The Official shall act as soon as possible after becoming aware of the transaction, and ordinarily would be expected to act on the same day that the transaction occurred. In no event shall the Official act later than 8:30 a.m. Eastern Time on the next trading day following the date of the affected transaction. A party affected by a determination to nullify or adjust a transaction pursuant to this provision may appeal such determination in accordance with paragraph (l) below; however, a determination by an Official not to review a transaction or a determination not to nullify or adjust a transaction for which a review was conducted on

an Official's own motion is not appealable. If a transaction is reviewed and a determination is rendered pursuant to another provision of this Rule, no additional relief may be granted under this provision.

(4) **Adjust or Bust.** If it is determined that an Obvious Error has occurred, the Exchange shall take one of the actions listed below. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone.

(A) **Non-Customer Transactions**. Where neither party to the transaction is a Customer, the execution price of the transaction will be adjusted by the Official pursuant to the table below. Any non-Customer Obvious Error exceeding 50 contracts will be subject to the Size Adjustment Modifier defined in sub-paragraph (a)(4) above.

Theoretical Price (TP)	Buy Transaction Adjustment – TP Plus	Sell Transaction Adjustment – TP Minus
Below $3.00	$0.15	$0.15
At or above $3.00	$0.30	$0.30

(B) **Customer Transactions**. Where at least one party to the Obvious Error is a Customer, the trade will be nullified, subject to subparagraph (C) below.

(C) If any Member submits an obvious error notification pursuant to this rule, and in the aggregate that Member has 200 or more Customer transactions under review concurrently and the orders resulting in such transactions were submitted during the course of 2 minutes or less, where at least one party to the Obvious Error is a non-Customer, the Exchange will apply the non-Customer adjustment criteria set forth in sub-paragraph (A) above to such transactions.

(d) **Catastrophic Errors.**

(1) **Definition.** For purposes of this Rule, a Catastrophic Error will be deemed to have occurred when the execution price of a transaction is higher or lower than the Theoretical Price for the series by an amount equal to at least the amount shown below:

Theoretical Price	Minimum Amount
Below $2.00	$0.50
$2.00 to $5.00	$1.00
Above $5.00 to $10.00	$1.50
Above $10.00 to $20.00	$2.00
Above $20.00 to $50.00	$2.50
Above $50.00 to $100.00	$3.00
Above $100.00	$4.00

(2) **Time Deadline.** A party that believes that it participated in a transaction that was the result of a Catastrophic Error must submit a notification (a "catastrophic error notification") to MRC in the manner specified from time to time on the Exchange's website. Such catastrophic error notification must be received by MRC by 8:30 a.m. Eastern Time on the first trading day following the execution. For transactions in an expiring options series that take place on an expiration day, a party must submit a catastrophic error notification to MRC within 45 minutes after the close of trading that same day.

(3) **Adjust or Bust.** If it is determined that a Catastrophic Error has occurred, the Exchange shall take action as set forth below. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone. In the event of a Catastrophic Error, the execution price of the affected transaction

will be adjusted by the Official pursuant to the table below. Any Customer order subject to this sub-paragraph will be nullified if the adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price.

Theoretical Price (TP)	Buy Transaction Adjustment – TP Plus	Sell Transaction Adjustment – TP Minus
Below $2.00	$0.50	$0.50
$2.00 to $5.00	$1.00	$1.00
Above $5.00 to $10.00	$1.50	$1.50
Above $10.00 to $20.00	$2.00	$2.00
Above $20.00 to $50.00	$2.50	$2.50
Above $50.00 to $100.00	$3.00	$3.00
Above $100.00	$4.00	$4.00

(e) **Significant Market Events.**

(1) **Definition.** For purposes of this Rule, a Significant Market Event will be deemed to have occurred when: criterion (A) below is met or exceeded, or the sum of all applicable event statistics, where each is expressed as a percentage of the relevant threshold in criteria (A) through (D) below, is greater than or equal to 150% and 75% or more of at least one category is reached, provided that no single category can contribute more than 100% to the sum and any category contributing more than 100% will be rounded down to 100%. All criteria set forth below will be measured in aggregate across all exchanges.

(A) Transactions that are potentially erroneous would result in a total Worst-Case Adjustment Penalty of $30,000,000, where the Worst-Case Adjustment Penalty is computed as the sum across all potentially erroneous trades, of:

(i) $0.30 (*i.e.*, the largest Transaction Adjustment value listed in sub-paragraph (e)(3)(A) below); times

(ii) the contract multiplier for each traded contract; times

(iii) the number of contracts for each trade; times

(iv) the appropriate Size Adjustment Modifier for each trade, if any, as defined in sub-paragraph (e)(3)(A) below.

(B) Transactions involving 500,000 options contracts are potentially erroneous;

(C) Transactions with a notional value (i.e., number of contracts traded multiplied by the option premium multiplied by the contract multiplier) of $100,000,000 are potentially erroneous;

(D) 10,000 transactions are potentially erroneous.

(2) **Coordination with Other Options Exchanges.** To ensure consistent application across options exchanges, in the event of a suspected Significant Market Event, the Exchange shall initiate a coordinated review of potentially erroneous transactions with all other affected options exchanges to determine the full scope of the event. When this paragraph is invoked, the Exchange will promptly coordinate with the other options exchanges to determine the appropriate review period as well as select one or more specific points in time prior to the transactions in question and use one or more specific points in time to determine Theoretical Price. Other than the

selected points in time, if applicable, the Exchange will determine Theoretical Price in accordance with paragraph (b) above.

(3) **Adjust or Bust.** If it is determined that a Significant Market Event has occurred then, using the parameters agreed as set forth in sub-paragraph (e) (2) above, if applicable, an Official will determine whether any or all transactions under review qualify as Obvious Errors. The Exchange shall take one of the actions listed below with respect to all transactions that qualify as Obvious Errors pursuant to sub-paragraph (c)(1) above. Upon taking final action, the Exchange shall promptly notify both parties to the trade electronically or via telephone.

(A) The execution price of each affected transaction will be adjusted by an Official to the price provided below unless both parties agree to adjust the transaction to a different price or agree to nullify the transaction. In the context of a Significant Market Event, any error exceeding 50 contracts will be subject to the Size Adjustment Modifier defined in sub-paragraph (a)(4) above.

Theoretical Price (TP)	Buy Transaction Adjustment – TP Plus	Sell Transaction Adjustment – TP Minus
Below $3.00	$0.15	$0.15
At or above $3.00	$0.30	$0.30

(B) Where at least one party to the transaction is a Customer, the trade will be nullified if the adjustment would result in an execution price higher (for buy transactions) or lower (for sell transactions) than the Customer's limit price.

(4) **Nullification of Transactions.** If the Exchange, in consultation with other options exchanges, determines that timely adjustment is not feasible due to the extraordinary nature of the situation, then the Exchange will nullify some or all transactions arising out of the Significant Market Event during the review period selected by the Exchange and other options exchanges consistent with this paragraph. To the extent the Exchange, in consultation with other options exchanges, determines to nullify less than all transactions arising out of the Significant Market Event, those transactions subject to nullification will be selected based upon objective criteria with a view toward maintaining a fair and orderly market and the protection of investors and the public interest.

(5) **Final Rulings.** With respect to rulings made pursuant to this paragraph, the number of affected transactions is such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest. Accordingly, rulings by the Exchange pursuant to this paragraph are non-appealable.

(f) **Trading Halts.** The Exchange shall nullify any transaction that occurs during a trading halt in the affected option on the Exchange or, respecting equity options (including options overlying ETFs), when the trade occurred during a trading halt on the primary market for the underlying security pursuant to Exchange Rule 504.

(g) **Erroneous Print in Underlying.** A trade resulting from an erroneous print(s) disseminated by the underlying market that is later nullified by that underlying market shall be adjusted or nullified as set forth in sub-paragraph (c)(4) of this Rule, provided a party submits an obvious or catastrophic error notification to MRC in a timely manner as set forth below. For purposes of this paragraph, a trade resulting from an erroneous print(s) shall mean any options trade executed during a period of time for which one or more executions in the underlying security are nullified, and for one second thereafter. If a party believes that it participated in an erroneous transaction resulting from an erroneous print(s) pursuant to this paragraph it must submit an obvious error notification to MRC within the timeframes set forth in sub-paragraph (c)(2) above, with the allowed notification timeframe commencing at the time of notification by the underlying market(s) of nullification of transactions in the underlying security. If multiple underlying markets nullify trades in the underlying security, the allowed notification timeframe will commence at the time of the first market's notification.

(h) **Erroneous Quote in Underlying.** A trade resulting from an erroneous quote(s) in the underlying security shall be adjusted or nullified as set forth in subparagraph (c)(4) of this Rule, provided a party submits an obvious or catastrophic error notification to MRC in a timely manner as set forth below. An erroneous quote occurs when the underlying security has a bid/ask differential of at least $1.00 and has a bid/ask differential at least five times greater than the average bid/ask differential for such underlying security during the time period encompassing two minutes before and after the dissemination of such quote. For purposes of this paragraph, the average bid/ask differential shall be determined by adding the bid/ask differentials of sample quotes at regular 15-second intervals during the four-minute time period referenced above (excluding the quote(s) in question) and dividing by the number of quotes during such time period (excluding the quote(s) in question). If a party believes that it participated in an erroneous transaction resulting from an erroneous quote(s) pursuant to this paragraph it must notify MRC in accordance with sub-paragraph (c)(2) above.

(i) **Stop (and Stop-Limit) Order Trades Elected by Erroneous Trades.** Transactions resulting from the election of a stop or stop-limit order by an erroneous trade in an option contract shall be nullified by the Exchange, provided a party submits an obvious or catastrophic error notification to MRC within the timeframes required by this Rule. If a party believes that it participated in an erroneous transaction pursuant to this paragraph it must submit an obvious or catastrophic error notification to MRC within the timeframes set forth in sub-paragraph (c)(2) above. The notification timeframe will commence at the time of the Exchange's receipt of notification of the nullification of transaction(s) that elected the stop or stop-limit order.

(j) **Linkage Trades.** If the Exchange routes an order pursuant to the Options Order Protection and Locked/Crossed Market Plan (as defined in Exchange Rule 1400(n)) that results in a Linkage Trade on another options exchange and such options exchange subsequently nullifies or adjusts the Linkage Trade pursuant to its rules, the Exchange will perform all actions necessary to complete the nullification or adjustment of the Linkage Trade.

(k) **Verifiable Disruptions or Malfunctions of Exchange Systems.** Absent mutual agreement, parties to a trade may have a trade nullified or its price adjusted if any such party makes a documented request within the time specified in sub-paragraph (c)(2) above, and one of the conditions below is met:

(1) The trade resulted from a verifiable disruption or malfunction of an Exchange execution, dissemination, or communication system that caused a quote/order to trade in excess of its disseminated size (e.g. a quote/order that is frozen, because of an Exchange System error, and repeatedly traded) in which case trades in excess of the disseminated size may be nullified; or

(2) The trade resulted from a verifiable disruption or malfunction of an Exchange dissemination or communication system that prevented a Member from updating or canceling a quote/order for which the Member is responsible where there is Exchange documentation providing that the Member sought to update or cancel the quote/order.

(l) **Appeal.** If an affected party appeals an Official decision under this Rule (an "appeal") within the time permitted, the Chief Regulatory Officer ("CRO") or his/her designee will review such decision. An appeal under this Rule must be submitted in writing via email or other electronic means (as specified from time to time by the Exchange via Regulatory Circular) within thirty minutes after a party receives official notification of a final determination made by an Official under this Rule. The CRO or his/her designee shall review the facts and render a decision as soon as practicable, but generally on the same trading day as the execution(s) under review. Decisions respecting appeals that are received after 3:00 p.m. Eastern Time will be rendered as soon as practicable, but in no event later than the trading day following the date of the execution under review.

(1) **Absence of the CRO.** In the absence of the CRO, a designee of the CRO will be appointed to act in this capacity.

(2) **Appeal Fee.** A Member that submits an appeal seeking the review of an Official ruling shall be assessed a fee of $500.00 for each Official ruling to be reviewed that is sustained and not overturned or modified by the CRO or his/her designee. In addition, in instances where the Exchange, on behalf of a Member, requests a

determination by another market center that a transaction is clearly erroneous, the Exchange will pass any resulting charges through to the relevant Member.

(3) **Authority of the CRO**. Decisions of the CRO or his/her designee concerning

(i) the review on appeal of Official rulings relating to the nullification or adjustment of transactions, and

(ii) initial requests for relief,

shall be final and may not be appealed to the Exchange's Board.

(4) Any determination by an Officer or by the CRO or his/her designee shall be rendered without prejudice as to the rights of the parties to the transaction to submit their dispute to arbitration.

Interpretations and Policies:

.01 **Limit Up-Limit Down State**. During a pilot period to coincide with the pilot period for the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS under the Securities Exchange Act of 1934 (the "Limit Up-Limit Down Plan"), including any extensions to the pilot period for the Limit Up-Limit Down Plan, an execution will not be subject to review as an Obvious Error or Catastrophic Error pursuant to paragraph (c) or (d) of this Rule if it occurred while the underlying security was in a "Limit State" or "Straddle State," as defined in the Limit Up-Limit Down Plan. Nothing in this provision shall prevent such execution from being reviewed on an Official's own motion pursuant to sub-paragraph (c)(3) of this Rule, or a bust or adjust pursuant to paragraphs (e) through (k) of this Rule.

.02 For purposes of this Rule, to the extent the provisions of this Rule would result in the Exchange applying an adjustment of an erroneous sell transaction to a price lower than the execution price or an erroneous buy transaction to a price higher than the execution price, the Exchange will not adjust or nullify the transaction, but rather, the execution price will stand.

[Adopted: December 3, 2012; amended April 8, 2013 (SR-MIAX-2013-12); amended July 3, 2013 (SR-MIAX-2013-33); amended May 13, 2014 (SR-MIAX-2014-18); amended May 7, 2015 (SR-MIAX-2015-35); amended October 20, 2015 (SR-MIAX-2015-60); amended November 4, 2015 (SR-MIAX-2015-62)]

Rule 522. Price Binding Despite Erroneous Report

The price at which an order is executed shall be binding notwithstanding that an erroneous report in respect thereto may have been rendered, or no report rendered. A report shall not be binding if an order was not actually executed but was reported to have been executed.

[Adopted: December 3, 2012]

Rule 523. Authority to Take Action Under Emergency Conditions

(a) The Chairman of the Board, the President or such other person or persons as may be designated by the Board shall have the power to halt or suspend trading in some or all securities traded on the Exchange, to close some or all Exchange facilities, to determine the duration of any such halt, suspension or closing, to take one or more of the actions permitted to be taken by any person or body of the Exchange under Exchange Rules, or to take any other action deemed to be necessary or appropriate for the maintenance of a fair and orderly market or the protection of investors, or otherwise in the public interest, due to emergency conditions or extraordinary circumstances, such as (1) actual or threatened physical danger, severe climatic conditions, natural disaster, civil unrest, terrorism, acts of war, or loss or interruption of facilities utilized by the Exchange, or (2) a request by a governmental agency or official, or (3) a period of mourning or recognition for a person or event.

(b) The person taking the action shall notify the Board of actions taken pursuant to this Rule, except for a period of mourning or recognition for a person or event, as soon thereafter as is feasible.

[Adopted: December 3, 2012]

Rule 524. Reporting of Matched Trades to Clearing Corporation

On each business day at or prior to such time as may be prescribed by the Clearing Corporation, the Exchange shall furnish the Clearing Corporation a report of each Clearing Member's matched trades based on the trade information filed with the Exchange on that day. Only trades which have been matched in accordance with the provisions of these Rules shall be furnished by the Exchange to the Clearing Corporation, and the Exchange shall assume no responsibility with respect to any unmatched trade or for any delays or errors in the reporting to it of trade information. The Exchange may delegate its responsibility in respect of trade matching to the Clearing Corporation or other facility, in which case Clearing Members shall abide by the procedures established by the Clearing Corporation or other facility in the filing of trade information, the reconciliation of unmatched trades, and other actions pertinent to trade comparison.

[Adopted: December 3, 2012]

Rule 525. Limitation on Dealings

No Member shall bid, offer, purchase or write (sell) on the Exchange any security other than an option contract that is currently open for trading in accordance with the provisions of Chapter IV.

[Adopted: December 3, 2012]

Rule 526. Limitation on the Liability of Index Licensors for Options on Exchange-Traded Fund Shares

(a) The term "index licensor" as used in this Rule refers to any entity that grants the Exchange a license to use one or more indexes or portfolios in connection with the trading of options on Exchange-Traded Fund Shares (as defined in Rule 402(i)).

(b) No index licensor with respect to any index or portfolio underlying an option on Exchange-Traded Fund Shares traded on the Exchange makes any warranty, express or implied, as to the results to be obtained by any person or entity from the use of such index or portfolio, any opening, intra-day or closing value therefor, or any data included therein or relating thereto, in connection with the trading of any option contract on Exchange-Traded Fund Shares based thereon or for any other purpose. The index licensor shall obtain information for inclusion in, or for use in the calculation of, such index or portfolio from sources it believes to be reliable, but the index licensor does not guarantee the accuracy or completeness of such index or portfolio, any opening, intra-day or closing value therefor, or any data included therein or related thereto. The index licensor hereby disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to any such index or portfolio, any opening, intra-day or closing value therefor, any data included therein or relating thereto, or any option contract on Exchange-Traded Fund Shares based thereon. The index licensor shall have no liability for any damages, claims, losses (including any indirect or consequential losses), expenses or delays, whether direct or indirect, foreseen or unforeseen, suffered by any person arising out of any circumstance or occurrence relating to the person's use of such index or portfolio, any opening, intra-day or closing value therefor, any data included therein or relating thereto, or any option contract on Exchange-Traded Fund Shares based thereon, or arising out of any errors or delays in calculating or disseminating such index or portfolio.

[Adopted: December 3, 2012]

Rule 527. Exchange Liability

(a) Except to the extent provided in paragraph (b) of this Rule, and except as otherwise expressly provided in the Rules, neither the Exchange nor its directors, officers, committee members, limited liability company members, employees or agents shall be liable to Members or to persons associated therewith for any loss, expense, damages or claims that arise out of the use or enjoyment of the facilities or services afforded by the Exchange, any interruption in or failure or unavailability of any such facilities or services, or any action taken or omitted to be taken in respect to the business of the Exchange except to the extent such loss, expense, damages or claims are attributable to the willful misconduct, gross negligence, bad faith or fraudulent or criminal acts of the Exchange or its officers, employees or agents acting within the scope of their authority. Without limiting the generality of the foregoing and subject to the same exception, the Exchange shall have no liability to any person for any loss, expense, damages or claims that result from any error, omission or delay in calculating or disseminating any current or closing index value, any current or closing value of interest rate options, or any reports of transactions in or quotations for options or other securities, including underlying securities. The Exchange makes no warranty, express or implied, as to results to be obtained by any person or entity from the use of any data transmitted or disseminated by or on behalf of the Exchange or any reporting authority designated by the Exchange, including but not limited to reports of transactions in or quotations for securities traded on the Exchange or underlying securities, or reports of interest rate measures or index values or related data, and the Exchange makes no express or implied warranties of merchantability or fitness for a particular purpose or use with respect to any such data. The foregoing limitations of liability and disclaimers shall be in addition to, and not in limitation of, the provisions of the Exchange's By-Laws.

(b) Whenever custody of an unexecuted order or quote is transmitted by a Member to or through the Exchange's System or to any other automated facility of the Exchange whereby the Exchange assumes responsibility for the transmission or execution of the order or quote, provided that the Exchange has acknowledged receipt of such order or quote, the Exchange's liability for the negligent acts or omissions of its employees or for the failure of its systems or facilities shall not exceed the limits provided in this paragraph (b), and no assets of the Exchange shall be applied or shall be subject to such liability in excess of the following limits:

(1) As to any one or more claims made by a single Member growing out of the use or enjoyment of the facilities afforded by the Exchange on a single trading day, the Exchange shall not be liable in excess of the larger of $100,000 or the amount of any recovery obtained by the Exchange under any applicable insurance maintained by the Exchange;

(2) As to the aggregate of all claims made by all Members growing out of the use or enjoyment of the facilities afforded by the Exchange on a single trading day, the Exchange shall not be liable in excess of the larger of $250,000 or the amount of the recovery obtained by the Exchange under any applicable insurance maintained by the Exchange;

(3) As to the aggregate of all claims made by all Members growing out of the use or enjoyment of the facilities afforded by the Exchange during a single calendar month, the Exchange shall not be liable in excess of the larger of $500,000 or the amount of the recovery obtained by the Exchange under any applicable insurance maintained by the Exchange.

(c) If all of the claims arising out of the use or enjoyment of the facilities afforded by the Exchange cannot be fully satisfied because in the aggregate they exceed the applicable maximum amount of liability provided for in paragraph (b) above, then such maximum amount shall be allocated among all such claims arising on a single trading day or during a single calendar month, as applicable, written notice of which has been given to the Exchange no later than the opening of trading on the next business day following the day on which the use or enjoyment of Exchange facilities giving rise to the claim occurred, based upon the proportion that each such claim bears to the sum of all such claims.

[Adopted: December 3, 2012]

Rule 528. Legal Proceedings Against the Exchange and its Directors, Officers, Employees, Contractors or Agents

No Member or person associated with a Member shall institute a lawsuit or other legal proceeding against the Exchange or any director, officer, limited liability company member, employee, contractor, agent or other official of the Exchange or any subsidiary of the Exchange, for actions taken or omitted to be taken in connection with the official business of the Exchange or any subsidiary, except to the extent such actions or omissions constitute violations of the federal securities laws for which a private right of action exists. This provision shall not apply to appeals of disciplinary actions or other actions by the Exchange as provided for in the Rules.

[Adopted: December 3, 2012]

Rule 529. Order Routing to Other Exchanges

The Exchange may automatically route orders to other exchanges under certain circumstances as described below and elsewhere in the rules ("Routing Services"). In connection with such services, the following shall apply:

(a) Routing Services will be provided in conjunction with one or more routing brokers that are not affiliated with the Exchange. For each routing broker used by the Exchange, an agreement will be in place between the Exchange and the routing broker that will, among other things, restrict the use of any confidential and proprietary information that the routing broker receives to legitimate business purposes necessary for routing orders at the direction of the Exchange.

(1) The Exchange shall establish and maintain procedures and internal controls reasonably designed to adequately restrict the flow of confidential and proprietary information between the Exchange and the routing broker, and any other entity, including any affiliate of the routing broker, and, if the routing broker or any of its affiliates engages in any other business activities other than providing routing services to the Exchange, between the segment of the routing broker or affiliate that provides the other business activities and the segment of the routing broker that provides the Routing Services.

(2) The Exchange may not use a routing broker for which the Exchange or any affiliate of the Exchange is the designated examining authority.

(3) The Exchange will provide its Routing Services in compliance with the provisions of the Act and the rules thereunder, including, but not limited to, the requirements in Section 6(b)(4) and (5) of the Act that the rules of a national securities exchange provide for the equitable allocation of reasonable dues, fees and other charges among its Members and other persons using its facilities, and not be designed to permit unfair discrimination between customers, issuers, brokers or dealers.

(4) For all Routing Services, the Exchange will determine the logic that provides when, how, and where orders are routed away to other exchanges.

(5) The routing broker will receive routing instructions from the Exchange, to route orders to other exchanges and report such executions back to the Exchange. The routing broker cannot change the terms of an order or the routing instructions, nor does the routing broker have any discretion about where to route an order.

(6) Any bid or offer entered on the Exchange routed to another exchange through a routing broker that results in an execution shall be binding on the Member that entered such bid/offer.

(b) **Route Mechanisms.** The Route Mechanisms described in this paragraph (b) will be used after the Exchange's opening process has been completed. Refer to Rule 503 for a description of the route procedure used during the opening process. One of two Route Mechanisms, Immediate Routing or the Route Timer, will be used when a Public Customer order is received and/or reevaluated that is both routable and marketable against the opposite side ABBO upon receipt and the Exchange's disseminated market is not equal to the opposite side ABBO, or is equal to the opposite side ABBO and of insufficient size to satisfy the order. The term initiating Public Customer order will be used in the following paragraphs to refer to the Public Customer order being handled by one of the Route Mechanisms. Non-Customer orders, contingent orders, and Do Not Route ("DNR") orders, as defined in Rule 516(g), are not eligible to be routed. Public Customer orders resting on the book will not initiate a route timer, but may be routed with an incoming Public Customer order that has initiated a Route Mechanism ("initiating order").

(1) **Immediate Routing.**

(i) An initiating Public Customer order is eligible for Immediate Routing if the displayed NBBO was locked or crossed upon receipt of the initiating Public Customer order. If at the time of receipt of the initiating Public Customer order, the opposite side ABBO is also locking or crossing the same side MBBO, the System will immediately route the initiating Public Customer order, together with any routable interest resting on the same side MBBO, to the opposite side ABBO. The initiating Public Customer and any routable resting interest will be processed in the order in which they were received.

(ii) An initiating Public Customer order is also eligible for Immediate Routing if the displayed NBBO was not crossed and the order meets all of the following criteria:

(A) the initiating order's limit price crosses the opposite side NBBO;

(B) the MBBO is inferior to the NBBO on the opposite side of the market by one Minimum Price Variation (as that term is defined in Rule (510));

(C) the initiating order size must be equal to or greater than three times the total size of the away markets represented in the opposite side ABBO;

(D) the size of the quotes and orders at the MBBO combined with the total size of the ABBO on the opposite side of the market must be equal to or greater than one half the size of the initiating order;

(E) the Exchange's disseminated market must include a bid of greater than zero with a size of greater than zero if the routable order is a sell order; and

(F) the size of the Exchange's disseminated market must be equal to or greater than three times the total size of the away markets represented in the opposite side ABBO.

(iii) If an initiating Public Customer order meets all of the criteria set forth in (i) or (ii) above, the System will route ISO orders representing the initiating order to away markets disseminating prices better than the Exchange's disseminated market. The routed order will be priced at the ABBO with a size equal to each ABBO exchange's disseminated size. If there are still additional contracts to be executed from the initiating order after the initiating order has been routed to all away markets disseminating the ABBO for the away markets' full size, the System will handle remaining contracts from the initiating order in accordance with the provisions of Exchange Rule 515.

(2) **Route Timer.**

(i) For those initiating Public Customer orders that are routable, but do not meet the additional criteria for Immediate Routing, the System will implement a Route Timer not to exceed one second (the duration of the Timer will be announced to Members through a Regulatory Circular), in order to allow Market Makers and other participants an opportunity to interact with the initiating order. Contemporaneously with the start of the Timer, the System will broadcast a Route Notification to subscribers of the Exchange's data feeds, which will include the option contract size and side of the market of the initiating Public Customer order. The System will display and book the initiating order at its limit price, or if the limit price locks or crosses the current opposite side NBBO, display the initiating order one Minimum Price Variation ("MPV") away from the current opposite side NBBO and book the initiating order at a price that will internally lock the current opposite side NBBO. The initiating order will remain available for execution up to its original bid or down to its original offer. If, during the Route Timer, the Exchange receives a new order or quote on the opposite side of the market from the initiating order that can be executed, the System will immediately execute the remaining contracts from the initiating order to the extent possible at the initiating order's current Book bid or offer price, provided that the execution price does not violate the current NBBO. If unexecuted contracts remain from the initiating order, the MBBO will be revised and disseminated to reflect the initiating order's displayed price and remaining size. The Exchange will also display, on the opposite side of the market, its next bid (or offer) as non-firm (or in the absence thereof, a price of zero with a size of zero).

(ii) During the Route Timer, Market Makers may submit quotes and orders at any price level on the same side of the market as the initiating order, and quotes and orders at any price level on the opposite side of the market. Other participants may submit orders at any price level on the same side of the market as the initiating order, and orders at any price level on the opposite side of the market. Marketable orders and quotes on the opposite side of the market from the initiating order will trade immediately upon receipt at the initiating order's current Book bid or offer price, provided that the execution price does not violate the current NBBO.

(iii) Orders (other than IOC, FOK and AOC) and quotes (other than IOC, FOK and AOC eQuotes) on the same side of the market will join the initiating order on the timer. IOC and FOK orders or eQuotes on the same side of the market will be cancelled by the System. AOC orders and eQuotes on the same side of the market will be rejected by the System. The System will add the new order or quote size to the MBBO size and disseminate the updated MBBO. If the NBBO becomes crossed during the Route Timer, the Route Timer will terminate immediately. At the end of the Route Timer, each same side order or quote will be handled in the order in which it was received by the Exchange. If at any point during the Route Timer the initiating order and all joining interest on the same side of the market is either traded in full or cancelled in full, the Route Timer will be terminated and normal trading will resume. In addition, if at any point during the Route Timer a change in the ABBO would allow all or part of the initiating order and any joining interest on the same side of the market to trade on the Exchange at the revised NBBO, the Route Timer will be terminated and normal trading will resume.

(iv) **End of the Route Timer**. At the end of the Route Timer, the System will route ISO orders representing the initiating order's remaining contracts to away markets disseminating the ABBO. The System will price the routed order at the opposite side ABBO with a size equal to each exchange's disseminated ABBO size as needed. If there are still additional contracts to be executed from the initiating order after the ISO orders have been routed to the away markets disseminating the ABBO for the away markets' full size, the System will handle remaining interest from the initiating order in accordance with the provisions of Exchange Rule 515.

Interpretations and Policies:

.01 The System will cap individual responses received during a route timer on the opposite side from an initiating order to the size of the initiating order, managed interest, and any same side joiners received during the route timer for purposes of pro-rata allocation against the initiating order, managed interest, and any same side joining interest received during the route timer.

[Adopted: December 3, 2012; amended May 23, 2013 (SR-MIAX-2013-25); amended April 17, 2014 (SR-MIAX-2014-08); amended May 20, 2014 (SR-MIAX-2014-17)]

Rule 530. Limit Up-Limit Down

Paragraphs (a)-(j) of this Rule shall be in effect during a pilot period to coincide with the pilot period for the Plan to Address Extraordinary Market Volatility Pursuant to Rule 608 of Regulation NMS, as it may be amended from time to time ("the Plan"), including any extensions to the pilot period for the Plan. The Exchange will provide the Commission with data and analysis during the duration of this pilot as requested. This Rule establishes procedures to address extraordinary volatility in NMS Stocks (as defined below) and outlines MIAX's Limit Up-Limit Down processing.

(a) **Definitions**. The capitalized terms in this Rule 530(a) and throughout the MIAX rules shall have the same meaning as provided for in the Plan.

"**Eligible Reported Transactions**" shall have the meaning prescribed by the Operating Committee of the Plan (as defined below) and shall generally mean transactions that are eligible to update the last sale price of an NMS Stock.

"**Limit State**" shall have the meaning provided in Section VI of the Plan. When a National Best Bid is below the Lower Price Band calculated by the Processor (as defined below) for an NMS Stock or a National Best Offer is above the Upper Price Band calculated by the Processor for an NMS Stock, the Processor will disseminate such National Best Bid or National Best Offer with an appropriate flag identifying it as non-executable. When a National Best Offer is equal to the Lower Price Band or a National Best Bid is equal to the Upper Price Band for an NMS Stock, the Processor will distribute such National Best Bid or National Best Offer with an appropriate flag identifying it as a "Limit State Quotation."

"**LULD Functionality**" shall mean the specific processing logic applied by the Exchange System to options traded on the Exchange when the underlying NMS Stock has entered into a Limit State or Straddle State. LULD Functionality remains in effect for the duration that the underlying NMS Stock is in a Limit State or a Straddle State.

"**Market Data Plan**" shall mean the effective national market system plans through which the Participants act jointly to disseminate consolidated information in compliance with Rule 603(b) of Regulation NMS under the Exchange Act.

"**Plan**" shall mean the Plan to Address Extraordinary Market Volatility Submitted to the SEC pursuant to Rule 608 of Regulation NMS under the Exchange Act, as amended from time to time in accordance with its provisions.

"**Primary Listing Exchange**" shall mean the Participant on which an NMS Stock is listed. If an NMS Stock is listed on more than one Participant, the Participant on which the NMS Stock has been listed the longest shall be the Primary Listing Exchange.

"**Processor**" shall mean the single plan processor responsible for the consolidation of information for an NMS Stock pursuant to Rule 603(b) of Regulation NMS under the Exchange Act.

"**Participant**" shall mean a party to the Plan.

"**Regular Trading Hours**" shall have the meaning provided in Rule 600(b)(64) of Regulation NMS under the Exchange Act. For purposes of the Plan, Regular Trading Hours can end earlier than 4:00 p.m. ET in the case of an early scheduled close.

"**Regulatory Halt**" shall have the meaning specified in the Market Data Plans.

"**Straddle State**" shall have the meaning provided in Section VII(A)(2) of the Plan. An NMS Stock is in a Straddle State when the National Best Bid (Offer) is below (above) the Lower (Upper) Price Band and the NMS Stock is not in a Limit State, and trading in that NMS Stock deviates from normal trading characteristics such that declaring a Trading Pause would support the Plan's goal to address extraordinary market volatility.

"**Trading Pause**" shall have the meaning provided in Section VII of the Plan. If trading for an NMS Stock does not exit a Limit State within 15 seconds of entry during Regular Trading Hours, then the Primary Listing Exchange will declare a Trading Pause for such NMS Stock and shall notify the Processor. The Primary Listing Exchange may also declare a Trading Pause for an NMS Stock when an NMS Stock is in a Straddle State.

(b) **General.** LULD Functionality becomes effective for an option traded on the Exchange when the underlying NMS Stock has entered into a Limit State or Straddle State. LULD Functionality remains in effect for the duration that the underlying NMS Stock is in a Limit State or a Straddle State. LULD Functionality modifies the normal operation of the Exchange System in ways identified by this Rule. LULD Functionality ends when the underlying NMS Stock is no longer in a Limit State or a Straddle State, or when a Trading Pause is declared by the Primary Listing Exchange.

(c) **Determining Straddle States and Limit States.** The Exchange shall use the SIP feed (CQS for Tape A and Tape B securities and UQDF for Tape C securities) to determine when an NMS Stock is in a Limit State or a Straddle State, and when such Limit State or Straddle State no longer exists.

(d) **Handling of Orders During Limit States and Straddle States.** Once an NMS Stock has entered either a Straddle State or Limit State:

(1) The Exchange will not open an affected option.

(2) After the opening, the Exchange will:

(i) reject all incoming market orders submitted into the Exchange System.

(ii) cancel all unexecuted market orders existing within the Exchange System, except that market orders to sell an option received when the national best bid is zero and the Exchange's disseminated offer is equal to or less than $0.10 that have been converted to limit orders to sell pursuant to Rule 519(a)(1) will not be cancelled by the Exchange's System.

(e) **Market-Wide Trading Halts.** The Exchange shall halt trading in all options whenever the equities markets initiate a market-wide trading halt commonly known as a circuit breaker in response to extraordinary market conditions.

(f) **Quoting Obligations During Limit States and Straddle States**

(1) Once an NMS Stock has entered either a Limit or Straddle State, the Exchange shall relieve Exchange Market Makers from the following quotation obligations for options on the affected underlying NMS Stock:

(i) the bid/ask differential requirements set forth in Exchange Rule 603(b)(4);

(ii) the minimum size requirement set forth in Exchange Rule 604(b)(2);

(iii) the requirement to submit two-sided quotes set forth in Exchange Rule 604(c); and

(iv) the continuous quoting obligation set forth in Exchange Rule 604(e).

(2) The relief described in sub-paragraphs (f)(1)(i)-(iv) above shall terminate when the Limit or Straddle State no longer exists in the affected NMS Stock.

(3) The provisions of Exchange Rule 514 concerning priority of quotes and orders shall remain unchanged during periods of relief from quoting obligations pursuant to this Rule 530(f).

(g) **Systemic Changes During Limit States and Straddle States.** Once an NMS Stock has entered a Limit or Straddle State, the Exchange shall apply the following LULD Functionality for options on the affected underlying NMS Stock:

(1) **Opening Process**.

(i) The Exchange's Opening Process (as described in Rule 503) shall be delayed for options overlying an NMS Stock that is in a Limit or Straddle State prior to the opening of trading such overlying options.

The Opening Process shall begin in the affected overlying options when such Limit or Straddle State has ended and there is not a halt or Trading Pause in effect.

(ii) Respecting options that are engaged in the Opening Process but for which trading has not begun, the Opening Process shall be terminated when the underlying NMS Stock is in a Limit or Straddle State. The Opening Process shall begin anew in the affected overlying options when such Limit or Straddle State has ended and there is not a halt or Trading Pause in effect.

(2) **Priority Quotes.**

(i) Notwithstanding the provisions of Exchange Rule 517(b), all quotes that result in an execution during a period in which LULD Functionality is engaged shall be deemed to be priority quotes for allocation purposes.

(ii) For executions occurring when LULD Functionality is not engaged, the priority status of a quote for allocation purposes shall be determined by the provisions of Rule 517(b).

(h) **Trading Pauses.** When an underlying NMS Stock is subject to a Trading Pause, the Exchange System will halt trading in options overlying the affected NMS Stock pursuant to Rule 504(c).

(i) **Opening after a Trading Pause.** After a Trading Pause, the Exchange System will open trading in the affected option pursuant to Rule 503. If trading has not resumed on the Primary Listing Exchange for the affected NMS Stock within ten minutes of receipt of the Trading Pause message by the Exchange, the Exchange may resume trading in options overlying such NMS Stock if at least one exchange has resumed trading in such NMS Stock.

(j) **Review of Erroneous Transactions Occurring During Limit States and Straddle States.** Once an NMS Stock has entered a Limit or Straddle State, the Exchange shall nullify a transaction in an option overlying such an NMS Stock as provided in this Rule.

(1) Absent Mutual Agreement as provided in paragraph (j)(2)(iii) below, parties to a trade may have a trade nullified if:

(i) any such party makes a documented request within the time specified in Rule 530(j)(2)(i)(A); and

(ii) one of the conditions below is met:

(A) The trade resulted from a verifiable disruption or malfunction of an Exchange execution, dissemination, or communication system that caused a quote/order to trade in excess of its disseminated size (e.g. a quote/order that is frozen, because of an Exchange System error, and repeatedly traded) in which case trades in excess of the disseminated size may be nullified; or

(B) The trade resulted from a verifiable disruption or malfunction of an Exchange dissemination or communication system that prevented a Member from updating or canceling a quote/order for which the Member is responsible where there is Exchange documentation providing that the Member sought to update or cancel the quote/order; or

(C) The trade resulted from an erroneous print disseminated by the underlying market which is later cancelled or corrected by the underlying market where such erroneous print resulted in a trade higher or lower than the average trade in the underlying security during the time period encompassing two minutes before and after the erroneous print, by an amount at least five times greater than the average quote width for such underlying security during the time period encompassing two minutes before and after the erroneous print. For purposes of this Rule, the average trade in the underlying security shall be determined by adding the prices of each trade during the four minute time period referenced above (excluding the trade in question) and dividing by the number of trades during such time period (excluding the trade in question); or

(D) The trade resulted from an erroneous quote in the primary market for the underlying security that has a width of at least $1.00 and that width is at least five times greater than the average quote width for such underlying security during the time period encompassing two minutes before and after the dissemination of such quote. For the purposes of this Rule, the average quote width shall be determined by adding the quote widths of sample quotations at regular 15-second intervals during the four minute time period referenced above (excluding the quote in question) and dividing by the number of quotes during such time period (excluding the quote in question);

(iii) **Mutual Agreement**. The determination as to whether a trade was automatically executed at an erroneous price may be made by mutual agreement of the affected parties to a particular transaction within the time periods specified in subparagraphs (j)(2)(i) or (j)(3) below. A trade may be nullified on the terms that all parties to a particular transaction agree. In the absence of mutual agreement by the parties, a particular trade may only be nullified as provided in this Rule.

(iv) **Trading Halts**. Trades on the Exchange will be nullified when:

(A) The trade occurred during a trading halt in the affected option on the Exchange; or

(B) Respecting equity options (including options overlying ETFs), the trade occurred during a trading halt on the primary market for the underlying security.

(v) **Transactions During Opening Purchase Prohibitions or Restrictions.** Trades on the Exchange will be nullified when such a trade represents an opening transaction prohibited pursuant to Rule 403.

(2) **Review Procedure**. MIAX Regulatory Control ("MRC") shall administer the application of this Rule as follows:

(i) (A) **Notification**. If a Market Maker on the Exchange believes that he/she participated in a transaction that can be nullified pursuant to section (j) of this Rule, he/she must notify MRC within fifteen minutes of the transaction. If a Member that initiated the order believes a transaction on the Exchange can be nullified pursuant to section (j) of this Rule, such Member must notify MRC within twenty minutes of the execution. Absent unusual circumstances, MRC will not grant relief under this Rule unless notification is made within the prescribed time period. Notwithstanding the foregoing, respecting transactions that occur as part of the Exchange's automated opening process, after the twenty minute notification period as described above and until 4:30 p.m. Eastern Time ("ET") on the subject trade date, where parties to the transaction are a non-broker-dealer customer and an Exchange Market Maker, the non-broker-dealer customer may request review of the subject transaction, and the transaction will nullified by an Exchange Official.

(B) **Procedures for Reviewing Trades on Exchange Motion**. In the interest of maintaining a fair and orderly market for the protection of investors, the Chief Regulatory Officer or designee thereof, who is an officer of the Exchange (collectively "Exchange Officer") may, on his or her own motion or upon request, determine to review any transaction occurring on the Exchange that is believed to be erroneous. A transaction reviewed pursuant to this provision may be nullified in accordance with section (j) of this Rule. The Exchange Officer may be assisted by an Exchange Official in reviewing a transaction.

The Exchange Officer shall act as soon as possible after receiving notification of the transaction, and ordinarily would be expected to act on the same day as the transaction occurred. In no event shall the Exchange Officer act later than 9:30 a.m. (ET) on the next trading day following the date of the transaction in question. A party affected by a determination to nullify a transaction pursuant to this provision may appeal such determination in accordance with Rule 530; however, a determination by an Exchange Officer not to review a transaction, or a determination not to nullify a transaction for which a review was requested or conducted, is not appealable. If a transaction is reviewed and a determination is rendered pursuant to another provision of Rule 530, no additional relief may be granted under this provision.

(ii) **Bust**. An Exchange Official will determine whether there is a trade that qualifies to be nullified as defined in this Rule.

(3) **Request for Review**. If a party affected by a determination made under this Rule so requests within the time permitted, the CRO will review decisions made under this Rule. A request for review under this paragraph must be made within thirty minutes after a party receives official notification of a final determination by the Exchange Official under this Rule, except that if such notification is made after 3:30 p.m. Eastern Time, either party has until 9:30 a.m. Eastern Time on the next trading day to request a review. Such a request for review must be in writing or otherwise documented. The CRO shall review the facts and render a decision on the day of the transaction, or the next trade day in the case where a request is properly made after 3:30 p.m. on the day of the transaction or where the request is properly made the next trade day.

(i) **Absence of the CRO**. In the absence of the CRO, the deputy CRO or designee of the CRO will be appointed to act in this capacity.

(ii) **Appeal Fee**. A Member seeking the CRO's review of an Exchange Official ruling shall be assessed a fee of $250.00 for each Exchange Official ruling to be reviewed that is sustained and not overturned or modified by the CRO.

(iii) **Authority of the CRO**. Decisions of the CRO concerning (i) the review of Exchange Official rulings relating to the nullification of transactions, and (ii) initial requests for relief shall be final and may not be appealed to the Exchange's Board.

[Adopted March 7, 2013 (SR-MIAX-2013-07); amended April 8, 2013 (SR-MIAX-2013-12); amended April 9, 2013 (SR-MIAX-2013-15); amended July 3, 2013 (SR-MIAX-2013-33); amended April 3, 2014 (SR-MIAX-2014-14); amended May 22, 2014, (SR-MIAX-2014-20); amended February 18, 2015 (SR-MIAX-2015-11; amended October 20, 2015 (SR-MIAX-2015-60)]

Rule 531. [Reserved]

[Adopted: October 20, 2014; amended May 7, 2015 (SR-MIAX-2015-35)]

CHAPTER VI. MARKET MAKERS

Rule 600. Registration of Market Makers

(a) A Market Maker is a Member with Registered Options Traders registered pursuant to Rule 601. Market Makers are registered with the Exchange for the purpose of making transactions as dealer-specialist in accordance with the provisions of this Chapter. Members registered as Market Makers have certain rights and bear certain responsibilities beyond those of other Members. All Market Makers are designated as specialists on the Exchange for all purposes under the Exchange Act and the rules and regulations thereunder.

(b) To register as a Lead Market Maker or as a Registered Market Maker, a Member shall file an application in writing on such forms as the Exchange may prescribe. Applications shall be reviewed by the Exchange, which shall consider an applicant's market making ability and such other factors as the Exchange deems appropriate. After reviewing the application, the Exchange shall either approve or disapprove the applicant's registration as a Lead Market Maker or as a Registered Market Maker. Once approved, a Lead Market Maker may apply to the Exchange to be considered for appointment as a Primary Lead Market Maker in one or more option classes traded on the Exchange. The appointment of a Primary Lead Market Maker shall be in accordance with Rule 602.

(c) The registration of any Member as a Lead Market Maker, Primary Lead Market Maker, or as a Registered Market Maker may be suspended or terminated by the Exchange upon a determination that such Member has failed to properly perform as a Market Maker.

(d) These Rules place no limit on the number of qualifying entities that may become Market Makers. However, based on system constraints, capacity restrictions or other factors relevant to protecting the integrity of the System, the Board or its designee may limit access to the System, for a period to be determined in the Board's discretion, pending any action required to address the issue of concern to the Board. To the extent that the Board places permanent limitations on access to the System on any Member(s), such limits shall be objectively determined and submitted to the Commission for approval pursuant to a rule change filing under Section 19(b) of the Exchange Act.

[Adopted: December 3, 2012]

Rule 601. Registered Option Traders

(a) Market Maker quotations and orders may be submitted to the System only by Registered Option Traders ("ROTs"). An ROT is permitted to enter quotes and orders only for the account of the Market Maker with which he is associated.

(b) **Registration of Registered Option Traders.** The Exchange may, upon receiving an application in writing from a Market Maker on a form prescribed by the Exchange, approve a person as an ROT.

(1) ROTs may be: (i) individual Members registered with the Exchange as Market Makers, or (ii) officers, partners, employees or associated persons of Members that are registered with the Exchange as Market Makers.

(2) To be approved as an ROT, a person must demonstrate knowledge of the Rules by passing an examination prescribed by the Exchange in accordance with Rule 203(a).

(3) The Exchange may require a Market Maker to provide additional information the Exchange considers necessary to establish whether a person should be approved.

(4) A person may be conditionally approved as an ROT subject to any conditions the Chief Regulatory Officer considers appropriate in the interests of maintaining a fair and orderly market.

(c) **Suspension or Withdrawal of Registration.**

(1) The Exchange may suspend or withdraw the registration previously given to a person to be an ROT if the Exchange determines that:

(i) the person has caused the Market Maker to fail to comply with the Rules;

(ii) the person is not properly performing the responsibilities of an ROT;

(iii) the person has failed to meet the conditions set forth under paragraph (b) above; or

(iv) the Exchange believes it is in the best interest of fair and orderly markets.

(2) If the Exchange suspends the registration of a person as an ROT, the Market Maker must not allow the person to submit quotes and/or orders into the System.

(3) The registration of an ROT will be withdrawn upon the written request of the Member for which the ROT is registered. Such written request shall be submitted on the form prescribed by the Exchange.

[Adopted: December 3, 2012]

Rule 602. Appointment of Market Makers

(a) **Appointment by the Exchange**. The Board or a committee designated by the Board shall appoint Market Makers to one or more classes of option contracts traded on the Exchange. In making such appointments the Board or designated committee shall consider

(1) the financial resources available to the Market Maker,

(2) the Market Maker's experience and expertise in market making or options trading,

(3) the preferences of the Market Maker to receive appointment(s) in specific option class(es), and

(4) the maintenance and enhancement of competition among Market Makers in each class of option contracts to which they are appointed.

The Board or designated committee shall make appointments in the best interest of the Exchange to provide competitive markets.

(b) **Allocation of Option Classes.** The Board or designated committee (1) will allocate options classes and make appointments of Primary Lead Market Makers, Lead Market Makers and Registered Market Makers to those classes, and (2) upon prior written notice, may limit the number of Market Makers in a class of option contracts traded on the Exchange as set forth in Rule 602(c).

(c) **Number of Market Makers Quoting per Class.**

(1) The Board or designated committee shall appoint one (1) Primary Lead Market Maker to each options class traded on the Exchange.

(2) The Exchange will impose an upper limit on the aggregate number of Market Makers that may quote in each class of options ("Class Quoting Limit" or "CQL"). Currently, the CQL is set at fifty (50) Market Makers per option class.

Market Makers requesting an appointment in a class of options will be considered for the appointment in accordance with paragraphs (a), (b) and (f) of this Rule 602 provided the number of Market Makers appointed in the options class does not exceed the CQL. When the number of Market Makers appointed in the options class equals the CQL, all other Market Makers requesting to be appointed in that options class will be wait-listed in the order in which they submitted their request. When the options class can accommodate another Market Maker (whether due to attrition or an increase in the CQL), the Market Maker at the "top" of the list (*i.e.*, the Market Maker that has been on the wait-list the longest amount of time) will be considered for the next appointment in accordance with paragraphs (a), (b) and (f) of this Rule 602. The Board or designated committee shall make appointments in the best interest of the Exchange to provide competitive markets. If a wait-listed Market Maker is offered, yet refuses, an appointment in the option class, the Market Maker will be removed from that wait list.

(3) The President of the Exchange (or in his absence his designee, who must be a Senior Vice President of the Exchange or higher) may increase the CQL for an existing or new option class if the President determines that it would be appropriate. The President (or his designee), in his discretion, may determine to reduce the CQL ("reduced CQL") if the President determines that it would be appropriate, provided, however, that any reduction must be undertaken in accordance with the following procedure. If a Market Maker changes its registration and ceases quoting in that class after the President (or his designee) has determined to decrease the CQL, the "increased" CQL will decrease by one until such time that the number of remaining Market Makers quoting in the option class equals the "reduced CQL." From that point forward, the number of Market Makers quoting in the product may not exceed the "reduced CQL." Any actions taken by the President of the Exchange pursuant to this paragraph will be submitted to the Commission in a rule filing pursuant to Section 19(b)(3)(A) of the Exchange Act.

(4) The Exchange will announce all changes regarding Class Quoting Limits through a Regulatory Circular. The Exchange may increase the CQL levels by submitting to the Commission a rule filing pursuant to Section 19(b)(3)(A) of the Exchange Act. The Exchange may decrease the CQL levels established above upon Commission approval of a rule filing submitted pursuant to Section 19(b)(2) of the Exchange Act.

(d) No appointment of a Market Maker shall be without the Market Maker's consent to such appointment, provided that refusal to accept an appointment may be deemed sufficient cause for termination or suspension of a Market Maker's registration.

(e) The Board or designated committee may suspend or terminate any appointment of a Market Maker under this Rule and may make additional appointments or change the option classes included in a Market Maker's appointed classes whenever, in the Board's or designated committee's judgment, the interests of a fair and orderly market are best served by such action.

(f) The Exchange shall periodically conduct an evaluation of Market Makers to determine whether they have fulfilled performance standards relating to, among other things, quality of markets, competition among Market Makers, observance of ethical standards, and administrative factors. The Exchange may consider any relevant information, including but not limited to the results of a Market Maker evaluation questionnaire, trading data, a Market Maker's regulatory history and such other factors and data as may be pertinent in the circumstances. Failure by a Market Maker to meet minimum performance standards may result in, among other things:

(1) suspension, termination or restriction of an appointment to one or more of the options classes within the Market Maker's appointed classes;

(2) restriction of appointments to additional options classes in the Market Maker's appointed classes; or

(3) suspension, termination, or restriction of the Market Maker's registration.

Interpretations and Policies:

.01 A Member that is approved to act in the capacity of a Lead Market Maker may voluntarily be appointed to act as an "Alternative Primary Lead Market Maker," so long as the Exchange has determined that such Member has the appropriate systems and procedures in place to undertake the responsibilities of a Primary Lead Market Maker.

(a) The Exchange may appoint an Alternative Primary Lead Market Maker to an options class only in the event that no Primary Lead Market Makers seek allocation of the security.

(b) If no Primary Lead Market Makers seek allocation of an options class, all eligible Lead Market Makers will be given notice and an opportunity to seek allocation of the security as an Alternative Primary Lead Market Maker. Such allocations will be made by the Board or committee designated by the Board according to the guidelines contained in Rule 602.

(c) An Alternative Primary Lead Market Maker shall have all of the responsibilities and privileges of a Primary Lead Market Maker under the Rules with respect to all appointed options classes in which the Lead Market Maker has been appointed Alternative Primary Lead Market Maker.

(d) If an Alternative Primary Lead Market Maker ceases trading an options class in which a Lead Market Maker has been appointed Alternative Primary Lead Market Maker, the class will be reallocated by the Exchange to a Lead Market Maker or another Alternative Lead Market Maker, as appropriate.

[Adopted: December 3, 2012]

Rule 603. Obligations of Market Makers

(a) **General**. Transactions of a Market Maker should constitute a course of dealings reasonably calculated to contribute to the maintenance of a fair and orderly market, and Market Makers should not make bids or offers or enter into transactions that are inconsistent with such a course of dealings. Ordinarily, Market Makers are expected to, except in unusual market conditions, refrain from purchasing a call option or a put option at a price more than $0.25 below parity, although a larger amount may be appropriate considering the particular market conditions. In the case of calls, parity is measured by the bid in the underlying security, and in the case of puts, parity is measured by the offer in the underlying security. The $0.25 amount above may be increased or provisions of this Rule may be waived by the Exchange on a series-by-series basis.

(b) **Appointment**. With respect to each options class to which a Market Maker is appointed under Rule 602, the Market Maker has a continuous obligation to engage, to a reasonable degree under the existing circumstances, in dealings for his own account when there exists, or it is reasonably anticipated that there will exist, a lack of price continuity, a temporary disparity between the supply of and demand for a particular option contract, or a temporary distortion of the price relationships between option contracts of the same class. Without limiting the foregoing, a Market Maker is expected to perform the following activities in the course of maintaining a fair and orderly market:

(1) To compete with other Market Makers to improve the market in all series of options classes to which the Market Maker is appointed.

(2) To make markets that, absent changed market conditions, will be honored for the number of contracts entered into the System in all series of options classes to which the Market Maker is appointed.

(3) To update market quotations in response to changed market conditions in all series of options classes to which the Market Maker is appointed.

(4) (i) To price option contracts fairly by, among other things, bidding and offering so as to create differences of no more than $5 between the bid and offer ("bid/ask differentials") following the opening rotation in an equity option contract;

(ii) The Exchange may establish differences other than the bid/ask differentials described in (i) above for one or more option series or classes.

(5) The bid/ask differentials stated in subparagraph (b)(4) of this Rule shall not apply to in-the-money options where the underlying security's market is wider than the differentials set forth above. For these options, the bid/ask differential may be as wide as the quotation on the primary market of the underlying security.

(c) **Primary Lead Market Makers.** In addition to the obligations contained in this Rule for Market Makers generally, for options classes to which a Market Maker is an appointed Primary Lead Market Maker, it shall have the responsibility to submit valid width quotes in each series not later than one minute following the dissemination of a quote or trade by the market for the underlying security pursuant to Rule 503(e).

(d) **Classes of Options To Which Not Appointed**. With respect to classes of options to which a Market Maker is not appointed, it should not engage in transactions for an account in which it has an interest that are disproportionate in relation to, or in derogation of, the performance of his obligations as specified in paragraph (b) above with respect to those classes of options to which it is appointed. Market Makers should not:

(1) Individually or as a group, intentionally or unintentionally, dominate the market in options contracts of a particular class, or

(2) Effect purchases or sales on the Exchange except in a reasonable and orderly manner.

[Adopted: December 3, 2012; amended February 11, 2013 (SR-MIAX-2013-04); amended March 8, 2013 (SR-MIAX-2013-08); amended May 13, 2014 (SR-MIAX-2014-18)]

Rule 604. Market Maker Quotations

(a) **Options Classes.** A quotation may only be entered by a Market Maker, and only in the options classes to which the Market Maker is appointed under Rule 602.

(b) **Price and Size Associated with Quotes.** A Market Maker's bid and offer for a series of option contracts shall state a price accompanied by the number of contracts at that price the Market Maker is willing to buy or sell upon receipt of an order or upon interaction with a quotation entered by another Market Maker on the Exchange.

(1) **Price**. The price of Market Maker quotes shall be in the minimum trading increments applicable to the security under Rule 510; provided that, with respect to any security designated by the Exchange as available for non-displayed penny orders under Rule 516(b)(3), Market Maker quotes may be in one-cent increments. In such designated securities, quotes entered in one-cent increments will be firm as provided in paragraph (d) below, but shall only be displayed to Members and the public at the Minimum Price Variation (MPV) for the security. The displayed price of such quotes will be the closest MPV that is higher for offers and the closest MPV that is lower for bids.

(2) **Size**. The initial size of a Market Maker incoming Standard Quote, Day eQuote and all other types of eQuotes must be for the minimum number of contracts, which minimum number shall be at least one (1) contract. The minimum number of contracts, which can vary according to type of quote or eQuote, shall be at least one (1) contract, will be determined by the Exchange on a class-by-class basis and announced to the Members through a Regulatory Circular.

(c) **Two-Sided Quotes.** A Market Maker that enters a bid (offer) on the Exchange must enter an offer (bid) within the spread allowable under Rule 603(b)(4).

(d) **Firm Quotes.**

(1) Market Maker bids and offers are firm for orders and Market Maker quotations both under this Rule and Rule 602 of Regulation NMS under the Exchange Act ("Rule 602 of Reg NMS") for the number of contracts specified according to the requirements of paragraph (b) above. Market Maker bids and offers are not firm under this Rule and Rule 602 of Reg NMS if:

(i) a System malfunction or other circumstance impairs the Exchange's ability to disseminate or update market quotes in a timely and accurate manner.

(ii) the level of trading activities or the existence of unusual market conditions is such that the Exchange is incapable of collecting, processing, and making available to quotation vendors the data for the option in a manner that accurately reflects the current state of the market on the Exchange, and as a result, the market in the option is declared to be "fast" pursuant to Rule 506.

(iii) during trading rotations; or

(iv) any of the circumstances provided in paragraph (c)(4) of Rule 602 of Reg NMS exist.

(e) **Continuous Quotes**. The following quoting requirements shall apply:

(1) **Primary Lead Market Makers**

(i) A Primary Lead Market Maker must provide continuous two-sided Standard quotes and/or Day eQuotes, which for the purpose of this paragraph shall mean 90% of the time, for the options classes to which it is appointed.

(ii) A Primary Lead Market Maker must provide continuous two-sided Standard quotes and/or Day eQuotes in at least the lesser of 99% of the non-adjusted option series, or 100% of the non-adjusted option series minus one put-call pair, in each class in which the Primary Lead Market Maker is assigned. The term "put-call pair" refers to one put and one call that cover the same underlying instrument and have the same expiration date and exercise price. Such quotations must meet the bid/ask differential requirements of Rule 603(b)(4). These obligations will apply to all appointed classes collectively for each Primary Lead Market Maker, rather than on a class-by-class basis. Compliance with this obligation will be determined on a monthly basis. However, determining compliance with the continuous quoting requirement on a monthly basis does not relieve the Primary Lead Market Maker of the obligation to provide continuous two-sided quotes on a daily basis, nor will it prohibit the Exchange from taking disciplinary action against a Primary Lead Market Maker for failing to meet the continuous quoting obligation each trading day.

(iii) The obligation contained in subparagraph (e)(1)(ii) above, does not apply to adjusted option series, nor to an intra-day add-on series on the day during which such series was added for trading. For purposes of this Rule, an adjusted options series is an options series wherein, as a result of a corporate action by the issuer of the underlying security, one option contract in the series represents the delivery of other than 100 shares of underlying stock or exchange-traded fund shares.

(iv) If a technical failure or limitation of a system of the Exchange prevents a Primary Lead Market Maker from maintaining, or prevents a Primary Lead Market Maker from communicating to the Exchange, timely and accurate electronic quotes in a class, the duration of such failure shall not be considered in determining whether the Primary Lead Market Maker has satisfied the quoting standard with respect to that option class. The Exchange may consider other exceptions to this continuous electronic quote obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

(2) **Lead Market Makers**

(i) A Lead Market Maker must provide continuous two-sided Standard quotes and/or Day eQuotes, which for the purpose of this paragraph shall mean 90% of the time, for the options classes to which it is appointed.

(ii) A Lead Market Maker must provide continuous two-sided Standard quotes and/or Day eQuotes in at least 90% of the non-adjusted option series in each of its appointed classes. Such quotations must meet the bid/ask differential requirements of Rule 603(b)(4). These obligations will apply to all appointed classes collectively for each Lead Market Maker, rather than on a class-by-class basis. Compliance with this obligation will be determined on a monthly basis. However, determining compliance with the continuous quoting requirement on a monthly basis does not relieve the Lead Market Maker of the obligation to provide continuous two-sided quotes on a daily basis, nor will it prohibit the Exchange from taking disciplinary action against a Lead Market Maker for failing to meet the continuous quoting obligation each trading day.

(iii) The obligation contained in subparagraph (e)(2)(ii) above, does not apply to adjusted option series, to series with a time to expiration of nine (9) months or greater, nor to an intra-day add-on series on the day during which such series was added for trading. For purposes of this Rule, an adjusted options series is an options series wherein, as a result of a corporate action by the issuer of the underlying security, one option contract in the series represents the delivery of other than 100 shares of underlying stock or exchange-traded fund shares.

(iv) If a technical failure or limitation of a system of the Exchange prevents a Lead Market Maker from maintaining, or prevents a Lead Market Maker from communicating to the Exchange, timely and accurate electronic quotes in a class, the duration of such failure shall not be considered in determining whether the Lead Market Maker has satisfied the quoting standard with respect to that option class. The Exchange may consider other exceptions to this continuous electronic quote obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

(3) **Registered Market Makers.**

(i) A Registered Market Maker must provide continuous two-sided Standard quotes and/or Day eQuotes throughout the trading day in 60% of the non-adjusted series that have a time to expiration of less than nine months in each of its appointed classes. For the purpose of this paragraph, continuous two-sided quoting shall mean 90% of the time, for the options classes to which the Registered Market Maker is appointed. Such quotations must meet the bid/ask differential requirements of Rule 603(b)(4). These obligations will not apply to an intra-day add-on series on the day during which such series was added for trading. These obligations will apply to all appointed classes collectively for each Registered Market Maker, rather than on a class-by-class basis. Compliance with this obligation will be determined on a monthly basis. However, determining compliance with the continuous quoting requirement on a monthly basis does not relieve the Registered Market Maker of the obligation to provide continuous two-sided quotes on a daily basis, nor will it prohibit the Exchange from taking disciplinary action against a Registered Market Maker for failing to meet the continuous quoting obligation each trading day.

(ii) If a technical failure or limitation of a system of the Exchange prevents a Market Maker from maintaining, or prevents a Market Maker from communicating to the Exchange, timely and accurate electronic quotes in a class, the duration of such failure shall not be considered in determining whether the Market Maker has satisfied the 60% quoting standard with respect to that option class. The Exchange may consider other exceptions to this continuous electronic quote obligation based on demonstrated legal or regulatory requirements or other mitigating circumstances.

(iii) A Registered Market Maker may be called upon by an Exchange official designated by the Board to submit a single quote or maintain continuous quotes in one or more of the series of an options class to which the Registered Market Maker is appointed whenever, in the judgment of such official, it is necessary to do so in the interest of fair and orderly markets.

(iv) Notwithstanding the foregoing, Registered Market Makers shall be deemed not to be assigned in any Quarterly Option Series. Accordingly, the continuous quoting obligations set forth in this Rule shall not apply to Registered Market Makers with respect to Quarterly Option Series.

(f) **Temporary Withdrawal of Quotations by the Primary Lead Market Maker.** A Primary Lead Market Maker may apply to the Exchange to withdraw temporarily from its Primary Lead Market Maker status in an options class. The Primary Lead Market Maker must base its request on demonstrated legal or regulatory requirements that necessitate its temporary withdrawal, or provide the Exchange an opinion of counsel certifying that such legal or regulatory basis exists. The Exchange will act promptly on such a request, and, if the request is granted, the Exchange will temporarily reassign the options class to another Primary Lead Market Maker.

Interpretations and Policies:

.01 Pursuant to Rule 604(e)(2)(iii), the continuous quoting requirement for Lead Market Makers does not apply to option series with a time to expiration of nine (9) months or greater, nor to intra-day add-on series. That limitation, however, does not prevent Lead Market Makers from quoting such long-term and intra-day add-on option series and does not prevent Lead Market Makers from receiving directed orders and the participation entitlement in such series in accordance with the provisions set forth in Rule 514(h) and (i).

.02 Pursuant to Rule 604(e)(1)(iii), the continuous quoting requirement for Primary Lead Market Makers does not apply to intra-day add-on series. That limitation, however, does not prevent Primary Lead Market Makers from quoting such intra-day add-on series and does not prevent Primary Lead Market Makers from receiving the participation entitlement in such series in accordance with the provisions set forth in Rule 514(g) and (i).

[Adopted: December 3, 2012; amended February 11, 2013 (SR-MIAX-2013-04); amended March 8, 2013 (SR-MIAX-2013-08); amended September 17, 2013 (SR-MIAX-2013-44)]

Rule 605. Market Maker Orders

(a) **Options Classes to Which Appointed**. Market Makers may place principal orders to buy or sell options in the options classes to which they are appointed under Rule 602, including day limit orders, opening orders ("OPG"), auction or cancel orders ("AOC") orders, immediate-or-cancel orders, and fill-or-kill orders. Market Makers may not enter market orders or good 'til cancelled orders ("GTC") in their assigned classes. Registered Market Makers shall comply with the provisions of Rule 604(e)(3)(i) upon the entry of such orders if they were not previously quoting in the series.

(b) **Options Classes Other Than Those to Which Appointed.**

(1) Except for market orders, a Market Maker may enter all other order types permitted to be entered by Non-Customer participants under the Rules when the Market Maker is seeking to buy or sell options in classes of options listed on the Exchange to which the Market Maker is not appointed under Rule 602.

(2) **Registered Market Makers.** The total number of contracts executed during a quarter by a Registered Market Maker in options classes to which it is not appointed may not exceed twenty-five percent (25%) of the total number of contracts traded by such Registered Market Maker in classes to which it is appointed and with respect to which it was quoting pursuant to Rule 604(e) in any calendar quarter.

(3) **Lead Market Makers.** The total number of contracts executed during a quarter by a Lead Market Maker (including those Lead Market Makers appointed as Primary Lead Market Makers) in options classes to which it is not appointed may not exceed ten percent (10%) of the total number of contracts traded by such Lead Market Maker in classes to which it is appointed and with respect to which it was quoting pursuant to Rule 604(e)(1).

(c) **Priority of Market Maker Orders**. In accordance with Rule 514, executions resulting from Market Maker orders will always be allocated with other Professional Interest (such as orders from broker-dealers, firms, non-Priority Customers and non-priority Market Maker quotes) and after both Priority Customer interest and priority Market Maker quotes (as described in Rule 517) have been satisfied.

[Adopted: December 3, 2012; amended May 22, 2013 (SR-MIAX-2013-24)]

Rule 606. Trade Reporting and Comparison

The details of each trade executed on the Exchange are automatically reported at the time of execution. Members need not separately report their transactions for trade comparison purposes.

[Adopted: December 3, 2012]

Rule 607. Securities Accounts and Orders of Market Makers

(a) **Identification of Accounts**. In a manner prescribed by the Exchange, each Market Maker shall file with the Exchange and keep current a list identifying all accounts for stock, options, non-U.S. currency, non-U.S. currency options, futures or options on futures on such currency, or any other derivatives based on such currency, physical commodities, physical commodity options, commodity futures contracts, options on commodity futures contracts, any other derivatives based on such commodity and related securities trading in which the Market Maker may, directly or indirectly, engage in trading activities or over which it exercises investment discretion. No Market Maker shall engage in stock, options, non-U.S. currency, non-U.S. currency options, futures or options on futures on such currency, or any other derivatives based on such currency, physical commodities, physical commodity options, commodity futures contracts, options on commodity futures contracts, any other derivatives based on such commodity or related securities trading in an account which has not been reported pursuant to this Rule. In addition, Market Makers in options on Exchange-Traded Fund Shares, as defined in Rule 402(i), are obligated to conduct all trading in the Exchange-Traded Fund Shares in account(s) that have been reported to the Exchange.

(b) **Reports of Orders**. Each Market Maker shall in the prescribed form, report to the Exchange every order entered by the Market Maker for the purchase or sale of (i) a security underlying options traded on the Exchange, or (ii) a security convertible into or exchangeable for such underlying security, as well as opening and closing positions in all such securities held in each account reported pursuant to paragraph (a) of this Rule. The report pertaining to orders must include the terms of each order, identification of the brokerage firms through which the orders were entered, the times of entry or cancellation, the times report of execution were received and, if all or part of the order was executed, the quantity and execution price.

(c) **Joint Accounts**. No Market Maker shall, directly or indirectly, hold any interest or participate in any joint account for buying or selling any option contract unless each participant in such joint account is a Member and unless such account is reported to and not disapproved by the Exchange. Such reports in a form prescribed by the Exchange shall be filed with the Exchange before any transaction is effected on the Exchange for such joint account. A participant in a joint account must:

(1) Be either a Market Maker or a Clearing Member that carries the joint account;

(2) File and keep current a completed application on such form as is prescribed by the Exchange;

(3) Be jointly and severally responsible for assuring that the account complies with all the Rules; and

(4) Not be a Market Maker appointed to the same options classes to which the joint account holder is also appointed as a Market Maker.

[Adopted: December 3, 2012]

Rule 608. Letters of Guarantee

(a) **Required of Each Market Maker.** No Market Maker shall make any transactions on the Exchange unless a Letter of Guarantee has been issued for such Member by a Clearing Member and filed with the Exchange, and unless such Letter of Guarantee has not been revoked pursuant to paragraph (c) of this Rule.

(b) **Terms of Letter of Guarantee.** A Letter of Guarantee shall provide that the issuing Clearing Member accepts financial responsibilities for all Exchange Transactions made by the guaranteed Member.

(c) **Revocation of Letter of Guarantee.** A Letter of Guarantee filed with the Exchange shall remain in effect until a written notice of revocation has been filed with the Exchange. A revocation shall in no way relieve a Clearing Member of responsibility for transactions guaranteed prior to the effective date of such revocation.

[Adopted: December 3, 2012]

Rule 609. Financial Requirements for Market Makers

(a) **Primary Lead Market Makers.** Every Primary Lead Market Maker shall maintain net liquidating equity of not less than $5,000,000.

(b) **Lead Market Makers.** Every Lead Market Maker shall maintain net liquidating equity of not less than $1,500,000.

(c) **Registered Market Makers**. Every Registered Market Maker shall maintain net liquidating equity of not less than $500,000.

(d) Each Market Maker which is a Clearing Member shall also maintain net capital sufficient to comply with the requirements of the Clearing Corporation and Exchange Act Rule 15c3-1. This equity requirement, as well as all other provisions of the section (including capital maintenance requirements), applies to each Market Maker account, without regard to the number of Market Maker accounts per firm.

(e) The term "net liquidating equity" means the sum of positive cash balances and long securities positions less negative cash balances and short securities positions.

[Adopted: December 3, 2012]

Rule 610. Limitations on Dealings

(a) No Member, other than a Market Maker acting pursuant to Rule 603, limited partner, officer, employee, approved person(s), who is affiliated with a Market Maker or Member, shall, during the period of such affiliation, purchase or sell any option in which such Market Maker is appointed for any account in which such person(s) has a direct or indirect interest. Any such person(s) may, however, reduce or liquidate an existing position in an option in which such Market Maker is appointed provided that such orders are (i) identified as being for an account in which such person(s) has a direct or indirect interest; (ii) approved for execution by an Exchange Official; and (iii) executed by the Market Maker in a manner reasonably calculated to contribute to the maintenance of price continuity with reasonable depth. No order entered pursuant to this Subsection (a) shall be given priority over, or parity with, any order represented in the market at the same price.

(b) Notwithstanding the provisions of Rule 603, an approved person or Member that is affiliated with a Market Maker shall not be subject to Rule 610(a), provided it has obtained Exchange approval of procedures restricting the flow of material non-public corporate or market information between itself and the Market Maker and any Member, officer, or employee associated therewith.

(c) For such Member that controls, is controlled by, or is under common control with another organization, the exemption provided in Subsection (b) of Rule 610 shall be available to it only where the Exchange has determined that the relationship between the Market Maker, each person associated therewith, and such other organization satisfies all the conditions specified in the Exemption Guidelines.

(d) The procedures referred to in Subsection (b) of Rule 610 shall comply with such guidelines as are promulgated by the Exchange.

Exemption Guidelines

(e) The following restrictions apply to a Member that is affiliated with a Market Maker:

> It may not purchase or sell for any account in which it has a direct or indirect interest in any security in which its affiliate is a Market Maker.
>
> It may not engage in any business transaction with the issuer of a security or its insiders in which its affiliate is a Market Maker.
>
> The Member may not accept orders directly from the issuer, its insiders or certain designated parties in securities in which its affiliate is a Market Maker.

This Subsection provides a means by which an affiliated firm doing business with the public as defined in Rule 203 (hereafter "Member") may obtain an exemption from the restrictions discussed above. This exemption is only available to a Member that obtains prior Exchange approval for procedures restricting the flow of material non-public information between it and its affiliated Market Maker, (i.e., so-called "Chinese Wall" procedures). This Subsection sets forth the steps a Member must undertake, at a minimum, to seek to qualify for exemptive relief. Any firm that does not obtain Exchange approval for its procedures in accordance with these Guidelines shall remain subject to the restrictions set forth above.

(f) These Guidelines require that an affiliated Member establish procedures that are sufficient to restrict the flow of information between itself and the Market Maker. Generally, an affiliated Member seeking an exemption from the rules discussed in Subsection (a) above should establish its operational structure along the lines discussed below.

(1) The affiliated Member and the Market Maker must be established as separate and distinct organizations. At a minimum, the two organizations must maintain separate and distinct books, records and accounts, and satisfy separately all applicable financial and capital requirements. While the Exchange will permit the affiliated Member and the Market Maker to be under common management, in no instance may persons associated with a Member exercise influence over or control the Market Maker's conduct with respect to particular securities or vice versa. Any general managerial oversight must not conflict with or compromise in any way the Market Maker's market making responsibilities pursuant to the Rules of the Exchange.

(2) The affiliated Member and the Market Maker must establish procedures designed to prevent the use of material non-public corporate or market information in the possession of the affiliated Member to influence the Market Maker's conduct and avoid the misuse of Market Maker market information to influence the affiliated Member conduct. Specifically, the affiliated Member and the Market Maker organization must ensure that material non-public corporate information relating to trading positions taken by the affiliated Member in a Market Maker's security are not made available to the Market Maker, or to any Member, partner, director or employee thereof, by a Market Maker while in possession of non-public corporate information derived by the affiliated Member from any transaction or relationship with the issuer or any other person in possession of such information; that advantage is not taken of knowledge of pending transactions or the Member's recommendations; and that all information pertaining to positions taken or to be taken by the Market Maker in a Market Maker security is kept confidential and is not made available to the affiliated Member.

(g) An affiliated Member seeking exemption shall submit to the Exchange a written statement that shall set forth the following:

(1) The manner in which it intends to satisfy each of the conditions stated in Subsections (f)(1) and (f)(2) of these Guidelines, and the compliance and audit procedures it proposes to implement to ensure that the functional separation is maintained;

(2) The designation and identification of the individual(s) within the affiliated Member responsible for maintenance and surveillance of such procedures;

(3) That the Market Maker may make available to a broker affiliated with it only the sort of market information that it would make available in the normal course of its Market Maker activity to any other broker and in the same manner that it would make information available to any other broker; and that the Market Maker may only make such information available to a broker affiliated with the Member pursuant to a request by such broker for such information and may not, on its own initiative, provide such broker with such information;

(4) That where it issues a recommendation in a security in which it acts as Market Maker it must disclose that an associated Market Maker makes a market in the security, may have a position in the security, and may be on the opposite side of public orders executed on the Exchange in the security, and the firm will notify the Exchange immediately after the issuance of a research report or written recommendation;

(5) That it will file with the Exchange such information and reports as the Exchange may, from time to time, require relating to its transactions in a specialty security;

(6) That it will take appropriate remedial action against any person violating these Guidelines and/or its internal compliance and audit procedures adopted pursuant to Subsection (g)(1) of these Guidelines, and that it and its associated Market Maker each recognizes that the Exchange may take appropriate remedial action, including (without limitation) reallocation of securities in which it serves as Market Maker and/or revocation of the exemption, in the event of such a violation;

(7) Whether the firm intends to clear proprietary trades of the Market Maker and, if so, the procedures established to ensure that information with respect to such clearing activities will not be used to compromise the firm's Chinese Wall procedures (the procedures followed shall, at a minimum, be the same as those used by the firm to clear for unaffiliated third parties); and

(8) That no individual associated with it may trade as a market maker in any security in which the associated Market Maker has an appointment.

(h) Subsection (f) of these Exemption Guidelines requires the establishment of procedures designed to prohibit the flow of certain market sensitive information from a Member to its affiliate Market Maker or to any Member, partner, director or employee thereof. In the event that, notwithstanding these procedures, any Market Maker becomes aware of the fact that he has received any such information relating to any of their Market Maker securities from his organization's affiliated Member, the Market Maker shall promptly communicate that fact and disclose the information so received to the person in the affiliated member firm responsible for compliance with securities laws and regulations (the compliance officer) and shall seek a determination from the compliance officer as to whether he should, as a consequence of his receipt of such information, give up the appointment in the option class involved. If the compliance officer determines that the Market Maker should give up the Market Maker appointment, the Market Maker shall, at a minimum, give it up to another Member who is registered as Market Maker in the security and who is not in possession of the information so received. In any such event, the compliance officer shall determine when it is appropriate for the Market Maker to recover the Market Maker security and recommence acting as Market Maker in the Market Maker security involved. Procedures shall be established by the affiliated member firm to assure that in any instance when the compliance officer determines that a Market Maker should give up the appointment, such transfer is effected in a manner which will prevent the market sensitive information from being disclosed to the temporary Market Maker.

The compliance officer shall keep a written record of each request received from a Market Maker for a determination as referred to above. Such record shall be adequate to record the pertinent facts and shall include, at a minimum, the identification of the security, the date, a description of the information received by the Market Maker, the determination made by the compliance officer and the basis therefor. If the appointment is given up, the record shall also set forth the time at which the Market Maker reacquired the appointment and the basis upon which the compliance officer determined that such reacquisition was appropriate. The Exchange shall be given prompt notice of any instance when the compliance officer determines that the Market Maker should give up the appointment and also of the determination that such Market Maker should be permitted to reacquire the appointment. In accordance with such schedules as the Exchange shall from time to time prescribe (at least monthly), the written record of all requests received by the compliance officer from the affiliated Market Maker for a determination as referred to above shall be furnished to the Exchange for its review. Members are cautioned that any trading by any person while in possession of material, non-public information received as a result of any breach of the internal controls required by the Guidelines may have violated Rule 10b-5, Rule 14e-3, just and equitable principles of trade or one or more other provisions of the Exchange Act, or regulations thereunder or rules of the Exchange. The Exchange shall review any such trading of which it becomes aware to determine whether any such violation has occurred.

(i) Subsection (g)(7) of these Guidelines permits a Member to clear the Market Maker transactions of its affiliated Market Maker provided it establishes procedures to ensure that information with respect to such clearing activities will not be used to compromise the firm's Chinese Wall procedures. Such procedures should provide that any information pertaining to security positions and trading activities of the Market Maker, and information derived from any clearing and margin financing arrangements between the affiliated Member and the Market Maker, may be made available only to those (other than employees actually performing clearing and margin financing functions) in senior management positions in the affiliated Member who are involved in exercising general managerial oversight over the Market Maker. Generally, such information may be made available only to the affiliated Member's chief executive officer, chief operations officer, chief financial officer, and senior officer responsible for managerial oversight of the Market Maker, and only for the purpose of exercising permitted managerial oversight. Such information may not be made available to anyone actually engaged in making day-to-day trading decisions for the affiliated member firm, or in making recommendations to the customers or potential customers of the affiliated member firm. Any margin financing arrangements must be sufficiently flexible so as not to limit the ability of any Market Maker to meet market making or other obligations under Exchange Rules.

(j) The written statement required by Subsection (g) of these Exemption Guidelines shall detail the internal controls that both the affiliated Member and the Market Maker intend to adopt to satisfy each of the conditions stated in Subsections (g)(1) through (g)(8) of these Guidelines, and the compliance and the audit procedures they propose to implement to ensure that the internal controls are maintained. If the Exchange determines that the organizational structure and the compliance and audit procedures proposed by the Member and its affiliated Market Maker are acceptable under the Guidelines, the Exchange shall so inform the Member and its affiliated Market Maker, in writing, at which point an exemption shall be granted. Absent such prior written approval, an exemption shall not be made available. The written statement should identify the individuals in senior management positions (and their titles/levels of responsibility) of the affiliated Member to whom information concerning the Market Making trading activities and security positions, and information concerning clearing and margin financing arrangements, is to be made available, the purpose for which it is to be made available, the frequency with which the information is to be made available, and the format in which the information is to be made available. If any partner, director, officer, or employee of the affiliated Member intends to serve in any such capacity with the Market Maker, or vice versa, the written statement must include a statement of the duties of the particular individual, at both entities, and why it is necessary for such individual to be a partner, director, officer or employee of both entities. The Exchange may grant approval for service at both entities only if the dual affiliation is for overall management control purposes or for administrative and support purposes. Dual affiliation will not be permitted for an individual who intends to be active in the day-to-day business operations of both entities. Nothing in the foregoing, however, shall preclude an employee of one entity who performs strictly administrative or support functions (such as facilities, accounting, data processing, personnel and similar types of services) from performing similar functions on behalf of the other entity, provided that such individual is clearly identified, and the functions performed on behalf of each entity are specified, in the written statement described above, and all requirements in Subsection (f) above as to maintaining the confidentiality of information are met.

[Adopted: December 3, 2012; amended June 2, 2014 (SR-MIAX-2014-16)]

Rule 611. Financial Arrangements of Market Makers

Each Market Maker who makes an arrangement to finance its transactions as a Market Maker must identify to the Exchange the source of the financing and its terms. The Exchange must be informed immediately of the intention of any party to terminate or change any such arrangement

[Adopted: December 3, 2012]

Rule 612. Aggregate Risk Manager (ARM)

(a) The MIAX System will maintain a counting program ("counting program") for each Market Maker who is required to submit continuous two-sided quotations pursuant to Rule 604 in each of their assigned option classes. The counting program will count the number of contracts traded by a Market Maker in an assigned option class within a specified time period that has been established by the Market Maker (the "specified time period"). The specified time period cannot exceed 15 seconds. The Market Maker will also establish for each option class an Allowable Engagement Percentage that cannot be less than 100%. When an execution of a Market Maker's Standard quote or Day eQuote occurs, the System will look back over the specified time period to determine whether the execution triggers the Aggregate Risk Manager.

(b) (1) **Aggregate Risk Manager.** The System will engage the Aggregate Risk Manager in a particular option class when the counting program has determined that a Market Maker has traded during the specified time period a number of contracts equal to or above their Allowable Engagement Percentage. The Aggregate Risk Manager will then automatically remove the Market Maker's quotations from the Exchange's disseminated quotation in all series of that particular option class until the Market Maker sends a notification to the System of the intent to reengage quoting and submits a new revised quotation.

(i) Reset on Quote Functionality. When the Market Maker revises his/her quotation on the buy side or sell side of an individual option, contracts executed on that side of the individual option will not be included in the Allowable Engagement Percentage and Net Offset calculations, and the counting program is reset to zero on that side of the individual option until it trades again ("Reset on Quote"). A Market Maker may determine to disengage or re-engage the Reset on Quote functionality for an option class by notifying the Exchange in a manner required by the Exchange and communicated to Members by Regulatory Circular. If the Reset on Quote functionality is disengaged, the System will not reset the counting program to zero upon receipt of a revised quotation.

(2) **Allowable Engagement Percentage.** To determine whether the Market Maker's executed contracts is equal to or above their Allowable Engagement Percentage the following will occur:

(i) for each individual option in a class, the counting program will determine the percentage that the number of contracts executed in that individual option represents relative to the Market Maker's disseminated Standard quote and/or Day eQuote in that individual option ("option percentage"); and

(ii) the counting program will combine the individual option percentages to determine the option class percentage ("class percentage"). When the class percentage equals or exceeds the Market Maker's Allowable Engagement Percentage the Aggregate Risk Manager will remove the Market Maker's quotations as described above.

(3) **Net Offset.** The number of contracts executed in an option class will be automatically offset by the number of contracts that are executed on the opposite side of the market in the same option class during the specified time period (the "Net Offset"). Long call positions will only be offset by short call positions, and long put positions will only be offset by short put positions. The option percentage will be determined based on the number of executed contracts after the Net Offset process has occurred.

(c) All of a Market Maker's quotes in each option class will be considered firm until such time as the Allowable Engagement Percentage threshold has been equaled or crossed and the Market Maker's quotes are removed by the Aggregate Risk Manager in all series of that option class. Any marketable orders, or quotes that are executable against a Market Maker's disseminated quotation that are received prior to the time the Aggregate Risk Manager is engaged will be automatically executed at the disseminated price up to the Market Maker's disseminated size, regardless of whether such an execution results in executions in excess of the Market Maker's Allowable Engagement Percentage.

(d) In the event that the last Market Maker's quote is removed by the Aggregate Risk Manager, there are no other Market Makers quoting in the particular option class or individual option and there are no orders on the Book, the Exchange will disseminate a bid price of $0.00, with a size of zero contracts and/or an offer price of $0.00, with a size of zero contracts.

Interpretations and Policies:

.01 Day eQuotes participate in the Aggregate Risk Manager. The System does not include contracts traded through the use of an eQuote that is not a Day eQuote in the counting program for purposes of this Rule. eQuotes will remain in the System available for trading when the Aggregate Risk Manager is engaged.

.02 **Enhanced Aggregate Risk Manager Protections.** Market Makers may determine to engage any of the following Enhanced Aggregate Risk Manager Protections in the System:

(a) **Class Protection.** A Market Maker may determine to engage the Class Protection feature for a particular option class in which the Market Maker is appointed (an "appointed option class"). When the Allowable Engagement Percentage in such appointed option class has been equaled or exceeded a specified number of times (not less than three times and not more than 99 times) within a specified time period (for purposes of the Enhanced ARM Protections, the "ARM trigger counting period") (each as determined by the Market Maker), the Class Protection feature will remove the Market Maker's quotations from the Exchange's disseminated quotation in such appointed option class until the Market Maker instructs the Exchange (in a manner required by the Exchange and communicated to Members by Regulatory Circular) to reset the Class Protection feature. The ARM trigger counting period may not be less than one second and may not exceed 24,300 seconds.

(b) **Market Maker Protection.** A Market Maker may determine to engage the Market Maker Protection feature for all of the Market Maker's appointed option classes. The System will aggregate the specified number of times that the Allowable Engagement Percentage has been equaled or exceeded within the ARM trigger counting period for an entire Market Maker organization. When the Allowable Engagement Percentage has been equaled or exceeded in a specified number of such Market Maker's appointed option classes within the ARM trigger counting period (each as determined by the Market Maker), the Market Maker Protection feature will remove the Market Maker's quotations from the Exchange's disseminated quotation in all of the Market Maker organization's appointed option classes until the Market Maker instructs the Exchange (in a manner required by the Exchange and communicated to Members by Regulatory Circular) to reset the Market Maker Protection feature. In the event that the Allowable Engagement Percentage in one appointed option class is equaled or exceeded multiple times during the ARM trigger counting period, the System will consider such multiple events to be one single trigger for purposes of engagement of the Market Maker Protection feature.

[Adopted: December 3, 2012; amended March 13, 2015 (SR-MIAX-2015-03), amended June 26, 2015 (SR-MIAX-2015-44); amended July 13, 2015 (SR-MIAX-2015-47)]

The following Rule will become operative on May 31, 2016

Rule 612. Aggregate Risk Manager (ARM)

(a) The MIAX System will maintain a counting program ("counting program") for each Market Maker who is required to submit continuous two-sided quotations pursuant to Rule 604 in each of their appointed option classes. The counting program will count the number of contracts traded by a Market Maker in an appointed option class within a specified time period that has been established by the Market Maker (the "specified time period"). The specified time period cannot exceed 15 seconds, whether established by the Market Maker or as a default setting, as defined below. The Market Maker may also establish for each option class an Allowable Engagement Percentage. The Exchange will establish a default specified time period and a default Allowable Engagement Percentage ("default settings") on behalf of a Market Maker that has not established a specified time period and/or an Allowable Engagement Percentage. The default Allowable Engagement Percentage shall not be less than 100%. The default settings will be determined by the Exchange on an Exchange-wide basis and announced to Members via Regulatory Circular. When an execution of a Market Maker's Standard quote or Day eQuote occurs, the System will look back over the specified time period to determine whether the execution triggers the Aggregate Risk Manager.

(b) (1) ***Aggregate Risk Manager****. The System will engage the Aggregate Risk Manager in a particular option class when the counting program has determined that a Market Maker has traded during the specified time period a number of contracts equal to or above their Allowable Engagement Percentage. The Aggregate Risk Manager will then automatically remove the Market Maker's quotations from the Exchange's disseminated quotation in all series of that particular option class until the Market Maker sends a notification to the System of the intent to reengage quoting and submits a new revised quotation.*

(i) ***Reset on Quote Functionality****. When the Market Maker revises his/her quotation on the buy side or sell side of an individual option, contracts executed on that side of the individual option will not be included in the Allowable Engagement Percentage and Net Offset calculations, and the counting program is reset to zero on that side of the individual option until it trades again ("Reset on Quote"). A Market Maker may determine to disengage or re-engage the Reset on Quote functionality for an option class by notifying the Exchange in a manner required by the Exchange and communicated to Members by Regulatory Circular. If the Reset on Quote functionality is disengaged, the System will not reset the counting program to zero upon receipt of a revised quotation.*

(2) ***Allowable Engagement Percentage.*** *To determine whether the Market Maker's executed contracts is equal to or above their Allowable Engagement Percentage the following will occur:*

(i) for each individual option in a class, the counting program will determine the percentage that the number of contracts executed in that individual option represents relative to the Market Maker's disseminated Standard quote and/or Day eQuote in that individual option ("option percentage"); and

(ii) the counting program will combine the individual option percentages to determine the option class percentage ("class percentage"). When the class percentage equals or exceeds the Market Maker's Allowable Engagement Percentage the Aggregate Risk Manager will remove the Market Maker's quotations as described above.

(3) ***Net Offset.*** *The number of contracts executed in an option class will be automatically offset by the number of contracts that are executed on the opposite side of the market in the same option class during the specified time period (the "Net Offset"). Long call positions will only be offset by short call positions, and long put positions will only be offset by short put positions. The option percentage will be determined based on the number of executed contracts after the Net Offset process has occurred.*

(c) All of a Market Maker's quotes in each option class will be considered firm until such time as the Allowable Engagement Percentage threshold has been equaled or crossed and the Market Maker's quotes are removed by the

Aggregate Risk Manager in all series of that option class. Any marketable orders, or quotes that are executable against a Market Maker's disseminated quotation that are received prior to the time the Aggregate Risk Manager is engaged will be automatically executed at the disseminated price up to the Market Maker's disseminated size, regardless of whether such an execution results in executions in excess of the Market Maker's Allowable Engagement Percentage.

(d) In the event that the last Market Maker's quote is removed by the Aggregate Risk Manager, there are no other Market Makers quoting in the particular option class or individual option and there are no orders on the Book, the Exchange will disseminate a bid price of $0.00, with a size of zero contracts and/or an offer price of $0.00, with a size of zero contracts.

Interpretations and Policies:

.01 Day eQuotes participate in the Aggregate Risk Manager. The System does not include contracts traded through the use of an eQuote that is not a Day eQuote in the counting program for purposes of this Rule. eQuotes will remain in the System available for trading when the Aggregate Risk Manager is engaged.

.02 ***Enhanced Aggregate Risk Manager Protections.*** *Market Makers may determine to engage any of the following Enhanced Aggregate Risk Manager Protections in the System:*

(a) ***Class Protection.*** *A Market Maker may determine to engage the Class Protection feature for a particular option class in which the Market Maker is appointed (an "appointed option class"). When the Allowable Engagement Percentage in such appointed option class has been equaled or exceeded a specified number of times (not less than three times and not more than 99 times) within a specified time period (for purposes of the Enhanced ARM Protections, the "ARM trigger counting period") (each as determined by the Market Maker), the Class Protection feature will remove the Market Maker's quotations from the Exchange's disseminated quotation in such appointed option class until the Market Maker instructs the Exchange (in a manner required by the Exchange and communicated to Members by Regulatory Circular) to reset the Class Protection feature. The ARM trigger counting period may not be less than one second and may not exceed 24,300 seconds.*

(b) ***Market Maker Protection.*** *A Market Maker may determine to engage the Market Maker Protection feature for all of the Market Maker's appointed option classes. The System will aggregate the specified number of times that the Allowable Engagement Percentage has been equaled or exceeded within the ARM trigger counting period for an entire Market Maker organization. When the Allowable Engagement Percentage has been equaled or exceeded in a specified number of such Market Maker's appointed option classes within the ARM trigger counting period (each as determined by the Market Maker), the Market Maker Protection feature will remove the Market Maker's quotations from the Exchange's disseminated quotation in all of the Market Maker organization's appointed option classes until the Market Maker instructs the Exchange (in a manner required by the Exchange and communicated to Members by Regulatory Circular) to reset the Market Maker Protection feature. In the event that the Allowable Engagement Percentage in one appointed option class is equaled or exceeded multiple times during the ARM trigger counting period, the System will consider such multiple events to be one single trigger for purposes of engagement of the Market Maker Protection feature.*

[Adopted: December 3, 2012; amended March 13, 2015 (SR-MIAX-2015-03), amended June 26, 2015 (SR-MIAX-2015-44); amended July 13, 2015 (SR-MIAX-2015-47); amended April 29, 2016 (SR-MIAX-2016-10)]

CHAPTER VII. EXERCISES AND DELIVERIES

Rule 700. Exercise of Option Contracts

(a) Subject to the restrictions set forth in Rule 309 (Exercise Limits) and to such restrictions as may be imposed pursuant to Rule 313 (Other Restrictions on Options Transactions and Exercises) or pursuant to the Rules of the Clearing Corporation, an outstanding option contract may be exercised during the time period specified in the Rules of the Clearing Corporation by the tender to the Clearing Corporation of an exercise notice in accordance with the Rules of the Clearing Corporation. An exercise notice may be tendered to the Clearing Corporation only by the Clearing Member in whose account such option contract is carried with the Clearing Corporation. Members may establish fixed procedures as to the latest time they will accept exercise instructions from customers.

(b) Special procedures apply to the exercise of equity options on the last business day before their expiration ("expiring options"). Unless waived by the Clearing Corporation, expiring options are subject to the Exercise-by-Exception ("Ex-by-Ex") procedure under Clearing Corporation Rule 805. This Rule provides that, unless contrary instructions are given, option contracts that are in-the-money by specified amounts shall be automatically exercised. In addition to the Rules of the Clearing Corporation, the following Exchange requirements apply with respect to expiring options. Option holders desiring to exercise or not exercise expiring options must either:

(1) take no action and allow exercise determinations to be made in accordance with the Clearing Corporation's Ex-by-Ex procedure where applicable; or

(2) submit a "Contrary Exercise Advice" to the Exchange as specified in paragraph (d) below.

(c) **Exercise cut-off time.** Option holders have until 5:30 p.m. Eastern Time on the business day immediately prior to the expiration date or, in the case of Short Term Option Series and Quarterly Options Series, on the expiration date, to make a final decision to exercise or not exercise an expiring option. Members may not accept exercise instructions for customer or non-customer accounts after 5:30 p.m. Eastern Time. Respecting options that expire after February 1, 2015, option holders have until 5:30 p.m. Eastern Time on the expiration date to make a final decision to exercise or not exercise an expiring option. Members may set earlier cutoff times for customers submitting exercise notices. Clearing Members are permitted to submit exercise instructions after the cutoff time only in case of errors or other unusual situations, and may be subject to fines or disciplinary actions pursuant to Rule 1014.

(d) **Submission of Contrary Exercise Advices.** A Contrary Exercise Advice is a communication either: (1) to not exercise an option that would be automatically exercised under the Clearing Corporation's Ex-by-Ex procedure, or (2) to exercise an option that would not be automatically exercised under the Clearing Corporation's Ex-by-Ex procedure.

(i) A Contrary Exercise Advice may be submitted to the Exchange by a Member by using the Exchange's Contrary Exercise Advice Form, the Clearing Corporation's ENCORE system, a Contrary Exercise Advice form of any other national securities exchange of which the firm is a member and where the option is listed, or such other method as the Exchange may prescribe. A Contrary Exercise Advice may be canceled by filing an "Advice Cancel" with the Exchange or resubmitted at any time up to the submission cut-off times specified below.

(ii) **Deadline for CEA Submission for Customer Accounts.** Members have until 7:30 p.m. Eastern Time on the business day immediately prior to the expiration date or, in the case of Short Term Option Series and Quarterly Options Series, on the expiration date, to submit a Contrary Exercise Advice to the Exchange.

(iii) **Deadline for CEA Submission for Non-Customer Accounts**. Members have until 7:30 p.m. Eastern Time on the business day immediately prior to the expiration date or, in the case of Short Term Option Series and Quarterly Options Series, on the expiration date, to submit a Contrary Exercise Advice to the Exchange if such Member employs an electronic submission procedure with time stamp for the submission of exercise instructions by option holders. Members are required to manually submit a Contrary Exercise Advice by 5:30 p.m.

for non-customer accounts if such Members do not employ an electronic submission procedure with time stamp for the submission of exercise instructions by option holders.

(e) If the Clearing Corporation has waived the Ex-by-Ex procedure for an options class, Members must either:

(1) submit to the Exchange, a Contrary Exercise Advice, in a manner specified by the Exchange, within the time limits specified in paragraph (d) above if the holder intends to exercise the option; or

(2) take no action and allow the option to expire without being exercised. In cases where the Ex-by-Ex procedure has been waived, the Rules of the Clearing Corporation require that Members wishing to exercise such options must submit an affirmative Exercise Notice to the Clearing Corporation, whether or not a Contrary Exercise Advice has been filed with the Exchange.

(f) A Member that has accepted the responsibility to indicate final exercise decisions on behalf of another Member or non-member broker-dealer shall take the necessary steps to ensure that such decisions are properly indicated to the Exchange. Such Member may establish a processing cut-off time prior to the Exchange's exercise cut-off time at which it will no longer accept final exercise decisions in expiring options from option holders for whom it indicates final exercise decisions. Each Member that indicates final exercise decisions through another broker-dealer is responsible for ensuring that final exercise decisions for all of its proprietary (including Market Maker) and Public Customer account positions are indicated in a timely manner to such broker dealer.

(g) Notwithstanding the foregoing, Members may make final exercise decisions after the exercise cut-off time but prior to expiration without having submitted a Contrary Exercise Advice in the circumstances listed below. A memorandum setting forth the circumstance giving rise to instructions after the exercise cutoff time shall be maintained by the Member and a copy thereof shall be filed with the Exchange no later than 12:00 noon Eastern Time on the first business day following the respective expiration. An exercise decision after the exercise cut-off time may be made:

(1) in order to remedy mistakes or errors made in good faith; or

(2) where exceptional circumstances have restricted an option holder's ability to inform a Member of a decision regarding exercise, or a Member's ability to receive an option holder's decision by the cut-off time. The burden of establishing any of the above exceptions rests solely on the Member seeking to rely on such exceptions.

(h) In the event the Exchange provides advance notice on or before 5:30 p.m. Eastern Time on the business day immediately prior to the last business day before the expiration date indicating that a modified time for the close of trading in equity options on such last business day before expiration will occur, then the deadline to make a final decision to exercise or not exercise an expiring option shall be 1 hour 30 minutes following the time announced for the close of trading on that day instead of the 5:30 p.m. Eastern Time deadline found in Rule 700(c). However, Members have until 7:30 p.m. Eastern Time to deliver a Contrary Exercise Advice or Advice Cancel to the Exchange for customer accounts and non-customer accounts where such Member employs an electronic submission procedure with time stamp for the submission of exercise instructions. For non-customer accounts, Members that do not employ an electronic procedure with time stamp for the submission of exercise instructions are required to deliver a Contrary Exercise Advice or Advice Cancel within 1 hour and 30 minutes following the time announced for the close of trading on that day instead of the 5:30 p.m. Eastern Time deadline found in Rule 700(d).

(i) **Modification of cut-off time.**

(1) The Exchange may establish extended cut-off times for decision to exercise or not exercise an expiring option and for the submission of Contrary Exercise Advices on a case-by-case basis due to unusual circumstances. For purposes of this subparagraph (i)(1), an "unusual circumstance" includes, but is not limited to, increased market volatility; significant order imbalances; significant volume surges and/or systems capacity constraints; significant spreads between the bid and offer in underlying securities; internal system malfunctions affecting the ability to disseminate or update market quotes and/or deliver orders; or other similar occurrences.

(2) The Exchange with at least one (1) business day prior advance notice, by 12:00 noon on such day, may establish a reduced cut-off time for the decision to exercise or not exercise an expiring option and for the submission of Contrary Exercise Advices on a case-by-case basis due to unusual circumstances; provided, however, that under no circumstances should the exercise cut-off time and the time for submission of a Contrary Exercise Advice be before the close of trading. For purposes of this subparagraph (i)(2), an "unusual circumstance" includes, but is not limited to, a significant news announcement concerning the underlying security of an option contract that is scheduled to be released just after the close on the business day immediately prior to expiration.

(j) Submitting or preparing an exercise instruction, Contrary Exercise Advice or advice cancel after the applicable exercise cut-off time in any expiring options on the basis of material information released after the cut-off time is activity inconsistent with just and equitable principles of trade.

(k) The failure of any Member to follow the procedures in this Rule 700 may result in the assessment of a fine, which may include but is not limited to disgorgement of potential economic gain obtained or loss avoided by the subject exercise, as determined by the Exchange.

Interpretations and Policies:

.01 For purposes of this Rule 700, the terms "customers' account" and "non-customer" account have the same meanings as defined in the Clearing Corporation By-Laws Article IC.(34) and Article IN.(1), respectively.

.02 Each Member shall prepare a memorandum of every exercise instruction received showing the time when such instruction was so received. Such memoranda shall be subject to the requirements of SEC Rule 17a-4(b).

.03 Each Member shall establish fixed procedures to insure secure time stamps in connection with their electronic systems employed for the recording of submissions to exercise or not exercise expiring options.

.04 The filing of a Contrary Exercise Advice required by this Rule does not serve to substitute as the effective notice to the Clearing Corporation for the exercise or non-exercise of expiring options.

[Adopted: December 3, 2012; amended July 3, 2013 (SR-MIAX-2013-32)]

Rule 701. Allocation of Exercise Notices

(a) Each Member shall establish fixed procedures for the allocation of exercise notices assigned in respect of a short position in such Member's customers' accounts. The allocation shall be on a "first in, first out," or automated random selection basis that has been approved by the Exchange, or on a manual random selection basis that has been specified by the Exchange. Each Member shall inform its customers in writing of the method it uses to allocate exercise notices to its customers' accounts, explaining its manner of operation and the consequences of that system.

(b) Each Member shall report its proposed method of allocation to the Exchange and obtain the Exchange's prior approval thereof, and no Member shall change its method of allocation unless the change has been reported to and approved by the Exchange. The requirements of this paragraph shall not be applicable to allocation procedures submitted to and approved by another SRO having comparable standards pertaining to methods of allocation.

(c) Each Member shall preserve for a three-year period sufficient work papers and other documentary materials relating to the allocation of exercise notices to establish the manner in which allocation of such exercise notices is in fact being accomplished.

[Adopted: December 3, 2012]

Rule 702. Delivery and Payment

(a) Delivery of the underlying security upon the exercise of an option contract, and payment of the aggregate exercise price in respect thereof, shall be in accordance with the Rules of the Clearing Corporation.

(b) As promptly as possible after the exercise of an option contract by a customer, the Member shall require the customer to make full cash payment of the aggregate exercise price in the case of a call option contract, or to deposit the underlying security in the case of a put option contract, or to make the required margin deposit in respect thereof if the transaction is effected in a margin account, in accordance with the Rules and the applicable regulations of the Federal Reserve Board.

(c) As promptly as practicable after the assignment to a customer of an exercise notice the Member shall require the customer to deposit the underlying security in the case of a call option contract if the underlying security is not carried in the customer's account, or to make full cash payment of the aggregate exercise price in the case of a put option contract, or in either case to deposit the required margin in respect thereof if the transaction is effected in a margin account, in accordance with the Rules and the applicable regulations of the Federal Reserve Board.

[Adopted: December 3, 2012]

CHAPTER VIII. RECORDS, REPORTS AND AUDITS

Rule 800. Maintenance, Retention and Furnishing of Books, Records and Other Information

(a) Each Member shall make, keep current and preserve such books and records as the Exchange may prescribe and as may be prescribed by the Exchange Act and the rules and regulations thereunder.

(b) Each Member shall preserve for a period of at least six years those books and records for which there is no specified period under Exchange Rules or applicable Exchange Act rules.

(c) No Member shall refuse to make available to the Exchange such books, records or other information as may be called for under the Rules or as may be requested in connection with an investigation by the Exchange.

(d) All books and records required to be made pursuant to the Exchange Rules shall be preserved in a format and media that complies with Exchange Act Rule 17a-4.

Interpretations and Policies:

.01 In addition to the existing obligations under Exchange rules regarding the production of books and records, a Market Maker in non-U.S. currency options, futures or options on futures on such currency, or any other derivatives based on such currency, shall make available to the Exchange such books, records or other information pertaining to transactions in the applicable non-U.S.-currency options, futures or options on futures on such currency, or any other derivatives on such currency, as may be requested by the Exchange.

.02 In addition to the existing obligations under Exchange Rules regarding the production of books and records, a Market Maker in commodity futures contracts, options on commodity futures contracts or any other derivatives based on such commodity, shall make available to the Exchange such books, records or other information pertaining to transactions in the applicable physical commodity, physical commodity options, commodity futures contracts, options on commodity futures contracts, or any other derivatives on such commodity, as may be requested by the Exchange.

[Adopted: December 3, 2012; amended June 2, 2014 (SR-MIAX-2014-16)]

Rule 801. Reports of Uncovered Short Positions

(a) Upon request of the Exchange, each Member shall submit a report of the total uncovered short positions in each option contract of a class dealt in on the Exchange showing:

(1) positions carried by such Member for its own account; and

(2) positions carried by such Member for the accounts of customers;

provided that the Members shall not report positions carried for the accounts of other Members where such other Members report the positions themselves.

(b) Such report shall be submitted not later than the second business day following the date the request is made.

[Adopted: December 3, 2012]

Rule 802. Financial Reports

Each Member shall submit to the Exchange answers to financial questionnaires, reports of income and expenses and additional financial information in the type, form, manner and time prescribed by the Exchange.

[Adopted: December 3, 2012]

Rule 803. Audits

(a) Each Member approved to do business with the public in accordance with Chapter XIII of the Rules and each Registered Market Maker shall file a report of its financial condition as of the date, within each calendar year, prepared in accordance with the requirements of Rule 17a-5 and Form X-17A-5 under the Exchange Act and containing the information called for by that form.

(1) The report of each Member approved to do business with the public shall be certified by an independent public accountant, and on or before January 10 of each year, each such Member shall notify the Exchange of the name of the independent public accountant appointed for that year and the date as of which the report will be made.

(2) Such report of financial condition, together with answers to an Exchange financial questionnaire based upon the report, shall be filed with the Exchange no later than sixty (60) days after the date as of which the financial condition of the Member is reported, or such other period as the Exchange may individually require.

(b) A Member may file, in lieu of the report required in paragraph (a) of this Rule, a copy of any financial statement which it is or has been required to file with any other national securities exchange or national securities association of which he is a member, or with any agency of any State as a condition of doing business in securities therein, and which is acceptable to the Exchange as containing substantially the same information as Form X-17A-5.

(c) In addition to the annual report required of certain Members pursuant to paragraph (a) of this Rule, the Exchange may require any Member to cause an audit of its financial condition to be made by an independent public accountant in accordance with the audit requirements of Form X-17A-5 as of the date of an answer to a financial questionnaire, and to file a statement to the effect that such audit has been made and whether it is in accord with the answers to the questionnaire.

(1) Such statement shall be signed by two general partners in the case of a Member that is a partnership and by two executive officers in the case of a Member that is a corporation or limited liability company and it shall be attested to by the independent public accountant who certified the audit.

(2) The original report of the audit signed by the independent public accountant shall be retained as part of the books and records of the Member.

[Adopted: December 3, 2012]

Rule 804. Automated Submission of Trade Data

(a) A Member shall submit requested trade data elements, in such automated format as may be prescribed by the Exchange from time to time, in regard to a transaction(s) that is the subject of the particular request for information.

(b) If the transaction was a proprietary transaction effected or caused to be effected by the Member for any account in which such Member, or any approved person, partner, officer, director, or employee thereof, is directly or indirectly interested, the Member shall submit or cause to be submitted, any or all of the following information as requested by the Exchange:

(1) Clearing house number or alpha symbol as used by the Member submitting the data.

(2) Clearing house number(s) or alpha symbol(s) as may be used from time to time, of the Member(s) on the opposite side of the transaction.

(3) Identifying symbol assigned to the security and where applicable for the options month and series symbols.

(4) Date transaction was executed.

(5) Number of option contracts for each specific transaction and whether each transaction was an opening or closing purchase or sale, as well as:

(i) the number of shares traded or held by accounts for which options data is submitted.

(ii) where applicable, the number of shares for each specific transaction and whether each transaction was a purchase, sale or short sale.

(6) Transaction price.

(7) Account number.

(8) Market center where transaction was executed.

(c) If the transaction was effected or caused to be effected by the Member for any customer account, such Member shall submit or cause to be submitted any or all the following information as requested by the Exchange:

(1) Data elements (1) through (8) of paragraph (b) above;

(2) Customer name, address(es), branch office number, Representative number, whether the order was discretionary, solicited or unsolicited, date the account was opened and employer name and tax identification number(s).

(3) If the transaction was effected for a Member broker-dealer customer, whether the broker-dealer was acting as a principal or agent on the transaction or transactions that are the subject of the Exchange's request.

(d) In addition to the above trade data elements, a Member shall submit such other information in such automated format as may be prescribed by the Exchange, as may from time to time be required.

(e) The Exchange may grant exceptions, in such cases and for such time periods as it deems appropriate, from the requirement that the data elements prescribed in paragraphs (b) and (c) above be submitted to the Exchange in an automated format.

[Adopted: December 3, 2012]

Rule 805. Regulatory Cooperation

(a) The Exchange may enter into agreements that provide for the exchange of information and other forms of mutual assistance for market surveillance, investigative, enforcement and other regulatory purposes, with domestic SROs and foreign self-regulatory organizations, as well as associations and contract markets and the regulators of such markets.

(b) The Exchange may enter into one or more agreements with another SRO to provide regulatory services to the Exchange to assist the Exchange in discharging its obligations under Section 6 and Section 19(g) of the Exchange Act. Any action taken by another SRO, or its employees or authorized agents, acting on behalf of the Exchange pursuant to a regulatory services agreement shall be deemed to be an action taken by the Exchange; provided, however, that nothing in this provision shall affect the oversight of such other SRO by the SEC. Notwithstanding the fact that the Exchange may enter into one or more regulatory services agreements, the Exchange shall retain ultimate legal responsibility for, and control of, its self-regulatory responsibilities, and any such regulatory services agreement shall so provide.

(c) No Member, partner, officer, director or other person associated with a Member or other person or entity subject to the jurisdiction of the Exchange shall refuse to appear and testify before another exchange or self-regulatory organization in connection with a regulatory investigation, examination or disciplinary proceeding or refuse to furnish documentary materials or other information or otherwise impede or delay such investigation, examination or disciplinary proceeding if the Exchange requests such information or testimony in connection with an inquiry resulting from an agreement entered into by the Exchange pursuant to paragraph (a) of this Rule, including but not limited to members and affiliates of the Intermarket Surveillance Group. The requirements of this paragraph (c) shall apply regardless whether the Exchange has itself initiated a formal investigation or disciplinary proceeding.

(d) Whenever information is requested by the Exchange pursuant to this Rule, the Member or person associated with a Member from whom the information is requested shall have the same rights and procedural protections in responding to such request as such Member or person would have in the case of any other request for information initiated by the Exchange pursuant to Rule 1001.

[Adopted: December 3, 2012]

Rule 806. Risk Analysis of Market Maker Accounts

(a) Each Clearing Member that clears or guarantees the transactions of Market Makers pursuant to Rule 608, shall establish and maintain written procedures for assessing and monitoring the potential risks to the Member's capital over a specified range of possible market movements of positions maintained in such Market Maker accounts and such related accounts as the Exchange shall from time to time direct.

(1) Current procedures shall be filed and maintained with the Exchange.

(2) The procedures shall specify the computations to be made, the frequency of computations, the records to be reviewed and maintained and the position(s) within the organization responsible for the risk management.

(b) Each affected Member shall at a minimum assess and monitor its potential risk of loss from options Market Maker accounts each business day as of the close of business the prior day through use of an Exchange-approved computerized risk analysis program, which shall comply with at least the minimum standards specified below and such other standards as from time to time may be prescribed by the Exchange:

(1) The estimated loss to the Clearing Member for each Market Maker account (potential account deficit) shall be determined given the impact of broad market movements in reasonable intervals over a range from negative fifteen percent (15%) to positive fifteen percent (15%).

(2) The Member shall calculate volatility using a method approved by the Exchange, with volatility updated at least weekly. The program must have the capability of expanding volatility when projecting losses throughout the range of broad market movements.

(3) Options prices shall be estimated through use of recognized options pricing models such as, but not limited to, Black-Scholes and Cox-Reubenstein.

(4) At a minimum, written reports shall be generated which describe for each market scenario:

(i) projected loss per options class by account;

(ii) projected total loss per options class for all accounts; and

(iii) projected deficits per account and in aggregate.

(c) Upon direction by the Exchange, each affected Member shall provide to the Exchange such information as it may reasonably require with respect to the Member's risk analysis for any or all of its Market Maker accounts.

[Adopted: December 3, 2012]

Rule 807. Fingerprint-Based Background Checks

(a) In order to enhance the physical security of the facilities, systems, data, and information of the Exchange, it shall be the policy of the Exchange to conduct a fingerprint-based criminal records check of all partners, directors, officers, and employees of the Exchange.

The Exchange shall apply this policy in all circumstances where permitted by applicable law.

(b) The Exchange shall submit fingerprints obtained pursuant to the foregoing policy to the Attorney General of the United States or his or her designee for identification and processing. The Exchange shall at all times maintain the security of fingerprints and information received from the Attorney General or his or her designee.

(c) The Exchange shall evaluate information received from the Attorney General or his or her designee in accordance with the terms of a written fingerprint policy and provisions of applicable law. A felony or serious misdemeanor conviction will be a factor in considering whether to hire a prospective employee.

(d) A prospective employee who refuses to submit to fingerprinting shall be denied employment by the Exchange. A current employee who refuses to submit to fingerprinting will be terminated following notice and being given three (3) opportunities to submit.

[Adopted: December 3, 2012; amended December 30, 2014 (SR-MIAX-2014-71)]

CHAPTER IX. SUMMARY SUSPENSION

Rule 900. Imposition of Suspension

(a) A Member or person associated with a Member that has been expelled or suspended from any SRO or barred or suspended from being associated with a member of any SRO, or a Member that is in such financial or operating difficulty that the Board or a committee or Exchange official designated by the Board determines that the Member cannot be permitted to continue to do business as a Member with safety to investors, creditors, other Members, or the Exchange, may be summarily suspended.

(b) The Board or a committee or Exchange official designated by the Board may limit or prohibit any person with respect to access to services offered by the Exchange if any of the criteria of Rule 900(a) is applicable to such person or, in the case of a person who is a Member, if the Exchange determines that such person does not meet the qualification requirements or other prerequisites for such access with safety to investors, creditors, Members or the Exchange.

(c) In the event a determination is made to take summary action pursuant to this Rule, notice thereof will be sent to the SEC.

(d) Any person aggrieved by any summary action taken under this Rule shall be promptly afforded an opportunity for a hearing by the Exchange in accordance with the provisions of Chapter XI (Hearings, Review and Arbitration).

(e) A summary suspension or other action taken pursuant to this Chapter shall not be deemed to be disciplinary action under Chapter X (Discipline). The provisions of Chapter X shall be applicable regardless of any action taken pursuant to this Chapter.

[Adopted: December 3, 2012]

Rule 901. Investigation Following Suspension

(a) Every Member or person associated with a Member against which action has been taken in accordance with the provisions of this Chapter shall immediately afford every facility required by the Exchange for the investigation of his or its affairs and shall forthwith file with the Secretary a written statement covering all information requested, including a complete list of creditors and the amount owing to each and a complete list of each open long and short position in Exchange option contracts maintained by the Member and each of his or its customers.

(b) Paragraph (a) includes, without limitation, the furnishing of such books and records of the Member or person associated with a Member and the giving of such sworn testimony as may be requested by the Exchange.

[Adopted: December 3, 2012]

Rule 902. Reinstatement Following Suspension

(a) **General.**

(1) A Member, person associated with a Member or other person suspended or limited or prohibited with respect to access to services offered by the Exchange under the provisions of this Chapter may apply for reinstatement within the time period set forth below.

(2) Notice of an application for reinstatement shall be given by the Secretary to the Membership and shall be posted by the Exchange at least five (5) business days prior to the consideration by the Exchange of said application.

(3) The Exchange may approve an application for reinstatement if it finds that the applicant is operationally and financially able to conduct his or its business with safety to investors, creditors, Members, and the Exchange.

(b) **Suspension Due to Operating Difficulty**.

(1) An applicant that, by reason of operating difficulty, has been suspended or limited or prohibited with respect to Exchange services, must file any application for reinstatement within six (6) months from the date of such action. Such application must include a statement of all actions taken by the applicant to remedy the operational difficulty in question.

(2) If the applicant fails to receive reinstatement, or if the application is not acted upon ninety (90) days of its submission, the applicant shall be afforded an opportunity for a hearing in accordance with the provisions of Chapter XI (Hearings, Review and Arbitration).

(c) **Suspension Due to Financial Difficulty**.

(1) An applicant who, by reason of financial difficulty, has been suspended or limited or prohibited with respect to Exchange services, must file any application for reinstatement within thirty (30) days of such action.

(2) Such application must include a list of all creditors of the applicant, a statement of the amount originally owing and the nature of the settlement in each case, and such other information as may be requested by the Exchange.

(3) The Membership of a Member summarily suspended by reason of financial difficulty may not be terminated by the Exchange until that Member has been afforded an opportunity for a hearing respecting such summary suspension pursuant to the provisions of Chapter XI (Hearings, Review and Arbitration).

[Adopted: December 3, 2012]

Rule 903. Failure to Obtain Reinstatement

If a Member suspended under the provisions of this Chapter fails or is unable to apply for reinstatement in accordance with Rule 902, or fails to obtain reinstatement as therein provided, his or its Membership status shall be terminated.

[Adopted: December 3, 2012]

Rule 904. Termination of Rights by Suspension

A Member suspended under the provisions of this Chapter shall be deprived during the term of his or its suspension of all rights and privileges of being a Member of the Exchange.

[Adopted: December 3, 2012]

CHAPTER X. DISCIPLINE

Rule 1000. Disciplinary Jurisdiction

(a) A Member or a person associated with a Member who is alleged to have violated or aided and abetted a violation of any provision of the Exchange Act, the rules and regulations promulgated thereunder, or any provision of the Rules or any interpretation thereof or resolution of the Board of the Exchange regulating the conduct of business on the Exchange, shall be subject to the disciplinary jurisdiction of the Exchange under this Chapter, and after notice and opportunity for a hearing may be appropriately disciplined by expulsion, suspension, limitation of activities, functions, and operations, fine, censure, being suspended or barred from being associated with a Member or any other fitting sanction, in accordance with provisions of this Chapter.

(b) Persons associated with a Member may be charged with any violation committed by employees under his supervision or by the Member as though such violation were his own. A Member may be charged with any violation committed by its employees or other person who is associated with such Member, as though such violation were its own.

(c) Any Member or person associated with a Member shall continue to be subject to the disciplinary jurisdiction of the Exchange following such Member's termination or the person's termination of association with a Member with respect to matters that occurred prior to such termination; provided that written notice of the commencement of an inquiry into such matters is given by the Exchange to such former Member or former associated person within one (1) year of receipt by the Exchange, or such other exchange or association recognized for purposes of Rule 1302, of the latest written notice of the termination of such person's status as a Member or person associated with a Member. The foregoing notice requirement does not apply to a person who at any time after a termination again subjects himself to the disciplinary jurisdiction of the Exchange by becoming a Member or a person associated with a Member.

[Adopted: December 3, 2012]

Rule 1001. Requirement to Furnish Information

(a) Each Member and person associated with a Member shall be obligated upon request by the Exchange (including by another SRO acting on behalf of the Exchange pursuant to Rule 1015) to appear and testify, and to respond in writing to interrogatories and furnish documentary materials and other information requested in connection with (i) an investigation initiated pursuant to Rule 1002, (ii) a hearing or appeal conducted pursuant to this Chapter or preparation by the Exchange in anticipation of such a hearing or appeal, or (iii) an Exchange inquiry resulting from an agreement entered into by the Exchange pursuant to Rule 805.

(b) A Member or person associated with a Member is entitled to be represented by counsel during any such Exchange investigation, proceeding or inquiry.

(c) No Member or person associated with a Member shall impede or delay an Exchange investigation or proceeding conducted pursuant to this Chapter, or an Exchange inquiry pursuant to Rule 805, nor refuse to comply with a request made by the Exchange pursuant to this paragraph.

(d) Failure to furnish testimony, documentary evidence or other information requested by the Exchange in the course of an Exchange inquiry, investigation, hearing or appeal conducted pursuant to this Chapter, or in the course of preparation by the Exchange in anticipation of such a hearing or appeal, on the date or within the time period the Exchange specifies shall be deemed to be a violation of this Rule.

[Adopted: December 3, 2012]

Rule 1002. Investigation

The Exchange's regulatory staff (including regulatory staff of another SRO acting on the Exchange's behalf pursuant to Rule 1015), which is obligated to act independently from the economic interests of the Members regulated by the Exchange, has sole discretion to investigate possible violations within the disciplinary jurisdiction of the Exchange on its own initiative or based upon a complaint alleging possible violations submitted by any person, Exchange committee or the Board. All complaints shall be in writing signed by the complainant and shall specify in reasonable detail the facts constituting the violation, including the specific statutes, rules, interpretations or resolutions allegedly violated.

[Adopted: December 3, 2012]

Rule 1003. Letters of Consent

In lieu of the procedures set forth in Rules 1004 through 1006 (Charges, Answer and Hearing), a matter may be disposed of through a letter of consent.

(a) A matter can only be disposed of through a letter of consent if regulatory staff and the Member or person(s) who is the subject of the investigation (the "Subject") are able to agree upon terms of a letter of consent. Such letter must be signed by the Subject and must set forth a stipulation of facts and findings concerning the Member's conduct, the violation(s) committed by the Member and the sanction(s) therefor.

(b) In the event that the Subject and the regulatory staff are able to agree upon a letter of consent, the staff shall submit the letter to the Chief Regulatory Officer. If the letter of consent is acceptable to the Chief Regulatory Officer, it shall be submitted to the Business Conduct Committee. In the event that the Member and the regulatory staff are unable to agree upon a letter of consent or if a proposed letter is not acceptable to the Chief Regulatory Officer, the staff may institute an action according to the procedures contained in Rule 1004. The Chief Regulatory Officer's decision to reject a letter of consent shall be final, and a Subject may not seek review thereof.

(c) If a letter of consent is submitted to and accepted by the Business Conduct Committee, the Exchange shall take no further action against the Subject respecting the matters that are the subject of the letter. If the letter of consent is rejected by the Business Conduct Committee, the matter shall proceed as though the letter had not been submitted. The Business Conduct Committee's decision to accept or reject a letter of consent shall be final, and a Subject may not seek review thereof.

[Adopted: December 3, 2012]

Rule 1004. Charges

(a) **Initiation of Charges.** Whenever it shall appear that there is probable cause for finding a violation within the disciplinary jurisdiction of the Exchange and that further proceedings are warranted, the regulatory staff shall prepare a statement of charges against the Member or associated person alleged to have committed a violation (the "Respondent") specifying the acts in which the Respondent is charged to have engaged and setting forth the specific provisions of the Exchange Act, rules and regulations promulgated thereunder, provisions of the Rules, or interpretations or resolutions of which such acts are in violation. If the statement of charges is approved by the Chief Regulatory Officer, a copy of the charges shall be served upon the Respondent in accordance with Rule 1012. The complainant, if any, shall be notified if further proceedings are warranted.

(b) **Access to Documents.** Provided that a Respondent has made a written request for access to documents described hereunder with sixty (60) calendar days after a statement of charges has been served upon the Respondent in accordance with Rule 1012, the Respondent shall have access to all documents concerning the case that are in the investigative file of the Exchange except for regulatory staff investigation and examination reports and any other materials prepared by the Exchange staff in connection with such reports or in anticipation of a disciplinary hearing. In providing such documents, the Exchange may protect the identity of a complainant.

[Adopted: December 3, 2012]

Rule 1005. Answer

(a) The Respondent shall have twenty-five (25) calendar days after service of the charges to file with the Secretary of the Exchange a written answer thereto. The answer shall specifically admit or deny each allegation contained in the charges, and the Respondent shall be deemed to have admitted any allegation not specifically denied. The answer may also contain any defense that the Respondent wishes to submit and may be accompanied by documents in support of his answer or defense. In the event the Respondent fails to file an answer, the charges shall be considered to be admitted.

(b) Upon review of the Respondent's answer, the Chief Regulatory Officer may modify the statement of charges, and a copy of the modified charges shall be served upon the Respondent in accordance with Rule 1012. If such modification asserts any new or materially different charges from those contained in the initial statement, Respondent shall have an additional twenty-five (25) calendar days after service of the modified statement of charges to file a written answer thereto in accordance with paragraph (a) above.

[Adopted: December 3, 2012]

Rule 1006. Hearing

(a) **Appointment of Hearing Panel**. Subject to Rule 1008 (Summary Proceedings), a hearing on the charges shall be held before a professional hearing officer and two members of the Business Conduct Committee (the "Panel"). The professional hearing officer shall serve as the chairman of the Panel (the "Panel Chairman").

(1) Promptly after the Respondent files a written answer to the statement of charges, the Chairman of the Business Conduct Committee shall select from among the persons on the Business Conduct Committee two (2) persons to serve on the Panel. In making such selection, the Chairman of the Business Conduct Committee shall, to the extent practicable, choose individuals whose background, experience and training qualify them to consider and make determinations regarding the subject matter to be presented to the Panel. He shall also consider such factors as the availability of individuals, the extent of their prior service on Panels and any relationship between an individual and the Respondent that might make it inappropriate for such person to serve on the Panel.

(2) If in the opinion of the Chairman of the Business Conduct Committee, there are not a sufficient number of persons on the Business Conduct Committee from which to select persons having the appropriate background, experience and training to consider and make determinations regarding the subject matter to be presented to that particular Panel, he shall request that the President temporarily appoint additional persons to the Business Conduct Committee from whom he may select for that Panel.

(3) If at any time a person serving on a Panel has a conflict of interest or bias or circumstances otherwise exist where his fairness might reasonably be questioned, the person must withdraw from the Panel. In the event that a person selected from the Business Conduct Committee withdraws, is incapacitated, or otherwise is unable to continue service after being selected, the Panel Chairman may, in the exercise of discretion, request that the Chairman of the Business Conduct Committee select a replacement. In the event that both persons selected from the Business Conduct Committee withdraw, are incapacitated, or otherwise are unable to continue service, the Chairman of the Business Conduct Committee shall select two replacements.

(b) **Parties.** The Exchange and the Respondent shall be the parties to the hearing. Where a Member is a party, it shall be represented at the hearing by an associated person.

(c) **Notice and List of Documents.** Parties shall be given at least twenty-eight (28) calendar days' notice of the time and place of the hearing. Not less than ten (10) calendar days in advance of the scheduled hearing date, each party shall furnish to the Panel and to the other parties, copies of all documentary evidence such party intends to present at the hearing. Where time and the nature of the proceeding permit, the parties shall meet with the Panel Chairman in a pre-hearing conference for the purpose of clarifying and simplifying issues and otherwise expediting the proceeding. At such pre-hearing conference, the parties shall attempt to reach agreement respecting authenticity of documents, facts not in dispute, and any other items that will serve to expedite the hearing of the matter.

(d) **Intervention.** Any person not otherwise a party may intervene as a party to the hearing upon demonstrating to the satisfaction of the Panel Chairman that he has an interest in the subject of the hearing and that the disposition of the matter may, as a practical matter, impair or impede his ability to protect that interest. Also, the Panel Chairman may in his discretion permit a person to intervene as a party to the hearing when the person's claim or defense and the main action have questions of law or fact in common. Any person wishing to intervene as a party to a hearing shall file with the Panel Chairman a notice requesting the right to intervene, stating the grounds therefor, and setting forth the claim or defense for which intervention is sought. The Panel Chairman, in exercising his discretion concerning intervention shall take into consideration whether the intervention will unduly delay or prejudice the adjudication of the rights of the original parties.

(e) **Conduct of Hearing.** The Panel Chairman shall determine the time and place of all meetings, and shall make all determinations with regard to procedural or evidentiary matters, as well as prescribe the time within which all documents, exhibits, briefs, stipulations, notices or other written materials must be filed where such is not specified in this Chapter. The Panel Chairman shall generally regulate the course of the hearing, and shall have the authority to, among other things, order the parties to present oral arguments, reopen a hearing prior to the issuance of a decision by the Panel, create and maintain the official record of proceeding, and draft a decision that represents the views of the majority of the Panel. Formal rules of evidence shall not apply to hearings conducted by the Panel. The charges shall be presented by a representative of the Exchange who, along with Respondent and any other party, may present evidence and produce witnesses who shall testify under oath and are subject to being questioned by the Panel and the other parties. The Panel may request the production of documentary evidence and witnesses. No Member or person associated with a Member shall refuse to furnish relevant testimony, documentary materials or other information requested by the Panel during the course of the hearing. The Respondent and intervening parties are entitled to be represented by counsel who may participate fully in the hearing. A transcript of the hearing shall be made and shall become part of the record. Interlocutory Board review of any decision made by the Panel prior to completion of the hearing is generally prohibited. Such interlocutory review shall be permitted only if the Panel agrees to such review after determining that the issue is a controlling issue of rule or policy and that immediate Board review would materially advance the ultimate resolution of the case.

(f) **Ex Parte Communication.** No Member or person associated with a Member shall make or knowingly cause to be made an ex parte communication with any member of the Panel, Business Conduct Committee or Board concerning the merits of any matter pending under this Chapter. No member of the Panel, Business Conduct Committee or Board shall make or knowingly cause to be made an ex parte communication with any Member or any person associated with a Member concerning the merits of any matter pending under this Chapter.

(1) "Ex parte communication" means an oral or written communication made without notice to all parties, that is, regulatory staff and Subjects of investigations or Respondents in proceedings.

(2) A written communication is ex parte unless a copy has been previously or simultaneously delivered to all interested parties. An oral communication is ex parte unless it is made in the presence of all parties except those who, on adequate prior notice, declined to be present.

[Adopted: December 3, 2012]

Rule 1007. Decision

(a) Following a hearing conducted pursuant to Rule 1006, the Panel shall by majority opinion, issue a decision in writing, based solely on the record, determining whether the Respondent has committed a violation and imposing the sanction, if any, therefor.

(b) The decision shall include a statement of findings and conclusions, with the reasons therefor, upon all material issues presented on the record. Where a sanction is imposed, the decision shall include a statement specifying the acts or practices in which the Respondent has been found to have engaged and setting forth the specific provisions of the Exchange Act, rules and regulations promulgated thereunder, provisions of the Rules, interpretations or resolutions of the Exchange of which the acts are deemed to be in violation.

(c) The Respondent shall be sent a copy of the decision promptly after it is rendered.

[Adopted: December 3, 2012]

Rule 1008. Summary Proceedings

Notwithstanding the provision of Rule 1006 (Hearing), a Panel may make a determination without a hearing and may impose a penalty as to violations that the Respondent has admitted or has failed to answer or that otherwise do not appear to be in dispute.

(a) Notice of such summary determination, specifying the violations and penalty, shall be served upon the Respondent, who shall have ten (10) calendar days from the date of service to notify the Panel Chairman that he desires a hearing upon all or a portion of any charges not previously admitted or upon the penalty. Failure to so notify the Panel Chairman shall constitute admission of the violations and acceptance of the penalty as determined by the Panel and a waiver of all rights of review.

(b) If the Respondent requests a hearing, the matters that are the subject of the hearing shall be handled as if the summary determination had not been made.

[Adopted: December 3, 2012]

Rule 1009. Offers of Settlement

(a) **Submission of Offer.** At any time during a period not to exceed 120 calendar days immediately following the date of service of a statement of charges upon the Respondent in accordance with Rule 1012, the Respondent may submit to the Panel, if one has been formed, a written offer of settlement, signed by him, which shall contain a proposed stipulation of facts and consent to a specified sanction. The Respondent may submit a written statement in support of the offer. If a Panel has not yet been appointed, a written offer of settlement may be submitted to the Chief Regulatory Officer.

(1) A Respondent shall be entitled to submit a maximum of two (2) written offers of settlement in connection with the statement of charges issued to that Respondent pursuant to Rule 1004, unless a Panel, in its discretion, permits a Respondent to submit additional offers of settlement.

(2) The 120-day period shall be tolled for the number of days in excess of seven (7) calendar days that it takes the Exchange regulatory staff to respond to a Respondent's request for access to documents provided that the request for access is made pursuant to the provisions and within the time frame provided in Rule 1004(b).

(b) **Acceptance or Rejection of Offer**. Where the Panel or Chief Regulatory Officer accepts an offer of settlement, it or he shall issue a decision, including findings and conclusions and imposing a sanction, consistent with the terms of such offer. Where the Panel or Chief Regulatory Officer rejects an offer of settlement, it or he shall notify the Respondent and the matter shall proceed as if such offer had not been made, and the offer and all documents relating thereto shall not become a part of the record. Subject to Rule 1008 (Summary Proceedings), following the end of the 120-day period in paragraph (a) above or after a rejection of a Respondent's second offer of settlement, a hearing will proceed in accordance with the provisions of Rule 1006. A decision of the Panel or Chief Regulatory Officer issued upon acceptance of an offer of settlement, as well as the determination whether to accept or reject such an offer, shall be final, and the Respondent may not seek review thereof.

[Adopted: December 3, 2012]

Rule 1010. Review

(a) **Petition.** The Respondent or regulatory staff shall have fifteen (15) calendar days after service of notice of a decision made pursuant to Rule 1007 of this Chapter to petition for review thereof by the Board. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken, together with reasons for such exceptions. Any objections to a decision not specified by written exception shall be considered to have been abandoned. Petitions shall be filed with the Secretary of the Exchange.

(b) **Motion of Board.** The Board may on its own initiative order review of a decision made pursuant to Rule 1007 or 1008 (Summary Proceeding) within thirty (30) calendar days after notice of the decision has been served on the Respondent.

(c) **Conduct of Review.** The review shall be conducted by the Board or a committee of the Board composed of at least three Directors whose decision must be ratified by the Board.

(1) Any Director who participated in a matter may not participate in review of that matter by the Board.

(2) Unless the Board shall decide to open the record for the introduction of evidence or to hear argument, such review shall be based solely upon the record and the written exceptions filed by the parties.

(3) New issues may be raised by the Board, and in such event, Respondents and regulatory staff shall be given notice of an opportunity to address any such new issues.

(d) **Determination.** The Board may affirm, reverse or modify, in whole or in part, the decision of the Panel. Such modification may include an increase or decrease of the sanction. The decision of the Board shall be in writing, shall be promptly served on the Respondent, and shall be final.

[Adopted: December 3, 2012]

Rule 1011. Judgment and Sanction

(a) **Sanctions.** Members and persons associated with Members shall (subject to any rule or order of the SEC) be appropriately disciplined for violations under these Rules by expulsion, suspension, limitation of activities, functions and operations, fine, censure, being suspended or barred from being associated with a Member, or any other fitting sanction.

(b) **Effective Date of Judgment.** Sanctions imposed under this Chapter shall not become effective until the Exchange review process is completed or the decision otherwise becomes final. Pending effectiveness of a decision imposing a sanction on the Respondent, the person, committee or panel issuing the decision (the "adjudicator") may impose such conditions and restrictions on the activities of the Respondent as it considers reasonably necessary for the protection of investors and the Exchange.

(c) **Payment of Fines, Other Monetary Sanctions, or Costs; Summary Action for Failure to Pay.**

(1) **Payment to Chief Financial Officer**. All fines and other monetary sanctions shall be paid to the Chief Financial Officer of the Exchange.

(2) **Summary Suspension or Expulsion**. After seven (7) calendar days' notice in writing, the Exchange may (i) summarily suspend a Member that fails to pay promptly a fine, other monetary sanction or cost imposed pursuant to this Chapter when such fine, monetary sanction or cost becomes finally due and payable; or (ii) terminate immediately the association of a person who fails to pay promptly a fine, other monetary sanction or cost imposed pursuant to this Chapter when such fine, monetary sanction or cost becomes finally due and payable.

(d) **Costs of Proceedings**. A Member or person associated with a Member disciplined pursuant to this Chapter shall bear such costs of the proceeding as the adjudicator deems fair and appropriate under the circumstances.

[Adopted: December 3, 2012]

Rule 1012. Procedural Matters

(a) **Service of Notice.** Any charges, notices or other documents may be served upon a Member or associated person either personally or by leaving the same at his place of business, by registered or certified mail or overnight commercial carrier addressed to the Member or associated person at the Member's address as it appears on the books and records of the Exchange.

(b) **Extension of Time Limits.** Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the authority to whom such materials are to be submitted.

[Adopted: December 3, 2012]

Rule 1013. Reporting to the Central Registration Depository

(a) With respect to formal Exchange disciplinary proceedings, the Exchange shall report to the CRD the issuance of a statement of charges pursuant to Rule 1004 and all significant changes in the status of such proceedings while such proceedings are pending.

(b) For purposes of reporting to the CRD:

(1) A formal Exchange disciplinary proceeding shall be considered to be pending from the time that a statement of charges is issued in such proceeding pursuant to Rule 1004 until the outcome of the proceeding becomes final.

(2) An Exchange disciplinary proceeding shall be considered to be a formal disciplinary proceeding if it is initiated by the Exchange pursuant to Rule 1002.

(3) Significant changes in the status of a formal Exchange disciplinary proceeding shall include, but not be limited to, the scheduling of a disciplinary hearing, the issuance of a decision by a Panel, the filing of an appeal to the Board, and the issuance of a decision by the Board.

[Adopted: December 3, 2012]

Rule 1014. Imposition of Fines for Minor Rule Violations

(a) **General**. In lieu of commencing a disciplinary proceeding, the Exchange may, subject to the requirements set forth herein, impose a fine, not to exceed $5,000, on any Member, or person associated with or employed by a Member, with respect to any Rule violation listed in section (d) of this Rule. Any fine imposed pursuant to this Rule that (i) does not exceed $2,500 and (ii) is not contested, shall be reported on a periodic basis, except as may otherwise be required by Rule 19d-1 under the Exchange Act or by any other regulatory authority. The Exchange is not required to impose a fine pursuant to this Rule with respect to the violation of any Rule included herein, and the

Exchange may, whenever it determines that any violation is not minor in nature, proceed under Rules 1003 or 1004, rather than under this Rule.

(b) **Notice**. Any person against whom a fine is imposed under this Rule (the "Subject") shall be served with a written statement setting forth (i) the Rule(s) allegedly violated; (ii) the act or omission constituting each such violation; (iii) the fine imposed for each violation; and (iv) the date by which such determination becomes final and such fine must be paid or contested as provided below, which date shall be not less than thirty (30) calendar days after the date of service of such written statement.

(c) **Review**. A Subject may contest the Exchange's determination by filing with the Office of the Secretary of the Exchange a written answer as provided in Rule 1005 on or before the date such fine must be paid.

(1) Upon the receipt of an answer by the Exchange the matter becomes subject to review by the Business Conduct Committee, or a subcommittee thereof consisting of at least three (3) members of the Business Conduct Committee.

(2) The answer must include a request for a hearing, if a hearing is desired. Formal rules of evidence shall not apply to hearings conducted by the Business Conduct Committee under this Rule. The Business Conduct Committee shall determine the time and place of the hearing and make all determinations with regard to procedural or evidentiary matters, as well as prescribe the time within which all documents or written materials must be submitted. The regulatory staff and the Subject may present evidence and produce witnesses who shall testify under oath and are subject to being questioned by the Business Conduct Committee and the other party. No Member or person associated with a Member shall refuse to furnish relevant testimony, documentary materials or other information requested by the Business Conduct Committee during the course of the hearing. The Subject is entitled to be represented by counsel who may participate fully in the hearing.

(3) If a hearing is not requested, the review will be based on written submissions and will be conducted in a manner to be determined by the Business Conduct Committee.

(4) If, after a hearing or review based on written submissions, the Business Conduct Committee determines that the Subject is guilty of the rule violation(s) alleged, the Committee may impose any one or more of the disciplinary sanctions authorized by the Exchange's Rules.

Unless the sole disciplinary sanction imposed by the Committee for such rule violation(s) is a fine that is less than the total fine initially imposed by the Exchange for the subject violation(s), the person charged shall pay a forum fee in the amount of $100 if the determination was reached without a hearing and $300 if a hearing was conducted.

(5) The regulatory staff, the Subject or the Board on its own motion may require a review by the Board of any determination by the Business Conduct Committee under this Rule by proceeding in the manner described in Rule 1010.

(6) In the event that a fine imposed pursuant to this Rule is subsequently upheld by the Business Conduct Committee or, if applicable, on appeal to the Board, such fine, plus all interest that has accrued thereon since the fine was due and any forum fee imposed pursuant to subparagraph (4) above, shall be immediately payable.

(d) **Violations Subject to Fines**. The following is a list of the rule violations subject to, and the applicable sanctions that may be imposed by the Exchange pursuant to, this Rule:

(1) **Position Limits (Rule 307).**

Number of Cumulative Violations Within Any Twenty-four Month Rolling Period*	Sanction(Imposed on Exchange Members or violations occurring in all other accounts)
First Offense	$500
Second Offense	$1,000
Third Offense	$2,500
Fourth and Each Subsequent Offense	$5,000

* A violation that consists of (i) a one trade date overage, (ii) a consecutive string of trade date overage violations where the position does not change or where a steady reduction in the overage occurs, or (iii) a consecutive string of trade date overage violations resulting from other mitigating circumstances, may be deemed to constitute one offense, provided that the violations are inadvertent.

(2) **Focus Reports (Rule 803).** Each Member shall file with the Exchange a report of financial condition on SEC Form X-17A-5 as required by Rule 17a-10 under the Exchange Act. Any Member who fails to file in a timely manner such report of financial condition pursuant to Exchange Act Rule 17a-10 shall be subject to the following fines:

Calendar Days Left	Sanction
1 to 30	$200
31 to 60	$400
61 to 90	$800
90 or more	Formal Disciplinary Action

(3) **Requests for Trade Data (Rule 804).** Any Member who fails to respond within ten (10) business days to a request by the Exchange for submission of trade data shall be subject to the following fines:

Business Days Late	Sanction
1 to 9	$200
10 to 15	$500
16 to 30	$1,000
Over 30	Formal Disciplinary Action

Any Member who violates this Rule more than one (1) time in any calendar year shall be subject to the following fines, which fines shall be imposed in addition to any sanction imposed pursuant to the schedule above:

Number of Violations Within One Calendar Year	Sanction
2nd Offense	$500
3rd Offense	$1,000
4th Offense	$2,500
Subsequent Offenses	Formal Disciplinary Action

(4) **Conduct and Decorum Policies**. The Exchange's trading conduct and decorum policies shall be distributed to Members periodically and shall set forth the specific dollar amounts that may be imposed as a fine hereunder with respect to any violations of those policies.

(5) **Order Entry (Rule 520).** Violations of Rule 520(b) regarding limitations on orders entered into the System by Electronic Exchange Members will be subject to the fines listed below. Each paragraph of Rule 520 subject to this Rule shall be treated separately for purposes of determining the number of cumulative violations.

Number of Violations Within One Calendar Year	Sanction
1 to 5	Letter of Caution
6 to 10	$500
11 to 15	$1,000
16 or 20	$2,000
Over 20	Formal Disciplinary Action

(6) **Quotation Parameters (Rule 603).** Violations of Rule 603(b)(4) regarding bid/ask differentials for Market Maker quotations shall be subject to the fines listed below. For purposes of this Rule, the bid/ask differentials in Rule 603(b)(4) will not be violated upon a change in a bid (offer) if a Market Maker takes immediate action to adjust its offer (bid) to comply with the maximum allowable bid/ask differentials. Except in unusual market conditions, immediate shall mean within ten (10) seconds of a change in the Market Makers bid or offer.

Number of Violations Within One Calendar Year	Sanction
1 to 10	Letter of Caution
11 to 20	$200
21 to 30	$400
31 to 40	$800
Over 40	Formal Disciplinary Action

(7) **Execution of Orders in Appointed Options (Rule 605).** Violations of Rule 605(b)(2) and (3), which specifies a limit on the total number of contracts executed during a quarter in options classes to which the Market Maker is not appointed shall be subject to the following sanctions:

Number of Violations Within Rolling Twelve Month Period	Sanction
1st Offense	Letter of Caution
2nd Offense	$500
3rd Offense	$1,000
4th Offense	$2,500
Subsequent Offenses	Formal Disciplinary Action

(8) **Mandatory Systems Testing (Rule 314).** Failure to conduct or participate in the testing of computer systems, or failure to provide required reports or maintain required documentation, shall be subject to the fines listed below.

Violations Within One Calendar Year	Sanction
First Violation	$250
Second Violation	$500
Third Violation	$1,000
Fourth Violation	$2,000
Fifth Violation or more	Formal Disciplinary Action

(9) **Exercise of Option Contracts (Rule 700).** Any Member who fails to submit to the Exchange in a timely manner pursuant to Rule 700 or a Regulatory Circular issued pursuant to Rule 700, "Advice Cancel", or exercise instruction relating to the exercise or non-exercise of a non-cash settled equity option shall be subject to the following fines:

Number of Cumulative Violations Within Any Twenty-Four Month Rolling Period	Individual	Member Organization
1st Offense	$500	$1,000
2nd Offense	$1,000	$2,500
Subsequent Offenses	$2,500	$5,000

(10) **Exercise Limits (Rule 309).** Violations of Rule 309 regarding the exercise within any five (5) consecutive business days of aggregate long positions in any class of options traded on the Exchange in excess of the limits outlined in Rule 309 shall be subject to the fines listed below:

Number of Cumulative Violations Within Any Twenty-Four Month Rolling Period	Sanction
First Violation	$500
Second Violation	$1,000
Third Violation	$2,500
Subsequent Violation	$5,000

(11) **Reports Related to Position Limits (Rule 310).** Violations of Rule 310 regarding the failure to accurately report position and account information shall be subject to the fines listed below:

Number of Cumulative Violations Within Any Twenty-Four Month Rolling Period	Sanction
First Violation	$500
Second Violation	$1,000
Third Violation	$2,500
Subsequent Violation	$5,000

(12) **Trading in Restricted Classes (Rule 403).** Violations of Rule 403 of entering into an opening transaction in a restricted class shall be subject to the following sanctions:

Number of Cumulative Violations Within Any Twenty-Four Month Rolling Period	Sanction
1st Offense	$500
2nd Offense	$2,500
3rd Offense	$5,000
Subsequent Offense	Formal Disciplinary Action

(13) **Market Maker Quotations (Rule 604).** Violations of Rule 604(e) regarding continuous quoting requirements shall be subject to the fines listed below. Violations of the rule that continue over consecutive trading days will be subject to a separate fine, pursuant to this paragraph (d)(13), for each day during which the violation occurs and is continuing up to a limit of fifteen consecutive trading days. In calculating fine thresholds for each Market Maker, all violations occurring within the Period in any of the Market Makers registered series are to be added together.

Number of Cumulative Violations Within Any Twenty-Four Month Rolling Period	Sanction
1st Offense	Letter of Caution
Subsequent Offense	$300 per day

(14) **Failure to Timely File Amendments to Form U4, Form U5, and Form BD (Rules 1301, 1302, and 1303).** Any Member and/or Member Organization that is required to file Form U4, Form U5, or Form BD pursuant to the Rules, or the Securities and Exchange Act of 1934, and the rules promulgated thereunder, is required to amend the applicable Form U4, Form U5, or Form BD to keep such forms current at all times. Members and/or Member Organizations shall amend Form U4, Form U5, or Form BD no later than thirty (30) days after the filer knew of or should have known of the need for the amendment.

Number of Cumulative Violations Within Any Twelve Month Rolling Period	Sanction
1st Offense	$500
2nd Offense	$1,000
3rd Offense	$2,000
Subsequent Offense	Formal Disciplinary Action

[Adopted: December 3, 2012; amended August 30, 2013 (SR-MIAX-2013-42)]

Rule 1015. Disciplinary Functions

(a) The Exchange may contract with another SRO to perform some or all of the Exchange's disciplinary functions. In that event, the Exchange shall specify to what extent the Rules in this Chapter shall govern Exchange disciplinary actions and to what extent the rules of the other SRO shall govern such actions. Notwithstanding the fact that the Exchange may contract with another SRO to perform some or all of the Exchange's disciplinary functions, the Exchange shall retain ultimate legal responsibility for and control of such functions.

Interpretations and Policies:

.01 The Exchange intends to enter into a contract with the Financial Industry Regulatory Authority ("FINRA") and/or the Chicago Board Options Exchange ("CBOE") to provide professional hearing officers and to act as an agent of the Exchange with respect to the disciplinary procedures contained in this Chapter. All of the Rules in this Chapter shall govern Exchange disciplinary actions. Under Rule 1006(a), the professional hearing officer is designated as the Chairman of the Panel. Under Rule 1006(e), the Panel Chairman has the sole responsibility to determine the time and place of all meetings of the Panel, and make all determinations with regard to procedural or evidentiary matters, as well as prescribe the time within which all documents, exhibits, briefs, stipulations, notices or other written materials must be filed where such is not specified in the Rules.

In the course of discharging his responsibilities hereunder, the professional hearing officer shall apply the standards contained in the FINRA Industry Code of Procedure and/or CBOE Rules Chapter XVII, and policies, practices and interpretations thereof, so long as the Rules in this Chapter are not in conflict.

[Adopted: December 3, 2012]

Rule 1016. Contracts of Suspended Members

(a) When a Member, other than a Clearing Member, is suspended pursuant to Chapter IX (Summary Suspension), all open short positions of the suspended Member in option contracts and all open positions resulting from exercise of option contracts, other than positions that are secured in full by a specific deposit or escrow deposit in accordance with the Rules of the Clearing Corporation, shall be closed without unnecessary delay by all Members carrying such positions for the account of the suspended Member; provided that the Exchange may cause the foregoing requirement to be temporarily waived for such period as it may determine if it shall deem such temporary waiver to be in the interest of the public or the other Members of the Exchange.

(b) No temporary waiver hereunder by the Exchange shall relieve the suspended Member of its obligations or of damages, nor shall it waive the close out requirements of any other Rules.

(c) When a Clearing Member is suspended pursuant to Chapter IX (Summary Suspension) of these Rules, the positions of such Clearing Member shall be closed out in accordance with the Rules of the Clearing Corporation.

[Adopted: December 3, 2012]

Rule 1017. Failure to Pay Premium

(a) If the Clearing Corporation shall reject an Exchange Transaction because of the failure of the Clearing Member acting on behalf of the purchaser to pay the aggregate premiums due thereon as required by the Rules of the Clearing Corporation, the Member acting as or on behalf of the writer shall have the right either to cancel the transaction by giving notice thereof to the Clearing Member or to enter into a closing writing transaction in respect of the same option contract that was the subject of the rejected Exchange Transaction for the account of the defaulting Clearing Member.

(b) Such action shall be taken as soon as possible and in any event not later than 10:00 A.M. on the business day following the day the Exchange Transaction was rejected by the Clearing Corporation.

[Adopted: December 3, 2012]

CHAPTER XI. HEARINGS, REVIEW AND ARBITRATION

Rule 1100. Scope of Chapter

This Chapter provides the procedure for persons economically aggrieved by Exchange action, including, but not limited to, those organizations whose application to become a Member have been denied, persons who have been barred from becoming associated with a Member, or organizations and persons that have been prohibited or limited with respect to Exchange services, or the services of any Exchange Member, taken pursuant to any contractual arrangement or the By-Laws or Rules of the Exchange, to apply for an opportunity to be heard and to have the complained of action reviewed. Review of disciplinary actions and arbitrations are not subject to review under this Chapter.

[Adopted: December 3, 2012]

Rule 1101. Submission of Application to Exchange

(a) **The Application**. A person who is aggrieved by any action of the Exchange within the scope of this Chapter and who desires to have an opportunity to be heard with respect to such action shall file a written application within thirty (30) days after such action has been taken. The application shall state the action complained of and the specific reasons why the applicant takes exception to such action and the relief sought. The application should indicate whether the applicant intends to submit any documents, statements, arguments or other material in support of the application, and describe any such materials.

(b) **Extensions of Time to File Applications**. An application that is not filed within the time specified in paragraph (a) of this Rule shall not be considered by the Business Conduct Committee unless the applicant files his application within such extension of time as allowed by the Chairman of such Committee. In order to obtain an extension of time within which to file an appeal, the applicant must, within the time specified in paragraph (a) of this Rule, file an application for an extension of time within which to submit the application. Such an application for an extension will be ruled upon by the Chairman of the Business Conduct Committee, and his ruling will be given in writing. Rulings on applications for extensions of time are not subject to appeal.

[Adopted: December 3, 2012]

Rule 1102. Procedure Following Applications for Hearing

(a) **Panel.** Applications for hearing and review shall be referred to the Business Conduct Committee, which shall appoint a hearing panel of no less than three (3) members of such Committee. A record of the proceedings shall be kept.

(b) **Documents**. The panel so appointed will set a hearing date and shall be furnished with all material relevant to the proceeding at least seventy-two (72) hours prior to the date of the hearing. Each party shall have the right to inspect and copy the other party's material prior to the hearing.

(c) **Notice**. Parties to the proceeding shall be informed of the composition of the panel at least seventy-two (72) hours prior to the scheduled hearing.

[Adopted: December 3, 2012]

Rule 1103. Hearing

(a) **Members**. The parties to the hearing shall consist of the applicant and a representative of the Exchange who shall present the reasons for the action taken by the Exchange that allegedly aggrieved the applicant. In addition, any other person may intervene as a party in the hearing when the person claims an interest in the transaction that is the subject of the action and is so situated that the disposition of the action may, as a practical matter impair or impede that person's ability to protect that interest unless it is adequately represented by existing parties. Also, the panel may, in its discretion, permit a person to intervene in the action as a party when the person's claim or defense and the main action have a question of law and fact in common. The applicant is entitled to be accompanied, represented and advised by counsel at all stages of the proceeding.

(b) **Procedure for Intervention**. The person seeking intervention shall serve a motion to intervene on the Secretary, which will be transmitted to the panel. The motion shall state the grounds therefor and shall set forth the claim or defense upon which the intervention is sought.

(c) **Conduct of Hearing**. The panel shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Each of the parties shall be permitted to make an opening statement, present witnesses and documentary evidence, cross-examine opposing witnesses and present closing arguments orally or in writing as determined by the panel. The panel shall also have the right to question all parties and witnesses to the proceeding and a record shall be kept. The formal rules of evidence shall not apply.

(d) **Decision**. The hearing panel's decision shall be made in writing and shall be sent to the parties to the proceedings. Such decision shall contain the reasons supporting the conclusions of the panel.

[Adopted: December 3, 2012]

Rule 1104. Review

(a) **Petition**. The decision of the hearing panel shall be subject to review by the Board, either on its own motion within thirty (30) days after issuance, upon written request submitted by the applicant below or by the President of the Exchange, within fifteen (15) days after issuance of the decision. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with the reasons for such exceptions. Any objection to a decision not specified by written exception shall be considered to have been abandoned and may be disregarded. Parties may petition to submit a written argument to the Board and may request an opportunity to make an oral argument before the Board. The Board, or a committee of the Board, will have sole discretion to grant or deny either request.

(b) **Conduct of Review**. The review shall be conducted by the Board or a Committee of the Board composed of at least three (3) Directors. Any Director who participated in a matter before it was appealed to the Board shall not participate in any review action by the Board concerning that matter. The review shall be made upon the record and shall be made after such further proceedings, if any, as the Board or its designated committee may order. An applicant shall be given notice of and a chance to address any issues raised by the Board on its own initiative.

(c) **Decision**. Based upon the record, the Board or its designated Committee may affirm, reverse or modify in whole or in part, the decision of the hearing panel. The decision of the Board or its designated committee shall be in writing, shall be sent to the parties to the proceeding, and shall be final.

[Adopted: December 3, 2012]

Rule 1105. Miscellaneous Provisions

(a) **Service of Notice**. Any notices or other documents may be served upon the applicant either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid via registered or certified mail addressed to the applicant at his last known business or residence address.

(b) **Extension of Time Limits**. Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the Secretary of the Exchange. All papers and documents relating to review by the Business Conduct Committee, the Board or its designated committee must be submitted to the Secretary of the Exchange.

[Adopted: December 3, 2012]

Rule 1106. Hearing and Review Functions

The Exchange may contract with another SRO to perform some or all of the functions specified in this Chapter. In that event, the Exchange shall specify to what extent the Rules in this Chapter shall govern review of Exchange actions and hearings under this Chapter and to what extent the rules of the other SRO shall govern such activities. Notwithstanding the fact that the Exchange may contract with another SRO to perform some or all these functions, the Exchange shall retain ultimate legal responsibility for and control of such functions.

[Adopted: December 3, 2012]

Rule 1107. Arbitration

(a) **General.** The Rule 12000 Series and Rule 13000 Series of the FINRA Manual (Code of Arbitration Procedures for Customer Disputes and Code of Arbitration Procedures for Industry Disputes) (the "FINRA Code of Arbitration"), as the same may be in effect from time to time, shall govern Exchange arbitrations except as may be specified in this Rule 1107. Definitions in the FINRA Code of Arbitration shall have the same meaning as that prescribed therein, and procedures contained in the FINRA Code of Arbitration shall have the same application as toward Exchange arbitrations.

(b) **Jurisdiction.** Any dispute, claim, or controversy arising out of or in connection with the business of any Member of the Exchange, or arising out of the employment or termination of employment of associated person(s) with any Member may be arbitrated under this Rule 1107 except that:

(1) a dispute, claim, or controversy alleging employment discrimination (including a sexual harassment claim) in violation of a statue may only be arbitrated if the parties have agreed to arbitrate it after the dispute arose; and

(2) any type of dispute, claim, or controversy that is not permitted to be arbitrated under the FINRA Code of Arbitration (such as class action claims) shall not be eligible for arbitration under this Rule 1107.

(c) **Predispute Arbitration Agreements**. The requirements of FINRA Rule 2268 shall apply to predispute arbitration agreements between Members and their customers.

(d) **Referrals**. If any matter comes to the attention of an arbitrator during and in connection with the arbitrator's participation in a proceeding, either from the record of the proceeding or from material or communications related to the proceeding, that the arbitrator has reason to believe may constitute a violation of the Exchange's Rules or the federal securities laws, the arbitrator may initiate a referral of the matter to the Exchange for disciplinary investigation; provided, however, that any such referral should only be initiated by an arbitrator after the matter before him has been settled or otherwise disposed of, or after an award finally disposing of the matter has been rendered pursuant to Rule 12904 or Rule 13904 (as applicable) of the FINRA Code of Arbitration.

(e) **Payment of Awards.** Any Member, or person associated with a Member, who fails to honor an award of arbitrators appointed in accordance with this Rule 1107 shall be subject to disciplinary proceedings in accordance with Chapter X (Discipline).

(f) **Other Exchange Actions**. The submission of any matter to arbitration under this Chapter shall in no way limit or preclude any right, action or determination by the Exchange which it would otherwise be authorized to adopt, administer or enforce.

[Adopted: December 3, 2012; amended October 2, 2014(SR-MIAX-2014-52)]

CHAPTER XII. ORGANIZATION AND ADMINISTRATION

Rule 1200. Divisions of the Exchange

The divisions of the Exchange shall include the Regulatory Division and such other Divisions as the Chief Executive Officer, with the approval of the Board, may establish. The Chief Executive Officer shall appoint a head of every Division and may designate departments within each Division.

[Adopted: December 3, 2012]

Rule 1201. Designees

(a) The Chief Executive Officer ("CEO") or the Chief Regulatory Officer ("CRO") of the Exchange may formally designate one or more qualified employees of MIAX to act in place of any person named in a rule as having authority to act under such rule in the event that the named person in the rule is not available to administer that rule.

(b) For purposes of a designation by the CEO, a qualified employee is: (1) any officer of MIAX that the CEO deems to possess the requisite knowledge and job qualifications to administer that rule; or (2) any employee of the Exchange that the CEO and the Board of Directors deems to possess the requisite knowledge and job qualifications to administer that rule.

(c) For purposes of a designation by the CRO, a qualified employee is: (1) any officer of the MIAX Regulatory Division that the CRO deems to possess the requisite knowledge and job qualifications to administer that rule; or (2) an employee of the MIAX Regulatory Division that the CRO and the Board of Directors deems to possess the requisite knowledge and job qualifications to administer that rule.

[Adopted: December 3, 2012]

Rule 1202. Membership Dues

(a) The dues payable by Members shall be fixed from time to time by the Board. Dues shall be payable in full on the first day of each month on a nonrefundable basis and shall be applied to the month beginning on that day. The Board may, on the request of a Member who is serving on active duty in the Armed Forces of the United States, waive dues during the period of such service.

(b) In addition to the fees and charges provided for by Rule 1202, the Board may, from time to time, fix and impose other fees, assessments or charges to be paid to the Exchange or to an organization designated by the Exchange by Members or by categories of Members with respect to applications, registrations, approvals, use of Exchange facilities, or other services or privileges granted.

[Adopted: December 3, 2012]

Rule 1203. Other Fees and Charges

(a) **Access Fees.** The access fees payable by Members shall be fixed from time to time by the Board.

(b) **Transaction Fees.** Members shall pay a fee for each transaction they execute on the Exchange, as may be determined by the Board.

(c) **Communication Fees.** The Board may, at its discretion, impose a communication fee for quotes entered on the Exchange in addition to the fee contained in Rule 1202(b).

(d) **Regulatory Fees or Charges.** In addition to the dues and charges specified in this Chapter, the Board may, from time to time, fix and impose other fees, assessments or charges to be paid to the Exchange by Members or by

Classes of Members with respect to applications, registrations, approvals, use of Exchange facilities, regulatory oversight or other services or privileges granted.

(e) **Fee Disputes**. All disputes concerning fees, dues or charges assessed by the Exchange must be submitted to the Exchange in writing and must be accompanied by supporting documentation. All disputes related to fees, dues or other charges must be submitted to the Exchange no later than sixty (60) days after the date of the monthly invoice. All Exchange invoices are due in full on a timely basis and payable in accordance with Rule 208. Any disputed amount resolved in the Member's favor will be subsequently credited to the Clearing Member's account at the Clearing Corporation.

[Adopted: December 3, 2012; amended June 9, 2014 (SR-MIAX-2014-27)]

Rule 1204. Liability for Payment of Fees

(a) Any Member that does not pay any dues, fees, assessments, charges, fines or other amounts due to the Exchange within thirty (30) days after they have become payable shall be reported to the President, who may, after giving reasonable notice to the Member of such arrearages, suspend the Member's trading privileges until payment is made.

(b) A person associated with a Member who fails to pay any fine or other amounts due to the Exchange within thirty (30) days after such amount has become payable and after reasonable notice of such arrearages, may be suspended from association with a Member until payment is made.

[Adopted: December 3, 2012]

Rule 1205. Exchange's Costs of Defending Legal Proceedings

Any Member or person associated with a Member who fails to prevail in a lawsuit or other legal proceeding instituted by such person against the Exchange or any of its Directors, officers, committee members, limited liability members, employees or agents, and related to the business of the Exchange, shall pay to the Exchange all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed fifty thousand dollars ($50,000). This provision shall not apply to disciplinary actions by the Exchange, to administrative appeals of Exchange actions or in any specific instance where the Board has granted a waiver of this provision.
[Adopted: December 3, 2012]

Rule 1206. Committees of the Exchange

(a) **Establishment of Committees**. The Chief Executive Officer, with the approval of the Board, shall appoint any committee members that are not Directors to committees established by the Board in the By-Laws, or established by the Chief Executive Officer pursuant to authority delegated to him by the Board.

(b) **Removal of Committee Members**. The Chief Executive Officer may, with the approval of the Board, remove any committee member that is not a Director for refusal, neglect, or inability to discharge such committee member's duties.

(c) **Committee Procedures**. Except as otherwise provided in the By-Laws, the Rules or resolution of the Board, each committee shall determine its own time and manner of conducting its meetings and the vote of a majority of the members of a committee present at a meeting at which a quorum is present shall be the act of the committee. Committees may act informally by written consent of all of the members of the committee.

(d) **General Duties and Powers of Committees.** Each committee shall administer the provisions of the By-Laws and the Rules pertaining to matters within its jurisdiction. Each committee shall have such other powers and duties as may be delegated to it by the Board. Each committee is subject to the control and supervision of the Board.

[Adopted: December 3, 2012]

Rule 1207. Sales Value Fee

(a) The Sales Value Fee is assessed by the Exchange to each Member for sales on the Exchange with respect to which the Exchange is obligated to pay a fee to the Commission pursuant to Section 31 of the Exchange Act. To the extent there may be any excess monies collected under this rule, the Exchange may retain those monies to help fund general operating expenses. The sales transactions to which the fee applies are sales of options (other than options on a security index) and the sales of securities resulting from the exercise of physical-delivery options. The fee is collected indirectly from Members through their clearing firms by The Options Clearing Corporation on behalf of MIAX with respect to option sales and options exercises.

(b) The Sales Value Fee is equal to the Section 31 fee rate multiplied by the Member's aggregate dollar amount of covered sales resulting from options transactions occurring on the Exchange during any computational period.

[Adopted: December 3, 2012]

CHAPTER XIII. DOING BUSINESS WITH THE PUBLIC

Rule 1300. Eligibility

A Member may be approved by the Exchange to transact business with the public only if such Member is also a member of another registered national securities exchange or association with which the Exchange has entered into an agreement under Rule 17d-2 under the Exchange Act pursuant to which such other exchange or association shall be the designated examining authority for the Member. Approval to transact business with the public shall be based on a Member's meeting the general requirements set forth in this Chapter and the net capital requirements set forth in Chapter XVI (Net Capital Requirements). Such approval may be withdrawn if any such requirements cease to be met.

[Adopted: December 3, 2012]

Rule 1301. Registration of Options Principals

(a) No Member shall be approved to transact options business with the public until those associated persons who are designated as Options Principals have been approved by and registered with the Exchange. Persons engaged in the supervision of options sales practices or a person to whom the designated general partner or executive officer (pursuant to Rule 1308) or another Registered Options Principal delegates the authority to supervise options sales practices shall be designated as Options Principals.

(b) In connection with their registration, Options Principals shall electronically file a Uniform Application for Securities Industry Registration or Transfer (Form U4) with the FINRA's Web CRD System, shall successfully complete an examination prescribed by the Exchange for the purpose of demonstrating an adequate knowledge of the options business and of the Rules, and shall further agree in the U4 filing to abide by the Rules and the Rules of the Clearing Corporation. Any person required to complete Form U4 shall promptly electronically file any required amendments to Form U4 with the FINRA's Web CRD System.

(c) Termination of employment or affiliation of any Options Principal in such capacity shall be promptly electronically reported to the FINRA's Web CRD System together with a brief statement of the reason for such termination on Form U5.

(d) Individuals engaged in the supervision of options sales practices and designated as Options Principals are required to qualify as an Options Principal by passing the Registered Options Principals Qualification Examination (Series 4) or the Sales Supervisor Qualification Examination (Series 9/10).

(e) Individuals who are delegated responsibility pursuant to Rule 1308 for the acceptance of discretionary accounts, for approving exceptions to a Member's criteria or standards for uncovered options accounts, and for approval of communications, shall be designated as Options Principals and are required to qualify as an Options Principal by passing the Registered Options Principal Qualification Examination (Series 4).

[Adopted: December 3, 2012]

Rule 1302. Registration of Representatives

(a) No Member shall be approved to transact business with the public until those persons associated with it who are designated Representatives have been approved by and registered with the Exchange.

(b) Persons who perform duties for the Member which are customarily performed by sales representatives or branch office managers shall be designated as Representatives of the Member.

(c) In connection with their registration, Representatives shall electronically file a Uniform Application for Securities Industry Registration or Transfer (Form U4) with the FINRA's Web CRD System by appropriately checking the MIAX as a requested registration on the electronic U4 filing, and shall successfully complete an examination for the purpose of demonstrating an adequate knowledge of the securities business, and shall further agree in the U4 filing to abide by the Rules of the Exchange and the Rules of the Clearing Corporation. Any person required to complete Form U4 shall promptly electronically file any required amendments to Form U4 with the FINRA's Web CRD System.

(d) A person accepting orders from non-member customers (unless such customer is a broker-dealer registered with the Securities and Exchange Commission) is required to register with the Exchange and to be qualified by passing the General Securities Registered Representative Examination (Series 7).

(e) A person engaged solely in proprietary trading on the Exchange is required to register with the Exchange and to be qualified by passing the Securities Trader qualification examination (Series 57), except that a person engaged in proprietary trading on the Exchange who has passed the General Securities Registered Representative Examination (Series 7) and maintains a Series 7 registration or who has passed the Proprietary Traders qualification examination (Series 56) and maintains a Proprietary Trader registration as of January 4, 2016 will be grandfathered as a Securities Trader without having to take the Securities Traders qualification examination (Series 57), provided that no more than two years have passed between the date that the person last registered as a Proprietary Trader and the date such person registers as a Securities Trader in the Web CRD.

[Adopted: December 3, 2012, amended November 1, 2013 (SR-MIAX-2013-48); amended December 8, 2015 (SR-MIAX-2015-71)]

Rule 1303. Termination of Registered Persons

(a) The discharge or termination of employment of any registered person, together with the reasons therefor, shall be electronically reported to the FINRA's Web CRD System, by a Member immediately following the date of termination, but in no event later than thirty (30) days following termination on a Uniform Termination Notice for Securities Industry Registration (Form U-5). A copy of the Form U5 shall be provided concurrently to the person whose association has been terminated.

(b) The Member shall electronically report to the FINRA's Web CRD System, by means of an amendment to the Form U-5 filed pursuant to paragraph (a) above, in the event that the Member learns of facts or circumstances causing any information set forth in the Form U5 to become inaccurate or incomplete. Such amendment shall be provided concurrently to the person whose association has been terminated no later than thirty (30) days after the Member learns of the facts or circumstances giving rise to the need for the amendment.

[Adopted: December 3, 2012]

Rule 1304. Continuing Education for Registered Persons

(a) **Regulatory Element**. No Member shall permit any registered person to continue to, and no registered person shall continue to, perform duties as a registered person, unless such person has complied with the continuing education requirements of this paragraph (a). Each registered person shall complete the Regulatory Element of the continuing education program on the occurrence of their second registration anniversary date and every three years thereafter or as otherwise prescribed by the Exchange. On each occasion, the Regulatory Element must be completed within 120 days after the person's registration anniversary date. A person's initial registration date shall establish the cycle of anniversary dates for purposes of this Rule. The content of the Regulatory Element of the program shall be determined by the Exchange for each registration category of persons subject to the Rule. For purposes of this Rule, the Exchange offers the following Regulatory Elements for Exchange registered persons: the S201 Supervisor Program for registered principals and supervisors; the S101 Regulatory Element Continuing Education Program ("CE") for Series 7, Series 57, and all other registered persons; and until January 4, 2016, the S501 Proprietary Trader Continuing Education Program for Series 56 registered persons.

(1) **Failure to Complete**. Unless otherwise determined by the Exchange, any registered persons who have not completed the Regulatory Element of the program within the prescribed time frames will have their registration deemed inactive until such time as the requirements of the program have been satisfied. Any person whose registration has been deemed inactive under this Rule shall cease all activities as a registered person and is prohibited from performing any duties and functioning in any capacity requiring registration. The Exchange may, upon application and a showing of good cause, allow for additional time for a registered person to satisfy the program requirements.

(2) **Re-Entry Into Program**. Unless otherwise determined by the Exchange, a registered person will be required to re-enter the Regulatory Element and satisfy all of its requirements in the event such person:

(i) becomes subject to any statutory disqualification as defined in Section 3(a)(39) of the Exchange Act,

(ii) becomes subject to suspension or to the imposition of a fine of $5,000 or more for violation of any provision of any securities law or regulation, or any agreement with or rule or standard of conduct of any securities governmental agency, securities SRO, or as imposed by any such regulatory organization in connection with a disciplinary proceeding, or

(iii) is ordered as a sanction in a disciplinary action to reenter the continuing education program by any securities governmental agency or securities SRO.

(3) Re-entry shall commence with initial participation within 120 days of the registered person becoming subject to the statutory disqualification, in the case of (i) above, or the disciplinary action becoming final, in the case of (ii) or (iii) above. The date that the disciplinary action becomes final will be deemed the person's initial registration anniversary date for purposes of this Rule.

(4) **Delivery of Regulatory Element.** Effective January 4, 2016, the continuing education Regulatory Element set forth in this Rule will be administered through Web-based delivery or such other technological manner and format as specified by the Exchange.

(b) **Firm Element**.

(1) **Persons Subject to the Firm Element**. The requirements of paragraph (b) of this Rule shall apply to any registered person who has direct contact with customers in the conduct of the Member's securities sales, trading or investment banking activities, and to the immediate supervisors of such persons (collectively "covered registered persons").

(2) **Standards**.

(i) Each Member must maintain a continuing and current education program for its covered registered persons to enhance their securities knowledge, skills and professionalism. At a minimum each Member shall at least annually evaluate and prioritize its training needs and develop a written training plan. The plan must take into consideration the Member's size, organizational structure and scope of business activities, as well as regulatory development and the performance of covered registered persons in the Regulatory Element. If a Member's analysis determines a need for supervisory training for persons with supervisory responsibilities, such training must be included in the Member's training plan.

(ii) **Minimum Standards for Training Programs**. Programs used to implement a Member's training plan must be appropriate for the business of the Member and, at a minimum, must cover the following matters concerning securities products, services and strategies offered by the Member:

(A) general investment features and associated risk factors.

(B) suitability and sales practice considerations.

(C) applicable regulatory requirements.

(iii) **Administration of Continuing Education Program.** Each Member must administer its continuing education program in accordance with its annual evaluation and written plan and must maintain records documenting the content of the programs and completion of the programs by covered registered persons.

(3) **Participation in the Firm Element.** Covered registered persons included in a Member's plan must take all appropriate and reasonable steps to participate in continuing education programs as required by the Member.

Interpretations and Policies:

.01 For purposes of this Rule, the term "registered person" means any Member, representative or other person registered or required to be registered under the Rules.

.02 For purposes of this Rule, the term "customer" means any natural person or any organization, other than a registered broker or dealer, executing transactions in securities or other similar instruments with or through, or receiving investment banking services from, a Member.

.03 Any registered person who has terminated association with a registered broker or dealer and who has, within two (2) years of the date of termination, become reassociated in a registered capacity with a registered broker or dealer shall participate in the Regulatory Element of the continuing education program as such intervals that apply (second registration anniversary and every three years thereafter) based on the initial registration anniversary date, rather than based on the date of reassociation in a registered capacity. Any former registered person who becomes reassociated in a registered capacity with a registered broker or dealer more than two (2) years after termination as such will be required to satisfy the program's requirements in their entirety (second registration anniversary and every three years thereafter), based on the most recent registration date.

.04 A registration that is deemed inactive for a period of two (2) calendar years pursuant to paragraph (a)(2) of this Rule for failure of a registered person to complete the Regulatory Element, shall be terminated. A person whose registration is so terminated may become registered only by reapplying for registration and satisfying applicable registration and qualification requirements of the Exchange's Rules.

[Adopted: December 3, 2012 amended November 1, 2013 (SR-MIAX-2013-48); amended December 8, 2015 (SR-MIAX-2015-71)]

Rule 1305. Discipline, Suspension, Expulsion of Registered Persons

The Exchange may discipline, suspend or terminate the registration of any registered person for violation of the Rules or the Rules of the Clearing Corporation.

[Adopted: December 3, 2012]

Rule 1306. Branch Offices

(a) Every Member approved to do options business with the public under this Chapter shall file with the Exchange and keep current a list of each of its branch offices showing the location of each such office and the name of the manager of each such office.

(b) No branch office of a Member shall transact options business with the public unless the manager of such branch office has been qualified as an Options Principal; provided, that this requirement shall not apply to branch offices in which not more than three (3) Representatives are located so long as the Member can demonstrate that the options activities of such branch offices are appropriately supervised by an Options Principal.

(c) **Definition of Branch Office**. A "branch office" is any location where one or more associated persons of a Member regularly conduct the business of effecting any transactions in, or inducing or attempting to induce the purchase or sale of any security, or is held out as such, excluding:

(1) any location that is established solely for customer service and/or back office type functions where no sales activities are conducted and that is not held out to the public as a branch office;

(2) any location that is the associated person's primary residence; provided that:

(i) only one associated person, or multiple associated persons, who reside at that location and are members of the same immediate family, conduct business at the location;

(ii) the location is not held out to the public as an office and the associated person does not meet with customers at the location;

(iii) neither customer funds nor securities are handled at that location;

(iv) the associated person is assigned to a designated branch office, and such branch office is reflected on all business cards, stationery, advertisements and other communications to the public by such associated person;

(v) the associated person's correspondence and communications with the public are subject to all supervisory provisions of the Exchange's Rules;

(vi) electronic communications (e.g., e-mail) are made through the Member's electronic system;

(vii) all orders are entered through the designated branch office or an electronic system established by the Member that is reviewable at the branch office;

(viii) written supervisory procedures pertaining to supervision of sales activities conducted at the residence are maintained by the Member; and

(ix) a list of the locations is maintained by the Member;

(3) any location, other than a primary residence, that is used for securities business for less than 30 business days in anyone calendar year, provided the Member complies with the provisions of (ii) through (viii) of paragraph (2) above;

(4) an office of convenience, where the associated person occasionally and exclusively by appointment meets with customers, which is not held out to the public as a branch office (where such location is on bank premises, however, only signage required by the Interagency Statement (Statement on Retail Sales of Nondeposit Investment Products required under Banking Regulations) may be displayed);

(5) any location that is used primarily to engage in non-securities activities and from which the associated person effects no more than 25 securities transactions in any one calendar year; provided that any advertisements or sales literature identifying such location also sets forth the address and telephone number of the location from which the associated person conducting business at the non-branch locations are directly supervised;

(6) the Floor of a registered national securities exchange where a Member conducts a direct access business with public customers; or

(7) a temporary location established in response to the implementation of a business continuity plan.

(d) Notwithstanding the exclusions in subparagraphs (c) (1) - (7) above, any location that is responsible for supervising the activities of persons associated with a Member at one or more non-branch locations of such Member is considered to be a branch office.

(e) For purposes of this Rule, the term "business day" shall not include any partial business day provided that the associated person spends at least four hours on such business day at his or her designated branch office during the hours that such office is normally open for business.

(f) For purposes of this Rule, the term "associated person of a Member" is defined as a Member or employee associated with a Member.

(g) For purposes of (c)(2)(viii) above, written supervisory procedures shall include criteria for on-site for cause reviews of an associated person's primary residence. Such reviews must utilize risk-based sampling or other techniques designed to assure compliance with applicable securities laws and regulations and with Exchange Rules.

(h) For purposes of (c)(2)(viii) and (3) above, written supervisory procedures for such residences and other remote locations must be designed to assure compliance with applicable securities laws and regulations and with Exchange Rules.

(i) Factors which should be considered when developing risk-based sampling techniques to determine the appropriateness of on-site for cause reviews of selected residences and other remote locations shall include, but not be limited to, the following: (1) the firm's size; (2) the firm's organizational structure; (3) the scope of business activities; (4) the number and location of offices; (5) the number of associated persons assigned to a location; (6) the nature and complexity of products and services offered; (7) the volume of business done; (8) whether the location has a Series 9/10-qualified person on-site; (9) the disciplinary history of the registered persons or associated persons, including a review of such person's customer complaints and Forms U4 and U5; and (10) the nature and extent of a registered person's or associated person's outside business activities, whether or not related to the securities business.

[Adopted: December 3, 2012]

Rule 1307. Opening of Accounts

(a) **Approval Required.** No Member shall accept an order from a customer to purchase or write an option contract unless the customer's account has been approved for options transactions in accordance with the provisions of this Rule.

(b) **Diligence in Opening Account.** In approving a customer's account for options transactions, a Member shall exercise due diligence to learn the essential facts as to the customer and his investment objectives and financial situation, and shall make a record of such information, which shall be retained in accordance with Rule 1308. Based upon such information, the branch office manager or other Options Principal shall approve in writing the customer's account for options transactions; provided, that if the branch office manager is not an Options Principal, his approval shall within a reasonable time be confirmed by an Options Principal.

(1) In fulfilling its obligations under this paragraph with respect to options customers that are natural persons, a Member shall seek to obtain the following information at a minimum (information shall be obtained for all members in a joint account):

(i) investment objectives (e.g., safety of principal, income, growth, trading profits, speculation);

(ii) employment status (name of employer, self-employed or retired);

(iii) estimated annual income from all sources;

(iv) estimated net worth (exclusive of family residence);

(v) estimated liquid net worth (cash, securities, other);

(vi) marital status;

(vii) number of dependents;

(viii) age; and

(ix) investment experience and knowledge (e.g., number of years, size, frequency and type of transactions for options, stocks and bonds, commodities, other).

(2) In addition to the information required in subparagraph (1) above, the customer's account records shall contain the following information, if applicable:

(i) source or sources of background and financial information (including estimates) concerning the customer;

(ii) discretionary trading authorization, including agreement on file, name, relationship to customer and experience of person holding trading authority;

(iii) date(s) options disclosure document(s) furnished to customer;

(iv) nature and types of transactions for which account is approved (e.g., buying, covered writing, uncovered writing, spreading, discretionary transactions);

(v) name of Representative;

(vi) name of Options Principal approving account;

(vii) date of approval; and

(viii) dates of verification of currency of account information.

(3) Refusal of a customer to provide any of the information called for in this paragraph (b) shall be so noted on the customer's records at the time the account is opened. Information provided shall be considered together with other information available in determining whether and to what extent to approve the account for options transactions.

(c) **Verification of Customer Background and Financial Information.** The background and financial information upon which the account of every new customer that is a natural person has been approved for options trading, including all of the information required in paragraph (b)(2) of this Rule, unless the information is included in the customer's account agreement, shall be sent to the customer for verification or correction within fifteen (15) days after the customer's account has been approved for options transactions. A copy of the background and financial information on file with the Member shall also be sent to the customer for verification within fifteen (15) days after the Member becomes aware of any material change in the customer's financial situation. Absent advice from the customer to the contrary, the information will be deemed to be verified.

(d) **Agreements to Be Obtained.** Within fifteen (15) days after a customer's account has been approved for options transactions, a Member shall obtain from the customer a written agreement that the account shall be handled in accordance with the Rules and the Rules of the Clearing Corporation and that such customer, acting alone or in concert with others, will not violate the position or exercise limits set forth in Rules 307 and 309.

(e) **Options Disclosure Documents to Be Furnished.** At or prior to the time a customer's account is approved for options transactions, a Member shall furnish the customer with one (1) or more current options disclosure documents in accordance with the requirements of Rule 1315.

(f) Every Member transacting business with the public in uncovered option contracts shall develop, implement and maintain specific written procedures governing the conduct of such business that shall at least include the following:

(1) specific criteria and standards to be used in evaluating the suitability of uncovered short options transactions for a particular customer;

(2) specific procedures for approval of accounts engaged in writing uncovered short option contracts (which for the purposes of this Rule shall include combinations and any transactions that involve naked writing), including written approval of such accounts by an Options Principal;

(3) designation of a specific Registered Options Principal qualified individual(s) as the person responsible for approving accounts that do not meet the specific criteria and standards for writing uncovered short options transactions and for maintaining written records of the reasons for every account so approved;

(4) establishment of specific minimum net equity requirements for initial approval and maintenance of customer uncovered options accounts; and

(5) requirements that customers approved for writing uncovered short options transactions be provided with a special written description of the risks inherent in writing uncovered short options transactions, at or prior to the initial uncovered short options transaction pursuant to Rule 1315(c).

[Adopted: December 3, 2012]

Rule 1308. Supervision of Accounts

(a) **Duty to Supervise--Non-Member Accounts**. The general partners or directors of each Member that conducts a non-member customer business shall provide for appropriate supervisory control and shall designate a general partner or executive officer, who shall be identified to the Exchange, to assume overall authority and responsibility for internal supervision and control of the organization and compliance with securities laws and regulations. This person, who may be the same individual designated pursuant to substantially similar New York Stock Exchange or FINRA rules, shall:

(1) Delegate to qualified employees responsibilities and authority for supervision and control of each office, department or business activity, and shall provide for appropriate written procedures of supervision and control.

(2) Establish a separate system of follow-up and review to determine that the delegated authority and responsibility is being properly exercised.

(3) Develop and implement written policies and procedures reasonably designed to independently supervise the activities of accounts serviced by branch office managers, sales managers, regional/district sales managers or any person performing a similar supervisory function. Such supervisory reviews must be performed by a qualified Registered Options Principal who:

(i) Is either senior to, or otherwise independent of, the producing manager under review. For purposes of this Rule, an "otherwise independent" person: may not report either directly or indirectly to the producing manager under review; must be situated in an office other than the office of the producing manager; must not otherwise have supervisory responsibility over the activity being reviewed; and must alternate such review responsibility with another qualified person every two years or less. Further, if a person designated to review a producing manager receives an override or other income derived from that producing manager's customer activity that represents more than 10% of the designated person's gross income derived from the Member over the course of a rolling twelve-month period, the Member must establish alternative senior or otherwise independent supervision of that producing manager to be conducted by a qualified Registered Options Principal other than the designated person receiving the income.

(ii) If a Member is so limited in size and resources that there is no qualified Registered Options Principal senior to, or otherwise independent of, the producing manager to conduct the reviews pursuant to paragraph (a)(3)(i) of this Rule (for instance, the Member has only one office, or an insufficient number of qualified personnel who can conduct reviews on a two-year rotation), the reviews may be conducted by a Registered Options Principal in compliance with paragraph (a)(3)(i) of this Rule to the extent practicable.

(iii) A Member relying on paragraph (a)(3)(ii) of this Rule must document the factors used to determine that complete compliance with all of the provisions of paragraph (a)(3)(i) of this Rule is not possible, and that the required supervisory systems and procedures in place with respect to any producing manager comply with the provisions of paragraph (a)(3)(i) of this Rule to the extent practicable.

(b) **Maintenance of Customer Records.**

(1) Background and financial information of customers who have been approved for options transactions shall be maintained at both the branch office servicing the customer's account and the principal supervisory office having jurisdiction over that branch office. Copies of account statements of options customers shall be maintained at both the branch office supervising the accounts and the principal supervisory office having jurisdiction over that branch for the most recent six-month period. With respect to the record retention responsibility of principal supervisory offices, customer information and account statements may be maintained at a location off premises so long as the records are readily accessible and promptly retrievable. Other records necessary to the proper supervision of accounts shall be maintained at a place easily accessible both to the branch office servicing the customer's account and to the principal supervisory office having jurisdiction over that branch office.

(2) Upon the written instructions of a customer, a Member may hold mail for a customer who will not be at his or her usual address for the period of his or her absence, but (i) not to exceed two months if the Member is advised that such customer will be on vacation or traveling or (ii) not to exceed three months if the customer is going abroad.

(3) Before any customer order is executed, there must be placed upon the memorandum for each transaction, the name or designation of the account (or accounts) for which such order is to be executed. No change in such account name(s) (including related accounts) or designation(s) (including error accounts) shall be made unless the change has been authorized by a Member or a person(s) designated by the designated general partner or executive officer (pursuant to Rule 1308). Such person must, prior to giving his or her approval of the account designation change, be personally informed of the essential facts relative thereto and indicate his or her approval of such change in writing on the order or other similar record of the Member. The essential facts relied upon by the person approving the change must be documented in writing and preserved for a period of not less than three years, the first two years in an easily accessible place, as the term "easily accessible place" is used in SEC Rule 17a-4.

(4) For purposes of this paragraph (b)(3), a person(s) designated by the designated general partner or officer (pursuant to Rule 1308) must be a Registered Options Principal.

(c) **Internal Controls.**

(1) Members must develop and maintain adequate controls over each of its business activities. Such controls must provide for the establishment of procedures for verification and testing of those business activities. An ongoing analysis, based upon appropriate criteria, may be employed to assess and prioritize those business activities requiring independent verification and testing. A review of each Member 's efforts with respect to internal

controls, including a summary of tests conducted and significant exceptions identified, must be included in the annual report required by paragraph (g) of this Rule.

(2) A Member that complies with requirements of the New York Stock Exchange or FINRA that are substantially similar to the requirements in paragraph (c)(1) of this Rule will be deemed to have met such requirements.

(d) **Annual Branch Office Inspections**.

(1) Each branch office that supervises one or more non-branch locations must be inspected no less often than once each calendar year unless:

(i) it has been demonstrated to the satisfaction of the Exchange that because of proximity, special reporting or supervisory practice, other arrangements may satisfy this Rule's requirements for a particular branch office; or

(ii) based upon the written policies and procedures of such Member providing for a systematic risk-based surveillance system, the Member submits a proposal to the Exchange and receives, in writing, an exemption from this requirement pursuant to paragraph (e) of this Rule.

(2) Every branch office, without exception, must be inspected at least once every three calendar-years. All required inspections must be conducted by a person who is independent of the direct supervision and control of the branch office in question (i.e., not the branch office manager, or any person who directly or indirectly reports to such manager, or any person to whom such manager directly reports). Written reports reflecting the results of such inspections are to be maintained with the Member for the longer of three years or until the next branch office inspection.

(3) A Member that complies with requirements of the New York Stock Exchange or FINRA that are substantially similar to the requirements in paragraph (d)(1) and (d)(2) of this Rule as well as to related requirements in paragraphs (e) and (f) of this Rule will be deemed to have met such requirements.

(e) **Risk -Based Surveillance and Branch Office Identification.**

(1) Any Member seeking an exemption, pursuant to Rule 1308(d)(1)(ii), from the annual branch office inspection requirement must submit to the Exchange written policies and procedures for systematic risk-based surveillance of its branch offices. Such policies and procedures should reflect, among other factors, the Member's business model and product mix. Such policies and procedures must also, at a minimum, provide for:

(i) The inspection of branches where developments during the year require a reconsideration of such branch's exemption;

(ii) A requirement that no less than half of the branch offices inspected each year on a cycle basis be done on an unannounced basis; and

(iii) A system to enable employees to report compliance issues on a confidential basis outside of the branch office chain of command.

(2) For purposes of paragraph (e)(1) of this Rule, the risk-based factors to be considered should include, but not necessarily be limited to, the following:

(i) Number of Registered Representatives;

(ii) A significant increase in the number of Registered Representatives;

(iii) Number of customers and volume of transactions;

(iv) A significant increase in branch office revenues;

(v) Incidence of concentrated securities positions in customer's accounts;

(vi) Aggregate customer assets held;

(vii) Nature of the business conducted and the sales practice risk to investors associated with the products sold, and product mix (e.g. options, equities, mutual funds, annuities, etc.);

(viii) Numbers of accounts serviced on a discretionary basis;

(ix) Compliance and regulatory history of the branch, including:

(A) Registered Representatives subject to special supervision by the Member, self-regulatory authorities, state regulatory authorities or the Securities and Exchange Commission in years other than the previous or current year;

(B) Complaints, arbitrations, internal discipline, or prior inspection findings; and

(C) Persons subject to recent disciplinary actions by self-regulatory authorities, state regulatory authorities or the Securities and Exchange Commission.

(x) Operational factors, such as the number of errors and account designation changes per Registered Representative;

(xi) Incidence of accommodation mailing addresses (e.g., post office boxes and "care of" accounts);

(xii) Whether the branch office permits checks to be picked up by customers or hand delivery of checks to customers;

(xiii) Experience, function (producing or non-producing) and compensation structure of branch office manager;

(xiv) Branch offices recently opened or acquired; and

(xv) Changes in branch location, status or management personnel.

(3) Notwithstanding any policies or procedures implemented pursuant to this Rule, branch offices that meet any of the following criteria must be inspected no less often than once each calendar year:

(i) Offices with one or more Registered Representatives subject to special supervision as required by a self-regulatory authority or state regulatory authority during the current or immediately preceding year.

(ii) Offices with 25 or more registered individuals;

(iii)Offices in the top 20% of production or customer assets for the Member organization;

(iv) Any branch office not inspected within the previous two calendar years; and

(v) Any branch office designated as exercising supervision over another branch office.

(f) **Criteria for Inspection Programs**. An annual branch office inspection program must include, but is not limited to, testing and independent verification of internal controls related to the following areas:

(1) Safeguarding of customer funds and securities;

(2) Maintaining books and records;

(3) Supervision of customer accounts serviced by branch office managers;

(4) Transmittal of funds between customers and Registered Representatives and between customers and third parties;

(5) Validation of customer address changes; and

(6) Validation of changes in customer account information.

(g) **Written Report**. By April 1 of each year, each Member that conducts a non-member customer business shall submit to the Exchange a written report on the Member's supervision and compliance effort during the preceding year and on the adequacy of the Member's ongoing compliance processes and procedures. Each Member that conducts a public customer options business shall also specifically include its options compliance program in the report. The report shall include, but not be limited to, the following:

(1) A tabulation of customer complaints (including arbitrations and civil actions) and internal investigations.

(2) Identification and analysis of significant compliance problems, plans for future systems or procedures to prevent and detect violations and problems, and an assessment of the preceding year's efforts of this nature.

(3) Discussion of the preceding year's compliance efforts, new procedures, educational programs, etc. in each of the following areas: (i) antifraud and trading practices; (ii) investment banking activities; (iii) sales practices; (iv) books and records; (v) finance and operations; (vi) supervision; (vii) internal controls, and (viii) anti-money laundering. If any of these areas do not apply to the Member organization, the report shall so state.

(4) For each Member, the designation of a general partner or principal executive officer as Chief Compliance Officer (which designation shall be updated on Schedule A of Form BD).

(5) A certification signed by the Member 's Chief Executive Officer (or equivalent), that:

(i) The Member has in place processes to:

(A) establish and maintain policies and procedures reasonably designed to achieve compliance with applicable Exchange Rules and federal securities laws and regulations;

(B) modify such policies and procedures as business, regulatory and legislative changes and events dictate; and

(C) test the effectiveness of such policies and procedures on a regular basis, the timing and extent of which is reasonably designed to ensure continuing compliance with Exchange Rules and federal securities laws and regulations.

(ii) the Chief Executive Officer (or equivalent officer) conducted one or more meetings with the organization's Chief Compliance Officer during the preceding 12 months, and that they discussed and reviewed the matters described in this certification, including the organization's prior compliance efforts, and identified and addressed significant compliance problems and plans for emerging business areas;

(iii) the processes described in paragraph (g)(5)(i) of this Rule, are evidenced in a report reviewed by the Chief Executive Officer (or equivalent officer), Chief Compliance Officer and such other officers as the organization may deem necessary to make this certification, and submitted to the organization's board of directors and audit committee (if such committee exists) on or before April 1st of each year; and

(iv) the Chief Executive Officer (or equivalent officer) has consulted with the Chief Compliance Officer and other officers referenced in paragraph (g)(5)(iii) of this Rule and such other employees, outside consultants, lawyers and accountants, to the extent they deem appropriate, in order to attest to the statements made in this certification.

(6) A Member that specifically includes its options compliance program in a report that complies with substantially similar requirements of the New York Stock Exchange or FINRA will be deemed to have met the requirements of this Rule 1307(g) and Rule 1307(h).

(h) **Reports to Control Persons**. By April 1 of each year, each Member shall submit a copy of the report that Rule 1307(g) requires the Member to prepare to its one or more control persons or, if the Member has no control person, to the audit committee of its board of directors or its equivalent committee or group. In the case of a control person that is an organization (a "controlling organization"), the Member shall submit the report to the general counsel of the controlling organization and to the audit committee of the controlling organization's board of directors or its equivalent committee or group. For the purpose of this paragraph, "control person" means a person who controls the Member organization within the meaning of Rule 100.

(i) Each Member that conducts a non-member customer business shall establish, maintain, and enforce written procedures which detail the specific methods used to supervise all non-member customer accounts, and all orders in such accounts. Such written procedures shall specifically identify the titles and positions of individuals who have been delegated authority and responsibility for an identified segment of the Member organization's business, including option compliance functions. The procedures shall also include the registration status and location of all such supervisory and compliance personnel. Each Member shall also develop and implement specific written procedures concerning the manner of supervision of customer accounts maintaining uncovered short option positions, and specifically providing for frequent supervisory review of such accounts.

(j) Each Member shall maintain at the principal supervisory office having jurisdiction over the office servicing the customer's account, or shall have readily accessible and promptly retrievable, information to permit review of each customer's options account on a timely basis to determine (i) the compatibility of options transactions with investment objectives and with the types of transactions for which the account was approved; (ii) the size and frequency of options transactions; (iii) commission activity in the account; (iv) profit or loss in the account; (v) undue concentration in any options class or classes and (vi) compliance with the provisions of Regulation T of the Federal Reserve Board.

(k) Documentation evidencing the annual written report required by paragraph (g) of this Rule, must be maintained in a place that is easily accessible and shall be provided to the Exchange upon request.

[Adopted: December 3, 2012]

Rule 1309. Suitability of Recommendations

(a) Every Member, Options Principal or Representative who recommends to a customer the purchase or sale (writing) of any option contract shall have reasonable grounds for believing that the recommendation is not unsuitable for such customer on the basis of the information furnished by such customer after reasonable inquiry as to his investment objectives, financial situation and needs, and any other information known by such Member, Options Principal or Representative.

(b) No Member, Options Principal or Representative shall recommend to a customer an opening transaction in any option contract unless the person making the recommendation has a reasonable basis for believing at the time of making the recommendation that the customer has such knowledge and experience in financial matters that he may reasonably be expected to be capable of evaluating the risks of the recommended transaction, and is financially able to bear the risks of the recommended position in the option contract.

[Adopted: December 3, 2012]

Rule 1310. Discretionary Accounts

(a) **Authorization and Approval Required.** No Member shall exercise any discretionary power with respect to trading in option contracts in a customer's account unless such customer has given prior written authorization and the account has been accepted in writing by an Options Principal.

(1) Each firm shall designate specific Registered Options Principal qualified individuals pursuant to Rule 1308 to review discretionary accounts. A Registered Options Principal qualified person specifically delegated such responsibilities under Rule 1308 (who is an individual other than the Registered Options Principal who accepted the account) shall review the acceptance of each discretionary account to determine that the Registered Options Principal accepting the account had a reasonable basis for believing that the customer was able to understand and bear the risks of the strategies or transactions proposed, and the individual shall maintain a record of the basis for his determination.

(2) Every discretionary order shall be identified as discretionary on the order at the time of its entry into the System.

(3) Discretionary accounts shall receive frequent appropriate supervisory review by a Registered Options Principal qualified person specifically delegated such responsibilities under Rule 1308 who is not exercising the discretionary authority.

(b) **Record of Transactions.** A record shall be made of every options transaction for an account with respect to which a Member is vested with any discretionary power, such record to include the name of the customer, options class and series, number of contracts, premium, and date and time when such transaction took place.

(c) **Excessive Transactions Prohibited.** No Member shall effect with or for any customer's account with respect to which such Member is vested with any discretionary power any transactions of purchase or sale of option contracts that are excessive in size or frequency in view of the financial resources and character of such account.

(d) **Discretion as to Price or Time Excepted.** This Rule shall not apply to discretion as to the price at which or the time when an order given by a customer for the purchase or sale of a definite number of option contracts in a specified security shall be executed, except that the authority to exercise time and price discretion will be considered to be in effect only until the end of the business day on which the customer granted such discretion, absent a specific, written contrary indication signed and dated by the customer. This limitation shall not apply to time and price discretion exercised in an institutional account, as defined below, pursuant to valid Good-Till-Cancelled instructions issued on a "not held" basis. Any exercise of time and price discretion must be reflected on the order ticket. As used in this paragraph (d) the term "institutional account" shall mean the account of:

(1) a bank, savings and loan association, insurance company, or registered investment company;

(2) an investment adviser registered either with the Securities and Exchange Commission under Section 203 of the Investment Advisers Act of 1940 or with a state securities commission (or any agency or office performing like functions); or

(3) any other entity (whether a natural person, corporation, partnership, trust or otherwise) with total assets of at least $50 million.

(e) **Options Programs.** Where the discretionary account utilizes options programs involving the systematic use of one or more options strategies, the customer shall be furnished with a written explanation (meeting the requirements of Rule 1322) of the nature and risks of such programs.

(f) Any Member that does not utilize computerized surveillance tools for the frequent and appropriate review of discretionary account activity must establish and implement procedures to require Registered Options Principal qualified individuals who have been designated to review discretionary accounts to approve and initial each discretionary order on the day entered.

[Adopted: December 3, 2012]

Rule 1311. Confirmation to Customers

(a) Every Member shall promptly furnish to each customer a written confirmation of each transaction in option contracts that shows the underlying security, type of options, expiration month, exercise price, number of option contracts, premium, commissions, date of transaction and settlement date, and shall indicate whether the transaction is a purchase or sale and whether a principal or agency transaction.

(b) The confirmation shall, by appropriate symbols, distinguish between Exchange Transactions and other transactions in option contracts though such confirmation does not need to specify the exchange or exchanges on which such option contracts were executed.

[Adopted: December 3, 2012]

Rule 1312. Statement of Accounts to Customers

(a) Every Member shall send to its customers a statement of account showing security and money positions, entries, interest charges and any special charges that have been assessed against such account during the period covered by the statement; provided, however, that such charges need not be specifically delineated on the statement if they are otherwise accounted for on the statement and have been itemized on transaction confirmations.

(b) With respect to options customers having a general (margin) account, the customer statement shall also provide the mark-to-market price and market value of each options position and other security position in the general (margin) account, the total market value of all positions in the account, the outstanding debit or credit balance in the account, and the general (margin) account equity. For purposes of this paragraph, general (margin) account equity shall be computed by subtracting the total of the short security values and any debit balance from the total of the long security values and any credit balance.

(c) The customer statement shall bear a legend stating that further information with respect to commissions and other charges related to the execution of listed options transactions has been included in confirmations of such transactions previously furnished to the customer, and that such information will be made available to the customer promptly upon request.

(d) Customer statements shall bear a legend requesting that the customer promptly advise the Member of any material change in the customer's investment objectives or financial situation.

(e) Customer statements shall be sent at least quarterly to all accounts having a money or a security position during the preceding quarter and at least monthly to all accounts having an entry during the preceding month.

[Adopted: December 3, 2012]

Rule 1313. Statements of Financial Condition to Customers

Every Member shall send to each of its customers statements of the Member's financial condition as required by Rule 17a-5 under the Exchange Act.

[Adopted: December 3, 2012]

Rule 1314. Addressing of Communications to Public Customers

No Electronic Exchange Member shall address any communications to a Public Customer in care of any other person unless either: (a) the Public Customer, within the preceding twelve (12) months, has instructed the Electronic Exchange Member in writing to send communications in care of such other persons; or (b) duplicate copies are sent to the Public Customer at some other address designated in writing by him.

[Adopted: December 3, 2012]

Rule 1315. Delivery of Current Options Disclosure Documents and Prospectus

(a) **Options Disclosure Documents.** Every Member shall deliver a current options disclosure document to each customer at or prior to the time such customer's account is approved for options transactions. Where a customer is a broker or dealer, the Member shall take reasonable steps to assure that such broker or dealer is furnished reasonable quantities of current options disclosure documents, as requested by the broker or dealer, to enable it to comply with the requirements of this Rule.

(1) The term "current options disclosure document" means, as to any category of underlying security, the most recent edition of such document that meets the requirements of Rule 9b-1 under the Exchange Act.

(2) A copy of each amendment to an options disclosure document shall be furnished to each customer who was previously furnished the options disclosure document to which the amendment pertains, not later than the time a confirmation of a transaction in the category of options to which the amendment pertains is delivered to such customer. The Exchange will advise Members when an options disclosure document is amended.

(b) **Prospectus.** Every Member shall furnish a copy of the current prospectus of the Clearing Corporation to each customer who requests one. The Exchange will advise Members when a new prospectus is available. The term "current prospectus of Clearing Corporation" means the prospectus portion of the most recent Form S-20, which prospectus portion then meets the delivery requirements of Rule 153b under the Securities Act.

(c) The written description of risks required by Rule 1307(f)(5) shall be in a format prescribed by the Exchange or in a format developed by the Member, provided it contains substantially similar information as the prescribed Exchange format and has received prior written approval of the Exchange.

(d) Below is a sample risk description for use by Members to satisfy the requirements of paragraph (c) of this Rule.

<u>Special Statement for Uncovered Options Writers</u>

There are special risks associated with uncovered options writing which expose the investor to potentially significant loss. Therefore, this type of strategy may not be suitable for all customers approved for options transactions.

1. The potential loss of uncovered call writing is unlimited. The writer of an uncovered call is in an extremely risky position, and may incur large losses if the value of the underlying instrument increases above the exercise price.

2. As with writing uncovered calls, the risk of writing uncovered put options is substantial. The writer of an uncovered put option bears a risk of loss if the value of the underlying instrument declines below the exercise price. Such loss could be substantial if there is a significant decline in the value of the underlying instrument.

3. Uncovered options writing is thus suitable only for the knowledgeable investor who understands the risks, has the financial capacity and willingness to incur potentially substantial losses, and has sufficient liquid assets to meet applicable margin requirements. In this regard, if the value of the underlying instrument moves against an uncovered writer's options position, the investor's broker may request significant additional margin payments. If an investor does not make such margin payments, the broker may liquidate stock or options positions in the investor's account with little or no prior notice in accordance with the investor's margin agreement.

4. For combination writing, where the investor writes both a put and a call on the same underlying instrument, the potential risk is unlimited.

5. If a secondary market in options were to become unavailable, investors could not engage in closing transactions, and an options writer would remain obligated until expiration or assignment.

6. The writer of an American-style option is subject to being assigned an exercise at any time after he has written the option until the option expires. By contrast, the writer of a European-style option is subject to exercise assignment only during the exercise period.

NOTE: It is expected that you will read the booklet entitled CHARACTERISTICS AND RISKS OF STANDARDIZED OPTIONS available from your broker. In particular, your attention is directed to the chapter entitled Risks of Buying and Writing Options. This statement is not intended to enumerate all of the risks entailed in writing uncovered options.

[Adopted: December 3, 2012]

Rule 1316. Restrictions on Pledge and Lending of Customers' Securities

(a) No Member shall lend, either to itself or to others, securities carried for the account of any customer, unless such Member shall first have obtained a separate written authorization from such customer permitting the lending of the securities.

(b) Regardless of any agreement between a Member and a customer authorizing the Member to lend or pledge such securities, no Member shall lend or pledge more of such securities than is fair and reasonable in view of the indebtedness of the customer to such Member, except such lending as may be specifically authorized under paragraph (c) of this Rule.

(c) No Member shall lend securities carried for the account of any customer that have been fully paid for, or that are in excess of the amount that may be loaned in view of the indebtedness of the customer, unless such Member first obtains from such customer a separate written authorization designating the particular securities to be loaned.

(d) No Member shall hold securities carried for the account of any customer that have been fully paid for, or that are in excess of the amount that may be pledged in view of the indebtedness of the customer, unless such securities are segregated and identified by a method that clearly indicates the interest of such customer in those securities.

[Adopted: December 3, 2012]

Rule 1317. Transactions of Certain Customers

(a) No Member shall execute any transaction in securities or carry a position in any security in which:

(1) an officer or employee of the Exchange, or any other national securities exchange that is a participant of the Clearing Corporation, or an officer or employee of a corporation in which the Exchange or such other exchange owns the majority of the capital stock, is directly or indirectly interested, without the prior written consent of the Exchange; or

(2) a partner, officer, director, principal shareholder or employee of another Member is directly or indirectly interested, without the consent of such other Member.

(b) Where the required consent has been granted, duplicate reports of the transaction and position shall promptly be sent to the Exchange or Member, as the case may be.

[Adopted: December 3, 2012]

Rule 1318. Guarantees

No Member shall guarantee a customer against loss in his account or in any transaction effected with or for such customer.

[Adopted: December 3, 2012]

Rule 1319. Profit Sharing

(a) No Member, Options Principal, Representative, officer, partner or branch office manager of the Member shall share directly or indirectly in the profits or losses in any customer's account, whether carried by such Member, or any other Member, without the prior written consent of the Member carrying the account.

(b) Where such consent is obtained, the Member, Options Principal, Representative, officer, partner or branch office manager shall share in the profits or losses in such account only in direct proportion to the financial contribution made to the account by such person.

[Adopted: December 3, 2012]

Rule 1320. Assuming Losses

No Member shall assume for its own account any position established for a customer in a security traded on the Exchange after a loss to the customer has been established or ascertained, unless the position was created by the Member's mistake or unless approval of the Exchange has first been obtained.

[Adopted: December 3, 2012]

Rule 1321. Transfer of Accounts

MIAX Members and member organizations shall comply with FINRA Rule 11870, concerning the transfer of customer accounts between Members, and any amendments thereto, as if such Rule is part of the MIAX's Rules.

[Adopted: December 3, 2012; amended June 2, 2014 (SR-MIAX-2014-16)]

Rule 1322. Options Communications

(a) **Definitions**. For purposes of this Rule and any interpretation thereof, "options communications" consist of:

(1) **Correspondence.** The term "correspondence" means any written (including electronic) communication that is distributed or made available to 25 or fewer retail investors within any 30 calendar-day period.

(2) **Institutional Communication.** The term "institutional communication" means any written (including electronic) communication that is distributed or made available only to institutional investors, but does not include a Member's internal communications.

(3) **Retail Communication.** The term "retail communication" means any written (including electronic) communication that is distributed or made available to more than 25 retail investors within any 30 calendar-day period.

(4) For purposes of this Rule, the term "institutional account" shall mean the account of:

(1) a bank, savings and loan association, insurance company or registered investment company;

(2) an investment adviser registered either with the SEC under Section 203 of the Investment Advisers Act or with a state securities commission (or any agency or office performing like functions); or

(3) any other person (whether a natural person, corporation, partnership, trust or otherwise) with total assets of at least $50 million.

(5) **Institutional Investor.** The term "Institutional Investor" means any:

(A) person described in subsection (a)(4) of this Rule, regardless of whether the person has an account with a member;

(B) governmental entity or subdivision thereof;

(C) employee benefit plan, or multiple employee benefit plans offered to employees of the same employer, that meet the requirements of Section 403(b) or Section 457 of the Internal Revenue Code and in the aggregate have at least 100 participants, but does not include any participant of such plans;

(D) qualified plan, as defined in Section 3(a)(12)(C) of the Exchange Act, or multiple qualified plans offered to employees of the same employer, that in the aggregate have at least 100 participants, but does not include any participant of such plans;

(E) member or registered person of such a member; and

(F) person acting solely on behalf of any such institutional investor.

No member may treat a communication as having been distributed to an institutional investor if the member has reason to believe that the communication or any excerpt thereof will be forwarded or made available to any person other than an institutional investor.

(b) **Approval by Registered Options Principal.**

(1) All retail communications (except completed worksheets) issued by a Member pertaining to options shall be approved in advance by a Registered Options Principal designated by the Member's written supervisory procedures.

(2) Correspondence need not be approved by a Registered Options Principal prior to use. All correspondence is subject to the supervision and review requirements of Rule 1308.

(3) Institutional Communications. Each Member shall establish written procedures that are appropriate to its business, size, structure, and customers for review by a Registered Options Principal of institutional communications used by the Member. Such procedures must be reasonably designed to ensure that institutional communications comply with applicable standards. When such procedures do not require review of all institutional communications prior to first use or distribution, they must include provision for the duration and training of associated persons as to the firm's procedures governing institutional communications, documentation of such education and training, and surveillance and follow-up to ensure that such procedures are implemented and adhered to. Evidence that these supervisory procedures have been implemented and carried out must be maintained and made available to the Exchange upon request.

(4) Copies of the options communications shall be retained by the Member in accordance with Rule 17a-4 under the Securities Exchange Act of 1934. The names of the persons who prepared the options communications, the names of the persons who approved the options communications, and the source of any recommendations contained therein shall be retained by the Member and kept in the form and for the time periods required for options communications by Rule 17a-4.

(c) **Exchange Approval Required**. In addition to the approval required by paragraph (b) of this Rule, all retail communications issued by a Member pertaining to standardized options that is not accompanied or preceded by the applicable current options disclosure document ("ODD") shall be submitted to the Exchange at least ten (10) calendar days prior to use (or such shorter period as the Exchange may allow in particular instances) for approval, and if changed or expressly disapproved by the Exchange, shall be withheld from circulation until any changes specified by the Exchange have been made or, in the event of disapproval, until the communication has been resubmitted for, and has received, Exchange approval. The requirements of this paragraph shall not be applicable to:

(1) options communications submitted to another self-regulatory organization having comparable standards pertaining to such communications, and

(2) communications in which the only reference to options is contained in a listing of the services of the Member;

(3) the ODD; and

(4) the prospectus.

(d) **General Standards.** No Member or associated person shall use any options communication which:

(1) Contains any untrue statement or omission of a material fact or is otherwise false or misleading;

(2) Contains promises of specific results, exaggerated or unwarranted claims, opinions for which there is no reasonable basis or forecasts of future events which are unwarranted or which are not clearly labeled as forecasts;

(3) Contains cautionary statements or caveats that are not legible, are misleading, or are inconsistent with the content of the materials;

(4) Contains statements suggesting the certain availability of secondary market for options;

(5) Fails to reflect the risks attendant to options transactions and the complexities of certain options investment strategies;

(6) Fails to include a warning to the effect that options are not suitable for all investors or contains suggestions to the contrary;

(7) Fails to include a statement that supporting documentation for any claims (including any claims made on behalf of options programs or the options expertise of sales persons), comparisons, recommendations, statistics, or other technical data, will be supplied upon request; or

(8) Would constitute a prospectus as that term is defined in the Securities Act of 1933, unless it meets the requirements of Section 10 of the Securities Act of 1933. Paragraphs (6) and (7) shall not apply to institutional communications as defined in this Rule 1322. Any statement in any options communications referring to the potential opportunities or advantages presented by options shall be balanced by a statement of the corresponding risks. The risk statement shall reflect the same degree of specificity as the statement of opportunities, and broad generalities must be avoided.

(e) **Standards Applicable to Options Communications.**

(1) Unless preceded or accompanied by the ODD, options communications shall:

(i) Be limited to general descriptions of the options being discussed;

(ii) Contain contact information for obtaining a copy of the ODD;

(iii) Not contain recommendations or past or projected performance figures including annualized rates of return, or names of specific securities.;

(2) Options communications used prior to ODD delivery may:

(i) Contain a brief description of options, including a statement that identifies registered clearing agencies for options. The text may also contain a brief description of the general attributes and method of operation of the exchanges on which options are traded, including a discussion of how an option is priced;

(ii) Include any statement required by any state law or administrative authority; and

(iii) Include advertising designs and devices, including borders, scrolls, arrows, pointers, multiple and combined logos and unusual typefaces and lettering as well as attention-getting headlines and photographs and other graphics, provided such material is not misleading.

(f) The Rule 1322(e)(1)(B) requirement to include contact information for obtaining a copy of the ODD may be satisfied by providing a name and address or one or more telephone numbers from which the current options disclosure document may be obtained; directing existing clients to contact their registered representative; or including a response card through which a current options disclosure document may be obtained. An internet address may also be used, however, such an address must be accompanied by either a telephone number or mailing address for use by those investors who do not have access to the internet.

(g) **Projections.**

(1) Options communications may contain projected performance figures (including projected annualized rates of return), provided that:

(i) all such communications regarding standardized options are accompanied or preceded by the ODD;

(ii) no suggestion of certainty of future performance is made;

(iii) parameters relating to such performance figures are clearly established (e.g., to indicate the exercise price of an options contract, the purchase price of the underlying stock and the options contract's market price, premium, anticipated dividends, etc.);

(iv) all relevant costs, including commissions, fees, and interest charges (if applicable with regard to margin transactions) are disclosed and reflected in the projections;

(v) such projections are plausible and intended as a source of reference or a comparative device to be used in the development of a recommendation;

(vi) all material assumptions made in such calculations are clearly identified (e.g., "assume option expires," "assume option unexercised," "assume option exercised," etc.);

(vii) the risks involved in the proposed transactions are also discussed; and

(viii) in communications relating to annualized rates of return, that such returns are not based upon any less than a sixty (60) day experience, any formulas used in making calculations are clearly displayed; and a statement is included to the effect that the annualized returns cited might be achieved only if the parameters described can be duplicated and that there is no certainty of doing so.

(h) **Historical Performances**. Options communications may feature records and statistics that portray the performance of past recommendations or of actual transactions, provided that:

(i) All such communications regarding standardized options are accompanied or preceded by the ODD;

(ii) any such portrayal is done in a balanced manner, and consists of records or statistics that are confined to a specific "universe" that can be fully isolated and circumscribed and that covers at least the most recent twelve (12) month period;

(iii) such communications include the date of each initial recommendation or transaction, the price of each such recommendation or transaction as of such date, and the date and price of each recommendation or transaction at the end of the period or when liquidation was suggested or effected, whichever was earlier; provided that if the communications are limited to summarized or averaged records or statistics in lieu of the complete record, there may be included in the number of items recommended or transacted, the number that advanced and the number that declined, together with an offer to provide the complete record upon request;

(iv) all relevant costs, including commissions, fees, and daily margin obligations (as applicable) are disclosed and reflected in the performance;

(v) whenever such communications contain annualized rate of return, all material assumptions used in the process of annualization are disclosed;

(vi) an indication is provided of the general market conditions during the period(s) covered, and any comparison made between such records and statistics and the overall market (e.g., comparison to an index) is valid;

(vii) such communications state that the results presented should not and cannot be viewed as an indicator of future performance; and

(viii) a Registered Options Principal determines that the records or statistics fairly present the status of the recommendations or transactions reported upon and so initials the report.

(i) **Options Programs.** In communications regarding an options program (i.e., an investment plan employing the systematic use of one or more options strategies), the cumulative history or unproven nature of the program and its underlying assumptions shall be disclosed.

[Adopted: December 3, 2012; amended August 19, 2013 (SR-MIAX-2013-40); amended June 2, 2014 (SR-MIAX-2014-16)]

Rule 1323. Brokers' Blanket Bonds

(a) Every Member approved to transact business with the public under this Chapter and every Clearing Member shall carry Brokers' Blanket Bonds covering officers and employees of the Member in such form and in such amounts as the Exchange may require.

(b) All Members subject to paragraph (a) of this Rule shall maintain Brokers' Blanket Bonds as follows:

(1) Maintain a Brokers' Blanket Bond similar to the standard form established by the Surety Association of America, covering officers and employees which provides against loss and has agreements covering at least the following:

(i) Fidelity;

(ii) On Premises;

(iii) In Transit;

(iv) Misplacement;

(v) Forgery and Alteration (including check forgery);

(vi) Securities Loss (including securities forgery);

(vii) Fraudulent Trading; and

(viii) A Cancellation Rider providing that the insurance carrier will promptly notify the Exchange of cancellation, termination or substantial modification of the Bond.

(2) In determining the initial minimum coverage, the Member is to use the highest required net capital during the twelve (12) month period immediately preceding the issuance of the Brokers' Blanket Bond. Thereafter, a review for adequacy of coverage shall be made at least annually as of the anniversary date of issuance of the subject Bond, and the minimum requirement for the next twelve (12) months shall be established by reference to the highest net capital in the preceding twelve (12) months. Any necessary adjustments shall be made not more than sixty (60) days following the anniversary.

(c) The minimum required coverage for fraudulent trading shall be the greater of $25,000 or fifty percent (50%) of the coverage required in paragraph (b)(2) up to a maximum of $500,000.

(d) The minimum required coverage for securities forgery shall be the greater of $25,000 or twenty-five percent (25%) of the coverage required in paragraph (b)(2) up to a maximum of $250,000.

(e) A deductible provision of up to $5,000 or ten percent (10%) of the minimum coverage requirement, whichever is greater, may be included in the Bond.

(1) A Member may choose to maintain coverage in excess of the minimum requirements as set forth above in paragraph (b)(2) of this Rule, and in such case, a deductible provision of up to $5,000 or ten percent (10%) of the

amount of the Blanket Bond coverage, whichever is greater, may be included in the Bond purchased. However, the excess of this greater deductible amount over the maximum permissible deductible amounts as described in this paragraph must be subtracted from the Member's net worth in the calculation of the Member's net capital under SEC Rule 15c3-1.

(2) Each Member shall report the cancellation, termination or substantial modification of the Bond to the Exchange within ten (10) business days of such occurrences.

(f) Members with no employees shall be exempt from this Rule.

(g) Members subject to a bonding rule of another registered national securities exchange, the SEC, or a registered national securities association that imposes requirements that are equal to or greater than the requirements imposed by the Rule shall be deemed to be in compliance with the provisions of this Rule.

[Adopted: December 3, 2012]

Rule 1324. Customer Complaints

(a) Every Member conducting a non-member customer business shall make and keep current a separate central log, index or other file for all options-related complaints, through which these complaints can easily be identified and retrieved.

(b) The term "options-related complaint" shall mean any written statement by a customer or person acting on behalf of a customer alleging a grievance arising out of or in connection with listed options.

(c) The central file shall be located at the principal place of business of the Member or such other principal office as shall be designated by the Member.

(1) Each options-related complaint received by a branch office of a Member shall be forwarded to the office in which the separate, central file is located not later than thirty (30) days after receipt by the branch office.

(2) A copy of every options-related complaint shall be maintained at the branch office that is the subject of a complaint.

(d) At a minimum, the central file shall include:

(1) Identification of complainant.

(2) Date complaint was received.

(3) Identification of the Representative servicing the account, if applicable.

(4) A general description of the subject of the complaint.

(5) A record of what action, if any, has been taken by the Member with respect to the complaint.

[Adopted: December 3, 2012]

Rule 1325. Telemarketing

(a) **Telemarketing Restrictions**. No Member or associated person of a Member shall make an outbound telephone call to:

(1) any person's residence at any time other than between 8 a.m. and 9 p.m. local time at the called person's location;

(2) any person that previously has stated that he or she does not wish to receive an outbound telephone call made by or on behalf of the Member; or

(3) any person who has registered his or her telephone number on the Federal Trade Commission's national do-not-call registry.

(b) **Caller Disclosures**. No Member or associated person of a Member shall make an outbound telephone call to any person without disclosing truthfully, promptly and in a clear and conspicuous manner to the called person the following information:

(1) the identity of the caller and the Member;

(2) the telephone number or address at which the caller may be contacted; and

(3) that the purpose of the call is to solicit the purchase of securities or related services.

The telephone number provided may not be a 900 number or any other number for which charges exceed local or long-distance transmission charges.

(c) **Exceptions**. The prohibition of paragraph (a)(1) does not apply to outbound telephone calls by a Member or an associated person of a Member if:

(1) the Member has an established business relationship with the person;

(2) the Member has received that person's express prior consent; or

(3) the person called is a broker or dealer.

(d) **Member's Firm-Specific Do-Not-Call List**.

(1) Each Member shall make and maintain a centralized list of persons who have informed the Member or an associated person of a Member that they do not wish to receive outbound telephone calls.

(2) Prior to engaging in telemarketing, a Member must institute procedures to comply with paragraphs (a) and (b). Such procedures must meet the following minimum standards:

(A) Written policy. Members must have a written policy for maintaining the do-not-call list described under paragraph (d)(1).

(B) Training of personnel engaged in telemarketing. Personnel engaged in any aspect of telemarketing must be informed and trained in the existence and use of the do-not-call list.

(C) Recording, disclosure of do-not-call requests. If a Member receives a request from a person not to receive calls from that Member, the Member must record the request and place the person's name, if provided, and telephone number on the Member's firm-specific do-not-call list at the time the request is made. Members must honor a person's do-not-call request within a reasonable time from the date such request is made.

This period may not exceed 30 days from the date of such request. If such requests are recorded or maintained by a party other than the Member on whose behalf the outbound telephone call is made, the Member on whose behalf the outbound telephone call is made will be liable for any failures to honor the do-not-call request.

(D) Identification of telemarketers. A Member or associated person of a Member making an outbound telephone call must make the caller disclosures set forth in paragraph (b).

(E) Affiliated persons or entities. In the absence of a specific request by the person to the contrary, a person's do-not-call request shall apply to the Member making the call, and shall not apply to affiliated entities unless the consumer reasonably would expect them to be included given the identification of the caller and the product being advertised.

(F) Maintenance of do-not-call lists. A Member making outbound telephone calls must maintain a record of a person's request not to receive further calls.

(e) **Do-Not-Call Safe Harbors.**

(1) A Member or associated person of a Member making outbound telephone calls will not be liable for violating paragraph (a)(3) if:

(A) the Member has an established business relationship with the called person. A person's request to be placed on the Member's firm-specific do-not-call list terminates the established business relationship exception to the national do- not-call registry provision for that Member even if the person continues to do business with the Member;

(B) the Member has obtained the person's prior express written consent. Such consent must be clearly evidenced by a signed, written agreement (which may be obtained electronically under the E-Sign Act) between the person and the Member, which states that the person agrees to be contacted by the Member and includes the telephone number to which the calls may be placed; or

(C) the Member or associated person of a Member making the call has a personal relationship with the recipient of the call.

(2) A Member or associated person of a Member making outbound telephone calls will not be liable for violating paragraph (a)(3) if the Member or associated person of a Member demonstrates that the violation is the result of an error and that as part of the Member's routine business practice , it meets the following standards:

(A) Written Procedures. The Member has established and implemented written procedures to comply with paragraphs (a) and (b);

(B) Training of personnel. The Member has trained its personnel, and any entity assisting in its compliance, in the procedures established pursuant to paragraph (e)(2)(A);

(C) Recording. The Member has maintained and recorded a list of telephone numbers that it may not contact in compliance with paragraph (d); and

(D) Accessing the national do-not-call database. The Member uses a process to prevent outbound telephone calls to any telephone number on the Member's firm-specific do-not-call list or the national do-not-call registry, employing a version of the national do-not-call registry obtained from administrator of the registry no more than 31 days prior to the date any call is made, and maintains records documenting this process.

(f) **Wireless Communications**. The provisions set forth in this Rule are applicable to Members and associated persons of Members making outbound telephone calls to wireless telephone numbers.

(g) **Outsourcing Telemarketing**. If a Member uses another appropriately registered or licensed entity or person to perform telemarketing services on its behalf, the Member remains responsible for ensuring compliance with all provisions contained in this Rule.

(h) **Billing Information**. For any telemarketing transaction, a Member or associated person of a Member must obtain the express informed consent of the person to be charged and to be charged using the identified account.

(1) In any telemarketing transaction involving preacquired account information and a free-to-pay conversion feature, the Member or associated person of a Member must:

(A) obtain from the customer, at a minimum, the last four digits of the account number to be charged;

(B) obtain from the customer an express agreement to be charged and to be charged using the account number pursuant to paragraph (h)(1)(A); and

(C) make and maintain an audio recording of the entire telemarketing transaction.

(2) In any other telemarketing transaction involving preacquired account information not described in paragraph (h)(1), the Member or associated person of a Member must:

(A) identify the account to be charged with sufficient specificity for the customer to understand what account will be charged; and

(B) obtain from the customer an express agreement to be charged and to be charged using the account number identified pursuant to paragraph (h)(2)(A).

(i) **Caller Identification Information**.

(1) Any Member that engages in telemarketing must transmit or cause to be transmitted the telephone number, and, when made available by the Member's telephone carrier, the name of the Member, to any caller identification service in use by a recipient of an outbound telephone call.

(2) The telephone number so provided must permit any person to make a do-not- call request during regular business hours.

(3) Any Member that engages in telemarketing is prohibited from blocking the transmission of caller identification information.

(j) **Unencrypted Consumer Account Numbers**. No Member or associated person of a Member shall disclose or receive, for consideration, unencrypted consumer account numbers for use in telemarketing. The term "unencrypted" means not only complete, visible account numbers, whether provided in lists or singly, but also encrypted information with a key to its decryption. This paragraph shall not apply to the disclosure or receipt of a customer's billing information to process a payment pursuant to a telemarketing transaction.

(k) **Abandoned Calls**.

(1) No Member or associated person of a Member shall "abandon" any outbound telephone call. An outbound telephone call is "abandoned" if a person answers it and the call is not connected to a Member or associated person of a Member within two seconds of the called person's completed greeting.

(2) A Member or associated person of a Member shall not be liable for violating paragraph (k)(1) if:

(A) the Member or associated person of a Member employs technology that ensures abandonment of no more than three percent of all outbound telephone calls answered by a person, measured over the duration of a single calling campaign, if less than 30 days, or separately over each successive 30-day period or portion thereof that the campaign continues;

(B) the Member or associated person of a Member, for each outbound telephone call placed, allows the telephone to ring for at least 15 seconds or four rings before disconnecting an unanswered call;

(C) whenever a Member or associated person of a Member is not available to speak with the person answering the outbound telephone call within two seconds after the person's completed greeting, the Member or associated person of a Member promptly plays a recorded message that states the name and telephone number of the Member or associated person of a Member on whose behalf the call was placed; and

(D) the Member or associated person of a Member retains records establishing compliance with paragraph (k)(2).

(l) **Prerecorded Messages.**

(1) No Member or associated person of a Member shall initiate any outbound telephone call that delivers a prerecorded message, other than a prerecorded message permitted for compliance with the call abandonment safe harbor in paragraph (k)(2)(C), unless:

(A) the Member has obtained from the called person an express agreement, in writing, that:

(i) the Member obtained only after a clear and conspicuous disclosure that the purpose of the agreement is to authorize the Member to place prerecorded calls to such person;

(ii) the Member obtained without requiring, directly or indirectly, that the agreement be executed as a condition of opening an account or purchasing any good or service;

(iii) evidences the willingness of the recipient of the call to receive calls that deliver prerecorded messages by or on behalf of the Member; and

(iv) includes such person's telephone number and signature (which may be obtained electronically under the E-Sign Act);

(B) the Member or associated person of a Member allows the telephone to ring for a least 15 seconds or four rings before disconnecting an unanswered call and, within two seconds after the completed greeting of the called person, plays a prerecorded message that promptly provides the disclosures in paragraph (b), followed immediately by a disclosure of one or both of the following:

(i) for a call that could be answered in person, that the called person can use an automated interactive voice and/or keypress-activated opt-out mechanism to assert a firm-specific do-not-call request pursuant to the Member's procedures instituted under paragraph (d)(2)(C) at any time during the message. The mechanism must:

a. automatically add the number called to the Member's firm-specific do-not-call list;

b. once invoked, immediately disconnect the call; and

c. be available for use at any time during the message; and

(ii) for a call that could be answered by an answering machine or voicemail service, that the person called can use a toll-free telephone number to assert a firm-specific do-not-call request pursuant to the Member's procedures instituted under paragraph (d)(2)(C). The number provided must connect directly to an automated interactive voice or keypress-activated opt-out mechanism that:

a. automatically adds the number called to the Member's firm-specific do-not-call list;

b. immediately thereafter disconnects the call; and

c. is accessible at any time throughout the duration of the telemarketing campaign; and

(C) the Member complies with all other requirements of this Rule and other applicable federal and state laws.

(2) Any call that complies with all applicable requirements of paragraph (l) shall not be deemed to violate paragraph (k).

(m) **Credit Card Laundering**. Except as expressly permitted by the applicable credit card system, no Member or associated person of a Member shall:

(1) present to or deposit into, the credit card system for payment, a credit card sales draft generated by a telemarketing transaction that is not the result of a telemarketing credit card transaction between the cardholder and the Member;

(2) employ, solicit, or otherwise cause a merchant, or an employee, representative or agent of the merchant, to present to or to deposit into the credit card system for payment, a credit card sales draft generated by a telemarketing transaction that is not the result of a telemarketing credit card transaction between the cardholder and the merchant; or

(3) obtain access to the credit card system through the use of a business relationship or an affiliation with a merchant, when such access is not authorized by the merchant agreement or the applicable credit card system.

(n) **Definitions**. For purposes of this Rule:

(1) The term "account activity" shall include, but not be limited to, purchases, sales, interest credits or debits, charges or credits, dividend payments, transfer activity, securities receipts or deliveries, and/or journal entries relating to securities or funds in the possession or control of the Member.

(2) The term "acquirer" means a business organization, financial institution, or an agent of a business organization or financial institution that has authority from an organization that operates or licenses a credit card system to authorize merchants to accept, transmit, or process payment by credit card through the credit card system for money, goods or services, or anything else of value.

(3) The term "billing information" means any data that enables any person to access a customer's or donor's account, such as a credit or debit card number, a brokerage, checking, or savings account number, or a mortgage loan account number.

(4) The term "broker-dealer of record" refers to the broker or dealer identified on a customer's account application for accounts held directly at a mutual fund or variable insurance product issuer.

(5) The term "caller identification service" means a service that allows a telephone subscriber to have the telephone number and, where available, name of the calling party transmitted contemporaneously with the telephone call, and displayed on a device in or connected to the subscriber's telephone.

(6) The term "cardholder" means a person to whom a credit card is issued or who is authorized to use a credit card on behalf of or in addition to the person to whom the credit card is issued.

(7) The term "credit" means the right granted by a creditor to a debtor to defer payment of debt or to incur debt and defer its payment.

(8) The term "credit card" means any card, plate, coupon book, or other credit device existing for the purpose of obtaining money, property, labor, or services on credit.

(9) The term "credit card sales draft" means any record or evidence of a credit card transaction.

(10) The term "credit card system" means any method or procedure used to process credit card transactions involving credit cards issued or licensed by the operator of that system.

(11) The term "customer" means any person who is or may be required to pay for goods or services offered through telemarketing.

(12) The term "established business relationship" means a relationship between a Member and a person if:

(A) the person has made a financial transaction or has a security position, a money balance, or account activity with the Member or at a clearing firm that provides clearing services to such Member within the previous 18 months immediately preceding the date of the telemarketing call;

(B) the Member is the broker-dealer of record for an account of the person within the previous 18 months immediately preceding the date of the telemarketing call; or

(C) the person has contacted the Member to inquire about a product or service offered by the Member within the previous three months immediately preceding the date of the telemarketing call.

A person's established business relationship with a Member does not extend to the Member's affiliated entities unless the person would reasonably expect them to be included. Similarly, a person's established business relationship with a Member's affiliate does not extend to the Member unless the person would reasonably expect the Member to be included.

(13) The term "free-to-pay conversion" means, in an offer or agreement to sell or provide any goods or services, a provision under which a customer receives a product or service for free for an initial period and will incur an obligation to pay for the product or service if he or she does not take affirmative action to cancel before the end of that period.

(14) The term "merchant" means a person who is authorized under a written contract with an acquirer to honor or accept credit cards, or to transmit or process for payment credit card payments, for the purchase of goods or services or a charitable contribution. . A "charitable contribution" means any donation or gift of money or any other thing of value, for example a transfer to a pooled income fund.

(15) The term "merchant agreement" means a written contract between a merchant and an acquirer to honor or accept credit cards, or to transmit or process for payment credit card payments, for the purchase of goods or services or a charitable contribution.

(16) The term "outbound telephone call" means a telephone call initiated by a telemarketer to induce the purchase of goods or services or to solicit a charitable contribution from a donor. A "donor" means any person solicited to make a charitable contribution.

(17) The term "person" means any individual, group, unincorporated association, limited or general partnership, corporation, or other business entity.

(18) The term "personal relationship" means any family member, friend, or acquaintance of the person making an outbound telephone call.

(19) The term "preacquired account information" means any information that enables a Member or associated person of a Member to cause a charge to be placed against a customer's or donor's account without obtaining the account number directly from the customer or donor during the telemarketing transaction pursuant to which the account will be charged.

(20) The term "telelmarketer" means any person who, in connection with telemarketing, initiates or receives telephone calls to or from a customer or donor.

(21) The term "telemarketing" means consisting of or relating to a plan, program, or campaign involving at least one outbound telephone call, for example cold-calling. The term does not include the solicitation of sales through the mailing of written marketing materials, when the person making the solicitation does not solicit customers by telephone but only receives calls initiated by customers in response to the marketing materials and during those calls takes orders only without further solicitation. For purposes of the previous sentence, the term "further solicitation" does not include providing the customer with information about, or attempting to sell, anything promoted in the same marketing materials that prompted the customer's call.

Interpretations and Policies:

.01 Members and associated persons of Members that engage in telemarketing also are subject to the requirements of relevant state and federal laws and rules, including but not limited to the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Telephone Consumer Protection Act, and the rules of the Federal Communications Commission ("FCC") relating to telemarketing practices and the rights of telephone consumers.

[Adopted: December 3, 2012; amended June 2, 2014 (SR-MIAX-2014-16)]

CHAPTER XIV. ORDER PROTECTION, LOCKED and CROSSED MARKETS

Rule 1400. Definitions

The following terms shall have the meaning specified in this Rule solely for the purpose of this Chapter XIV:

(a) "Best Bid" and "Best Offer" mean the highest priced Bid and the lowest priced Offer.

(b) "Bid" or "Offer" means the bid price or the offer price communicated by a Member of an Eligible Exchange to any Broker/Dealer, or to any customer, at which it is willing to buy or sell, as either principal or agent, but shall not include indications of interest.

(c) "Broker/Dealer" means an individual or organization registered with the SEC in accordance with Section 15(b)(1) of the Exchange Act or a foreign broker or dealer exempt from such registration pursuant to Rule 15a-6 under the Exchange Act.

(d) "Crossed Market" means a quoted market in which a Protected Bid is higher than a Protected Offer in a series of an Eligible Class.

(e) "Customer" means an individual or organization that is not a Broker/Dealer.

(f) "Eligible Exchange" means a national securities exchange registered with the SEC in accordance with Section 6(a) of the Exchange Act that: (1) is a Participant Exchange in OCC (as that term is defined in Section VII of the OCC by-laws); (2) is a party to the OPRA Plan (as that term is described in Section I of the OPRA Plan); and (3) if the national securities exchange is not a party to the Options Order Protection and Locked/Crossed Markets Plan as defined below, is a participant in another plan approved by the Commission providing for comparable Trade-Through and Locked and Crossed Market protection.

(g) "Eligible Options Class" means all options series overlying a security (as that term is defined in Section 3(a)(10) of the Exchange Act) or group of securities, including both put options and call options, which class is available for trading on two or more Eligible Exchanges.

(h) "Intermarket Sweep Order ("ISO")" means a limit order for an options series that, simultaneously with the routing of the ISO, one or more additional ISOs, as necessary, are routed to execute against the full displayed size of any Protected Bid, in the case of a limit order to sell, or any Protected Offer, in the case of a limit order to buy, for the options series with a price that is superior to the limit price of the ISO. A Member may submit an Intermarket Sweep Order to the Exchange only if it has simultaneously routed one or more additional Intermarket Sweep Orders to execute against the full displayed size of any Protected Bid, in the case of a limit order to sell, or Protected Offer, in the case of a limit order to buy, for an options series with a price that is superior to the limit price of the Intermarket Sweep Order. An ISO may be either an Immediate-Or-Cancel Order or an order that expires on the day it is entered.

(i)"Locked Market" means a quoted market in which a Protected Bid is equal to a Protected Offer in a series of an Eligible Options Class.

(j) "NBBO" means the national best bid and offer in an options series as calculated by an Eligible Exchange.

(k) "Non-Firm" means, with respect to Quotations, that Members of an Eligible Exchange are relieved of their obligation to be firm for their Quotations pursuant to Rule 602 under the Exchange Act.

(l) "OPRA Plan" means the plan filed with the SEC pursuant to Section 11Aa(1)(C)(iii) of the Exchange Act, approved by the SEC and declared effective as of January 22, 1976, as from time to time amended.

(m) "Participant" means an Eligible Exchange that is a party to the Plan.

(n) "Plan" means the Options Order Protection and Locked/Crossed Market Plan, as such plan may be amended from time to time.

(o) "Protected Bid" or "Protected Offer" means a Bid or Offer in an options series, respectively, that: (a) is disseminated pursuant to the OPRA Plan; and (b) is the Best Bid or Best Offer, respectively, displayed by an Eligible Exchange.

(p) "Protected Quotation" means a Protected Bid or Protected Offer

(q) "Quotation" means a Bid or Offer.

(r) "Trade-Through" means a transaction in an option series at a price that is lower than a Protected Bid or higher than a Protected Offer.

[Adopted: December 3, 2012]

Rule 1401. Order Protection

(a) **Avoidance of Trade-Throughs.** Except as provided in paragraph (b) below, Members shall not effect Trade-Throughs.

(b) **Exceptions to Trade-Through Liability.** The provisions of paragraph (a) shall not apply under the following circumstances:

(1) If an Eligible Exchange repeatedly fails to respond within one second to incoming orders attempting to access its Protected Quotations, the Exchange may bypass those Protected Quotations by:

(i) notifying the non-responding Eligible Exchange immediately after (or at the same time as) electing self-help; and

(ii) assessing whether the cause of the problem lies with its own systems and, if so, taking immediate steps to resolve the problem; Any time a determination to bypass the Protected Quotations of an Eligible Exchange is made pursuant to this subparagraph, the Exchange must promptly document the reasons supporting such determination;

(2) The transaction traded through a Protected Quotation being disseminated by an Eligible Exchange during a trading rotation;

(3) The transaction that constituted the Trade-Through occurred when there was a Crossed Market;

(4) The transaction that constitutes the Trade-Through is the execution of an order identified as an ISO, or the transaction that constitutes the Trade-Through is effected by the Exchange while simultaneously routing an ISO to execute against the full displayed size of any better-priced Protected Quotation;

(5) The Eligible Exchange displaying the Protected Quotation that was traded through had displayed, within one second prior to execution of the Trade-Through, a Best Bid or Best Offer, as applicable, for the options series with a price that was equal or inferior to the price of the Trade-Through transaction;

(6) The Protected Quotation traded through was being disseminated from an Eligible Exchange whose Quotations were Non-Firm with respect to such options series;

(7) The transaction that constituted the Trade-Through was effected as a portion of a Complex Trade;

(8) The transaction that constituted the Trade-Through was the execution of an order for which, at the time of receipt of the order, a Member had guaranteed an execution at no worse than a specified price (a "stopped order"), where:

(i) the stopped order was for the account of a Customer;

(ii) the Customer agreed to the specified price on an order-by-order basis; and

(iii) the price of the Trade-Through was, for a stopped buy order, lower than the national Best Bid in the options series at the time of execution, or, for a stopped sell order, higher than the national Best Offer in the options series at the time of execution;

(9) The transaction that constituted the Trade-Through was the execution of an order that was stopped at a price that did not Trade-Through an Eligible Exchange at the time of the stop; or

(10) The transaction that constituted the Trade-Through was the execution of an order at a price that was not based, directly or indirectly, on the quoted price of the options series at the time of execution and for which the material terms were not reasonably determinable at the time the commitment to execute the order was made.

[Adopted: December 3, 2012]

Rule 1402. Locked and Crossed Markets

(a) **Prohibition.** Except for quotations that fall within the provisions of paragraph (b) of this Rule, Members shall reasonably avoid displaying, and shall not engage in a pattern or practice of displaying, any quotations that lock or cross a Protected Quotation.

(b) **Exceptions.**

(1) The locking or crossing quotation was displayed at a time when the Exchange was experiencing a failure, material delay, or malfunction of its systems or equipment;

(2) The locking or crossing quotation was displayed at a time when there is a Crossed Market;

(3) The Member simultaneously routed an ISO to execute against the full displayed size of any locked or crossed Protected Bid or Protected Offer; or

(4) With respect to a locking quotation, the order entered on the Exchange that will lock a Protected Bid or Protected Offer, is:

(i) not a Customer order, and the Exchange can determine via identification available pursuant to the OPRA Plan that such Protected Bid or Protected Offer does not represent, in whole or in part, a Customer order; or

(ii) a Customer order, and the Exchange can determine via identification available pursuant to the OPRA Plan that such Protected Bid or Protected Offer does not represent, in whole or in part, a Customer order, and, on a case-by-case basis, the Customer specifically authorizes the Member to lock such Protected Bid or Protected Offer.

[Adopted: December 3, 2012]

CHAPTER XV. MARGINS

Rule 1500. General Rule

No Member may effect a transaction or carry an account for a customer, whether a Member or non-member of the Exchange, without proper and adequate margin in accordance with this Chapter XV and Regulation T.

[Adopted: December 3, 2012]

Rule 1501. Time Margin Must Be Obtained

The amount of margin required by this Chapter shall be obtained as promptly as possible and in any event within a reasonable time.

[Adopted: December 3, 2012]

Rule 1502. Margin Requirements

(a) A Member must elect to be bound by the initial and maintenance margin requirements of either the Chicago Board of Options Exchange or the New York Stock Exchange as the same may be in effect from time to time.

(b) Such election shall be made in writing by a notice filed with the Exchange.

(c) Upon the filing of such election, a Member shall be bound to comply with the margin rules of the Chicago Board of Options Exchange or the New York Stock Exchange, as applicable, as though said rules were part of these Rules.

[Adopted: December 3, 2012]

Rule 1503. Meeting Margin Calls by Liquidation Prohibited

(a) No Member shall permit a customer to make a practice of effecting transactions requiring initial or additional margin or full cash payment and then furnishing such margin or making such full cash payment by liquidation of the same or other commitments.

(b) The provisions of this Rule shall not apply to any account maintained for another broker or dealer in which are carried only the commitments of customers of such other broker or dealer, exclusive of the partners, officers and directors of such other broker or dealer, provided such other broker or dealer is a Member of the Exchange or has agreed in good faith with the Member carrying the account that it will maintain a record equivalent to that referred to in Rule 1505.

[Adopted: December 3, 2012]

Rule 1504. Margin Required is Minimum

(a) The amount of margin prescribed by these Rules is the minimum which must be required initially and subsequently maintained with respect to each account affected thereby; but nothing in these Rules shall be construed to prevent a Member from requiring margin in an amount greater than that specified.

(b) The Exchange may at any time impose higher margin requirements with respect to such positions when it deems such higher margin requirements to be advisable.

[Adopted: December 3, 2012]

Rule 1505. Margin Requirements Exception

No margin is required for a call option written on an equity security when the account holder possesses a "long" position in a vested employee stock option which can be immediately exercised without restriction (not including the payment of money) to purchase an equal or greater quantity of the security underlying the short call provided that:

(a) The vested employee stock option does not expire before the short call;

(b) The amount (if any) by which the exercise price of the vested employee stock option exceeds the exercise price of the short call option is held in or deposited in the account; and

(c) The account holder, broker-dealer and issuer of the vested employee stock option complete such account documentation and comply with such terms and conditions proscribed by the Exchange in such form, format and procedure as may be established by the Exchange from time to time, including without limitation execution of an agreement by account holder, broker-dealer and issuer that requires:

(1) Account holder to pledge the vested employee stock options to broker-dealer (including an agreement that in the event account holder exercises any of the pledged vested employee stock options during the term of a transaction, the account holder will be required to pledge to broker-dealer the shares issued upon exercise to replace the vested employee stock options that were pledged before exercise);

(2) Account holder to provide broker-dealer with an irrevocable power-of-attorney authorizing broker-dealer to exercise the vested employee stock options on the account holder's behalf;

(3) Issuer to promptly deliver the stock upon payment or receipt of the exercise notice from broker-dealer; and

(4) Issuer to waive any transfer restrictions that would preclude a pledge of the vested employee stock options to broker-dealer.

[Adopted: December 3, 2012]

CHAPTER XVI. NET CAPITAL REQUIREMENTS

Rule 1600. Minimum Requirements

Each Member subject to Rule 15c3-1 under the Exchange Act shall comply with the capital requirements prescribed therein and with the additional requirements of this Chapter XVI. Market Makers must also comply with the minimum financial requirements contained in Rule 609.

[Adopted: December 3, 2012]

Rule 1601. "Early Warning" Notification Requirements

Every Member subject to the reporting or notification requirements of Rule 17a-11 under the Exchange Act or the "early warning" reporting, business restriction or business reduction requirements of another national securities exchange, registered securities association or registered securities clearing organization shall promptly notify the Exchange in writing and shall thereafter file with the Exchange such reports and financial statements as may be required by the Exchange.

[Adopted: December 3, 2012]

Rule 1602. Power of President to Impose Restrictions

Whenever it shall appear to the President of the Exchange that a Member obligated to give notice to the Exchange under Rule 1601 is unable within a reasonable period to reduce the ratio of its aggregate indebtedness to net capital, or to increase its net capital, to a point where it is no longer subject to such notification obligations, or that such Member is engaging in any activity which casts doubt upon its continued compliance with the net capital requirements, the President may impose such conditions and restrictions upon the operations, business and expansion of such Member and may require the submission of, and adherence to, such plan or program for the correction of such situation as he determines to be necessary or appropriate for the protection of investors, other Members and the Exchange.

[Adopted: December 3, 2012]

Rule 1603. Joint Back Office Arrangements

An arrangement may be established between two or more registered broker-dealers pursuant to Regulation T Section 220.7 to form a joint back office ("JBO") arrangement for carrying and clearing or carry accounts of participating broker dealers. Members must provide written notification to their Designated Examining Authority prior to establishing a JBO arrangement.

(a) A carrying and clearing, or carry member must:

(1) maintain a minimum tentative net capital of $25 million as computed pursuant to Rule 15c3-1 of the Exchange Act, except that a Member whose primary business consists of the clearance of options market maker accounts, may carry JBO accounts provided that it maintains a minimum net capital of $7 million as computed pursuant to Rule 15c3-1 of the Exchange Act. In addition, the Member must include in its ratio of gross options market maker deductions to net capital required by the provisions of Rule 15c3-1 of the Exchange Act, gross deductions for JBO participant accounts. Clearance of option market maker accounts shall be deemed a broker-dealer's primary business if a minimum of 60% of the aggregate deductions in the above ratio are options market maker deductions. In the event that a carrying and clearing, or carrying member's tentative net capital, or net capital, respectively, has fallen below the above requirements, the Member shall (i) promptly notify the Exchange in writing of such deficiency and (ii) take appropriate action to resolve such deficiency within three consecutive business days, or not permit any new transactions to be entered into pursuant to the JBO agreement.

(2) maintain a written risk analysis methodology for assessing the amount of credit extended to participating broker-dealers which shall be made available to the Exchange upon request.

(3) deduct from net capital haircut requirements pursuant to Rule 15c3-1 of the Exchange Act in excess of the equity maintained in the accounts of the participating broker-dealers.

(b) A participating broker-dealer must:

(1) be a registered broker-dealer subject to the SEC's net capital rule.

(2) maintain an ownership interest in the carrying/Clearing Member pursuant to Regulation T of the Federal Reserve Board Section 220.7.

(3) maintain a minimum liquidating equity of $1 million in the JBO arrangement exclusive of the ownership interest established in subparagraph (b)(2) above. When the minimum liquidating equity decreases below the $1 million requirement, the participant must deposit an amount sufficient to eliminate this deficiency within five (5) business days or be subject to the margin account requirements prescribed for customers in Regulation T, and the margin requirements pursuant to Rule 1502.

[Adopted: December 3, 2012]

Exhibit C

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540
2. *Form of organization*: Corporation.
3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Securities Exchange, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc.

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of Miami International Securities Exchange, LLC, MIAX PEARL, LLC, Miami International Technologies, LLC, MIAX Global, LLC, and Miami International Futures Exchange, LLC. Miami International Holdings, Inc. will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Amended and Restated By-Laws dated June 27, 2015 are attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Holdings, Inc.

The following persons are the officers of Miami International Holdings, Inc.:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Senior Vice President – Strategic Planning and Operations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and Systems Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President – Associate General Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations and Listings

Name	Title
Tia Toms	Vice President – Administration
Richard Rudolph	Vice President and Senior Counsel
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

The following persons are the directors of Miami International Holdings, Inc.:

Name
Thomas P. Gallagher (Chairman)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Sayer B. Al-Sayer
Michael P. Ameen
Albert M. Barro, Jr.
Barry J. Belmont
Ricardo Blach
Christopher Brady
Dr. John P. Davis
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Jack G. Mondel
William J. O'Brien III
Col. Clinton Pagano
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer, Jr.
Cynthia Schwarzkopf
Paul V. Stahlin
Byrum W. Teekell
Timur Tillyaev
Christopher L. Whittington

Name
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Audit Committee of Miami International Holdings, Inc.

The following persons are members of the Audit Committee of Miami International Holdings, Inc.:

Name
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy

Compensation Committee of Miami International Holdings, Inc.

The following persons are members of the Compensation Committee of Miami International Holdings, Inc.:

Name
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
Byrum W. Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which

is the applicant's 100% owner. MIAX Technologies is the surviving company in a merger with ITX Technologies, LLC, a New Jersey limited liability company which ceased to exist upon the merger with MIAX Technologies on June 29, 2010.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

The following persons are the officers of Miami International Technologies, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and Systems Operations
Randy Foster	Senior Vice President – Business Systems Development
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President and Associate General Counsel
Harish Jayabalan	Vice President – Technical Support and Product Specialist
Tia Toms	Vice President – Administration
Kelly Fitzgerald	Assistant Vice President – Controller

Directors of Miami International Technologies, LLC

The following persons are the directors of Miami International Technologies, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAMI INTERNATIONAL FUTURES EXCHANGE, LLC

1. *Name*: Miami International Futures Exchange, LLC
   Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: Miami International Futures Exchange, LLC ("MIAX Futures") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Futures is not yet active. Miami International Holdings, Inc. may develop MIAX Futures as a futures exchange under the regulation of the CFTC. If MIAX Futures becomes operational, it will perform functions performed by a futures exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Amended and Restated Certificate of Formation dated June 17, 2011 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The First Amended and Restated Limited Liability Company Agreement dated May 20, 2011 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   Officers of Miami International Futures Exchange, LLC

   The following persons are the officers of Miami International Futures Exchange, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Directors of Miami International Futures Exchange, LLC

The following persons are the directors of Miami International Futures Exchange, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside of North America, initially focusing on Europe and Latin America.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Certificate of Formation dated June 30, 2015 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Limited Liability Company Agreement dated June 30, 2015 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Global, LLC</u>

The following persons are the officers of MIAX Global, LLC:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Paul Warner	Executive Vice President and Chief Financial Officer
Jeromee Johnson	Executive Vice President – Head of International Market Development

<u>Directors of MIAX Global, LLC</u>

The following persons are the directors of MIAX Global, LLC:

Name
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is not yet active. MIAX PEARL intends to register as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL intends to operate a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: **The Certificate of Formation dated February 11, 2016 is attached.**

8. *A copy of existing by-laws or corresponding rules or instruments*: **The Limited Liability Company Agreement dated March 7, 2016 is attached.**

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX PEARL, LLC

The following persons are the officers of MIAX PEARL, LLC:

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Operations
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and Systems Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products
Joseph S. Bracco	Senior Vice President – Head of Sales
Richard Rudolph	Vice President and Senior Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations and Listings

Name	Title
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Tia Toms	Vice President – Administration
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

<u>Directors of MIAX PEARL, LLC</u>

The following persons are the directors of MIAX PEARL, LLC:

Name
Thomas P. Gallagher
John Beckelman
Lindsay L. Burbage
Leslie Florio
Lawrence E. Jaffe
John E. McCormac
Robert D. Prunetti

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

A

7

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MIAMI INTERNATIONAL HOLDINGS, INC.

MIAMI INTERNATIONAL HOLDINGS, INC., a corporation organized and existing under the laws of the State of Delaware (the "Corporation"), in accordance with the provisions of Section 245 of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on November 14, 2007.

2. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 22, 2008.

3. An Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 15, 2008.

4. A Certificate of Designation for the Series B Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on May 30, 2008.

5. A Certificate of Designation for the Series A Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on June 4, 2008.

6. A Certificate of Increase of Shares Designated as Series B Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on November 1, 2010.

7. A Certificate of Elimination for the Series A Preferred Stock of the Corporation was filed with the Secretary of State of the State of Delaware on November 1, 2010.

8. A Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on November 9, 2010.

9. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on August 31, 2012.

10. This Amended and Restated Certificate of Incorporation of the Corporation amends and restates the Restated Certificate of Incorporation of the Corporation as set forth in Exhibit A attached hereto. This Amended and Restated Certificate of Incorporation of the Corporation was duly adopted in accordance with Section 242 and 245 of the General Corporation Law of the State of Delaware.

11. The text of this Amended and Restated Certificate of Incorporation of the Corporation is set forth in Exhibit A attached hereto and made a part hereof.

IN WITNESS WHEREOF, Miami International Holdings, Inc. has caused this Amended and Restated Certificate of Incorporation to be executed by its duly authorized officer on this 15th day of October, 2015.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: 

Barbara J. Comly

EVP, General Counsel and Corporate Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:00 AM 10/16/2015
FILED 10:00 AM 10/16/2015
SR 20150535314 - File Number 4457259

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MIAMI INTERNATIONAL HOLDINGS, INC.

FIRST: The name of the Corporation is Miami International Holdings, Inc. (hereinafter the "Corporation").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (the "GCL").

FOURTH: A. The total number of shares of stock which the Corporation shall have authority to issue is 625,000,000 shares which are to be divided as follows:

(i) 400,000,000 shares of voting common stock, par value $.001 per share designated as "Common Stock";

(ii) 200,000,000 shares of nonvoting common stock, par value $.001 per share designated as "Nonvoting Common Stock"; and

(iii) 25,000,000 shares of preferred stock, par value $.001 per share designated as "Preferred Stock".

Except as set forth in this Article Fourth, the Common Stock and the Nonvoting Common Stock (together herein, the "Common Shares") shall have the same rights and privileges and shall rank equally, share ratably and be identical in all respects as to all corporate matters.

(a) **Voting**. Except as may be provided in this Amended and Restated Certificate of Incorporation or as required by law, the Common Stock shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Common Stock being entitled to one vote for each share of Common Stock held of record by such holder on such matters. The Nonvoting Common Stock shall have no voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the GCL or any similar provision hereafter enacted; provided, that an amendment of this Amended and Restated Certificate of Incorporation to increase or decrease the number of authorized shares of Nonvoting Common Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board of Directors of the Corporation and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the GCL or any similar provision hereafter enacted, with such outstanding shares of Common Stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of Nonvoting Common Stock, voting separately as a class, shall be required therefor.

(b) **Dividends**. Subject to the rights of the holders of any series of Preferred Stock, holders of Common Stock and holders of Nonvoting Common Stock shall be entitled to receive such dividends and distributions (whether payable in cash or otherwise) as may be declared on the Common Shares by the Board of Directors of the Corporation from time to time out of assets or funds of the Corporation legally available therefore; provided, that the Board of Directors of the Corporation shall declare no dividend, and no dividend shall be paid, with respect to any outstanding share of Common Stock or Nonvoting Common Stock, whether in cash or otherwise (including any dividend in shares of Common Stock on or with respect to shares of Common Stock or any dividend in shares of Nonvoting Common Stock on or with respect to shares of Nonvoting Common Stock (collectively, "Stock Dividends")), unless, simultaneously, the same dividend is declared or paid with respect to each share of Common Stock and Nonvoting Common Stock. The declaration of Stock Dividends shall be subject to the provisions set forth in Article Ninth below and if the Corporation declares any Stock Dividends and such declaration would violate the provisions of Article Ninth with respect to any stockholder, then the Corporation shall only issue to such stockholder a certificate or certificates for the maximum amount of Stock Dividends that may be issued that would not violate the provisions of Article Ninth. The Corporation shall issue any Stock Dividends in full to any stockholder where such declaration would not violate the provisions of Article Ninth. If a Stock Dividend is declared or paid with respect to one class, then a Stock Dividend shall likewise be declared or paid with respect to the other class and shall consist of shares of such other class in a number that bears the same relationship to the total number of shares of such other class, issued and outstanding immediately prior to the payment of such dividend, as the number of shares comprising the Stock Dividend with respect to the first-referenced class bears to the total number of shares of such first-referenced class, issued and outstanding immediately prior to the payment of such dividend. Stock Dividends with respect to Common Stock may be paid only with shares of Common Stock. Stock Dividends with respect to Nonvoting Common Stock may be paid only with shares of Nonvoting Common Stock. Notwithstanding the foregoing, in the case of any dividend in the form of capital stock of a subsidiary of the Corporation, the capital stock of the subsidiary distributed to holders of Common Stock shall be identical to the capital stock of the subsidiary distributed to holders of Nonvoting Common Stock, except that the capital stock distributed to holders of Common Stock may have full or any other voting rights and the capital stock distributed to holders of Nonvoting Common Stock shall be non-voting to the same extent as the Nonvoting Common Stock is non-voting.

(c) **Subdivisions, Combinations and Mergers**. If the Corporation shall in any manner split, subdivide or combine the outstanding shares of Common Stock or the outstanding shares of Nonvoting Common Stock, the outstanding shares of the other such class of the Common Shares shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share. In the event of any merger, statutory share exchange, consolidation or similar form of corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), the holders of Common Stock and the holders of Nonvoting Common Stock shall be entitled to receive the same per share consideration, if any, except that any securities received by holders of Common Stock in consideration of such stock may have full or any other voting rights and any securities received by holders of Nonvoting Common Stock in consideration of such stock shall be non-voting to the same extent as the Nonvoting Common Stock is non-voting.

(d) **Rights on Liquidation**. Subject to the rights of the holders of any series of Preferred Stock, in the event of any liquidation, dissolution or winding-up of the Corporation (whether voluntary or involuntary), the assets of the Corporation available for distribution to stockholders shall be distributed in equal amounts per share to the holders of Common Stock and the holders of Nonvoting Common Stock, as if such classes constituted a single class. For purposes of this subsection (d), a merger, statutory share exchange, consolidation or similar corporate transaction involving the Corporation (whether or not the Corporation is the surviving entity), or the sale, transfer or lease by the Corporation of all or substantially all its assets, shall not constitute or be deemed a liquidation, dissolution or winding-up of the Corporation.

(e) **Conversion of Nonvoting Common Stock**.

(i) **Optional Conversion.** Subject to the provisions set forth in Article Ninth below, each one share of the Nonvoting Common Stock will be convertible at the option of the holder thereof into one fully paid and non-assessable share of Common Stock, subject to adjustment as provided in this Article Fourth. If any stockholder purports to convert any shares of Nonvoting Common Stock that would violate the provisions of Article Ninth, then the Corporation shall only issue to such stockholder a certificate or certificates for the maximum number of shares of Common Stock that may be issued that would not violate the provisions of Article Ninth.

(ii) **Mechanics of Optional Conversion**. The holder of any certificate for Nonvoting Common Stock shall be entitled to request conversion of all or part of its Nonvoting Common Stock at any time by delivering a written notice to the attention of the Secretary or Treasurer of the Corporation at the Corporation's principal place of business of its desire to convert its Nonvoting Common Stock and receive a replacement certificate or certificates therefor, specifying the number of shares of Nonvoting Common Stock to be so converted and the holder's calculation of the Nonvoting Conversion Rate. In the event of any disagreement between the Corporation and the holder as to the correct Nonvoting Conversion Rate, the Nonvoting Conversion Rate will be finally determined by an investment banking or brokerage firm with no material prior or current relationship with the Corporation or any of its subsidiaries selected by the Board in good faith, the fees and expenses of which will be paid by the Corporation. The Corporation will, promptly upon receipt of all certificates representing Nonvoting Common Stock of such holder that are to be converted, issue a certificate or certificates registering the appropriate number of shares of Common Stock to such holder. Upon optional conversion as set forth in Subsection (e)(i), the shares of Nonvoting Common Stock so converted shall be eliminated, and thereafter such shares of Nonvoting Common Stock shall become and be known as shares of "Common Stock" without further action on the part of the holder thereof. "Nonvoting Conversion Rate" means the number of shares of Common Stock into which each share of Nonvoting Common Stock may be converted.

(iii) **Reservation of Stock Issuable Upon Conversion**. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of

Common Stock solely for the purpose of effecting the conversion of the shares of the Nonvoting Common Stock, such number of its shares of Common Stock as will from time to time be sufficient to effect the conversion of all then-outstanding shares of the Nonvoting Common Stock; and if at any time the number of authorized but unissued shares of Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of the Nonvoting Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purpose.

B. The Board of Directors of the Corporation is authorized, subject to limitations prescribed by law and the provisions of this Article Fourth, to provide for the issuance from time to time in one or more series of any number of the shares of Preferred Stock, and, by filing a certificate pursuant to the GCL, to establish the number of shares to be included in each such series, and to fix the designation, relative rights, preferences, qualifications and limitations of the shares of each such series.

The authority of the Board of Directors with respect to each such series shall include, but not be limited to, determination of the following:

(a) The number of shares constituting that series and distinctive designation of that series;

(b) The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and whether they shall be payable in preference to, or in another relation to, the dividends payable on any other class or classes or series of stock;

(c) Whether that series shall have voting rights, in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

(d) Whether that series shall have conversion privileges, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

(e) Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the manner of selecting shares for redemption if less than all shares are to be redeemed, the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;

(f) Whether that series shall be entitled to the benefit of a sinking fund to be applied to the purchase or redemption of shares of that series, and, if so, the terms and amounts of such sinking fund;

(g) The rights of the shares of that series in the event of a voluntary or involuntary liquidation, dissolution or winding up of the Corporation and whether such rights shall be in preference to, or in another relation to, the comparable rights of any other class or classes or series of stock; and

(h) Any other relative rights, preferences and limitations of that series.

Dividends on outstanding shares of Preferred Stock shall be paid or declared and set apart for payment before any dividends shall be paid or declared and set apart for payment on the shares of Common Stock or Nonvoting Common Stock with respect to the same dividend period.

If upon any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets available for distribution to holders of shares of Preferred Stock of all series shall be insufficient to pay such holders the full preferential amount to which they are entitled, then such assets shall be distributed ratably among the shares of all series of Preferred Stock in accordance with the respective preferential amounts (including unpaid cumulative dividends, if any) payable with respect thereto.

C. The first series of Preferred Stock designated as "Series A Preferred Stock" was eliminated by the filing of a Certificate of Elimination with respect to the Series A Preferred Stock with the Secretary of State of the State of Delaware on November 1, 2010.

D. The second series of Preferred Stock was designated as "Series B Preferred Stock" by the filing of a Certificate of Designation with respect to the Series B Preferred Stock with the Secretary of State of the State of Delaware on May 30, 2008. The number of shares designated was increased by the filing of a Certificate of Increase with respect to the Series B Preferred Stock with the Secretary of State of the State of Delaware on November 1, 2010. The designation, number of shares designated and the powers, preferences and relative participating, optional and other special rights and the qualifications, limitations and restrictions thereof are as follows:

SERIES B PREFERRED STOCK

1. **Certain Defined Terms, etc.** In addition to the terms defined elsewhere herein, certain capitalized terms used in this Article Fourth Section D have the meanings given to them in Article Fourth, Section D, Section 10. References in this Article Fourth Section D to Sections are, unless otherwise stated, references to Sections herein.

2. **Designation**. Of the 25,000,000 shares of Preferred Stock, par value $.001 per share, that the Corporation is authorized to issue, there are hereby designated Ten Million (10,000,000) as "Series B Preferred Stock" having the powers, preferences and relative participating, optional and other special rights and the qualifications, limitations and restrictions set forth in this Article Fourth Section D (the "Series B Preferred").

3. **Dividends and Distributions**. The Series B Preferred shall be entitled to receive dividends and distributions, at the same time and in the same manner as the Common Stock, and in an amount per share equal to the amount per share that the shares of Common Stock into which such Series B Preferred are convertible would have been

entitled to receive if such Series B Preferred had been so converted into Common Stock as of the record date established for determining holders entitled to dividends, or if no such record date is established, as of the time of declaration of any such dividend or distribution.

4. **Voting Rights**. (a) The Series B Preferred will have the right to vote or consent in writing as set forth in this Section 4.

(b) As long as any shares of Series B Preferred are outstanding, the affirmative vote or consent of the holders of two-thirds of the then-outstanding shares of Series B Preferred, voting as a separate class, will be required in order for the Corporation to:

(i) amend, alter or repeal, whether by merger, consolidation or otherwise, the terms of this Article Fourth Section D or any other provision of the Charter or Bylaws of the Corporation (the "Bylaws"), in any way that adversely affects any of the powers, designations, preferences and relative, participating, optional and other special rights of the Series B Preferred, and the qualifications, limitations or restrictions thereof;

(ii) subdivide or otherwise change shares of Series B Preferred into a different number of shares whether in a merger, consolidation, combination, recapitalization, reorganization or otherwise (whether or not any provision of Section 6 is applicable to such transaction); or

(iii) issue any shares of Series B Preferred other than in accordance with this Article Fourth Section D.

(c) The Series B Preferred shall have no right to vote or consent on any matters submitted to a vote of the Common Stock, except as otherwise provided by the GCL.

(d) Notwithstanding any other provision of the Charter or Bylaws, the holders of a majority, or greater number if so required by the Charter or the GCL, of the then-outstanding Series B Preferred may consent in writing to any matter for which a class vote is contemplated, which written consent when so executed by the holders of a majority, or such greater number required, of the then-outstanding Series B Preferred will be deemed, subject to applicable Delaware law, to satisfy the applicable voting requirements.

5. **Reacquired Shares**. Any shares of Series B Preferred that are converted, purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. None of such shares of Series B Preferred shall be reissued by the Corporation.

6. **Liquidation, Dissolution or Winding Up**. Upon any liquidation, dissolution or winding up of the Corporation, the holders of shares of Series B Preferred shall be entitled to receive the same distribution paid to the holders of Common Stock, on

an as-converted basis. Neither a consolidation or merger of the Corporation with another corporation or other legal entity, nor a sale or transfer of all or part of the Corporation's assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of the Corporation for purposes of this Section 6.

7. **Conversion**. (a) **Optional Conversion**. Subject to the provisions set forth in Article Ninth, each one share of the Series B Preferred will be convertible at the option of the holder thereof into one fully paid and non-assessable share of Common Stock, subject to adjustment as described below, upon a Fundamental Transaction. If any stockholder purports to convert any shares of Series B Preferred that would violate the provisions of Article Ninth, then the Corporation shall only issue to such stockholder a certificate or certificates for the maximum number of shares of Common Stock that may be issued that would not violate the provisions of Article Ninth. A "Fundamental Transaction" shall mean a Public Company Event, a merger or consolidation of the Corporation with or into another corporation or other legal entity, or the sale of all or substantially all of the Corporation's properties and assets to any other Person which is effected so that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock. For purposes of this Article Fourth Section D, "A Public Company Event" means an initial firm commitment underwritten offering to the public of the Company's Common Stock pursuant to a registration statement under the Securities Act of 1933, as amended or the registration of the Company's Common Stock under the Securities Exchange Act of 1934, as amended (the "Act").

(b) **Mechanics of Optional Conversion**. The holder of any certificate for Series B Preferred shall be entitled to request conversion of all or part of its Series B Preferred at any time as provided in Section 7(a), by delivering a written notice to the attention of the Secretary or Treasurer of the Corporation at the Corporation's principal place of business of its desire to convert its Series B Preferred and receive a replacement certificate or certificates therefor, specifying the number of shares of Series B Preferred to be so converted and the holder's calculation of the Conversion Rate. In the event of any disagreement between the Corporation and the holder as to the correct Conversion Rate, the Conversion Rate will be finally determined by an investment banking or brokerage firm with no material prior or current relationship with the Corporation or any of its subsidiaries selected by the Board in good faith, the fees and expenses of which will be paid by the Corporation. The Corporation will, promptly upon receipt of all certificates representing Series B Preferred of such holder that are to be converted, issue a certificate or certificates registering the appropriate number of shares of Common Stock to such holder. Upon optional conversion as set forth in Section 7 (a), the shares of Series B Preferred so converted shall be eliminated, and thereafter such shares of Series B Preferred shall become and be known as shares of "Common Stock" without further action on the part of the holder thereof.

(c) **Adjustment for Subdivisions or Combinations of Common Stock**. In the event that the Corporation at any time or from time to time after the issuance of the Series B Preferred effects a subdivision, dividend payable in shares of capital stock, combination or other similar transaction of its outstanding Common Stock into a greater or lesser number of shares, then and in each such event the Conversion Rate will be increased or decreased proportionately.

(d) **Reorganization, Merger, Consolidation or Sale of Assets**. If at any time or from time to time there shall be a capital reorganization of the Common Stock (other than a subdivision, combination, or dividend payable in shares provided for elsewhere in this Section 7) or a merger or consolidation of the Corporation with or into another corporation or other legal entity, or the sale of all or substantially all of the Corporation's properties and assets to any other Person which is effected so that holders of Common Stock are entitled to receive (either directly or upon subsequent liquidation) stock, securities or assets with respect to or in exchange for Common Stock, then as a part of such capital reorganization, merger, consolidation or sale, proper provision will be made so that each holder of Series B Preferred will thereafter be entitled to receive upon conversion of the Series B Preferred the same number of shares of stock, securities or assets of the Corporation, or of the successor corporation or other legal entity resulting from such merger or consolidation or sale, which such holder would have been entitled to receive on such capital reorganization, merger, consolidation or sale if such holder's Series B Preferred had been converted into Common Stock immediately prior to the record date established for determining holders entitled to such distribution, or if no such record date is established, as of the time of such transaction. In any such case, appropriate adjustment will be made in the application of the provisions of this Section 7(d) with respect to the rights of the holders of the Series B Preferred after the reorganization, merger, consolidation or sale to the end that the provisions of this Section 7(d) (including adjustment of the Conversion Rate then in effect) will be applicable after that event as nearly equivalent as may be practicable. This provision will apply to successive capital reorganizations, mergers, consolidations or sales.

(e) **No Adjustment**. No adjustment to the Conversion Rate will be made if such adjustment would result in a change in the Conversion Rate of less than 0.001%. Any adjustment of less than 0.001% which is not made will be carried forward and will be made at the time of and together with any subsequent adjustment which, on a cumulative basis, amounts to an adjustment of 0.001% or more in the Conversion Rate.

(f) **Certificate as to Adjustments**. Upon the occurrence of each adjustment or readjustment of the Conversion Rate pursuant to this Section 7, the Corporation at its expense will promptly compute such adjustment or readjustment in accordance with the terms hereof and cause independent public accountants selected by the Corporation to verify such computation and prepare and furnish to each holder of Series B Preferred a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation will, upon the written request at any time of any holder of Series B Preferred, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Rate at that time in effect, and (iii) the amount, if any, of other property which at that time would be received upon the conversion of Series B Preferred.

(g) **Reservation of Stock Issuable Upon Conversion**. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series B Preferred, such number of its shares of Common Stock as will from time to time be sufficient to effect the conversion of all then-outstanding shares of the Series B Preferred; and if at any time the number of authorized but unissued shares of Common Stock will not be sufficient to effect the conversion of all then-outstanding shares of the Series B Preferred, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as will be sufficient for such purpose.

8. **Rank**. The Series B Preferred will rank on a parity with the Common Stock as to any distributions or upon liquidation, dissolution or winding up.

9. **Notice to Holders**. Any notice given by the Corporation to holders of record of Series B Preferred will be effective if addressed to such holders at their last addresses as shown on the stock books of the Corporation and deposited in the U.S. mail, sent first-class, and will be conclusively presumed to have been duly given, whether or not the holder of the Series B Preferred receives such notice.

10. **Certain Defined Terms**. In addition to the terms defined elsewhere in this Article Fourth Section D, the following terms will have the following meanings when used herein with initial capital letters:

"Conversion Rate" means the number of shares of Common Stock into which each share of Series B Preferred may be converted; and

"Person" means any individual, firm, corporation or other entity and includes any successor (whether by merger or otherwise) of such entity.

FIFTH: The Corporation is to have perpetual existence.

SIXTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

(b) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the By-Laws of the Corporation.

(c) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the By-Laws of the Corporation. Election of directors need not be by written ballot unless the By-Laws so provide.

(d) No director shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability

(i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the GCL or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article Sixth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.

(e) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the GCL, this Amended and Restated Certificate of Incorporation, and any By-Laws adopted by the stockholders; provided, however, that no By-Laws hereafter adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such By-Laws had not been adopted.

SEVENTH: Meetings of stockholders may be held within or without the State of Delaware, as the By-Laws may provide. The books of the Corporation may be kept (subject to any provision contained in the GCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the By-Laws of the Corporation.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. For so long as this Corporation shall control, directly or indirectly, one or more national securities exchange (each, a "Controlled National Securities Exchange"), including but not limited to Miami International Securities Exchange, LLC, or facility thereof, before any amendment to or repeal of any provision of this Amended and Restated Certificate of Incorporation shall be effective, those changes shall be submitted to the Board of Directors of each Controlled National Securities Exchange and if the same must be filed with or filed with and approved by the United States Securities and Exchange Commission (the "Commission") before the changes may be effective, under Section 19 of the Act and the rules promulgated under that Act by the Commission or otherwise, then the proposed changes to the Amended and Restated Certificate of Incorporation of this Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

NINTH: In addition to any limitations on the transfer of shares of the Corporation's capital stock set forth in the By-Laws of the Corporation, the following shall apply to the fullest extent permitted by law for so long as this Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, except as provided in clause (b)(ii) below:

(a) **Definitions**. As used in this Article Ninth:

(i) The term "Person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government;

(ii) The term “Related Persons” shall mean with respect to any Person: (A) any “affiliate” of such Person (as such term is defined in Rule 12b-2 under the Act); (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Person that is a registered broker or dealer that has been admitted to membership in a Controlled National Securities Exchange (an "Exchange Member"), any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Act); (E) in the case of a Person that is a natural person and Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Corporation or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable; and

(iii) The term "beneficially owned", “own beneficially” or any derivative thereof shall have the meaning set forth in Rule 13d-3 under the Act.

(b) **Limitations**.

(i) For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, except as provided in clauses (ii) (A) and (ii) (B) below:

(A) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than forty percent (40%) of any class of capital stock of the Corporation;

(B) No Exchange Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, shares constituting more than twenty percent (20%) of any class of capital stock of the Corporation; and

(C) No Person, either alone or together with its Related Persons, at any time may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of shares of the capital stock of the Corporation or give any consent or proxy with respect to shares representing more than twenty percent (20%) of the voting power of the then issued and outstanding capital stock of the Corporation, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the shares of capital stock of the Corporation that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of shares of the capital stock of the Corporation which would represent more than twenty percent (20%) of said voting power.

(ii) Subject to clauses (iii) and (iv) below:

(A) The limitations in clause (i)(A) and (i)(C) above shall not apply in the case of any class of stock that does not have the right by its terms to vote in the election of members of the Board of Directors of the Corporation or on other matters that may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of said class of stock); and

(B) The limitations in clauses (i)(A) and (i)(C) (except with respect to Exchange Members and their Related Persons) may be waived by the Board of Directors of the Corporation pursuant to a resolution duly adopted by the Board of Directors, if, in connection with the taking of such action, the Board of Directors adopts a resolution stating that it is the determination of such Board that such action will not impair the ability of the Controlled National

Securities Exchange to carry out its functions and responsibilities as an "exchange" under the Act, and the rules and regulations promulgated thereunder; that it is otherwise in the best interests of the Corporation, its stockholders and the Controlled National Securities Exchange and that it will not impair the ability of the Commission to enforce the Act and the rules and regulations promulgated thereunder, and such resolution shall not be effective until it is filed with and approved by the Commission. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Act and the rules and regulations promulgated thereunder, and the governance of the Controlled National Securities Exchange.

(iii) Notwithstanding clauses (ii)(A) and (ii)(B) above, in any case where a Person, either alone or together with its Related Persons, would own or vote more than any of the above percentage limitations upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, such sale, assignment or transfer shall not become effective until the Board of Directors of the Corporation shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Act).

(iv) Notwithstanding clauses (ii)(A) and (ii)(B) above, and without giving effect to the same, any Person that either alone or together with its Related Persons proposes to own, directly or indirectly, of record or beneficially, shares of the capital stock of the Corporation constituting more than forty percent (40%) of the outstanding shares of any class of capital stock of the Corporation, or to exercise voting rights, or grant any proxies or consents with respect to shares of the capital stock of the Corporation constituting more than twenty percent (20%) of the voting power of the then issued and outstanding shares of capital stock of the Corporation, shall have delivered to the Board of Directors of the Corporation a notice in writing, not less than forty-five (45) days (or any shorter period to which said Board shall expressly consent) before the proposed ownership of such shares, or the proposed exercise of said voting rights or the granting of said proxies or consents, of its intention to do so.

(c) **Required Notices.**

(i) Any Person that, either alone or together with its Related Persons, owns, directly or indirectly (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially five percent (5%) or more of the then outstanding shares of capital stock of the Corporation (excluding shares of any class of stock that does not have the right by its terms to vote generally in the election of members of the Board of Directors of the Corporation) shall, immediately upon acquiring knowledge of its ownership of five percent (5%) or more of the then outstanding shares of such stock, give the Board of Directors written notice of such ownership, which notice shall state: (A) such Person's full legal name; (B) such Person's title or status and the date on which such title or status was acquired; (C) such Person's (and its Related Person's) approximate ownership interest of the Corporation; and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise.

(ii) Each Person required to provide written notice pursuant to subparagraph (c)(i) of this Article Ninth shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board of Directors (A) in the event of an increase or decrease in the ownership percentage so reported of less than one percent (1%) of the then outstanding shares of any class of capital stock (such increase or decrease to be measured cumulatively from the amount shown on the last such notice), unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned less than such percentages) or such Person owning less than twenty percent (20%) or less than forty percent (40%) of the shares of any class of capital stock then outstanding (at a time when such Person previously owned more than such percentages); or (B) in the event the Corporation issues additional shares of capital stock (or securities convertible into capital stock) or takes any other action that dilutes the ownership of such Person, or acquires or redeems shares of outstanding capital stock or takes any other action that increases the ownership of such Person, in each case without any change in the number of shares held by such Person.

(iii) The Board of Directors of the Corporation shall have the right to require any Person reasonably believed to be subject to and in violation of this Article Ninth to provide the Corporation complete information as to all shares of stock of the Corporation owned, directly or indirectly, of record or beneficially, by such Person and its Related Persons and as to any other factual matter relating to the applicability or effect of this Article Ninth as may reasonably be requested of such Person.

(d) **Effect of Purported Transfers and Voting in Violation of this Article.** If any stockholder purports to sell, transfer, assign or pledge to any Person, other than the Corporation, any shares of the Corporation that would violate the provisions of this Article Ninth, then the Corporation shall record on the books of the Corporation the transfer of only that number of shares that would not violate the provisions of this Article Ninth and shall treat the remaining shares as owned by the purported transferor, for all purposes, including without limitation, voting, payment of dividends and distributions with respect to such shares whether upon liquidation or otherwise. If any stockholder purports to vote, or to grant any proxy or enter into any agreement, plan or other arrangement relating to the voting of, shares that would violate the provisions of this Article Ninth, then the Corporation shall not honor such vote, proxy, agreement, plan or other arrangement to the extent that such provisions would be violated, and any shares subject to that arrangement shall not be entitled to be voted to the extent of such violation.

(e) **Right to Redeem Shares Purportedly Transferred or Owned in Violation of this Article.** If any stockholder purports to sell, transfer, assign, pledge or own any shares of the Corporation in violation of the provisions of this Article Ninth, then the Corporation shall have the right to, and shall promptly after confirming such violation and to the extent funds are legally available, redeem the shares sold, transferred, assigned, pledged, or owned in violation of the provisions of this Article Ninth for a price per share equal to the par value of those shares. The number of shares to be redeemed by the Corporation pursuant to the foregoing provision shall be calculated by the Corporation after taking into account that such redeemed shares shall become treasury shares and shall no longer be deemed to be outstanding. Written notice shall be given by the Secretary of the Corporation to the holder or holders of record with respect to the redeemable shares at the address of the holder or holders of record appearing on the books of the Corporation, which notice shall specify a date for redemption of the shares that shall be not less than ten (10) days nor more than thirty (30) days from the date of such notice. Any shares which have been so called for redemption shall not be deemed outstanding shares for the purpose of voting or determining the total number of shares entitled to vote on any matter on and after the date on which written notice of redemption has been given to the holder or holders of those shares if a sum sufficient to redeem such shares shall have been irrevocably deposited or set aside to pay the redemption price to the holder or holders of the shares upon surrender of certificates for those shares. From and after the redemption date (unless the Corporation shall default in providing funds for the payment of the redemption price) the shares of redeemed stock which have been redeemed by the Corporation as aforesaid shall become treasury shares and shall no longer be deemed to be outstanding, and all rights of the holder of such redeemed stock as a stockholder of the Corporation (except the right to receive from the Corporation the redemption price against delivery to the Corporation of evidence of ownership of such shares) shall cease. Written notice shall be given by the Secretary of the Corporation to all holders of record appearing on the books of the Corporation of any redemption by the Corporation (including, without limitation, a redemption pursuant to this clause (e)) (in each case, a "Redemption") not more than ten (10) days after consummation of the Redemption, which notice shall specify the number of shares outstanding after the Redemption of each class of the Corporation's capital stock. In the event that any redemption has resulted in any additional stockholder owning such number of shares of the Corporation that is in violation of the provisions of this Article Ninth, the Corporation shall have the right to and shall promptly after confirming such violation, redeem such shares pursuant to the provisions of this Article Ninth.

TENTH:

(a) **Indemnification**. The Corporation shall provide indemnification for members of its Board of Directors, members of committees of the Board of Directors and of other committees of the Corporation, and its executive officers, and may provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Corporation, in each case to the maximum extent permitted by Delaware law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any person in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the General Corporation Law of Delaware.

(b) **Limitation of Liability**. To the fullest extent not prohibited by the General Corporation Law of the State of Delaware, as it exists on the date this Amended and Restated Certificate of Incorporation is adopted or as such law may later be amended, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to or repeal of this Article shall adversely affect any right or protection of a director of the Corporation that exists at the time of such amendment or repeal with respect to any actions taken, or inactions, prior thereto.

8

AMENDED AND RESTATED
BY-LAWS
OF
MIAMI INTERNATIONAL HOLDINGS, INC.
(hereinafter called the "Corporation")

ARTICLE I
OFFICES

Section 1. Registered Office. The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.

Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors may from time to time determine.

ARTICLE II
MEETINGS OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors.

Section 2. Annual Meetings of Stockholders. The Annual Meetings of Stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the Annual Meeting of Stockholders.

Section 3. Special Meetings of Stockholders. Unless otherwise required by law or by the certificate of incorporation of the Corporation, as amended and restated from time to time (the "Certificate of Incorporation"), Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Board of Directors, (ii) the Chairman, (iii) the Chief Executive Officer, (iv) the President, or (iv) stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting. At a Special Meeting of Stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).

Section 4. Notice. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a Special Meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, the written notice of any meeting shall be given not less than ten (10) days nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting.

Section 5. Adjournments. Any meeting of the stockholders may be adjourned from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 6. Quorum. Unless otherwise required by law or the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 5, until a quorum shall be present or represented.

Section 7. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders, shall be decided by the vote of the holders of a majority of the total number of votes of the capital stock represented and entitled to vote thereat, voting as a single class. Unless otherwise provided in the Certificate of Incorporation, and subject to Section 5 of Article VIII hereof, each stockholder represented at a meeting of stockholders shall be entitled to cast one (1) vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after three (3) years from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer's discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 8. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered in the manner required by this Section 8 to the Corporation, written consents signed by a sufficient number of holders to take action are delivered to the Corporation by delivery to its registered office in the state of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided above in this Section 8.

Section 9. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

Section 10. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 9 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 11. Conduct of Meetings. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of the stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting, (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting, (iii) rules and procedures for maintaining order at the meeting and the safety of those present, (iv) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine, (v) restrictions on entry to the meeting after the time fixed for the commencement thereof and (vi) limitations on the time allotted to questions or comments by participants.

ARTICLE III
DIRECTORS

Section 1. Number, Term and Election of Directors.

(a) The Board of Directors shall consist of not less than three (3) nor more than thirty-one (31) members including the Chief Executive Officer of the Corporation, the exact number of which shall initially be three (3) and, thereafter, as determined from time to time by the Board of Directors. Except as provided in Section 2 of this Article III, directors shall be elected by a plurality of the votes cast at the Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director's successor is duly elected and qualified, or until such director's earlier death, resignation or removal. Any director may resign at any time upon written notice to the Corporation. Directors need not be stockholders. No person that is subject to any statutory disqualification as defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended (the "Act") may be a director of the Corporation.

(b) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

Section 2. Vacancies. Unless otherwise required by law or the Certificate of Incorporation, vacancies arising through death, resignation, removal, an increase in the number of directors or otherwise may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified, or until their earlier death, resignation or removal.

Section 3. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders.

Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall be appointed by the Board of Directors, and, except where by law the signature of the Chief Executive Officer or the President is required, the Chairman of the Board of Directors shall possess the same power as the Chief Executive Officer or the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the Chief Executive Officer or the President if there is no Chief Executive Officer, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the Chief Executive Officer or the President, respectively. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as may be assigned, from time to time, by these By-Laws or by the Board of Directors.

Section 5. Meetings. The Board of Directors may hold meetings, both regular and special, either within or without the State of Delaware. The annual meeting of the Board of Directors shall be held immediately before or after the Annual Meeting of Stockholders and at the place where such meeting is held. No notice of an annual meeting of the Board of Directors shall be necessary and such meeting shall be held for the purpose of electing officers and transaction such other business as may lawfully come before it. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, the Chief Executive Officer, the President, or by any director. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone or electronic mail on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.

Section 6. Quorum and Voting. Except as otherwise required by law or the Certificate of Incorporation or as otherwise specified in these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.

Section 7. Actions by Written Consent. Unless otherwise provided in the Certificate of Incorporation, or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or committee.

Section 8. Meetings by Means of Conference Telephone. Unless otherwise provided in the Certificate of Incorporation, members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 8 shall constitute presence in person at such meeting.

Section 9. Committees.

(a) The committees of the Board of Directors shall consist of an Audit Committee and such other standing or special committees as the Board of Directors may designate, by resolution approved by a majority of the entire Board of Directors. Each committee shall consist of one or more of the directors of the Corporation appointed by the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each committee shall keep regular minutes and report to the Board of Directors when required.

(b) The Audit Committee shall consist of at least three directors. The exact number of Audit Committee members shall be determined from time to time by the Board of Directors. A majority of the members of the Audit Committee shall be Independent Directors. The Audit Committee shall select, evaluate and, where appropriate, replace the Corporation's independent auditors (or nominate the independent auditors to be proposed for ratification by the stockholders of the Corporation). The Audit Committee shall have such other duties and may exercise such authority as may be prescribed by resolution of the Board of Directors and the Audit Committee Charter as adopted by resolution of the Board of Directors. "Independent Director" means a director who has no material relationship with the Corporation or any subsidiary or affiliate of the Corporation, or any Exchange Member or any affiliate of any such Exchange Member; provided, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such director is a director of the Corporation or any subsidiary of the Corporation. "Exchange Member" means any registered broker or dealer that has been admitted to membership in any national securities exchange operated by the Corporation or any subsidiary or affiliate of the Corporation.

Section 10. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 11. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because the director or officer's vote is counted for such purpose if (i) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

ARTICLE IV
OFFICERS

Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a Chief Executive Officer, a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, also may choose one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law or the Certificate of Incorporation. The officers of the Corporation need not be stockholders of the Corporation nor need such officers be directors of the Corporation. No person that is subject to any statutory disqualification (as defined in Section 3(a) (39) of the Act) may be an officer of the Corporation.

Section 2. Election. The Board of Directors, at its first meeting held after each Annual Meeting of Stockholders (or action by written consent of stockholders in lieu of the Annual Meeting of Stockholders), shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier death, resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

Section 3. Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 4. President. The President shall, in the absence of the Chairman, the Vice Chairman (if any) and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 5. Vice Presidents. The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6. Secretary. The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 7. Treasurer. The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 8. Assistant Secretaries. In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 9. Assistant Treasurers. In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

Section 10. **Other Officers.** Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

ARTICLE V
BOARD OF ADVISORS

Section 1. **Membership.** The Board of Directors may appoint any person or persons to act in an advisory capacity to the Corporation. Such a group shall be known as the Board of Advisors and shall operate under an Advisory Board Charter approved by the Corporation's Board of Directors.

Section 2. **Powers.** The Board of Advisors shall be an advisory-only body to the Corporation. They shall have no power to bind the Corporation to any particular position or course of action.

ARTICLE VI
VOTING SECURITIES OWNED BY THE CORPORATION

Section 1. **General Power to Vote.** Unless otherwise instructed by the Board of Directors, and subject to Section 2 below, the Chairman or the Chief Executive Officer of the Corporation shall have the power and authority on behalf of the Corporation to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity (including, but not limited to, Miami International Securities Exchange, LLC, Miami International Futures Exchange, LLC and Miami International Technologies, LLC) in which the Corporation may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Corporation in connection with the exercise by the Corporation of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board of Directors may from time to time confer like powers upon any other person or persons.

Section 2. **Meeting of LLC Members or Stockholders of a Controlled National Securities Exchange.** At any meeting of stockholders or meeting of the holders of LLC interests of any national securities exchange which this Corporation shall control, directly or indirectly (each, a "Controlled National Securities Exchange"), including but not limited to Miami International Securities Exchange, LLC (the "Equityholders"), held for the purpose of electing directors and members of the Member Nominating Committee of such Controlled National Securities Exchange (as set forth in the By-Laws of such Controlled National Securities Exchange, the "Member Nominating Committee"), or in the event written consents are solicited or otherwise sought from the Equityholders of such Controlled National Securities Exchange with respect thereto, the Corporation shall cause all outstanding shares of such Controlled National Securities Exchange owned by the Corporation and entitled to vote at such election to be voted in favor of only those Controlled National Securities Exchange member representative directors and nominees for the Member Nominating Committee nominated in accordance with the By-Laws of such Controlled National Securities Exchange and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors and members of the Member Nominating Committee.

ARTICLE VII
SRO FUNCTION OF A CONTROLLED NATIONAL SECURITIES EXCHANGE

Section 1. Non-Interference. For so long as the Corporation shall control any Controlled National Securities Exchange, the directors, officers, employees and agents of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of each Controlled National Securities Exchange and to its obligations to investors and the general public and shall not take any actions which would interfere with the effectuation of any decisions by the Board of Directors of each Controlled National Securities Exchange relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of each Controlled National Securities Exchange to carry out its responsibilities under the Act. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 1.

Section 2. Confidentiality. All books and records of each Controlled National Securities Exchange reflecting confidential information pertaining to the self-regulatory function of such Controlled National Securities Exchange (including but not limited to disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Corporation, and the information contained in those books and records, shall be retained in confidence by the Corporation and the members of the board of directors, officers, employees and agents of the Corporation and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing in these By-Laws shall be interpreted so as to limit or impede the rights of the Securities and Exchange Commission (the "Commission") or each Controlled National Securities Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or each Controlled National Securities Exchange.

Section 3. Books and Records. All books and records of the Corporation shall be maintained at a location within the United States. To the extent they are related to the activities of a Controlled National Securities Exchange, the books, records, premises, officers, directors, agents, and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors, agents and employees of each Controlled National Securities Exchange for the purposes of, and subject to oversight pursuant to, the Act. For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, the Corporation's books and records shall be subject at all times to inspection and copying by the Commission and each Controlled National Securities Exchange, provided that such books and records are related to the operation or administration of such Controlled National Securities Exchange.

Section 4. Cooperation with the Securities and Exchange Commission. The Corporation shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall cooperate with the Commission and each Controlled National Securities Exchange pursuant to and to the extent of their respective regulatory authority. The officers, directors, employees and agents of the Corporation, by virtue of their acceptance of such position, shall comply with the federal securities laws and the rules and regulations promulgated thereunder and shall be deemed to agree to cooperate with the Commission and each Controlled National Securities Exchange in respect of the Commission's oversight responsibilities regarding each Controlled National Securities Exchange and the self-regulatory functions and responsibilities of each Controlled National Securities Exchange, and the Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents to so cooperate. No present or past stockholder, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other person or entity shall have any rights against the Corporation or any director, officer, employee or agent of the Corporation under this Section 4.

Section 5. Consent to Jurisdiction. The Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, Commission, and each Controlled National Securities Exchange, for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of each Controlled National Securities Exchange, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, Commission or each Controlled National Securities Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of each Controlled National Securities Exchange.

Section 6. Consent to Application. The Corporation shall take reasonable steps necessary to cause its officers, directors, employees and agents, prior to accepting a position as an officer, director, employee or agent, as applicable, of the Corporation to consent in writing to the applicability to them of this Article VII, as applicable, with respect to their activities related to each Controlled National Securities Exchange.

ARTICLE VIII
STOCK

Section 1. Form of Certificates. Every holder of stock in the Corporation shall be entitled to have a certificate signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by such stockholder in the Corporation.

Section 2. Signatures. Any or all of the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar at the date of issue.

Section 3. Lost Certificates. The Board of Directors may direct a new certificate to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or the owner's legal representative, to advertise the same in such manner as the Board of Directors shall require and/or to give the Corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed or the issuance of such new certificate.

Section 4. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by law and in these By-Laws. Transfers of stock shall be made on the books of the Corporation only by the person named in the certificate or by such person's attorney lawfully constituted in writing and upon the surrender of the certificate therefor, which shall be cancelled before a new certificate shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred.

Section 5. Record Date.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in this State, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolutions taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed by the Board of Directors, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 6. Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.

ARTICLE IX
NOTICES

Section 1. Notices. To the extent permitted by law, any notice required to be given by these By-Laws or otherwise shall be deemed to have been given:

(a) in person upon delivery of the notice in person to the person to whom such notice is addressed;

(b) by mail upon deposit of the notice in the United States mail, enclosed in a postage prepaid envelope;

(c) by messenger or overnight courier service upon provision of the notice to the messenger or courier service, provided that the delivery method does not require payment of the messenger or courier service fee to deliver the notice by the person to whom the notice is addressed;

(d) by facsimile machine upon acknowledgment by the facsimile machine used to transmit the notice of the successful transmission of the notice;

(e) by electronic mail upon electronic transmission of the notice; and

(f) by telephone when received.

Any such notice must be addressed to its intended recipient at the intended recipient's address (including the intended recipient's business or residence address, facsimile number, electronic address, or telephone number, as applicable) as it appears on the books and records of the Corporation, or if no address appears on such books and records, then at such address as shall be otherwise known to the Secretary, or if no such address appears on such books and records, then in care of the registered agent of the Corporation in the State of Delaware. In the event that a notice is not provided in conformity with the provisions of this Section 1, the notice will be deemed to have been given to its intended recipient upon any receipt of the notice by its intended recipient. Whenever, by any provisions of statute, the Certificate of Incorporation, these By-Laws or otherwise, any notice is required to be given any specified number of days before any meeting or event, the day on which such notice was given shall be counted but the day of such meeting or other event shall not be counted in determining whether or not notice has been given in proper time in a particular case.

Section 2. Electronic Notice. Whenever any notice whatsoever is required to be given in writing to any stockholder by law, by the Certificate of Incorporation or by these By-Laws, such notice may be given by a form of electronic transmission if the stockholder to whom such notice is given has previously consented to the receipt of notice by electronic transmission.

Section 3. Waivers of Notice. Whenever notice is required to be given under the provisions of any statute, the Certificate of Incorporation, these By-Laws, or otherwise, a written waiver thereof, signed by the person entitled to notice, or such person's proxy in the case of a stockholder, whether before or after the time stated therein shall be deemed equivalent to notice. Except as may be otherwise specifically provided by statute, any waiver by mail, messenger, overnight courier, facsimile machine, or electronic mail, bearing the name of the person entitled to notice shall be deemed a written waiver duly signed. Attendance of a person at a meeting, including attendance by proxy in the case of a stockholder, shall constitute a waiver of notice of such meeting except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business the meeting is not lawfully called or convened. Except as required by statute or the Certificate of Incorporation, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or any committee need be specified in any written waiver of notice.

ARTICLE X
GENERAL PROVISIONS

Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code and the provisions, if any, of the Certificate of Incorporation, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 7 of Article III hereof), and may be paid in cash, in property, or in shares of the Corporation's capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.

Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.

Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.

Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal, Delaware." The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE XI
INDEMNIFICATION

Section 1. Indemnification of Directors, Officers, Employees and Other Agents. The Corporation shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; provided, however, that the Corporation may limit the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person or any proceeding by such person against the Corporation or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the Corporation or (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the Delaware General Corporation Law.

(a) **Other Officers, Employees and Other Agents.** The Corporation shall have the power to indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law.

(b) **Expenses.** The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer, of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another Corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Bylaw or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Bylaw, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(c) **Enforcement.** Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this Bylaw to a director or executive officer shall be enforceable by or on behalf of the person holding such right in the forum in which the proceeding is or was pending or, if such forum is not available or a determination is made that such forum is not convenient, in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. The Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its Stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(d) **Non Exclusivity of Rights**. To the fullest extent permitted by the Corporation's Certificate of Incorporation and the Delaware General Corporation Law, the rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent permitted by the Delaware General Corporation Law and the Corporation's Certificate of Incorporation.

(e) **Survival of Rights**. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(f) **Insurance**. The Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Bylaw.

(g) **Amendments**. Any repeal or modification of this Bylaw shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(h) **Saving Clause**. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the fullest extent permitted by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law.

(i) **Certain Definitions.** For the purposes of this Bylaw, the following definitions shall apply:

(1) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement and appeal of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative.

(2) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Bylaw or any applicable law.

(3) The term the "Corporation" shall include, in addition to the resulting Corporation, any constituent Corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent Corporation, or is or was serving at the request of such constituent Corporation as a director, officer, employee or agent of another Corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Bylaw with respect to the resulting or surviving Corporation as he would have with respect to such constituent Corporation if its separate existence had continued.

(4) References to a "director," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as a director, officer, employee, trustee or agent of another Corporation, partnership, joint venture, trust or other enterprise.

<u>Section 2</u>. <u>Corporation Not Liable</u>.

(a) The Corporation shall not be liable for any loss or damage sustained by a current or former Exchange Member growing out of the use or enjoyment by such current or former Exchange Member of the facilities afforded by the Corporation or its subsidiaries, including, without limitation, a Controlled National Securities Exchange. The term "Exchange Member" shall have the meaning given such term in the By-Laws and Rules of a Controlled National Securities Exchange.

(b) The Corporation shall not be liable for any loss or damage sustained by a current or former participant of the Miami International Futures Exchange, LLC ("MIAX Futures") growing out of the use or enjoyment by such participant of the MIAX Futures of the facilities afforded by the Corporation or its subsidiaries, including, without limitation, the Miami International Futures Exchange, LLC.

ARTICLE XII
AMENDMENTS

Section 1. **Amendments.** These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders or by the Board of Directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders or Board of Directors as the case may be. All such amendments must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office. For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange before any amendment to or repeal of any provision of the By-Laws of the Corporation shall be effective, those changes shall be submitted to the Board of Directors of a Controlled National Securities Exchange and if the same must be filed with or filed with and approved by the Commission before the changes may be effective, under Section 19 of the Act and the rules promulgated under the Act by the Commission or otherwise, then the proposed changes to the By-Laws of the Corporation shall not be effective until filed with or filed with and approved by the Commission, as the case may be.

Section 2. **Entire Board of Directors.** As used in this Article XII and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

* * *

Adopted as of: June 27, 2015

B

7

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:38 AM 06/29/2011
FILED 11:38 AM 06/29/2011
SRV 110774902 - 4812494 FILE

STATE OF DELAWARE
AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
MIAMI INTERNATIONAL TECHNOLOGIES, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of amending and restating the original Certificate of Formation, filed under Miami International Technologies, LLC on May 12, 2010 under file number: 4812494

FIRST: The name of the limited liability company is **Miami International Technologies, LLC**.

SECOND: The address of the registered office of the Company is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The registered agent in charge thereof is The Corporation Trust Company.

THIRD: The members agree to be bound by the signed limited liability company agreements except as they may be contradicted by the Limited Liability Company Act of the State of Delaware.

FOURTH: The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has executed this Amended and Restated Certificate of Formation on this date of June 28, 2011.

MIAMI INTERNATIONAL TECHNOLOGIES,LLC

By: 
Thomas P. Gallagher
Chairman

8

FIRST AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
of
MIAMI INTERNATIONAL TECHNOLOGIES, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "Member") of Miami International Technologies, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), hereby declares the following to be the First Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the Operating Agreement dated June 29, 2010 of the Company (the "Original Operating Agreement").

Section 1. **Formation**. The Company has been formed as a limited liability company under the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name**. The name of the limited liability company shall be "Miami International Technologies, LLC", or such other name as the Member may from time to time hereafter designate.

Section 3. **Definitions**. Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

Section 4. **Purpose**. The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

Section 5. **Offices**. The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The Member may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

Section 6. **Member**. Miami International Holdings, Inc. is the sole member of the Company (the "Member") holding 100% of the membership interests of the Company. The name and business or residence address of the Member is 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540.

Section 7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

Section 8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

Section 9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than fifteen (15) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

Section 10. Officers. The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

Section 11. Advisory Board. The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. Capital Contributions. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

Section 13. Transfers of Member Interest. The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

Section 14. Resignation. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

Section 15. Allocations and Distributions. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

Section 16. Return of Capital. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

Section 17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

Section 18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

Section 19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

Section 21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

Section 22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the

Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 23. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

Section 24. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of May 20, 2011.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: 

Thomas P. Gallagher
Chairman

C

7

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:35 PM 06/17/2011
FILED 12:35 PM 06/17/2011
SRV 110734855 - 4465980 FILE

STATE OF DELAWARE
AMENDED AND RESTATED
CERTIFICATE OF FORMATION
OF
MIAMI INTERNATIONAL FUTURES EXCHANGE, LLC

This filing has been executed and filed in accordance with Section 18-208 of the Limited Liability Company Act. This document is being executed for the purpose of amending and restating the original Certificate of Formation, filed under Miami Board of Trade, LLC on November 30, 2007, as amended by the Certificate of Amendment, filed on April 14, 2010 under file number: 4465980.

FIRST: The name of the limited liability company is **Miami International Futures Exchange, LLC.**

SECOND: The address of the registered office of the Company is located at Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The registered agent in charge thereof is The Corporation Trust Company.

THIRD: The members agree to be bound by the signed limited liability company agreements except as they may be contradicted by the Limited Liability Company Act of the State of Delaware.

FOURTH: The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has executed this Amended and Restated Certificate of Formation on this date of June 17, 2011.

MIAMI INTERNATIONAL FUTURES EXCHANGE, LLC

By: ______________________
Thomas P. Gallagher
Chairman

8

FIRST AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
of
MIAMI INTERNATIONAL FUTURES EXCHANGE, LLC

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "Member") of Miami International Futures Exchange, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), hereby declares the following to be the First Amended and Restated Limited Liability Company Agreement (the "Agreement") of the Company which amends and restates in its entirety the Operating Agreement dated February 1, 2008 of the Company (the "Original Operating Agreement").

Section 1. **Formation**. The Company has been formed as a limited liability company under the Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. **Name**. The name of the limited liability company shall be "Miami Board of Trade, LLC", or such other name as the Member may from time to time hereafter designate.

Section 3. **Definitions**. Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

Section 4. **Purpose**. The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

Section 5. **Offices**. The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall be The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The Member may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

Section 6. **Member**. Miami International Holdings, Inc. is the sole member of the Company (the "Member") holding 100% of the membership interests of the Company. The name and business or residence address of the Member is 7 Roszel Road, 5th Floor, Princeton, New Jersey 08540.

Section 7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

Section 8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

Section 9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than twenty-one (21) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

Section 10. **Officers.** The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 10 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

Section 11. **Advisory Board.** The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. **Capital Contributions.** The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

Section 13. **Transfers of Member Interest.** The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

Section 14. **Resignation.** The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

Section 15. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

Section 16. **Return of Capital.** The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

Section 17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

Section 18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

Section 19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

Section 20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

Section 21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

Section 22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the

Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

Section 23. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

Section 24. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of May 20, 2011.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: 

Thomas P. Gallagher
Chairman

D

7

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:33 AM 06/30/2015
FILED 10:33 AM 06/30/2015
SRV 150990702 - 5776534 FILE

CERTIFICATE OF FORMATION

OF

MIAX GLOBAL, LLC

THIS IS TO CERTIFY that there is hereby formed a limited liability company under and by virtue of the Delaware Limited Liability Company Act (the "Act") (6 Del. C. §18-101, et.seq.).

1. The name of the limited liability company is **MIAX Global, LLC** (the "Company").

2. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 30th day of June, 2015.



BARBARA COMLY
7 Roszel Road, Suite 5-A
Princeton, NJ 08540

8

LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX GLOBAL, LLC

The undersigned is executing this Limited Liability Company Agreement (the "Agreement") as of June 30, 2015 for the purpose of forming a limited liability company (the "Company") pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended from time to time (the "Act"), and does hereby agree as follows:

1. **Formation.** A certificate of formation of the Company (the "Certificate") was executed and filed with the Office of the Secretary of State of the State of Delaware on June 30, 2015.

2. **Name.** The name of the limited liability company shall be **"MIAX Global, LLC"**, or such other name as the Member may from time to time hereafter designate.

3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The Member may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

6. **Member.** Miami International Holdings, Inc. is the sole member of the Company (the "Member") holding 100% of the membership interests of the Company. The name and business or residence address of the Member is 7 Roszel Road, Suite 5-A, Princeton, NJ 08504.

7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than twenty-one (21) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers.** The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Board**. The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest.** The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

15. **Allocations and Distributions.** Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such

event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all

acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

23. **Authorized Person**. Delaware Business Incorporators, Inc. is hereby designated as an "authorized person" within the meaning of the Act, and has executed, delivered and filed the Certificate with the Secretary of State of the State of Delaware. Upon the filing of the Certificate with the Secretary of State of Delaware, Delaware Business Incorporators, Inc.'s powers as an "authorized person" ceased.

24. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

25. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: [signature]

THOMAS P. GALLAGHER
Chairman and Chief Executive Officer
7 Roszel Road, Suite 5-A
Princeton, NJ 08540

E

7

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:51 AM 02/11/2016
FILED 09:51 AM 02/11/2016
SR 20160742764 - File Number 5880323

CERTIFICATE OF FORMATION

OF

MIAX PEARL, LLC

THIS IS TO CERTIFY that there is hereby formed a limited liability company under and by virtue of the Delaware Limited Liability Company Act (the "Act") (6 Del. C. §18-101, et seq.).

1. The name of the limited liability company is **MIAX PEARL, LLC** (the "Company").

2. The address of the registered office of the Company in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle, ZIP Code 19801, and the name of the registered agent at such address for service of process is The Corporation Trust Company.

3. This Certificate shall be effective upon filing.

4. The duration of this limited liability company will be perpetual.

IN WITNESS WHEREOF, the undersigned, an authorized person, has signed this certificate this 11th day of February, 2016.



BARBARA J. COMLY
7 Roszel Road, 5th Floor
Princeton, NJ 08540

8

LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX PEARL, LLC

The undersigned is executing this Limited Liability Company Agreement (the "Agreement") as of March 7, 2016 for the purpose of forming a limited liability company (the "Company") pursuant to the provisions of the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended from time to time (the "Act"), and does hereby agree as follows:

1. **Formation.** A certificate of formation of the Company (the "Certificate") was executed and filed with the Office of the Secretary of State of the State of Delaware on February 11, 2016.

2. **Name.** The name of the limited liability company shall be **"MIAX PEARL, LLC"**, or such other name as the Member may from time to time hereafter designate.

3. **Definitions.** Capitalized terms not otherwise defined herein shall have the meanings set forth therefor in Section 18-101 of the Act.

4. **Purpose.** The Company is formed for the purpose of engaging in any lawful business permitted by the Act or the laws of any jurisdiction in which the Company may do business. The Company shall have the power to engage in all activities and transactions which the Member deems necessary or advisable in connection with the foregoing.

5. **Offices.** The principal place of business and office of the Company shall be located at, and the Company's business shall be conducted from, such place or places as the Member may designate from time to time.

The registered office of the Company in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware shall The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. The Member may from time to time change the registered agent or office by an amendment to the certificate of formation of the Company.

6. **Member.** Miami International Holdings, Inc. is the sole member of the Company (the "Member") holding 100% of the membership interests of the Company. The name and business or residence address of the Member is 7 Roszel Road, 5th Floor, Princeton, NJ 08504.

7. **Term.** The term of the Company shall commence on the date of filing of the certificate of formation of the Company in accordance with the Act and shall continue until the Company is dissolved and its affairs are wound up in accordance with Section 17 of this Agreement and a certificate of cancellation is filed in accordance with the Act.

8. **Board of Directors; Delegation of Authority and Duties.**

(a) Member and Board of Directors. The Member, acting through the Board (defined below), shall manage and control the business and affairs of the Company, and shall possess all rights and powers as provided in the Act and otherwise by law. Except as otherwise expressly provided for herein, the Member hereby consents to the exercise by the Board of all such powers and rights conferred on them by the Act with respect to the management and control of the Company. Notwithstanding the foregoing and except as explicitly set forth in this Agreement, if a vote, consent or approval of the Member is required by the Act or other applicable law with respect to any act to be taken by the Company or matter considered by the Board, the Member agrees that it shall be deemed to have consented to or approved such act or voted on such matter in accordance with a vote of the Board on such act or matter.

(b) Delegation by Board. The Board shall have the power and authority to delegate to one or more other persons the Board's rights and powers to manage and control the business and affairs of the Company, including to delegate to agents and employees of the Member, a Director (as defined below) or the Company (including Officers), and to delegate by a management agreement or another agreement with, or otherwise to, other persons. The Board may authorize any person (including, without limitation, the Member or any Officer or Director) to enter into and perform under any document on behalf of the Company.

(c) Committees. The Board may, from time to time, designate one or more committees, each of which shall be comprised of at least two Directors. Any such committee, to the extent provided in the enabling resolution and until dissolved by the Board, shall have and may exercise any or all of the authority of the Board. At every meeting of any such committee, the presence of a majority of all the representatives thereof shall constitute a quorum, and the affirmative vote of a majority of the representatives present shall be necessary for the adoption of any resolution. The Board may dissolve any committee at any time, unless otherwise provided in this Agreement.

9. **Establishment of Board of Directors.**

(a) Directors. There shall be established a Board of Directors (the "Board") composed of not less than (1) and no more than twenty-one (21) persons as determined from time to time by the Member ("Directors"), each of whom shall be elected by the Member. Any Director may be removed from the Board at any time by the Member. Each Director shall remain in office until his or her death, resignation or removal. In the event of death, resignation or removal of a Director, the party or parties, as applicable, which appointed such Director shall fill the vacancy created. Notwithstanding anything in this Agreement to the contrary, Directors shall not be deemed to be "members" or "managers" (as such terms are defined in the Act) of the Company.

(b) No Individual Authority. No Director has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company or to make any expenditures or incur any obligations on behalf of the Company or authorize any of the foregoing, other than acts that are authorized by the Board.

(c) Chairman. The Board shall designate a Director to serve as chairman. The chairman shall, unless a majority of Directors present determine otherwise, preside at all meetings of the Board. If the chairman is absent at any meeting of the Board, a majority of the Directors present shall designate another Director to serve as interim chairman for that meeting.

10. **Officers**. The Member may, from time to time as it deems advisable, designate natural persons as officers of the Company (the "Officers") or successor Officers of the Company and assign titles to any such person. Unless the Member decides otherwise, if the title is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. Any delegation pursuant to this Section 8 may be revoked at any time by the Member. An Officer may be removed with or without cause at any time by the Member.

11. **Advisory Board**. The Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

12. **Capital Contributions**. The Member shall make capital contributions to the Company from time to time, which amounts shall be set forth in the books and records of the Company.

13. **Transfers of Member Interest**. The Member may sell, assign, pledge or otherwise transfer or encumber (collectively, a "Transfer") any of its Limited Liability Company Interest in the Company to any Person so long as such Transfer is in writing.

14. **Resignation**. The Member shall have the right to resign from the Company so long as such resignation is in writing. The provisions hereof with respect to distributions upon resignation are exclusive and no Member shall be entitled to claim any further or different distribution upon resignation under Section 18-604 of the Act or otherwise.

15. **Allocations and Distributions**. Distributions of cash or other assets of the Company shall be made at such times and in such amounts as the Member may determine. Distributions shall be made to (and profits and losses of the Company shall be allocated among) the Member.

16. **Return of Capital**. The Member has the right to receive any distributions which include a return of all or any part of such Member's capital contribution, provided that upon the dissolution and winding up of the Company, the assets of the Company shall be distributed as provided in Section 18-804 of the Act.

17. **Dissolution**. The Company shall be dissolved and its affairs wound up upon the occurrence of an event causing a dissolution of the Company under Section 18-801 of the Act, except the Company shall not be dissolved upon the occurrence of an event that terminates the continued membership of a Member if (i) at the time of the occurrence of such event there are at least two Members of the Company, or (ii) within ninety (90) days after the occurrence of such

event, all remaining Members agree in writing to continue the business of the Company and to the appointment, effective as of the date of such event, of one or more additional Members. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority set forth in Section 18-804 of the Act.

18. **Amendments**. This Agreement may be amended only upon the written consent of the Member.

19. **Other Business**. The Member may engage in or possess an interest in other business ventures of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this Agreement.

20. **Limited Liability**. The Member shall not have any liability for the debts, obligations or liabilities of the Company except to the extent provided by the Act.

21. **Exculpation; Indemnification**. Neither the Member, the Officers nor any of their respective affiliates or agents (collectively, "Covered Persons") shall be liable to the Company or any other person or entity who has an interest in the Company for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement. To the fullest extent permitted by applicable law, each Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Member or Officer, as applicable, by this Agreement; provided, however, that any indemnity under this Section 21 shall be provided out of and to the extent of Company assets only, and neither the Member nor the Officer, as applicable, nor any other Covered Person, shall have personal liability on account thereof.

22. **Banking Matters**. The Member and each Officer and any agent or employee of the Company, or other person designated by such Member or Officer is hereby authorized and empowered (A) to (i) establish one or more domestic or international accounts (including but not limited to, depository, checking, disbursement, custodian, or investment accounts, and other accounts as deemed necessary or expeditious for business purposes of the Company) ("Accounts"), in the name of the Company with any bank, trust company, savings and loan institution, brokerage firm or other financial institution which said Member or Officer shall from time to time designate as a depository of funds, securities or other property of the Company, for any purpose and on terms and conditions deemed appropriate by such person on behalf of the Company; and (ii) close Accounts of the Company now or hereafter established; and (B) to assign, limit or revoke any and all authority of any agent or employee of the Company, or other person designated by such Member or Officer to (i) sign checks, drafts and orders for the payment of money drawn on the Company's Accounts, and all notes of the Company and all

acceptances and endorsements of the Company; (ii) execute or initiate electronic fund transfers; (iii) execute or initiate foreign currency exchange transactions; (iv) execute or initiate the investment of monies; and (v) initiate requests for information for any Account of the Company.

23. **Authorized Person**. Delaware Business Incorporators, Inc. is hereby designated as an "authorized person" within the meaning of the Act, and has executed, delivered and filed the Certificate with the Secretary of State of the State of Delaware. Upon the filing of the Certificate with the Secretary of State of Delaware, Delaware Business Incorporators, Inc.'s powers as an "authorized person" ceased.

24. **Amendment**. This Agreement may only be amended by a writing duly signed by the Member.

25. **Governing Law**. This Agreement shall be governed by, and construed under, the laws of the State of Delaware, without regard to conflict of law rules.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the date first written above.

MIAMI INTERNATIONAL HOLDINGS, INC.

By: 

THOMAS P. GALLAGHER
Chairman and Chief Executive Officer
7 Roszel Road, 5th Floor
Princeton, NJ 08540

Exhibit J

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**

2. **Title.**

3. **Dates of commencement and termination of term of office or position.**

4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1. Officers of Miami International Securities Exchange, LLC

The following persons are the officers of the Exchange:

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer, Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Paul Warner	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Operations
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Senior Vice President – Business Systems Development
Harish Jayabalan	Senior Vice President – Chief Risk Officer
Matthew Rotella	Senior Vice President – Trading Systems Development and Systems Operations
Frank Ziegler	Senior Vice President – Systems Infrastructure
Deborah Carroll	Senior Vice President, Associate General Counsel and Assistant Corporate Secretary
Richard Ross	Senior Vice President of Exchange Traded Products

Name	Title
Joseph S. Bracco	Senior Vice President – Head of Sales
Richard Rudolph	Vice President and Senior Counsel
Shawn Hughes	Vice President – Project Management
John Masserini	Chief Security Officer and Vice President – Information Security
Amy Neiley	Vice President – Trading Operations and Listings
Lawrence O'Leary	Vice President – Market Surveillance
Laurence Gardner	Vice President – Regulatory Operations
Tia Toms	Vice President – Administration
Gregory Ziegler	Assistant Vice President and Associate Counsel
Kelly Fitzgerald	Assistant Vice President – Controller

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. **Directors of Miami International Securities Exchange, LLC**

The following persons are the directors and Board observers of the Exchange as of March 7, 2016:

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
Thomas P. Gallagher	Industry Director	So long as CEO of the Company	Securities Exchange
Andrew Schultz	Industry/ERP Director	So long as qualified under Equity Rights Program	Head of Strategic Options Business, Susquehanna International Group, LLP
William T. Bergman	Non-Industry/ Independent Director	Class I – 2017	Vice President and Special Assistant to the President, Temple University
Meaghan Dugan	Industry/Member Representative Director	Class I – 2017	Director and Head of the Derivatives Product Management Team – Global Execution Services – Bank of America Merrill Lynch

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
Sean Flynn	Industry/Member Representative Director	Class I – 2017	Vice President- Timber Hill, LLC
H. Dale Herring	Industry Director	Class I – 2017	Real Estate Development
Lawrence E. Jaffe	Non-Industry/ Independent Director	Class I – 2017	Attorney
Cynthia Schwarzkopf	Non-Industry/ Independent Director	Class I – 2017	Professional and Philanthropic Public Speaker
J. Gray Teekell	Non-Industry/ Independent Director	Class I – 2017	President of The Teekell Company, Inc.
Lindsay L. Burbage	Non-Industry/ Independent Director	Class II – 2018	Attorney
Robert P. Castrignano	Industry Director	Class II – 2018	Principal – Equities Division at Sandler O'Neill & Partners, L.P.
John DiBacco, Jr.	Industry Director	Class II – 2018	Global Head of Equities Trading – KCG
John A. Kinahan	Industry/Member Representative Director	Class II – 2018	Chief Executive Officer – Group One Trading LP
John E. McCormac	Non-Industry/ Independent Director	Class II – 2018	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
William J. O'Brien IV	Non-Industry Director	Class II – 2018	Senior Vice President, Oil & Gas, O'Brien Energy Company, LLC
Michael P. Ameen	Non-Industry Director	Class III – 2019	Executive Vice President, Chief Operating Officer and Financial Officer, O'Brien Energy Company, LLC

DIRECTORS			
Name	**Classification**	**Term of Office**	**Type of Business**
John Beckelman	Industry Director	Class III – 2019	Principal – Sandler O'Neill & Partners, L.P.
Marianne Deane	Non-Industry/ Independent Director	Class III – 2019	Community Volunteer
Kurt M. Eckert	Industry/Member Representative Director	Class III – 2019	Partner – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent Director	Class III – 2019	Board of Trustees – The Hun School of Princeton
Paul Jiganti	Industry/Member Representative Director	Class III – 2019	Managing Director Options Business Development, IMC Financial Markets
Robert D. Prunetti	Non-Industry/ Independent Director	Class III – 2019	President and CEO, Mercer Regional Chamber of Commerce; President, Phoenix Ventures, LLC
OBSERVERS			
Guy Dowman	Industry	So long as qualified under Equity Rights Program	Vice President and Executive Director – Morgan Stanley

3. **Committees of Miami International Securities Exchange, LLC**

The standing committees of the Board and the persons appointed to sit on the standing committees are as follows:

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry/Independent Director
Michael P. Ameen	Non-Industry Director
John E. McCormac	Non-Industry/Independent Director

COMPENSATION COMMITTEE	
Name	**Classification**
J. Gray Teekell (Chair)	Non-Industry/Independent Director
William T. Bergman	Non-Industry/Independent Director
Robert D. Prunetti	Non-Industry/Independent Director

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent Director
Lawrence E. Jaffe	Non-Industry/Independent Director
Leslie Florio	Non-Industry/Independent Director

APPEALS COMMITTEE	
Name	**Classification**
Lawrence Jaffe (Chair)	Non-Industry/Independent Director
Robert Castrignano	Industry Director
Kurt M. Eckert	Industry/Member Representative Director

FINANCE COMMITTEE	
Name	**Classification**
Michael P. Ameen (Chair)	Non-Industry Director
John Beckelman	Industry Director
Marianne Deane	Non-Industry/Independent Director
H. Dale Herring	Industry Director
John E. McCormac	Non-Industry/Independent Director
J. Gray Teekell	Non-Industry/Independent Director

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent Director
Robert Castrignano	Industry Director
Marianne Deane	Non-Industry/Independent Director
Meaghan Dugan	Industry/Member Representative Director
Kurt M. Eckert	Industry/Member Representative Director
John A. Kinahan	Industry/Member Representative Director
John E. McCormac	Non-Industry/Independent Director
William J. O'Brien IV	Non-Industry Director
J. Gray Teekell	Non-Industry/Independent Director